

Emergis

November 13, 2007

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News release entitled "UT Southwestern Medical Center activates Java™ version of Oacis electronic patient record system" dated February 6, 2007;
- News release entitled "Emergis settles claims against Tennessee electric utility for eInvoicing technology dated February 8, 2007;
- News release entitled "Emergis signs license with a software vendor for its invoicing technology" dated February 8, 2007;
- News release entitled "Emergis and Infoway complete preferred solution vendor agreement for drug information systems" dated February 8, 2007;
- News release entitled "Emergis renews contract for payment card transaction processing services with Tangarine" dated February 15, 2007;
- News release entitled "Emergis announces third normal course issuer bid" dated February 21, 2007;
- News release entitled "Emergis reports record annual earnings for 2006 and increases 2007 financial targets" dated February 21, 2007;

11/19

1000, rue de Sérigny
Bureau 600
Longueuil, Québec
J4K 5B1

- News release entitled "Emergis Expands Electronic Health Record Solution - Assure EHR" dated February 23, 2007;
- News release entitled "Emergis renews and expands its relationship with Standard Life" dated March 7, 2007;
- News release entitled "Emergis licenses eInvoicing technology to Florida-based utility" dated March 30, 2007;
- News release entitled "Emergis and Pro-Suite sign integration agreement to offer Assyst Real Estate to B.C. notaries" dated April 16, 2007;
- News release entitled "Emergis accelerates deployment of its electronic health record solution across Montréal region" dated April 16, 2007;
- News release entitled "Emergis launches PCI compliance services" dated April 19, 2007;
- News release entitled "Emergis to provide electronic health record solution to Hawkesbury General Hospital of Ontario" dated April 25, 2007;
- News release entitled "Emergis delivers strong performance in first quarter 2007" dated April 26, 2007;
- News release entitled "Emergis patient record application selected by Children's Hospital of Eastern Ontario" dated May 24, 2007;
- News release entitled "Emergis launches Oacis emergency department tracking module" dated May 28, 2007;
- News release entitled "Emergis expands electronic services for workers' compensation boards" dated May 29, 2007;
- News release entitled "Laurentian Bank chooses Emergis' electronic solution for completing mortgage transactions" dated June 12, 2007;
- News release entitled "Emergis partners with Ontario Pharmacists' Association" dated June 13, 2007;
- News release entitled "Canadian Bar Association selects Emergis as preferred supplier of electronic mortgage processing services" dated June 19, 2007;
- News release entitled "Emergis acquires Ontario health IT company Unikoan" dated July 3, 2007;

- News release entitled "Emergis acquires pharmacy management systems company Informatique D.L.D." dated August 2, 2007;

- News release entitled "Emergis renews its relationship with Great-West Life" dated August 2, 2007;

- News release entitled "Emergis delivers strong earnings growth in second quarter 2007" dated August 2, 2007;

- News release entitled "Emergis confirms it has no holdings of asset-backed commercial paper" dated August 27, 2007;

- News release entitled "Emergis completes contract renewals with all major insurance company customers" dated September 4, 2007;

- News release entitled "Emergis partners with Rx Canada to offer additional online services to pharmacists" dated September 6, 2007;

- News release entitled "Emergis licenses eInvoicing technology to SAP" dated October 1, 2007;

- News release entitled "Emergis launches new service to support gift cards and loyalty programs with Sunoco" dated October 2, 2007;

- News release entitled "Emergis CEO named Ernst & Young Entrepreneur Of The Year" dated October 5, 2007;

- News release entitled "Emergis among Canada's Top 100 Employers" dated October 9, 2007;

- News release entitled "Oacis Users' Group concludes annual conference in Australia" dated October 11, 2007;

- News release entitled "Emergis enables debit payments over the internet" dated October 18, 2007;

- News release entitled "Emergis reports third quarter 2007 financial results" dated November 1, 2007;

- News release entitled "Emergis' electronic mortgage processing solution now available through BC OnLine" dated November 6, 2007; and

- News release entitled "Emergis' Oacis EMR to be implemented at Medical University of South Carolina's new state-of-the-art facility" dated November 7, 2007

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

John Sypnowich
Vice-President and General Counsel

JS/jm

Enclosures

File No. 82.5206

News releases

UT Southwestern Medical Center activates Java™ version of Oacis electronic patient record system

Montréal, February 6, 2007 — Emergis Inc. (TSX: EME) announced today that UT Southwestern Medical Cen successfully activated the Java™ version of Oacis - the company's interoperable electronic patient record syst enterprise master patient index (EMPI). UT Southwestern chose to upgrade its Oacis applications to support their effortless online access to electronic patient records, irrespective of care delivery setting or the location of attending clir

"With the addition of UT Southwestern, there are now 20 sites in North America which have successfully upgraded to t version of Oacis, with more in progress in Australia," commented Mark Groper, Executive Vice-President at Emergis. "T remarkable accomplishment considering the Java version has been available for only eighteen months. Furthermor strong testament to the unique combination of Oacis' clinician-driven design, efficient web deployment, and open arch designed for interoperability."

UT Southwestern ranks among the top academic medical centers in the world. Its faculty members, who are responsit broad array of groundbreaking biomedical research advances, are respected for their dedication to teaching and traini Oacis implementation throughout UT Southwestern encompasses Parkland Health & Hospital System as well Southwestern University Hospital.

The Oacis Solution

Oacis' flexible open architecture design enables it to support a variety of settings. It can link and integrate patient info among disparate systems, as well as provide care delivery organizations with full-function EMR functionality. It can packaged as an EHR platform for communities and regions.

Oacis boasts a history of firsts. The product's early roots helped launch the HL7® Standards Development Organizatio was the first commercially viable clinical data repository (CDR)-based patient record solution designed to interconn other systems. Moreover, its unique "smart summarization" and drill-down user interface have been emulated by nu suppliers, but never fully replicated. More recently, Oacis became the first Java-based (fully web enabled) solution a resulting in enhanced flexibility and value for clients. Among the numerous advantages of Java, it enables care prov use Oacis on all Internet-capable devices, including Apple's Macintosh, a requirement of most university medical center

The flexibility of the Oacis CDR enables it to be configured as a central data model for enterprise and local EHR deployn well as accommodate confederated models often required by larger jurisdictions. Oacis interconnects the various El other systems across all sites through a common EMPI and CDR. All clinicians use the Oacis Clinical Viewer applic access and view longitudinal EHR data spanning the organizations' dispersed locations and numerous information syste

About Emergis

Emergis is an IT leader that focuses on the health and financial services sectors. It develops and manages solutic automate transactions and the exchange of information to increase the process efficiency and quality of servic customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospital corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. The Company's shares (TS) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securities laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of February 6, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, the delivery delays or failure renewal of major contracts which expire in the near term, complexities and the timing of signing government co customers developing internally the capability to perform the services which the Company performs on their beh Company's response to its industry's rapid rate of change, the limited time available to capitalize on market opport competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, e: under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breacl Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual p infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward- information to make decisions, investors and others should carefully consider the foregoing factors and other uncertaint potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly mc 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in th health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pu these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not c such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outc such items or factors. For additional information with respect to certain of these and other factors, refer to the ri: uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (ri uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS AT February 6, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Contacts:

Emergis
John Gutpell, 450 928-6856
Oacis Marketing
Doug McCourt, marketing@oacis.com, 707 658-5110

File No. 82-5206

News releases

Emergis settles claims against Tennessee electric utility for eInvoicing technology

Montréal, February 8, 2007 — Emergis Inc. (TSX: EME), a Canadian eBusiness company, today announced that i based subsidiary Emergis Technologies, Inc. has settled its lawsuit against Middle Tennessee Electric Membership Corp of Murfreesboro, Tennessee, for alleged infringement of Emergis' electronic invoicing and payment technology patent.

"The out-of-court settlement is part of a series of eleven settlements and licenses that Emergis has signed since the be of 2006, and it is in line with our sustained efforts to enforce our intellectual property rights," said Marc Filion, Executiv President at Emergis.

Emergis Technologies owns a U.S. patent that was granted in March 2000 for a process for the electronic receipt and p of invoices. Emergis no longer offers an electronic invoicing and payment service, but continues to own the patent.

Middle Tennessee Electric Membership Corporation distributes electricity to about 160,000 residential and business men a four-county area south of metropolitan Nashville, Tennessee.

About Emergis

Emergis is an IT leader that focuses on the health and financial services sectors. It develops and manages solutic automate transactions and the exchange of information to increase the process efficiency and quality of servic customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospital corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. The Company's shares (TS) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securities laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "si "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of February 8, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, the delivery delays or failure renewal of major contracts which expire in the near term, complexities and the timing of signing government co customers developing internally the capability to perform the services which the Company performs on their beh Company's response to its industry's rapid rate of change, the limited time available to capitalize on market opport competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, e under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breac Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual p infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly mc 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in th

health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pu these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (ri uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS AT FEBRUARY 8, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell 450 928-6856

File No. 82-5206

News releases

Emergis signs license with a software vendor for its invoicing technology

Montréal, February 8, 2007 — Emergis Inc. (TSX: EME), a Canadian eBusiness company, today announced subsidiary Emergis Technologies, Inc. has reached an additional agreement to license its electronic invoice presentm payment (EIPP) patented technology to enterprise software vendor NISC of Lake St. Louis, Missouri and Mandan Dakota. NISC is an enterprise software provider to rural utility and telecommunications cooperatives, and is the first su headquartered, cooperatively-owned provider to enter into a license. This new EIPP license adds to the series of licenses and settlements that Emergis has signed since the beginning of 2006.

"This new agreement is our third license with a software vendor for our 362 patent," said Marc Filion, Executive Vice-Pı at Emergis. "It is encouraging to have another company recognize the value of this Emergis patent."

Emergis Technologies owns a U.S. patent which was granted in March 2000 for a process for the electronic rece payment of invoices. Emergis no longer offers an electronic invoicing and payment service, but continues to own the pa

About Emergis
Emergis is an IT leader that focuses on the health and financial services sectors. It develops and manages solutic automate transactions and the exchange of information to increase the process efficiency and quality of servic customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospital corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. The Company's shares (TS are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securities laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "sı "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of February 8, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, the delivery delays or failure renewal of major contracts which expire in the near term, complexities and the timing of signing government co customers developing internally the capability to perform the services which the Company performs on their beh Company's response to its industry's rapid rate of change, the limited time available to capitalize on market opporl competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, e under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breacl Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual p infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly mc 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in th

health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pu these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outc such items or factors. For additional information with respect to certain of these and other factors, refer to the ri: uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (ri uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS AT FEBRUARY 8, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell 450 928-6856

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File No. 82-5206

News releases

Emergis and Infoway complete preferred solution vendor agreement for drug information systems

Montréal, February 8, 2007 — Emergis Inc. (TSX: EME) announced today that it has concluded a Preferred ! Agreement with Canada Health Infoway for its Assure EHR Drug Information System (DIS) solution. The three-year (wide agreement includes competitive pricing and conditions designed to accelerate Infoway's program to supp implementation of interoperable electronic health records (EHR) across the country by governments and publicly funde(care organizations. It recognizes that Emergis' DIS solution meets Infoway's criteria from a program investment perspe terms of pricing and interoperability.

"We are very pleased that Emergis' DIS solution has been recognized by Infoway and are proud to support Infoway's accelerating the adoption of technology to improve the quality and safety of health care for all Canadians," said Mark Executive Vice-President of Emergis. "We believe this agreement will assist in shortening the sales cycle for DIS project Canada and will enhance our position in markets in the U.S. and abroad. Assure EHR Drug Information System has e as one of the leading DIS solutions in the market today."

Emergis and Infoway have negotiated pricing for a standard DIS offering to be made available by Emergis to governme health care organizations. Those wishing to augment or customize the standard offering to suit their particular needs ; to do so. Selection of a specific supplier for a DIS solution rests with the government or health care organization.

Emergis' Assure EHR Drug Information System solution manages clinical data concerning a patient's medication including prescribed and dispensed drugs, allergies, and ongoing drug treatment. It allows authorized pharmacists, ph and other health care professionals to securely exchange relevant and current information to facilitate accurate prescrit dispensing. Among other features, it supports prescription monitoring programs and increases the efficiency of drug ut reviews thereby reducing the high human and financial cost of potential adverse drug reactions.

About Infoway

Canada Health Infoway Inc. is an independent not-for-profit organization that invests with public-sector partners Canada to implement and reuse compatible health information systems which support a safer, more efficient heal system.

About Emergis

Emergis is an IT leader that focuses on the health and financial services sectors. It develops and manages solutic automate transactions and the exchange of information to increase the process efficiency and quality of servic customers. Emergis has expertise in electronic health-related claims processing, health record systems, pr management solutions, cash management and loan document processing and registration. In Canada, Emergis subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospital corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. The Company's shares (TS: are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securities laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "si "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of February 8, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, the delivery delays or failure

renewal of major contracts which expire in the near term, complexities and the timing of signing government co customers developing internally the capability to perform the services which the Company performs on their beh Company's response to its industry's rapid rate of change, the limited time available to capitalize on market opport competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, e: under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breacl Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual p infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward- information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly mc 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in th health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pu these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (ri uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS AT FEBRUARY 8, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell 450 928-6856

File No. 82-5206



News

Emergis renews contract for payment card transaction processing services with Tangarine

Montréal, February 15, 2007 — Emergis Inc. (TSX: EME) announced today that it has renewed its payment card transaction processing agreement with Tangarine Concepts Corporation (Tangarine), an independent sales organization (ISO). Under the new three-year agreement, Emergis will continue to provide its Assure Pay Credit and Debit Card Processing solution for online authorization and settlement of point-of-sale (POS) transactions in Canada. This renewal adds to a series of nine new and renewed contracts signed in the last year by Emergis in the same business area.

"With these agreements, Emergis is successfully delivering on its strategy to grow its payment card business by supporting merchant acquirers through independent sales organizations and by dealing directly with merchants in Canada," said Keith Nugara, Senior Vice-President of Emergis. "We are pleased to work with leaders such as Tangarine and to help them offer innovative products and services which meet the requirements of their own customers."

Tangarine Concepts Corporation, a subsidiary of Tangarine Payment Solutions Corp. (TSX: TAN), is considered to be one of the largest ISOs in Canada. It offers electronic transaction processing services to small and medium-sized merchants and operates over 8,500 wired and wireless point-of-sale terminals across the country.

"We are pleased to renew our contract with Emergis as we have enjoyed a long partnership with the company and look forward to continued growth," said Keith Turner, President and CEO of Tangarine.

Emergis has also concluded and renewed agreements for its Assure Pay Credit and Debit Card Processing solution in recent months with merchants such as new regional carrier Porter Airlines Inc. as well as with ISOs such as IDtel Solutions.

Emergis' Assure Pay Credit and Debit Card Processing solution provides a comprehensive POS service to ISOs and merchants or retailers to electronically verify and process credit and debit card transactions. It supports a wide range of communications protocols and all major credit, private-label, fleet, travel and entertainment cards. Emergis is among the largest third party processors based in Canada and a market leader in servicing ISOs.

About Emergis

Emergis is an IT leader that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis and its subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of February 15, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading

industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, our ability to deliver development and implementation projects in a timely manner, non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, the limited time available to capitalize on market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT FEBRUARY 15, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information: John Gutpell, 450 928-6856

File No. 82.5206

News releases

Emergis announces third normal course issuer bid

Montréal, February 21, 2007 — Emergis Inc. (TSX: EME) today announced its intention to initiate a normal cours bid through the facilities of the Toronto Stock Exchange, subject to regulatory approval. Purchases made pursuant to will not exceed 5,560,000 common shares, representing approximately 10% of the public float as of February 21, 20 common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the peri March 2, 2007 to February 29, 2008.

This bid follows one announced in February 2006 and which will expire on March 1, 2007, through which 4.4 million c shares have been repurchased to date at an average price of $5.09 per share for an aggregate cost, including expenses, of $22.6 million. The Company also carried out both a substantial and a normal course issuer bid in 2005, which 10.1 million common shares were repurchased for an aggregate cost, including related expenses, of $35.9 millio the end of 2004, the company has reduced its common shares outstanding by approximately 13% to the current level million.

Emergis believes that the purchase of its common shares represents an appropriate use of a portion of its available light of the current trading price of its common shares.

At year-end 2006, Emergis had cash, cash equivalents and temporary investments of approximately $100 milli Company believes its strong cash position and cash flows will provide sufficient investment capital to achieve its orga external growth objectives, while at the same time allowing the Company to invest in repurchases at attractive valuatic Company believes both of these actions will create value for its shareholders.

In 2007, Emergis will continue to invest in technology to increase the scope and functionality of its solutions and the offers to its customers. It will expand its reach in its chosen markets in health and financial services through a programs and new contract wins. Finally, the Company will capitalize on its proven expertise to generate new revenue from existing customers through services that will increase their process efficiency or enhance their service offe addition to its efforts to increase organic growth, Emergis will continue to seek complementary acquisitions to extend i and its solutions offering, particularly in the health sector. It will also continue to review its solutions to ensure they n demonstrate the potential to meet, growth and strategic objectives.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi-ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of February 21, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption

the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com; and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key persoi ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward- information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the publi sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pu these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri uncertainties section of the Company's 2006 MD&A and to its 2005 Annual Information Form (risks and uncertaintie with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF FEBRUARY 21, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EI EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORM WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPL LAW.

\- 30 -

Information: John Gutpell 450 928-6856

File No. 82-5206

News

Download fourth quarter 2006 financial statements (pdf, 148k)

Download supplementary financial information (pdf, 295k)

Download 2006 audited financial statements and notes (pdf, 223k)

Download 2006 management's discussion and analysis (pdf, 219k)

Emergis reports record annual earnings for 2006 and increases 2007 financial targets

- Exceeded annual EBITDA[1] and EPS financial targets
  - EBITDA before one-time items at $35.7 M for the year, up 37% from $26.0 M in 2005
  - EPS from continuing operations before one-time items at $0.19 for the year ($(0.01) in 2005)
- Revenue at $170.0 M for the year ($46.2 M in Q4)
- Health revenue growth for the year of 24%
- Q4 results up significantly from Q4 2005 and Q3 2006

Montréal, February 21, 2007 — Emergis Inc. (TSX: EME) today announced its unaudited financial results for th months ended December 31, 2006 and its audited financial results for the twelve months ended December 31, 2006. A figures in this release are expressed in Canadian dollars, unless otherwise indicated.

Emergis generated revenue of $170.0 million in 2006 compared to the target of approximately $172 million. EBITDA one-time items came in at $35.7 million, above the high end of the target range of $30 million to $33 million. E continuing operations before one-time items was $0.19 per fully diluted share, exceeding its target of at least $0.15.

"Emergis made great progress in 2006 from a strategic, operational and financial point of view, reporting record earnings from continuing operations before one-time items of $18.0 million or $0.19 per share," said François Côté, Pr and Chief Executive Officer of Emergis. "All of our Health operations grew and provided an increasing contribution to e a trend we see continuing. The public health sector is proving to be a key growth market for us. Our traditional processing business is benefiting from our investments in new technology and the profitability of our pharmacy mana systems operations has significantly improved."

"Our Finance operations increased their overall earnings contribution as a result of our continued cost containment Côté added. "We expect to see continued progress for the Company as a whole in 2007."

Net income from continuing operations before one-time items for the quarter was $6.0 million or $0.07 per share, do $3.0 million or $0.03 per share in the fourth quarter of 2005. The increase was mainly due to the stronger performance of the Company. The corresponding figure for the third quarter of 2006 was $5.1 million or $0.06 per shar

Including one-time items, net income from continuing operations in the fourth quarter was $9.7 million or $0.11 pe compared to $4.8 million or $0.05 per share in the prior year. The one-time items included in the current quarter's consisted of the recognition of future income tax assets of $4.0 million relating to the amalgamation of certain subs and a $0.3 million adjustment to a restructuring provision taken in 2004. In the fourth quarter of 2005, the C recognized a $1.8 million tax recovery due to the reduction of a future income tax liability upon wind-up of a subsidiary

Net income for the quarter was $9.7 million or $0.11 per share compared to $6.9 million or $0.07 per share in th quarter of 2005, and to $5.2 million or $0.06 per share in the third quarter of 2006. Discontinued operations contribut million or $0.02 per share to net income for the fourth quarter of 2005 and $0.1 million or $0.00 per share in the third of 2006. There was no contribution from discontinued operations in the current quarter.

Note: The descriptions of the Company's financial performance compared to historical periods in this news release sun those described in its 2006 Management's Discussion and Analysis, which has been posted on Emergis' corporate w along with this release and other financial information, and filed on SEDAR.

Financial highlights for the twelve months

Twelve-month periods ended December 31, 2006 and 2005, in millions of Canadian dollars:

	Revenue	EBITDA

	2006	2005	2006	2005
Health	113.8	91.9	26.5	17.4
Finance	56.2	67.1	8.2	6.4
Core before one-time items	170.0	159.0	34.7	23.8
Non-core	-	-	1.0	2.2
Total before one-time items	**170.0**	**159.0**	**35.7**	**26.0**
Contract settlements	-	-	-	2.4
Restructuring & other	-	-	(0.3)	-
Total	**170.0**	**159.0**	**35.4**	**28.4**

- Revenue at $170.0 million increased 7% from the prior year, while EBITDA excluding one-time items improved : $26.0 million (16% of revenue) in 2005 to $35.7 million (21% of revenue) in 2006. Reported EBITDA increased from $28.4 million (18% of revenue) to $35.4 million (21% of revenue).
- Health operations generated 24% more revenue than in 2005 mainly as a result of acquisitions and of organic gı claims processing, pharmacy management systems and EHR license revenue, partly offset by the expiry of a clai transport contract in 2005.
- Health EBITDA increased from $17.4 million to $26.5 million due to organic growth in claims processing and pha management systems, and to acquisitions. These impacts were reduced by an increase in the proportion of overl expenses allocated to the Health segment relative to the Finance segment. The EBITDA margin for Health was 2: compared to 19% in 2005.
- Finance revenue decreased mainly due to the wind-down of the commercial operations of the Company's eInvoic solution, the expiry of a transition services contract related to webdoxs, and lower professional services revenue to Visa Commerce. These decreases were partly offset by higher revenue related to the licensing of the Compan\ eInvoicing technology and professional services associated with cash management activities.
- Finance EBITDA excluding one-time items increased from $6.4 million in 2005 to $8.2 million mainly due to cost containment efforts and a decrease in the proportion of overhead expenses alloc: the Finance segment relative to the Health segment. This increase was partly offset by the loss of contribution re from the wind-down of the commercial operations of the Company's eInvoicing solution and from lower professic services related to Visa Commerce.
- Non-core operations, which included a distribution agreement with a telecommunications company for legacy prc and other non-core and exited products, ceased as of June 30, 2004. However, the Company reversed tax provis related to non-core activities which totaled $1.0 million in 2006 and $2.2 million in 2005.

Twelve-month periods ended December 31, 2006 and 2005, in millions of Canadian dollars, except per share data:

	Net income		EPS	
	2006	2005	2006	2005
Continuing operations before:	18.0	(1.0)	0.19	(0.01)
One-time items	3.7	4.2	0.04	0.04
Continuing operations	**21.7**	**3.2**	**0.23**	**0.03**
Discontinued operations	7.1	8.3	0.08	0.09
Total	**28.8**	**11.5**	**0.31**	**0.12**

- Net income from continuing operations before one-time items improved to $18.0 million or $0.19 per share com| a loss of $(1.0) million or $(0.01) per share in 2005. This increase was mainly due to an improved operating performance, the absence in 2006 of a foreign exchange loss present in 2005, and lower depreciation. Net incor continuing operations was $21.7 million or $0.23 per share compared to $3.2 million or $0.03 per share in 2005

- Discontinued operations contributed $7.1 million to 2006 net income mainly due to a price adjustment associate the sale in 2004 of the Company's former U.S. Health operations that was received in the second quarter. In 20($8.3 million contribution from discontinued operations related primarily to a gain on sale of its eLending U.S. op
- Net income at $28.8 million or $0.31 per share was nearly three times the $11.5 million or $0.12 per share repo 2005.
- One-time items in 2006 included the recognition of future income tax assets and an adjustment to a restructurin provision taken in 2004. In 2005, they included contract settlements and the reduction of a future income tax lia upon wind-up of a subsidiary. One-time items do not include accruals or reversals of accruals made in the norm of business.

Revenue summary for the quarter

Three-month periods ended December 31, 2006, September 30, 2006, and December 31, 2005, in millions of Canadian

	Q4 2006	Q3 2006	Q4 2005
Health	34.1	29.2	24.7
Finance	12.1	14.1	15.0
Total revenue	**46.2**	**43.3**	**39.7**

- Revenue for the quarter was $46.2 million compared to $39.7 million in the fourth quarter of 2005 and compare $43.3 million in the third quarter of 2006. In the year-over-year and sequential quarterly comparisons, growth i operations was offset by lower Finance revenue.
- Recurring revenue represented 82% of total revenue in the quarter compared to 92% in the fourth quarter last to 84% in the third quarter of 2006. The change from the historical quarters is mainly due to the acquisition of D portion of whose revenue is derived from consulting services which the Company classifies as "deployment and consulting" revenue rather than recurring revenue. It is expected that recurring revenue in the future will contin represent a level more consistent with that of recent quarters.
- Health revenue increased 38% on a year-over-year basis due mainly to the acquisitions of Dinmar, whose perfor exceeded expectations, and of FrontLine, and to organic growth in pharmacy management systems, claims proc and professional services revenue. These increases were partly offset by the expiry of a claims transport contrac 2005.
- On a sequential quarterly basis, the 17% increase in Health revenue was due mainly to Assure EHR license rever associated with the Montréal region contract announced in December, seasonally higher revenue from claims prc and to organic growth in the Company's pharmacy management systems business.
- Compared to the fourth quarter of 2005, Finance revenue decreased due mainly to the expiry of a transition ser contract related to the webdoxs consumer bill presentment service, to lower professional service revenue relatec Commerce activities and to the wind-down of the Company's eInvoicing operations, partly offset by higher licens revenue related to its patented electronic invoicing technology.
- Finance revenue decreased from the third quarter of 2006 mainly due to seasonally lower revenue from the Com lien registration solution and to the sale of this solution in December, the expiry of a contract in the cash manag area and to lower revenue from professional services associated with the Visa Commerce initiative.

EBITDA summary for the quarter

Three-month periods ended December 31, 2006, September 30, 2006, and December 31, 2005, in millions of C dollars:

	Q4 2006	Q3 2006	Q4 2005
Health	9.7	7.2	4.6
Finance	1.1	1.7	1.7
Core	10.8	8.9	6.3
Non-core	0.2	0.3	2.2
EBITDA before:	**11.0**	**9.2**	**8.5**
Contract settlements	-	-	-
Restructuring & other	(0.3)	-	-

Total EBITDA	10.7	9.2	8.5

- EBITDA before one-time items was $11.0 million (24% of revenue), up 29% from $8.5 million (21%) generated fourth quarter of 2005, reflecting a higher contribution from Health and a lower contribution from Finance operat Compared to the third quarter of 2006, EBITDA increased from $9.2 million, with an increased contribution from being partly offset by a decrease from Finance.
- The one-time item included in the current quarter's results is an adjustment of $0.3 million relating to a restruct provision taken in the fourth quarter of 2004.
- Health EBITDA was $9.7 million (28% of Health revenue) compared to $4.6 million (19%) in the fourth quarter c and $7.2 million (25%) in the third quarter of 2006. Compared to 2005, the increase was due mainly to acquisiti to organic growth in claims processing and pharmacy management systems. These increases were partly offset I increase in the proportion of overhead expenses allocated to the Health segment relative to the Finance segmen
- In the sequential quarterly comparison, Health EBITDA increased due to license revenue related to the signing in December of an EHR contract for hospitals across the Montréal region and to a seasonally higher contribution fro processing.
- Finance contributed $1.1 million to EBITDA before one-time items in the quarter (9% of Finance revenue) compa $1.7 million (11%) in the fourth quarter of 2005 and to $1.7 million (12%) in the third quarter of 2006. In the y year comparison, decreases in contributions from transition services related to the sale of the webdoxs consume presentment solution and from professional services related to Visa Commerce activities offset positive impacts a decrease in the proportion of overhead expenses allocated to the Finance segment relative to the Health segm
- In the sequential quarterly comparison, Finance EBITDA decreased mainly due to lower contributions from cash management and from professional services related to Visa Commerce.
- Non-core operations ceased as of June 30, 2004. However, in each of the quarters of 2006, the Company revers provisions that were related to non-core activities.

Financial position at December 31

Cash on hand at quarter-end, including temporary investments, was $99.7 million, a level similar to the $100.3 m September 30, 2006, reflecting mainly cash inflows from operating activities being offset by outflows associated with of repurchases under a normal course issuer bid and with debt repayments.

Working capital from continuing operations at year end was $90.9 million compared to $109.3 million at the end o Investing activities generated a net outflow in 2006 of $(36.4) million related to the acquisition of businesses, the purc temporary investments and additions to fixed assets, partly offset by a net inflow of funds from the sale of busi Financing activities also generated a net outflow of funds, which totalled $(27.0) million related mainly to the repurc shares under normal course issuer bids, and to the repayment of debt. Long-term debt at the end of 2006 decreased million from $4.4 million at the end of 2005.

Increasing financial targets for 2007

The Company has increased its financial targets for 2007 as a result of its stronger than expected financial performanc fourth quarter of 2006 and of stronger growth in its Health operations anticipated in 2007. Target ranges are now as revenue from $189 million to $193 million, EBITDA from $39 million to $43 million, and for EPS from continuing opera $0.26 to $0.30 per share. The target ranges assume that the Company will be able to maintain and renew contra existing customers, and enter into new contracts to generate its targeted revenue growth.

Operating highlights

Health

Progress in the Health sector in 2006

Growth in the Company's Health operations over the past year was evident in a number of areas:

- The number of health claims adjudicated grew by 14%. Claims transported grew by 21%, supported by the annu impact of the acquisition of the Canadian network operations of NDCHealth in March 2005.
- The number of group insurance plan members holding Emergis pay-direct drug cards and the members' covered dependants increased by 8% to 8.0 million.
- The Company was successful in maintaining its core private insurance company clients and adding an important one—La Capitale Insurance and Financial Services Inc.
- In the public sector, Emergis signed a contract with Newfoundland and Labrador for the implementation and mai of a DIS in the province. Development of the system is currently underway. The Company also signed a contract Government of Ontario to take over the management of the province's Health Network System (see details belo
- The acquisition of Dinmar Consulting added world-class technology, expertise and reach in the regional electroni records market.

- In the workers' compensation area, the number of health care providers connected to the Emergis platform grew to 3,900.
- The number of pharmacies using Emergis pharmacy systems software grew by 9% to 2,900 as a result of the ac of FrontLine Solutions in May.
- Emergis renewed a number of drug and dental claims transport contracts in the fourth quarter (see details below

EHR contract for Montréal region hospitals

In December, Emergis' electronic health record (EHR) system was licensed for deployment in hospitals across the M region. The first phase in the new wave of deployment involves six hospitals. Already installed in the eight hosp institutes representing the McGill University Health Centre and Centre hospitalier de l'Université de Montréal, the EHR will help improve the quality of patient care in hospitals across the Montréal region. L'Agence de la santé et des sociaux de Montréal is administering a single regional contract for the current and subsequent phases of this major million dollar project. An EHR system allows health care professionals to rapidly and securely consult a complete rec patient's health history.

Ontario Drug Benefit program contract

Also in December, the Company signed an agreement with the Ontario Ministry of Health and Long-term Care to man ministry's Health Network System, which processes drug claims under the Ontario Drug Benefit (ODB) program. Un five-year, multi-million dollar agreement, approximately 99 million ODB claims will be processed annually at Emergis' s the-art data facilities in Ontario. The Health Network System is the largest, real-time online transaction processing sy the Ontario government. The winning of this contract is a major step forward in Emergis' strategy to become the pro choice for the government health market. In addition to managing the Health Network System, Emergis will provide de staff to support the system and, as requested by the Ministry, enhance the system to meet the changing needs of t program.

Preferred Solution Agreement with Infoway

Also in February 2007, Emergis concluded a Preferred Solution Agreement with Canada Health Infoway for its Assure EH Information System (DIS) solution. The three-year Canada-wide agreement includes competitive pricing and co designed to accelerate Infoway's program to support the implementation of interoperable EHR systems across the cou governments and publicly funded health care organizations. It recognizes that Emergis' DIS solution meets Infoway's from a program investment perspective in terms of pricing and interoperability.

Renewal of claims transport contracts

The Company has successfully re-signed all clients acquired in the purchase of NDCHealth's Canadian claims tr business in 2005, and added three new clients in 2006. The full operational integration of the transport busine completed in the first quarter of 2006.

Finance

Progress in the Finance sector in 2006

Within the Company's Finance operations, growth was seen in the following areas:

- Assyst Real Estate transactions increased 28% to 0.2 million, bolstered by growth in market activity in Québec. I October, Emergis signed the largest residential mortgage lender in the country with over 15% of the Canadian m market to participate in the solution. Significant gains are expected in 2007 when the solution is rolled out acros as described below under "Remote Law."
- Credit and debit card authorization transactions (Assure Pay Credit Debit) increased 8% to 189.8 million.
- Cash management transactions increased 15% from 2005 to 154.3 million, including a 26% increase in Assure P transactions to 1.9 million.

Remote Law

In November, Emergis signed an agreement with RemoteLaw Online Systems Corp. of Vancouver to integrate Emergis Real Estate solution for completing mortgage transactions with RemoteLaw's web-based econveyance™ software. The year agreement targets Assyst Real Estate to be offered to all of RemoteLaw's econveyance users and the British Colum community by the spring of 2007. The contracts with RemoteLaw and with the major Canadian bank will allow the el processing and registration of residential mortgages in British Columbia, thereby fulfilling Emergis' strategy to begin the of its mortgage processing solution across Canada.

Managed security services

During the quarter, the Company renewed a major security services contract with Bell Canada. Under the three-yea million dollar contract, Emergis provides managed security services to Bell in support of Bell's major government clie Company will continue to provide a broad range of technology solutions and facilities; specially trained, security personnel; and advanced change management processes. The Company believes that its security and other managed are viewed by the broader corporate market as offering real value on their own, beyond the support they provid

solutions for the Health and Finance sectors.

Visa Commerce

In December, the Company was informed that Visa will no longer pursue the business line that was served by Visa Coı and, as a result, Visa will not extend its contract with Emergis for Visa Commerce beyond its current expiry date in June

Corporate highlights

Sale of motor vehicle lien registration solution

The Company sold its motor vehicle lien registration solution to a strategic buyer for $1.7 million and an additior million, subject to certain conditions. Further consideration of up to $1.3 million may be received, contingent on th renewing a customer contract. As part of the sale agreement, the Company will provide transition services to the buy mid-2007. Emergis' lien registration solution streamlined the process of securing financing and leasing transacti automobiles, trucks, machinery and other personal property by offering a single entry point to each provincial registrar registration. Emergis had come to believe that this solution would not meet the Company's growth and profitability targ

Normal course issuer bid

During the quarter, the Company repurchased 1.4 million shares at an average market price of $5.22 per share aggregate cost of $7.2 million, including expenses, under a normal course issuer bid initiated on March 2, 2006 and eı March 1, 2007. Total common shares outstanding at December 31, 2006 were 89.7 million. A further 0.1 million repurchased just prior to year-end, were settled and cancelled in early January 2007. The maximum number of shaı can be purchased under the bid is 6.0 million, of which 4.4 million have been purchased and cancelled to date.

In a separate new release, the Company today announced its intention to initiate a third normal course issuer bid thro facilities of The Toronto Stock Exchange, subject to regulatory approval. Purchases made pursuant to this bid will not 5.56 million common shares, representing approximately 10% of the public float of its common shares at February 21 The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the from March 2, 2007 to February 29, 2008. Emergis believes that the purchase of its common shares represents an app use of a portion of its available funds.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast tomorrow at 8:30 a.m. ET to discuss its financial results fourth quarter and year 2006. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 4: 2216. The fourth quarter and year 2006 financial results news release, unaudited fourth quarter financial statements, 2006 financial statement and notes, 2006 management's discussion and analysis and fourth quarter 2006 supple information package are posted on www.emergis.com

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, int participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3207793#. An version of the webcast will also be available starting at 10:30 a.m. tomorrow on www.emergis.com

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "sı "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of February 21, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, comp

and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit. market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key persoı ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward- information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the publi sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pı these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not ı such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri: uncertainties section of the Company's 2006 MD&A and to its 2005 Annual Information Form (risks and uncertainti with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF FEBRUARY 21, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, E EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORM WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPL LAW.

-30-

[1]EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Princip therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined income from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on assets, loss on foreign exchange, and income taxes. No reconciliation is provided in the interim consolidated state earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

Information: John Gutpell, 450 928-6856

File No. 82-5206

News releases

Emergis Expands Electronic Health Record Solution - Assure EHR

Montreal, February 23, 2007 — Emergis Inc. (TSX: EME), as part of the company's growing portfolio of health IT sc announced today the expansion of its Assure EHR product suite. Focused on the challenges of regional and jurisdictiona information networks, the expansion draws on many of the company's proven components to provide additional featu support health information exchanges, such as regional health information organizations (RHIO) or Health Main Organizations (HMO) in the U.S. It also introduces new components that effectively address the need of clinicians f access to complete and accurate electronic health records (EHR).

The core Assure EHR solution includes a secure health integration platform and web-based clinical portal for authorizec to the EHR by health care personnel across broad jurisdictions. An enterprise master patient index application complete and accurate patient records. Assure EHR's robust and flexible clinical data repository offers federated, confe or centralized deployment methods and includes laboratory and patient encounter notes information and ordering capa The Emergis drug information system offers e-prescribing features based upon patient-specific data stored within tl Instant contraindications along with visual cues intuitively guide prescribing clinicians, resulting in significant patien improvements.

"We've been growing our regional and jurisdictional EHR solutions in Canada for several years now, and are very excite introducing Assure EHR to the U.S. market," said Mark Groper, Executive Vice President at Emergis. The recent additio hallmark Oacis enterprise EMR solution to Emergis' product catalog has created tremendous synergy and flexibility EHR/EMR offering," continued Mr. Groper. "Our history of embracing open technology and our experience in developi interoperable solutions position us extremely well in this global market segment."

There is also growing demand in regional or jurisdictional EHR deployments for broad-scale disease management and population studies. Along with Assure EHR, Emergis offers a powerful data warehouse and analytical tools that optimize, and synthesize volumes of data from clinical and business systems throughout a region. Health care analys access to easy-to-use queries and reporting tools that help accelerate the research process.

Emergis will be demonstrating the new Assure EHR at the 2007 Annual Conference and Exhibition of the He Information Management Systems Society (HIMSS) in New Orleans, February 26 through March 1, booth 7337.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and mortgage document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securities laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of February 23, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption

the Company's solutions by customers and by related electronic trading communities, our ability to deliver developm implementation projects in a timely manner, non-renewal of major contracts which expire in the near term, complexit the timing of signing government contracts, customers developing internally the capability to perform the services wl Company performs on their behalf, the Company's response to its industry's rapid rate of change, the limited time avai capitalize on market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to m integrate acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, in software or failures in the processing of transactions, security and privacy breaches, the Company's ability to attr retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and indus government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts. In this regard, Emergis is p large opportunities that present a very long and complex sales cycle, which substantially affect the Company's fore abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not e linear progression of the Company's revenue and earnings, since they may involve significant up-front fees follo reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also a that the material factors referred to in the previous paragraph will not result in such forward-looking information t materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change ar can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Cor 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS AT FEBRUARY 23, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EI EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORM WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPL LAW.

\- 30 -

Information: John Gutpell 450 928-6856

File No. 82-5206

News releases

Emergis renews and expands its relationship with Standard Life

Montreal, March 7, 2007 — Emergis Inc. (TSX: EME) today announced that it has renewed and extended its agreement with The Standard Life Assurance Company of Canada. Under this new five-year contract, which includes year renewal option, Standard Life will continue to use Emergis' Assure Claims solution for the adjudication of its drug as it has done for the past 17 years, and will implement Emergis' new dental and extended health claims processing sy 2007 and 2008, respectively.

"We are pleased to expand our longstanding relationship with Emergis," said Jean Guay, Senior Vice-President, Insurance of Standard Life. "This decision is based on their proven track record in drug claim adjudication and their lea in the development of claims management solutions."

Emergis' Assure Claims solution makes it possible to adjudicate electronic claims in real time from the point of se behalf of insurers such as Standard Life, governments and their agencies. It allows for the management of info pertaining to each sponsor's group plan and claimants' eligibility, as well as the transmission of direct payment to hea professionals, and the reimbursement of claims submitted by group plan participants. Assure Claims also provides a c set of ancillary services such as formulary management, audits, fraud detection, data mining as well as professional : delivered by pharmacists and other industry experts.

"We view Standard Life's decision to use Emergis for multi-benefit claims management as a strong endorsement of ou strategy," said Marc Filion, Executive Vice-President, Health Claims Management of Emergis. "They are the secon insurer to take advantage of this new offering since it was announced last summer."

Emergis delivers adjudication services to some of the largest insurers, government agencies and drug boards in (Emergis insurers collectively represent about half of the private group health insurance market in the country. I Emergis reached the 60 million mark for drug claims adjudicated. Emergis is also one of the largest electronic claims tr companies in Canada. In 2006, the company transported 158 million drug and dental claims. Its electronic network transport of claims reaches 99% of Canadian pharmacies and all dentists in Canada who submit claims electronically.

About Standard Life

Standard Life Canada is a major investment, retirement and financial protection company. Along with its affiliated co in Canada, as of June 30, 2006, The Standard Life Assurance Company of Canada had $34.5 billion in asset management and offered a wide range of financial products and services to over 1.31 million individuals, includin insurance and pension plan members. Total premium income and deposits reached $5.2 billion in 2005. Standard Life h a prominent player in the Canadian marketplace since 1833. (www.standardlife.ca)

The Standard Life group is a leading provider of financial products and services, with approximately 7 million cu worldwide. As of June 30, 2006, its investment management business had $254 billion in assets under management. F in Edinburgh (Scotland) in 1825, The Standard Life Assurance Company became a mutual life insurance company i Following overwhelming support by voting members and subsequent approval from the Court of Session in Scotla Company demutualized and a new public company - Standard Life plc -was born. Standard Life plc was listed on the Stock Exchange (LSE), under the ticker symbol or code SL., on July 10, 2006. (www.standardlife.com)

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i

communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "si "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of March 7, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, comı and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit. market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key persoı ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the publi sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pı these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not ı such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Information Form (risks and uncertainti with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF MARCH 7, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information: John Gutpell 450 928-6856



File No. 82-5206

News releases

Emergis licenses eInvoicing technology to Florida-based utility

Montréal, March 30, 2007 — Emergis Inc. (TSX: EME), a Canadian eBusiness company, today announced that its su Emergis Technologies, Inc. has entered into an agreement to license its electronic invoicing and payment (EIPP) p technology to Orlando Utility Commission of Orlando, Florida. This new EIPP license adds to the series of fifteen licen settlements that Emergis has signed since 2005.

"This agreement is in line with our sustained efforts to enforce our intellectual property rights," said Marc Filion, E› Vice-President at Emergis.

Emergis Technologies owns a U.S. patent which was granted in March 2000 for a process for the electronic rece payment of invoices. Emergis no longer offers an electronic invoicing and payment service, but continues to own the pa

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and mortgage document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securities laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "su "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of March 30, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, our ability to deliver developm implementation projects in a timely manner, non-renewal of major contracts which expire in the near term, complexit the timing of signing government contracts, customers developing internally the capability to perform the services wl Company performs on their behalf, the Company's response to its industry's rapid rate of change, the limited time avai capitalize on market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to m integrate acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, in software or failures in the processing of transactions, security and privacy breaches, the Company's ability to attr retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and indus government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward- information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts. In this regard, Emergis is p large opportunities that present a very long and complex sales cycle, which substantially affect the Company's fore



abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities '
thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not e
linear progression of the Company's revenue and earnings, since they may involve significant up-front fees follo
reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also a
that the material factors referred to in the previous paragraph will not result in such forward-looking information t
materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change ar
can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional info
with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Cor
2006 Annual Report and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI
AS AT MARCH 30, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP
DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET
A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News releases

Emergis and Pro-Suite sign integration agreement to offer Assyst Real Estate to B.C. notaries

Montréal, April 16, 2007 — Emergis Inc. (TSX: EME) today announced an agreement with Pro-Suite Software Vancouver whereby Emergis' Assyst Real Estate solution for completing mortgage transactions will be integrated w Suite's electronic conveyancing software application. The three-year agreement will make Emergis' mortgage do processing and registration solution available to all notaries using Pro-Suite by the fall of 2007. The Pro-Suite soft owned and maintained by The Society of Notaries Public of B.C.

"The agreement with Pro-Suite is in line with Emergis' strategy of developing partnerships with software vendors a associations to accelerate the adoption of Assyst Real Estate in each province as the solution is launched across Canad Keith Nugara, Senior Vice-President, Financial Solutions Group at Emergis. "Our solution will help notaries in B.C. more efficient by streamlining processes and reducing paperwork."

Assyst Real Estate is a bilingual mortgage solution designed to facilitate the instructing, reporting and closing of m loans for lenders and the legal community. With it, lenders can send mortgage instructions electronically to notaries, and their staff in real time. In turn, these professionals can complete mortgage transactions from end to end online, in secure and confidential manner. Assyst Real Estate speeds up the processing of transactions, reduces paperwork, cuts costs, and reduces the risk of clerical error.

"Pro-Suite is very pleased to partner with Emergis to offer a full range of electronic services that meet the needs of no British Columbia," said Wayne Braid, Secretary and Executive Officer of The Society of Notaries Public of B.C. "By inte our technologies, we will offer a more complete solution to conveyancing practitioners that will streamline all as mortgage transactions, from document preparation to reporting."

In 2002, Emergis launched its mortgage solution in Québec and has since seen adoption escalate to the point where mc 80% of real estate notaries in Québec are using it today. More recently, the largest residential mortgage lender in chose Assyst Real Estate as its preferred electronic solution for completing residential mortgage transactions with rea notaries and lawyers across the country, thus launching the national roll-out of the solution.

About Pro-Suite
Pro-Suite manages the technical side of conveyancing transactions and communicates with the production servers tha conveyancing data for the Province of British Columbia. Through a standard Internet connection anywhere in the notaries can access Pro-Suite's software to generate and maintain all the documents needed for a conveyance— Microsoft Word and Adobe Acrobat.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate interactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of April 16, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, comp and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key persor ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward information to make decisions, investors and others should carefully consider the foregoing factors and other uncertaint potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pu these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Information Form (risks and uncertaintie with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF APRIL 16, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884




File No. 82-5206

News releases

Emergis accelerates deployment of its electronic health record solution across Montréal region

Montréal, April 16, 2007 — Emergis Inc. (TSX: EME), today announced an acceleration of the multi-million dollar c the Company signed with l'Agence de la santé et des services sociaux de Montréal (l'Agence) in late December 2006 deployment of its Oacis electronic health record (EHR) solution. Oacis has been purchased for six additional health aut in the Montréal region: five health and social service centres, which can each include a hospital, community service (CLSCs) and residential and long-term care centres (CHSLDs); and Hôpital Santa Cabrini. Oacis will allow heal professionals at these hospitals and related facilities to rapidly and securely access a complete record of a patient's history online and in real-time.

"We view this as a clear endorsement of Oacis as a market-leading electronic health record solution for hospital and r level deployment," said Mark Groper, Executive Vice-President responsible for Emergis' Health — Public sector busine are very pleased to expand our relationship with one of the nation's foremost health care delivery networks and to pa in moving care standards forward in the Montréal community. This significant expansion in the Oacis customer bas direct result of the real value the solution provides to physicians and other clinicians."

"We are pleased that Emergis is assisting us in accelerating the deployment of Oacis in these health authorities," sai Levine, President and Director-general of l'Agence. "Oacis is already providing benefits to both physicians and patient the region of Montréal and we are looking forward to completing its deployment across the entire Montréal region."

Under the terms of the contract, Emergis provides the professional resources required for the implementation of the based on the needs of l'Agence. Oacis modules to be installed include: a clinical viewer, which enables clinicians to access the patient's online record from any secure Internet connection; an order management capability to provid informed decision-making, reduce medication errors and increase patient safety; and online clinical documentation mo record clinical observations and create clinical notes, resulting in a significant reduction in handwritten information electronic transformation of clinical processes.

The five health and social service centres (CSSSs) involved in today's announcement are CSSS de l'Ouest-de-l'Île, C LaSalle et du Vieux Lachine, CSSS Sud Ouest Verdun, CSSS d'Ahuntsic et Montréal-Nord and the CSSS Coeur-de-l'Île health authorities include Lakeshore General Hospital, LaSalle Hospital, Lachine Hospital, Verdun Hospital, Hôpital Hôpital Jean-Talon as well as numerous CLSCs and CHSLDs.

In a first phase, l'Agence already authorized the deployment of Oacis at l'Hôpital Maisonneuve-Rosemont, l'Hôpital du Coeur de Montréal, l'Hôpital Sainte-Justine, l'Institut de cardiologie de Montréal, Sir Mortimer B. Davis Jewish General I and St. Mary's Hospital Centre.

About Oacis

Oacis is an interoperable EHR solution that addresses all aspects of patient record-keeping to support patient manage well as clinical care. An interoperable EHR solution allows clinicians from multiple health delivery institutions to vi update an integrated patient health record, which includes demographic, diagnostic imaging, drug, laboratory, in disease, immunization and other relevant health information anywhere, any time. It ensures that caregivers have a complete, accurate, and up-to-date patient records across geographic regions and within multiple health care organi which often have different information systems. The Oacis solution supports health care professionals with collaborati which permit better informed decisions, driving improvements in the quality of care and patient outcomes and in patient safety. Already installed in hospitals in Canada, the United States and Australia, Emergis expects to expand i base in other geographic areas.

Visit http://www.emergis.com/solutions/health/clinical_care/default.aspx to view a clip of the World Business Review's Journal Television, in which Montréal health care professionals discuss the benefits of Oacis.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate interactions and the secure exchange of information to increase the process efficiency and quality of se



its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "sı "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of April 16, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key perso ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the publi sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pu these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Information Form (risks and uncertainti with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF APRIL 16, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82.5206

News releases

Emergis launches PCI compliance services

Helping merchants protect credit card data against security breaches

Montréal, April 19, 2007 — Emergis Inc. (TSX: EME) today announced the launch of its Payment Card Industr security services as part of its Assure Security solutions portfolio. These services are designed to help merchants who credit card transactions comply with standards set out by the PCI Security Standards Council. Emergis has been certifi PCI Qualified Security Assessor (QSA) and Approved Scanning Vendor (ASV) allowing the Company to offer on-site audit and network security scanning services.

"We are proud to be the first Canadian company to be certified by PCI to provide compliance services," said Yogen Ap Vice-President, Security Solutions at Emergis. "We have a proven track record of developing best-of-breed security sc Our highly qualified and experienced, bilingual security professionals help merchants throughout their compliance prc from identifying vulnerabilities to assisting them with remediation services to ensure PCI-compliance is achieved."

The PCI Data Security Standard (DSS), established in 2006 and endorsed by American Express, Discover Financi MasterCard Worldwide and Visa International, requires merchants and service providers that store, process or t customer payment card data to adopt information security controls and processes to ensure data integrity. Parti payment brands require PCI DSS compliance reports by a certified third-party assessor for merchants and service pı that process credit card transactions to achieve compliance.

"The PCI Security Standards Council is committed to helping everyone involved in the payment chain protect co payment data. By receiving QSA and ASV certification, Emergis is playing an active part in this important end goa Seana Pitt, chairperson, PCI Security Standards Council.

About PCI Security Standards Council
The mission of the PCI Security Standards Council is to enhance payment account security by fostering broad adoptio security standards. For more information, please visit www.pcisecuritystandards.org.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate interactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index. For more information on E PCI Compliance services, please visit http://www.emergis.com/solutions/finance/security/pci/default.aspx.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "sı "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of April 19, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, comı

and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key persoi ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the publi sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pu these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Information Form (risks and uncertainti with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF APRIL 19, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

\- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News releases

Emergis to provide electronic health record solution to Hawkesbury General Hospital of Ontario

Ottawa, April 25, 2007 — Emergis Inc. (TSX: EME) today announced that Hawkesbury General Hospital, a community hospital in the Champlain Local Health Integration Network (LHIN) of Ontario, has purchased the Company electronic health record (EHR) solution. An EHR solution allows health care professionals to rapidly and securely a complete record of a patient's health history online and in real time. Hawkesbury General is the second hospital to p the Oacis solution in the Champlain LHIN after The Ottawa Hospital and the fourth in Ontario.

"With this new contract, Emergis strengthens its presence in the Champlain region and Ontario's health IT sector," sa Groper, Executive Vice-President, Health — Public Sector at Emergis. "We are pleased that Hawkesbury has chosen (the best possible solution to complete the electronic transformation of their systems and are proud to collaborate with improve the delivery of health care in the region."

The installation of the full suite of Oacis web-based products at Hawkesbury General Hospital will begin in the fall o Emergis will provide the professional resources required for the implementation of the system. Oacis modules to be i include: a clinical viewer, which enables clinicians to quickly access the patient's online record from any secure] connection; an order management capability to provide more informed decision-making, reduce medication err increase patient safety; and online clinical documentation modules to record clinical observations and create clinica resulting in a significant reduction in handwritten information and the electronic transformation of clinical processes.

"Through the flexibility of Oacis, we are able to implement an electronic health record solution that meets the specific r our hospital and clinicians, and also allows for the viewing and sharing of clinical data for patients that are common Ottawa Hospital and Hawkesbury Hospital," said Luc Séguin, Acting CEO and Vice-President of Financial and Info Services, Hawkesbury General Hospital. "The deployment of Oacis is the culmination of our strategic IT vision and plan.

Hawkesbury General Hospital is a bilingual community hospital that serves the Town of Hawkesbury and the regi includes the eastern part of Ontario and the western part of Québec. It is part of the Champlain LHIN, one of 14 health organizations formed as a result of the "Transformation Agenda" established by Ontario's Ministry of Health a Term Care. Comprising over 200 health care organizations of various types and sizes across the continuum of c network spans 20,000 square kilometers including several small communities, rural areas, and the Ottawa urban area 1.2 million people reside within the Champlain LHIN, representing almost 10% of all Ontarians.

In addition to deploying Oacis at two hospitals within the Champlain LHIN, Emergis has also implemented its Oac (enterprise master patient index) application in hospitals across the region in an effort to link up patient records thr eastern Ontario. The application compares key data elements from multiple patient records in various facilities and det the probability that they are or are not related to the same patient, thus saving significant time and cost for hospital pe and reducing wait times for patients by creating more complete patient records.

About Oacis

Oacis is an interoperable EHR solution that addresses all aspects of patient record-keeping to support patient manage well as clinical care. An interoperable EHR solution allows clinicians from multiple health delivery institutions to vi update an integrated patient health record, which includes demographic, diagnostic imaging, drug, laboratory, in disease, immunization and other relevant health information anywhere, any time. It ensures that caregivers have a complete, accurate, and up-to-date patient records within one facility within multiple health care organizations geographic regions which often have different information systems. The Oacis solution supports health care profession collaborative tools which permit better informed decisions, driving improvements in the quality of care and patient ou and improved patient safety. Already installed in hospitals in Canada, the United States and Australia, Emergis ex expand its client base in other geographic areas.

Visit www.emergis.com/solutions/health/clinical_care/default.aspx to view a clip of the World Business Review's Health Television, in which Montréal health care professionals discuss the benefits of Oacis.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate interactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "su "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of April 25, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, comp and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key perso ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward- information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pu these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Information Form (risks and uncertaintie with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF APRIL 25, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News

Download first quarter 2007 financial statements and notes (pdf, 148k)

Download supplementary financial information (pdf, 295k)

Download 2007 management's discussion and analysis (pdf, 219k)

Emergis delivers strong performance in first quarter 2007

- Revenue at $45.7 M, up 13% from Q1 06
- Health revenue up 39%
- EBITDA[1] at $9.5 M, up 23%
- Net income at $5.4 M ($0.06 per share), up 46%

Montréal, April 26, 2007 — Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three ended March 31, 2007. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"We are very pleased with the momentum building in the business and in our financial results. We continue to incre profitability, while investing significantly in new technology and expanding our sales funnel to accelerate our growt forward," said François Côté, President and Chief Executive Officer of Emergis. "This strong start to the year is in line \ annual financial targets we announced in February."

Côté added, "On the Health side, revenue is up 39%, reflecting both organic growth and the impact of recent acquisitic operations in claims processing, in the public health sector and in pharmacy management systems are all performing \ continue to offer significant future potential. On the Finance side, we expect to see growth in the business and in profitability next year, driven mainly by our mortgage document processing and our tax filing and payment solutions."

Net income in the first quarter was $5.4 million or $0.06 per share compared to $3.7 million or $0.04 per share in tl year. The 46% growth in earnings resulted from a significantly higher contribution from the Health sector an depreciation and amortization expenses, partly offset by a lower contribution from the Finance sector and higher inc expenses.

Note: The descriptions of the Company's financial performance compared to historical periods in this news release sun those described in its First Quarter 2007 Management's Discussion and Analysis, which has been posted on Emergis' cc web site, along with this release and other financial information.

Revenue summary for the quarter

Three-month periods ended March 31, 2007, December 31, 2006, and March 31, 2006, in millions of Canadian dollars:

	Q1 2007	Q4 2006	Q1 2006
Health	34.5	34.1	24.9
Finance	11.2	12.1	15.4
Total revenue	45.7	46.2	40.3

- Revenue for the quarter was $45.7 million compared to $40.3 million in the first quarter of 2006 and compared t million in the fourth quarter of 2006. In the year-over-year and sequential quarterly comparisons, growth in Hea operations was offset by lower Finance revenue.
- Recurring revenue represented 79% of total revenue in the quarter compared to 91% in the first quarter last ye 82% in the fourth quarter of 2006. The change from the historical quarters is mainly due to activities in the publ sector, a portion of whose revenue is derived from consulting services which the Company classifies as "deploym consulting" revenue rather than recurring revenue. Recurring revenue in the future will continue to represent a l more consistent with that of recent quarters.
- Health revenue increased 39% on a year-over-year basis due mainly to the acquisitions of Dinmar and FrontLine to higher drug information systems license and consulting revenue and to organic growth in claims processing.

- On a sequential quarterly basis, the increase in Health revenue was due mainly to higher drug information systei license and consulting revenue, partly offset by a lower contribution from pharmacy management systems and l(professional services revenue related to workers' compensation board activities.
- Compared to the first quarter of 2006, Finance revenue decreased due mainly to the expiry of a transition servic contract related to the webdoxs consumer bill presentment service, to the sale of the Company's lien registratior solution, lower revenue from its electronic document exchange solution and lower professional service revenue r Visa Commerce activities.
- Finance revenue decreased from the fourth quarter of 2006 mainly due to the sale of the Company's lien registr solution and to lower license revenue from its patented electronic invoicing technology. These decreases were pa offset by higher deployment revenue from cash management solutions.

EBITDA summary for the quarter

Three-month periods ended March 31, 2007, December 31, 2006, and March 31, 2006, in millions of Canadian dollars:

	Q1 2007	Q4 2006	Q1 2006
Health	8.2	9.7	4.3
Finance	1.0	1.1	3.2
Core	9.2	10.8	7.5
Non-core	0.3	0.2	0.2
EBITDA before:	9.5	11.0	7.7
Contract settlements	-	-	-
Restructuring & other	-	(0.3)	-
Total EBITDA	9.5	10.7	7.7

- EBITDA was $9.5 million (21% of revenue), up 23% from $7.7 million (19%) generated in the first quarter of 20 reflecting a significantly higher contribution from Health and a lower contribution from Finance operations. Comp the fourth quarter of 2006, EBITDA decreased from $10.7 million, mainly due to a decrease in the contribution fı Health operations.
- Health EBITDA was $8.2 million (24% of Health revenue) compared to $4.3 million (17%) in the first quarter of $9.7 million (28%) in the fourth quarter of 2006. In the year-over-year comparison, the increase was due mainl acquisitions and to organic growth in claims processing and license revenue associated with drug information sys
- In the sequential quarterly comparison, Health EBITDA decreased due to higher employee-related expenses assc with the resumption of certain payroll remittances at the beginning of the year, lower development activities in t workers' compensation board area and a higher proportion of overhead allocations relative to the Finance sector. factors were partly offset by higher license and change management revenue associated with drug information s
- Finance contributed $1.0 million to EBITDA in the quarter (9% of Finance revenue) compared to $3.2 million (21 the first quarter of 2006 and to $1.1 million before one-time items (9%) in the fourth quarter of 2006. In the ye year comparison, the decrease was due to the expiry of a transition services contract related to the webdoxs cor bill presentment service, higher development expenses in the cash management area, a decrease in contributior the Company's electronic document exchange solution, and the sale of its lien registration solution.
- In the sequential quarterly comparison, Finance EBITDA decreased mainly due to the sale of the Company's lien registration solution and higher employee-related expenses as mentioned above, partly offset by a lower proport overhead expenses allocated to the Finance sector.
- Non-core operations ceased as of June 30, 2004. However, since the beginning of 2005, the Company has rever: certain tax provisions that were related to non-core activities.

Financial position at March 31

Cash on hand at quarter-end, including temporary investments, was $94.6 million, a reduction from $99.7 million at De 31, 2006. The decrease reflected mainly cash outflows related to a reduction in accounts payable for the payout of performance bonuses and to debt repayments.

Working capital at quarter end was $87.2 million compared to $90.9 million at the end of 2006. Long-term debt decre $2.8 million from $3.1 million at the end of 2006.

Operating highlights

Health

Progress in the Health sector

Progress in the Company's Health operations in the quarter compared to the first quarter last year was evident in a nu areas:

- Relationships with existing insurance carriers were renewed and expanded (see below).
- The number of health claims adjudicated grew by 10% to 17.6 million.
- The number of group insurance plan members holding Emergis pay-direct drug cards and the members' covered dependants increased by 5% to 8.0 million.
- Work on the Company's Assure Claims Dental adjudication engine is nearing completion.
- In the workers' compensation area, the number of health care providers connected to the Emergis platform grew to approximately 4,000.

Standard Life contract renewal and extension

In March, Emergis renewed and extended its service agreement with The Standard Life Assurance Company of Canada this new five-year contract, which includes a five-year renewal option, Standard Life will continue to use Emergis' Claims solution for the adjudication of its drug claims and will implement Emergis' new dental and extended health processing system in 2007 and 2008, respectively.

Equitable Life contract renewal

During the quarter, the Company also renewed its contract with The Equitable Life Insurance Company of Canada processing of prescription drug claims for members of Equitable Life's group health benefit plans. Under this new thr contract, which includes a two-year renewal option, Equitable Life will continue to use Emergis' Assure Claims solution.

EHR contract for Montréal region hospitals

Earlier this month, the Company announced an acceleration in the timetable of the multi-million dollar contract it sign l'Agence de la santé et des services sociaux de Montréal (l'Agence) in late December 2006 for the deployment of it electronic health record (EHR) solution. In a second phase of deployment, Oacis has been purchased for six additiona authorities in the Montréal region including five Centres de santé et des services sociaux (CSSS) and Santa Cabrini H The CSSSs each include a hospital, as well as clinics and residential and long-term care facilities. Oacis will allow hea professionals at these hospitals and related facilities to rapidly and securely access a complete record of a patient's history online and in real-time.

In a first phase, l'Agence authorized the deployment of Oacis at six major Montréal-area hospitals.

Oacis win in Eastern Ontario

Hawkesbury General Hospital, a 69-bed community hospital in the Champlain Local Health Integration Network (L Ontario, has purchased the Company's Oacis solution. Hawkesbury General is the second hospital to purchase th solution in the Champlain LHIN after the Ottawa Hospital, and the fourth in Ontario. With this new contract, I strengthens its presence in the Champlain region and Ontario's health IT sector. It also demonstrates the utility of th solution in a range of health care facilities, including community hospitals.

Finance

Progress in the Finance sector

Growth in the Company's Finance operations in the quarter compared to the first quarter last year was seen in the f areas:

- Assyst Real Estate transactions increased 40% to 51,000 mainly due to strong growth in the number of registrat solution is being rolled out across Canada with the commercial launch of service in British Columbia in the secon and in Ontario in the third quarter.
- Credit and debit card authorization transactions (Assure Pay Credit Debit) increased 8% to 46.4 million.
- Assure Pay Tax transactions increased 21% to 544,000.

Integration agreement with Pro-Suite

In April, the Company signed an agreement with Pro-Suite Software Ltd. of Vancouver whereby Emergis' Assyst Rea solution for completing mortgage transactions will be integrated with Pro-Suite's electronic conveyancing software app The three-year agreement will make Emergis' mortgage document processing and registration solution available to all using Pro-Suite by the fall of 2007. The Pro-Suite software is owned and maintained by The Society of Notaries Public The agreement with Pro-Suite supports Emergis' strategy of developing partnerships with software vendors ar associations to accelerate the adoption of Assyst Real Estate in each province as the solution is rolled out across Canad

Launch of PCI services

Emergis has launched a suite of Payment Card Industry (PCI) security services as part of its Assure Security s portfolio. These services are designed to help merchants who process credit card transactions comply with standards by the PCI Security Standards Council. Emergis has been certified as a PCI Qualified Security Assessor and Approved S

Vendor, allowing the Company to offer on-site security audit and network security scanning services. Emergis is t
Canadian company to be certified by PCI to provide compliance services.

Corporate highlights

Normal course issuer bid

Under a normal course issuer bid initiated in March 2006, the Company repurchased 0.1 million shares just prior to ye
which were settled and cancelled in early January 2007. No shares were repurchased under a new bid initiated in Marc
Purchases made pursuant to the March 2007 bid will not exceed 5.56 million common shares, representing approximat
of the public float of its common shares in February 2007.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast tomorrow at 8:30 a.m. ET to discuss its financial results for
quarter 2007. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. T
quarter 2007 financial results news release, unaudited first quarter financial statements, management's discussi
analysis and supplemental information package are posted on www.emergis.com

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. tomorrow. To listen, int
participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3207812#. An
version of the webcast will also be available starting at 10:30 a.m. tomorrow on www.emergis.com

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s
that automate transactions and the secure exchange of information to increase the process efficiency and quality of se
its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph
management solutions, cash management and loan document processing and registration. In Canada, Emergis
solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio
estate lawyers and notaries and 2,800 pharmacies. Its electronic health record solutions are also delivered in the U
Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i
communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan
uncertainties and assumptions. This forward-looking information includes, among others, information with respect
Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor
beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s
"outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are
identify forward-looking information. The forward-looking information in this news release describes the Cor
expectations as of April 26, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or
Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection
forward-looking information include, among others: general economic factors, adverse industry events, the adoption
the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm
implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com
and timing of signing large customer contracts, customers developing internally the capability to perform the service
the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit
market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir
acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s
or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key perso
ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

When relying on the Company's forward-looking information to make decisions, investors and others should carefully c
the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe
news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does a
however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to
One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign
contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen
long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made
assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may
achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Cor
revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C
has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t
previous paragraph will not result in such forward-looking information to differ materially from actual results or

However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF APRIL 26, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

[1]EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Princip therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined income from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on assets, loss on foreign exchange, and income taxes. No reconciliation is provided in the interim consolidated statei earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

Information: John Gutpell, 450 928-6856

File No. 82-5206

News releases

Emergis patient record application selected by Children's Hospital of Eastern Ontario

Fifteen hospitals across Champlain LHIN now linked through Oacis EMPI to share patient records

Ottawa, May 24, 2007 — Emergis Inc. (TSX: EME) announced today that its Oacis EMPI (enterprise master patient application has been installed at the Children's Hospital of Eastern Ontario (CHEO). Oacis EMPI has already been depl fourteen other sites across the Champlain Local Health Integration Network (LHIN) in Eastern Ontario, linking patient across the region.

The Oacis EMPI solution compares key demographic data elements from multiple patient records in various health i using sophisticated matching algorithms to systematically identify potential duplicate patient records. Oacis EMPI hospital personnel to save significant time and cost while reducing wait-times for patients by facilitating the creation complete patient records. It is a component of Emergis' comprehensive interoperable electronic medical record solutior addresses all aspects of patient record-keeping to support patient management as well as clinical care.

"The Oacis EMPI solution has proved to be a critical collaborative tool for health care professionals in building a electronic health record," said Mark Groper, Executive Vice-President, Health - Public Sector at Emergis. "Emergis is p contribute to CHEO's mission - to make a difference in the lives of children, youth and families - by supporting their i to make effective use of information technology in the delivery of health care."

"We are very excited to join this regional effort to link patient records across multiple sites in Eastern Ontario," sa Bisson, Chief Financial Officer of CHEO. "We are confident that Oacis EMPI represents an important milestone towards our clinicians provide more rapid and safer care to children and youth in the future."

Established in Ottawa in 1974, CHEO offers a full spectrum of clinical paediatric services and conducts $20 million in r activities each year. The hospital is affiliated with the University of Ottawa and has partnered with 17 other hospital Champlain LHIN to provide specialized services, exchange knowledge and share expertise.

The Champlain LHIN is one of 14 regional health organizations formed as a result of the "Transformation Agenda" est by Ontario's Ministry of Health and Long-Term Care. Comprising over 200 health care organizations of various types a across the continuum of care, the network spans 20,000 square kilometers including several small communities, rura and the Ottawa urban area. Nearly 1.2 million people reside within the Champlain LHIN, representing almost 10 Ontarians.

About Oacis

Oacis is an interoperable electronic medical record (EMR) solution that addresses all aspects of patient record-kee support patient management as well as clinical care. It can be successfully used across a region as part of an interc electronic health record (HER) solution to allow clinicians from multiple health delivery institutions to view and up integrated patient health record, which includes demographic, diagnostic imaging, drug, laboratory, infectious immunization and other relevant health information anywhere, any time. It ensures that caregivers have access to co accurate, and up-to-date patient records within one facility within multiple health care organizations across geographic which often have different information systems. The Oacis solution supports health care professionals with collaborati which permit better informed decisions, driving improvements in the quality of care and patient outcomes and in patient safety. Already installed in hospitals in Canada, the United States and Australia, Emergis expects to expand i base in other geographic areas.

Visit www.emergis.com/solutions/health/clinical_care/default.aspx to view a clip of the World Business Review's Health Television, in which Montréal health care professionals discuss the benefits of Oacis.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis

solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,800 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securities laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "sı "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of May 24, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, comı and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key persoı ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

When relying on the Company's forward-looking information to make decisions, investors and others should carefully c the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does a however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Cor revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t previous paragraph will not result in such forward-looking information to differ materially from actual results or However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF MAY 24, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82.5206

News releases

Emergis launches Oacis emergency department tracking module

Integrated tracking module to help improve workflow and patient wait times

e-Health Conference - Booth 400A - Québec City, May 28, 2007 — Emergis Inc. (TSX: EME) today announ launch of its Oacis integrated emergency department (ED) tracking module as part of its Oacis electronic medical recor solution. The Oacis ED tracking module will allow hospital emergency departments to carefully monitor and coordinate within the department by providing health care professionals with real-time information about patients and their re diagnosis and treatment.

"Oacis EMR helps clinicians in their day-to-day practice by providing them with accurate, real-time access to information," said Mark Groper, Executive Vice-President, Health — Public Sector at Emergis. "With the addition integrated ED tracking module, we are demonstrating our commitment to facilitating best practices in hospital contributing to improved patient outcomes."

The Oacis ED tracking module is an integrated component of Emergis' Oacis EMR solution. It allows the hospital em department personnel to track patients from the moment they step into the hospital until they are discharged and to related resources and service requests, including registration, triage, lab exams, etc. The module automates the whit traditionally used in emergency departments to track patients and includes all the key tracking information about a patient. Thanks to Oacis' open architecture, the application integrates diagnostic ancillary systems, including radiology and automatically updates the tracking system which alerts clinicians when critical test results are available. With the C tracking module, health care providers can see at a glance the status and location of all patients admitted to an em department. They can better track the severity of illness or injury and more efficiently prioritize patients with co requiring immediate attention.

Visit Emergis at **booth 400A** at e-Health in Québec for a complete demo of the new Oacis ED tracking module.

About Oacis

Oacis is an interoperable electronic medical record (EMR) solution that addresses all aspects of patient record-kee support patient management as well as clinical care. It can be successfully used across a region as part of an interc electronic health record (EHR) solution to allow clinicians from multiple health delivery institutions to view and up integrated patient health record, which includes demographic, diagnostic imaging, drug, laboratory, infectious immunization and other relevant health information anywhere, any time. It ensures that caregivers have access to co accurate, and up-to-date patient records within one facility within multiple health care organizations across geographic which often have different information systems. The Oacis solution supports health care professionals with collaborati which permit better informed decisions, driving improvements in the quality of care and patient outcomes and in patient safety. Already installed in hospitals in Canada, the United States and Australia, Emergis expects to expand i base in other geographic areas.

Visit www.emergis.com/solutions/health/clinical_care/default.aspx to view a clip of the World Business Review's Health Television, in which Montréal health care professionals discuss the benefits of Oacis.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,800 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect

Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "sı "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of May 28, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, comı and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key persoı ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

When relying on the Company's forward-looking information to make decisions, investors and others should carefully the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Cor revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t previous paragraph will not result in such forward-looking information to differ materially from actual results or However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF El AS OF MAY 28, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Souad Gara, 450 928-6843

File No. 82-5206

News releases

Emergis expands electronic services for workers' compensation boards

New referral application deployed in 17 specialty clinics across Ontario to exchange information on workplace injur electronically

e-Health Conference - Booth 400A - Québec City, May 29, 2007 — Emergis Inc. (TSX: EME) today announced the of Specialty Clinic Provider Referrals, its electronic referral application, as part of its Assure Claims solution portl workers' compensation boards. The new application has been successfully rolled out across seventeen specialty c Ontario and allows the Workplace Safety and Insurance Board of Ontario (WSIB) to exchange information on workplac cases electronically with these clinics in a faster, more efficient and secure manner.

"This new online referral application, designed specifically for workers' compensation boards, underlines our cor commitment to expand our services to these organizations to help them streamline their claims and forms mana process," said Mark Groper, Executive Vice-President, Health — Public Sector at Emergis.

The Specialty Clinic Provider Referrals allows WSIB to send electronically referrals containing relevant injured workers' health information to the clinics. In turn, using the web-based application, health care providers at these specialty clini back their assessments and progress reports to WSIB without delay. This electronic process facilitates patient acces required, specialized treatment while accelerating their return to work.

Emergis already provides WSIB with its Assure Claims electronic bill processing solution for payments to pr pharmacists, health care professionals and providers of non-health care goods and services. Emergis also processes pa to workers with claims for work-related injuries and illnesses.

WSIB is Canada's largest workers' compensation board, processing more than 300,000 claims and 4 million related bi year. Today, 4,000 providers electronically submit their claims to WSIB using the claims processing system devel Emergis.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,800 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of May 29, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir

acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key persoı ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

When relying on the Company's forward-looking information to make decisions, investors and others should carefully (the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe(news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does a however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Cor revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t previous paragraph will not result in such forward-looking information to differ materially from actual results or However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain (and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF MAY 29, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Souad Gara, 450 928-6843

File No. 82.5206

News releases

Laurentian Bank chooses Emergis' electronic solution for completing mortgage transactions

Montréal, June 12, 2007 — Emergis Inc. (TSX: EME) today announced the signing of a letter of intent with Laurenti (TSX: LB), whereby the bank will use Emergis' Assyst Real Estate electronic solution for completing residential m transactions with real estate notaries in Quebec. Laurentian Bank, an important player in the Quebec residential m market, is in line to become the fourth financial institution in the province to adopt Assyst Real Estate.

"This agreement with Laurentian Bank advances our position as the leader in electronic mortgage processing in Quebec our solution has been a great success since it was launched," said François Côté, President and Chief Executive O Emergis. "It also points to the interest that Assyst Real Estate is generating among the major Canadian banks, as we the solution nationally."

Upon signature of a final five-year agreement, the solution would be offered progressively to Laurentian Bank b beginning in November 2007, allowing bank employees to send mortgage instructions to notaries electronically. As we the agreement comes into effect, Emergis expects to be processing up to 75% of residential mortgage mandates in Que

"We want to capitalize on the leadership, reliability and extensive reach of the Emergis solution as we prepare to autom mortgage processing activities," said Luc Bernard, Executive Vice-President, Retail Financial Services and SME of La Bank. "Assyst Real Estate will help make our processes more efficient and enable us to enhance the quality of service to our customers."

Emergis' bilingual Assyst Real Estate mortgage solution is designed to facilitate instructing, funding and reporting of m loans for lenders and the legal community. With it, lenders can send mortgage instructions electronically to notaries, and their staff in real time. In turn, these professionals can complete mortgage transactions from end to end online, in secure and confidential manner. Assyst Real Estate speeds up the processing of transactions, reduces paperwork, cuts costs and reduces the risk of clerical error.

Emergis manages the enrolment of notaries and lawyers on the mortgage platform and collects fees based on their u the solution to complete residential mortgage transactions. Since Emergis launched its mortgage solution, more than real estate notaries in Quebec have adopted the solution.

As part of the national launch of Assyst Real Estate in partnership with a major Canadian bank, Emergis will deploy its in British Columbia and Ontario over the summer, in the Western provinces before the end of 2007 and in the provinces during 2008. These deployments will be supported by an adoption program designed to increase the nu notaries and lawyers who use the solution in each region. As part of this program, Emergis has signed agreeme software suppliers to the legal community, such as RemoteLaw – now OneMove Technologies - and Pro Suite in Columbia, as well as Do Process Software in Ontario.

For more information about Assyst Real Estate, visit: www.emergis.com/RealEstate.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,800 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Co

beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "sı "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of June 12, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key perso ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

When relying on the Company's forward-looking information to make decisions, investors and others should carefully c the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does a however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Cor revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t previous paragraph will not result in such forward-looking information to differ materially from actual results or However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF JUNE 12, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

\- 30 -

Information:
Media: Jessica McEachern, 450 928-6884
Investors: John Gutpell, 450 928-6856

File No. 82.5206

News releases

Emergis partners with Ontario Pharmacists' Association

Toronto, June 13, 2007 — Emergis Inc. (TSX: EME) today announced that it has entered into a five-year agreement \ Ontario Pharmacists' Association (OPA), whereby Emergis will provide the OPA's Drug Information and Research Centre with technology and support to enhance the services DIRC provides to Ontario pharmacists, and Emergis will gain a the clinical consulting expertise and decision support tools of DIRC. The agreement leverages the strengths of Emerg leading health solutions and technology provider, and DIRC, as an authority on evidence-based decision support info and tools for clinicians.

"We are very pleased to partner with the OPA," said François Côté, President and Chief Executive Officer of Emergi agreement will facilitate the exchange of time-sensitive, clinically relevant drug information between pharmacists and p It clearly demonstrates how Emergis' solutions are contributing to a better health care system and furthers our ef become a clinical market leader in Ontario."

"This agreement demonstrates the OPA's continuing commitment to using advanced IT solutions that will assist pharm their primary role—facilitating the appropriate use of medications and contributing to a sustainable health care syster Donnie Edwards, Chair of the OPA.

With the agreement, Emergis will provide DIRC with certain of its advanced IT tools and support to upgrade DIRC's t infrastructure and improve systems and processes in the association's call centre. These enhancements will allow I expand its service offering and handle more efficiently the 40,000 inquiries it receives each year from Ontario pharmac clinicians.

Emergis will leverage the clinical consulting expertise of DIRC to provide more effective, evidence-based solutions fo care providers. In particular, Emergis' Assyst Drug Advisor solution for pharmacists, which is linked to a database of pharmacological information, will benefit from ongoing clinical review and updates by the 40 drug information pharm DIRC.

About OPA
The Ontario Pharmacists' Association is the professional advocacy association representing the views and interests 10,000 practicing pharmacists and pharmacists-in-training, in Canada's largest province. The OPA provides a wide r professional services and education programs for its members, working closely with government and other heal providers. It also works to support the expanding role of the pharmacist to improve the health of all Ontarians.

OPA owns and operates DIRC, the largest centre of its kind in North America.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,900 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of June 13, 2007.



The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key perso ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward- information to make decisions, investors and others should carefully consider the foregoing factors and other uncertain potential events. In making the forward-looking information contained in this news release, the Company does not assu significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer co Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the publi sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the ti the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the p these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since th involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain prog which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not such forward-looking information to differ materially from actual results or events. However, the list of these factor exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual out such items or factors. For additional information with respect to certain of these and other factors, refer to the ri uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Information Form (risks and uncertainti with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF JUNE 13, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

\- 30 -

Information:

Investors: John Gutpell, 450 928-6856

File No. 82-5206

News releases

Canadian Bar Association selects Emergis as preferred supplier of electronic mortgage processing services

Montréal, June 19, 2007 — Emergis Inc. (TSX: EME) today announced that it has concluded an agreement to becc exclusive preferred supplier of electronic mortgage processing services to the Canadian Bar Association (CBA). Accoı the five-year Canada-wide agreement, CBA members who handle real estate transactions will be offered favourable pr Emergis' Assyst Real Estate solution as it is launched in each province across Canada. The CBA represents some lawyers, judges, law teachers, and law students from across Canada.

"Our agreement with the CBA establishes Assyst Real Estate as the industry standard among the Canadian legal commu completing mortgage transactions electronically," said François Côté, President and Chief Executive Officer of Emerg CBA will be a valuable partner in communicating the power of our solution to legal professionals, thus ensuring faster a throughout Canada.

The Emergis Assyst Real Estate solution is a bilingual, web-based application that electronically links legal professior lenders to facilitate instructing, registering, reporting and completing of mortgage loans. Participating lenders ca mortgage instructions electronically to lawyers, notaries and their staff in real time. Mortgage transactions can I completed from end to end online, in a more secure and confidential manner. Assyst Real Estate speeds up the proce mortgage transactions, reduces paperwork, cuts back on costs and lowers the risk of clerical error.

"We are pleased to partner with Emergis in offering our members leading-edge technology designed to increase effic their legal practices," said John Hoyles, Chief Executive Officer of the CBA. "The ability to offer lawyers favourable a this solution will help our members better meet client needs throughout the real estate transaction process. In additi agreement demonstrates Emergis' commitment to working with our lawyers over the long-term to develop solutions th their requirements as the market changes."

Assyst Real Estate has been an overwhelming success in Quebec where more than 80% of real estate notaries have the solution and almost 400,000 mortgage transactions have been processed online. As part of the national launch o Real Estate in partnership with a major Canadian bank, Emergis will deploy its solution in British Columbia by the enc month, in Ontario later this summer, in the Western provinces before the end of 2007 and in the Atlantic provinces 2008. These deployments will be supported by an adoption program designed to increase the number of lawyers and who use the solution in each region. As part of this program, Emergis has signed integration agreements with suppliers estate software to the legal community, such as RemoteLaw – now OneMove Technologies - and Pro Suite in British Cc as well as Do Process Software in Ontario.

For more information about Assyst Real Estate, visit www.emergis.com/RealEstate.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,800 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "sı "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor

expectations as of June 19, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key perso ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

When relying on the Company's forward-looking information to make decisions, investors and others should carefully c the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does a however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Co revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t previous paragraph will not result in such forward-looking information to differ materially from actual results or However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF JUNE 19, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

\- 30 -

Information:

Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News releases

Emergis acquires Ontario health IT company Unikoan

Toronto, July 3, 2007 — Emergis Inc. (TSX: EME) today announced that it has acquired Unikoan Inc., a Toront consulting, development and managed services organization specializing in electronic health record (EHR) applications initial cash payment of $15.3 million plus contingent consideration based on future financial performance. Among its activities, Unikoan has played an integral role since 1999 in the development and operation of the electronic Child Network (eCHN), a pediatric EHR system in operation at 84 hospital sites, 42 Community Care Access Centres, 20 Ch Treatment Centres and 500 physician offices across Ontario. Unikoan also provides ongoing managed services to supp enhance this province-wide solution. In addition to eCHN, the company also has customers in the geriatric care anc services areas.

"The acquisition of Unikoan strengthens our position in the electronic health record market in Ontario, adding knowhov strong presence across the province. It will allow us to more effectively contribute to Ontario's goal to deploy EHR fc citizens," said François Côté, President and Chief Executive Officer of Emergis. "Unikoan's expertise in the Canadiar care industry complements Emergis' offerings in the health-related professional and managed services areas, as we information security."

With its staff of 40 employees and consultants, Unikoan has focused mainly on complex health care development proje the integration of disparate health care systems. For eCHN specifically, Unikoan is involved in the deployment of the as it expands its user base among hospitals and other points of care in Ontario. In addition to integrating hospitals Ontario for eCHN, Unikoan has also built numerous tools and components to support the millions of clinical transaction in eCHN's data repositories.

Emergis will update its financial targets for 2007 to reflect the impact of the acquisition when it reports its second financial results on August 2.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 2,800 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of July 3, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, comp and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit

market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and ir acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in s or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key persoı ability to protect its intellectual property, intellectual property infringement claims, and industry and government regula

When relying on the Company's forward-looking information to make decisions, investors and others should carefully (the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe(news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does a however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Cor revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t previous paragraph will not result in such forward-looking information to differ materially from actual results or However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain (and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF JULY 3, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Media: Jessica McEachern, 450 928-6884
Investors: John Gutpell, 450 928-6856

File No. 82-5206

News releases

Emergis acquires pharmacy management systems company Informatique D.L.D.

Montréal, August 2, 2007 — Emergis Inc. (TSX: EME) today announced that it has acquired Informatique Demers, L Desrochers Inc. (Informatique D.L.D.), a Québec City-based company providing pharmacy management systems and to approximately 400 pharmacies in the province of Quebec. Emergis paid $11.5 million in cash for Informatique D.L.D.

"The acquisition of Informatique D.L.D. reinforces our position as a leading provider of pharmacy management sys Canada, serving 3,100 pharmacies across the country. The customers of D.L.D. will benefit from Emergis' expertise sector and its ability to deliver complex pharmacy systems," said François Côté, President and Chief Executive O Emergis. "With this acquisition, Emergis is now even better positioned to advance the deployment and integr comprehensive electronic health record systems among health care provider communities."

Côté added, "This acquisition supports our goal to be an important contributor to the improvement of health Canadians through the use of information technology and the creation of electronic communities among health care pro

In the prescription drug area, in addition to its pharmacy management systems business, Emergis operates a electronic network for the transport of prescription drug insurance claims. The Company provides drug claims manager major insurance companies and for two provincial workers' compensation boards. Later this year, it will take o management of the Ontario government's Health Network System, which processes drug claims under the Ontar Benefit program. Emergis is also actively pursuing opportunities to provide electronic drug information systems to pr governments.

Emergis will update its financial targets for 2007 to reflect the impact of the acquisition when it reports its second financial results after market close today.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of August 2, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, business dispositions, its a make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under

indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, its ability tc and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and i and government regulation.

When relying on the Company's forward-looking information to make decisions, investors and others should carefully c the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does a however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Cor revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t previous paragraph will not result in such forward-looking information to differ materially from actual results or However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF AUGUST 2, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

\- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News releases

Emergis renews its relationship with Great-West Life

Montréal, August 2, 2007 — Emergis Inc. (TSX: EME) today announced that it has renewed its service agreement v Great-West Life Assurance Company, a leader in the group benefits marketplace. Under this new five-year contract, West Life will continue to use Emergis' Assure Claims solution for the adjudication of its drug card claims and the tran its electronic dental claims.

"We are pleased to continue our longstanding relationship with Emergis," said Dave Johnston, Executive Vice-Presi Great-West Life's Group Insurance Division. "Emergis continues to deliver the quality customer service and reliability need in the management of our claims processing."

Emergis' Assure Claims solution makes it possible to adjudicate electronic claims in real time from the point of ser behalf of insurers such as Great-West, governments and their agencies. It allows for the management of info pertaining to each sponsor's group plan and claimants' eligibility, as well as the transmission of direct payment to hea professionals, and the reimbursement of claims submitted by group plan participants. Emergis' Assure Claims also prc wide array of ancillary services such as formulary management, audits, fraud detection, data mining as well as profe services delivered by pharmacists and other industry experts.

"We view the five-year renewal by Great-West as a confirmation of our solid business relationship," said Françoi President and Chief Executive Officer of Emergis. "We are committed to providing best-in-class claims management : and working closely with our customers, both in the public and private sector, to evolve our services based on their in are also very focused on developing new adjudication functionality that will lead to more advanced claims processing sy

Insurer customers of Emergis collectively represent about half of the private group health insurance market in the cou 2006, Emergis reached the 60 million mark for drug claims adjudicated. Emergis is also one of the largest electronic transport companies in Canada. In 2006, the company transported 158 million drug and dental claims. Its electronic for the transport of claims reaches 99% of Canadian pharmacies and all dentists in Canada who submit claims electroni

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of August 2, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com and timing of signing large customer contracts, customers developing internally the capability to perform the service

the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, business dispositions, its a make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, its ability tc and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and i and government regulation.

When relying on the Company's forward-looking information to make decisions, investors and others should carefully the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Cor revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t previous paragraph will not result in such forward-looking information differing materially from actual results or However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF AUGUST 2, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

Home | Site Map | Contact us | Careers | Voir le site en français

File No. 82-5206

News

Download second quarter 2007 financial statements and notes (pdf, 148k)

Download supplementary financial information (pdf, 210k)

Download second quarter 2007 management's discussion and analysis (pdf, 219k)

Webcast: Listen to the second quarter 2007 financial results conference call

Emergis delivers strong earnings growth in second quarter 2007

- Revenue at $46.3 M, up 15% from Q2 06, Health revenue up 37%
- EBITDA[1] at $10.4 M, up 33%
- Net income from continuing operations at $6.9 M ($0.08 per share), up 116%
- Cash flow from operations at $11.7 M
- Financial targets for 2007 updated

Montréal, August 2, 2007 — Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three ended June 30, 2007. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"We are very pleased with our performance this quarter. Emergis continues to deliver increasing profitability and cas said François Côté, President and Chief Executive Officer of Emergis. "On the Health side, revenue is up 37%, reflecting in all areas of the sector, and our Health EBITDA margin is strong at 24%, up from 21% last year. Health continues tc main driver of growth. In Finance, our mortgage document processing and tax solutions are making good progress Finance EBITDA margin has increased compared to both last year and the last quarter."

Côté added, "Our recent acquisitions in the electronic health record and pharmacy management systems areε strengthened our presence in key Health markets. We intend to continue to grow through acquisition and orgε supported by a very strong sales funnel."

Net income from continuing operations in the second quarter was $6.9 million or $0.08 per share on a fully dilute compared to $3.2 million or $0.03 per share in the prior year. The more than doubling of earnings resulted mainly higher contribution from the Health sector, a gain on foreign exchange and lower depreciation and amortization ex partly offset by a lower contribution from the Finance sector.

Absent in the current quarter was a contribution to net income from discontinued operations, which in the prior year w million relating mainly to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health sub As a result, net income in the second quarter of 2007 was $6.9 million or $0.08 per share compared to $10.2 million c per share in 2006.

Note: The descriptions of the Company's financial performance compared to historical periods in this news release sun those described in its Second Quarter 2007 Management's Discussion and Analysis, which has been posted on E corporate web site, along with this release and other financial information.

Revenue summary for the quarter

Three-month periods ended June 30, 2007, March 31, 2007, and June 30, 2006, in millions of Canadian dollars:

	Q2 2007	Q1 2007	Q2 2006
Health	35.0	34.5	25.6
Finance	11.3	11.2	14.6
Total revenue	**46.3**	**45.7**	**40.2**

- Revenue for the quarter was $46.3 million compared to $40.2 million in the second quarter of 2006 and comparε $45.7 million in the first quarter of 2007. In the year-over-year comparison, growth in Health operations was off lower Finance revenue. Compared to the first quarter of 2007, Health was the major contributor to the increase i revenue.

- Health revenue increased 37% on a year-over-year basis due mainly to the acquisitions of Dinmar and FrontLine and to organic growth in all major areas of Health operations.
- On a sequential quarterly basis, the increase in Health revenue was due mainly to higher contributions from clair processing, pharmacy management systems and electronic health record (EHR) activities, partly offset by lower revenue from the Company's drug information system (DIS) initiative relating to the planned timing of project milestones.
- Compared to the second quarter of 2006, Finance revenue decreased due mainly to the sale of the Company's li registration solution, the termination of a contract relating to a legacy bill remittance solution and lower revenue managed services.
- Finance revenue increased from the first quarter of 2007 mainly due to seasonality in the Company's electronic r document processing activities, partly offset by lower deployment revenue from cash management solutions.
- Recurring revenue represented 82% of total revenue in the quarter compared to 91% in the second quarter last to 79% in the first quarter of 2007. The change from last year is mainly due to activities in the public health secl portion of whose revenue is derived from consulting services. Recurring revenue in the future is expected to repı level more consistent with that of recent quarters.

EBITDA summary for the quarter

Three-month periods ended June 30, 2007, March 31, 2007, and June 30, 2006, in millions of Canadian dollars:

	Q2 2007	Q1 2007	Q2 2006
Health	8.4	8.2	5.3
Finance	1.8	1.0	2.2
Core	10.2	9.2	7.5
Non-core	0.2	0.3	0.3
EBITDA	**10.4**	**9.5**	**7.8**

- EBITDA was $10.4 million (22% of revenue), up 33% from $7.8 million (19%) generated in the second quarter (reflecting a significantly higher contribution from Health and a lower contribution from Finance operations. Comp the first quarter of 2007, EBITDA increased from $9.5 million, mainly due to an increase in the contribution from operations.
- Health EBITDA was $8.4 million (24% of Health revenue) compared to $5.3 million (21%) in the second quarter and $8.2 million (24%) in the first quarter of 2007. In the year-over-year comparison, the increase was due mai acquisitions and to organic growth, coupled with the impact of cost management activities. In the sequential qua comparison, Health EBITDA increased due to organic growth in claims processing activities, partly offset by lowe revenue from the company's DIS initiative relating to the planned timing of project milestones.
- Finance contributed $1.8 million to EBITDA in the quarter (16% of Finance revenue) compared to $2.2 million (1 the second quarter of 2006 and to $1.0 million (9%) in the first quarter of 2007. In the year-over-year comparis decrease was due to the sale of the Company's lien registration solution and higher development costs associate new bill remittance solution, partly offset by a decrease in the proportion of overhead expenses allocated to the division relative to Health. In the sequential quarterly comparison, Finance EBITDA increased mainly due to seas activities related to electronic mortgage document processing.
- Non-core operations ceased as of June 30, 2004. However, since the beginning of 2005, the Company has been certain tax provisions that were related to non-core activities.

Financial highlights for the six months

Six-month periods ended June 30, 2007 and 2006, in millions of Canadian dollars:

	Revenue		EBITDA	
	2007	2006	2007	2006
Health	69.5	50.5	16.6	9.6
Finance	22.5	30.0	2.8	5.4
Core before one-time items	92.0	80.5	19.4	15.0
Non-core	-	-	0.5	0.5
Total	92.0	80.5	19.9	15.5

Total	92.0	80.5	19.9	15.5

- Revenue at $92.0 million increased 14% from the prior year, while EBITDA improved 28% from $15.5 million (1' revenue) in 2006 to $19.9 million (22% of revenue) in 2007.
- For the year to date, Health operations generated 38% more revenue than in 2006 mainly as a result of acquisit of organic growth in all areas of the sector.
- Health EBITDA increased from $9.6 million to $16.6 million due to acquisitions, organic growth and margin expa to operating leverage. These impacts were reduced by an increase in the proportion of overhead expenses alloca the Health segment relative to the Finance segment. The EBITDA margin for Health increased to 24% from 19%
- Finance revenue decreased mainly due to the sale of the Company's lien registration solution in late 2006, the e the transition services contract related to webdoxs, and lower revenue associated with its business document ex solution and with professional services for Visa Commerce.
- Finance EBITDA decreased from $5.4 million in 2006 to $2.8 million due to higher development costs associated bill remittance solution, the sale of its lien registration solution, the expiry of the webdoxs transition services agr and a decrease in revenue from its business document exchange solution. These impacts were partly offset by a in the proportion of overhead expenses allocated to the Finance segment relative to the Health segment.
- The Company reversed tax provisions related to non-core activities which totaled $0.5 million in each of 2006 an

Six-month periods ended June 30, 2007 and 2006, in millions of Canadian dollars, except per share data:

	Net income		EPS	
	2007	2006	2007	2006
Continuing operations	12.3	6.9	0.13	0.07
Discontinued operations	-	7.0	-	0.08
Total	**12.3**	**13.9**	**0.13**	**0.15**

- For the six months, net income from continuing operations improved to $12.3 million or $0.13 per fully diluted s compared to $6.9 million or $0.07 per share in 2006. This increase was mainly due to improved operating perfor lower depreciation and amortization expenses and a gain on foreign exchange.
- Discontinued operations contributed $7.0 million to 2006 net income mainly due to a price adjustment associate the sale in 2004 of the Company's former U.S. Health subsidiary that was received in the second quarter. There no contribution from discontinued operations in the first half of 2007.
- When compared to 2006 results, net income at $12.3 million or $0.13 per share reflected a stronger performanc continuing operations and the absence of a contribution from discontinued operations, as described above.

Financial position at June 30

Cash on hand at quarter-end, including temporary investments, was $104.0 million, an increase from $94.6 million a 31, 2007. The increase reflected mainly cash inflows from operating activities, partly offset by debt repayments and expenditures.

Working capital at quarter end was $93.0 million compared to $87.2 million at the end of March 2007. Long-ter decreased to $2.3 million from $2.8 million in this same period.

Revised financial targets

As a result of the acquisitions of Unikoan and Informatique D.L.D and the company's financial performance in the firs the year, the Company has revised its annual financial targets for 2007. Revenue, which was previously targeted in a r from $189 million to $193 million, is now targeted in a range of $191 million to $195 million. EBITDA is now targe range of $41 million to $44 million. Previously, the range was from $39 million to $43 million. Fully diluted EF continuing operations is now targeted at $0.27 to $0.31 per share, compared to $0.26 to $0.30 before.

Operating highlights

Health

Progress in the Health sector

Progress in the Company's Health operations in the quarter compared to the second quarter last year was evident in a of areas:

- The number of health claims adjudicated grew by 1.4 million to 17.4 million.
- The number of group insurance plan members holding Emergis pay-direct drug cards and the members' covered dependants has surpassed 8.0 million.
- In the workers' compensation area, the number of health care providers connected to the Emergis platform grew

- In the workers' compensation area, the number of health care providers connected to the Emergis platform grew to approximately 4,100.

Children's Hospital of Eastern Ontario adopts Oacis component

In May, the Company announced that its Oacis EMPI (enterprise master patient index) application had been installe(Children's Hospital of Eastern Ontario. Oacis EMPI had previously been deployed in fourteen other sites across the Ch Local Health Integration Network in eastern Ontario, linking patient records across the region. The Oacis EMPI compares key demographic data elements from multiple patient records in various health facilities using sophi matching algorithms to systematically identify potential duplicate patient records. Oacis EMPI allows hospital personnel significant time and cost while reducing wait-times for patients by facilitating the creation of more complete patient rec(

Agreement with Ontario Pharmacists' Association

In June, Emergis entered into a five-year agreement with the Ontario Pharmacists' Association, whereby Emergis will the OPA's Drug Information and Research Centre (DIRC) with technology and support to enhance the services th provides to Ontario pharmacists, and Emergis will gain access to the clinical consulting expertise and decision support DIRC. The agreement leverages the strengths of Emergis, as a leading health solutions and technology provider, and D an authority on evidence-based decision support information and tools for clinicians.

Great-West Life contract renewal

In August, the Company renewed its service agreement with Great-West Life. Under this new five-year contract, Gre Life will continue to use Emergis' Assure Claims solution for the adjudication of its drug claims and the transport of it: claims.

Finance

Progress in the Finance sector

Growth in the Company's Finance operations in the quarter compared to the second quarter last year was seen in the f(areas:

- Assyst Real Estate mandates increased 28% to 48,000. The solution is being rolled out across Canada with the l commercial service in British Columbia currently underway and in Ontario during the third quarter.
- Credit and debit card authorization transactions (Assure Pay Credit Debit) increased 4% to 50.0 million.
- Assure Pay Tax transactions increased 26% to 595,000.

Laurentian Bank to use Assyst Real Estate solution

Laurentian Bank will use Emergis' Assyst Real Estate electronic solution for completing residential mortgage transactic real estate notaries in Quebec. Laurentian Bank is the fourth financial institution in the province to adopt the solutio signature of a final five-year agreement, the solution would be offered progressively to Laurentian Bank branches begi November 2007, allowing bank employees to send mortgage instructions to notaries electronically.

Emergis becomes a preferred supplier to the Canadian Bar Association

The Company concluded a five-year agreement to become the exclusive preferred supplier of electronic mortgage prc services to the Canadian Bar Association. CBA members who handle real estate transactions will be offered favourable on Emergis' Assyst Real Estate solution as it is launched in each province across Canada. The CBA represents some lawyers, judges, law teachers, and law students from across Canada. The agreement establishes Assyst Real Estate industry standard among the Canadian legal community for completing mortgage transactions electronically. It also valuable partner to Emergis' efforts to communicate the power of the solution to legal professionals, thus ensurin adoption throughout Canada.

Corporate highlights

Acquisition of Unikoan

Shortly after quarter-end, Emergis acquired Unikoan, a Toronto-based consulting, development and managed : organization specializing in EHR applications, for an initial cash payment of $15.3 million plus contingent consideratio on future financial performance. Unikoan has played an integral role since 1999 in the development and operatior electronic Child Health Network, a pediatric EHR system in operation across Ontario. The acquisition strengthe Company's position in the EHR market in Ontario, adding knowhow and a strong presence across the province. U expertise in the Canadian health care industry complemented Emergis' offerings in the health-related professio managed services areas, as well as in information security.

Informatique D.L.D.

Today, the Company also announced that it has acquired Informatique D.L.D., a Québec City-based company p pharmacy management systems and support to approximately 400 pharmacies in the province of Quebec for $11.5 m cash. The acquisition reinforces Emergis' position as the leading provider of pharmacy management systems in (serving 3,100 pharmacies across the country. Emergis is well positioned to enable the successful deployment of EHR : among health care provider communities.

among health care provider communities.

Normal course issuer bid
No shares were repurchased under a normal course issuer bid initiated in March 2007. Purchases made pursuant to the not exceed 5.56 million common shares, representing approximately 10% of the public float of its common shares in F 2007.

MultiPlan complaint
In April 2005, MultiPlan, Inc., the purchaser of the Company's former U.S. Health subsidiary, filed in federal court in N a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in cor with the purchase. The complaint alleged a variety of claims relating to the sale agreement. Part of the complaint relat indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has advised us that it has settle hospital claims for an amount of US$750,000.

In July 2005, Emergis filed a motion to dismiss certain claims in the complaint. This motion was substantially grantec court in June 2007 and a number of claims were dismissed. However, the court granted MultiPlan the right to file an a complaint to correct, if possible, the deficiencies highlighted in the court judgment regarding these claims. An a complaint was filed on July 20, 2007. No new facts have been alleged. The Company intends to file by August 20, motion to dismiss these claims in the amended complaint. The Company remains of the view that the allegations are merit and is taking all appropriate actions to vigorously defend its position.

Conference call, webcast and supplemental financial information
The Company will hold a conference call and live webcast tomorrow at 8:30 a.m. ET to discuss its financial results second quarter 2007. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-22 second quarter 2007 financial results news release, unaudited first quarter financial statements, management's discuss analysis and supplemental information package are posted on www.emergis.com.

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. tomorrow. To listen, int participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3207813#. An version of the webcast will also be available starting at 10:30 a.m. tomorrow on www.emergis.com.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and i communications, is forward-looking within the meaning of certain securi¬ties laws, and is subject to importan uncertainties and assumptions. This forward-looking information includes, among others, information with respect Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Cor beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "s "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are identify forward-looking information. The forward-looking information in this news release describes the Cor expectations as of August 2, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection forward-looking information include, among others: general economic factors, adverse industry events, the adoption the Company's solutions by customers and by related electronic trading communities, its ability to deliver developm implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, com and timing of signing large customer contracts, customers developing internally the capability to perform the service the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capit market opportunities, competition, pricing pressures, fluctuations in its operating results, business dispositions, its a make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, its ability tc and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and i and government regulation.

When relying on the Company's forward-looking information to make decisions, investors and others should carefully

the foregoing factors and other uncertainties and potential events. In making the forward-looking information containe news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does a however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the sign contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that presen long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Cor revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The C has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred t previous paragraph will not result in such forward-looking information differing materially from actual results or However, the list of these factors is not exhaustive and is subject to change and there can be no assurance th assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Info Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF AUGUST 2, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

[1]EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Princip therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined income from continuing operations before depreciation, amortization of intangible assets, interest, losses on sale of gains or losses on foreign exchange, and income taxes. No reconciliation is provided in the interim consolidated state earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

Information: John Gutpell, 450 928-6856

File No. 82-5206

News releases

Emergis confirms it has no holdings of asset-backed commercial paper

Montréal, August 27, 2007 — In light of concerns regarding the disruption of asset-backed commercial paper pı Emergis Inc. (TSX: EME) confirms that it does not hold any of these securities and that it has no exposure to them.

As at June 30, 2007, Emergis reported $104.0 million in cash on hand including temporary investments. All of the Cor short-term investments are currently held in interest-bearing bank investments. The Company invests solely in tc money market instruments issued by large financial institutions which have little or no risk.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information mε materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract indeı defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200(and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF AUGUST 27, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82.5206

News releases

Emergis completes contract renewals with all major insurance company customers

- Sun Life Financial contract renewed for up to five years

Montréal, September 4, 2007 — Emergis Inc. (TSX: EME) today announced that it has renewed its service agr with Sun Life Assurance Company of Canada, a member of the Sun Life Financial group of companies, for up to fiv Under this new contract, Sun Life Financial, one of Canada's largest group benefit providers, will continue to use E Assure Claims solution for the adjudication of its drug claims and the transport of its dental claims.

"Sun Life Financial values Emergis' service delivery reliability and quality," said Brigitte Parent, Senior Vice-Pr Group Benefits, Sun Life Financial. "We are pleased to rely on Emergis as a key supplier and supporter of our group plan activities in Canada."

"Emergis and Sun Life Financial have enjoyed a close working relationship for more than ten years now," said Mar Executive Vice-President at Emergis. "We see this renewal, as well as those of our other major insurance c customers, as strong votes of confidence in Emergis' ability to meet the current and future needs of the Canadiar claims management market."

Emergis is the Canadian leader in electronic claims processing. Its Assure Claims solution makes it possible to ad electronic claims in real time from the point of service on behalf of insurers such as Sun Life Financial, governme their agencies. It allows for the management of information pertaining to each sponsor's group plan and cla eligibility, as well as the transmission of direct payment to health care professionals, and the reimbursement o submitted by group plan participants. Assure Claims also provides a complete set of ancillary services such as fo management, audits, fraud detection, data mining as well as professional services delivered by pharmacists an industry experts.

Insurer customers of Emergis collectively represent about half of the private group health insurance market in the In 2006, Emergis reached the 60 million mark for drug claims adjudicated. Emergis is also the largest electroni transport company in Canada. In 2006, the company transported 158 million drug and dental claims. Its electronic for the transport of claims reaches 99% of Canadian pharmacies and all dentists in Canada who submit electronically.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and n solutions that automate transactions and the secure exchange of information to increase the process efficiency and of service of its customers. Emergis has expertise in electronic health-related claims processing, health record s pharmacy management solutions, cash management and loan document processing and registration. In Canada, delivers solutions to the main insurance companies, top financial institutions, government agencies, hospital corporations, real estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions a delivered in the U.S. and Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Inde

Certain information in this news release is forward-looking within the meaning of certain securities laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking informati differ materially from actual results or events. The words "may", "could", "should", "would" and similar wo expressions are used to identify forward-looking information. Material factors which could cause actual results or e differ materially include, among others: general economic factors, adverse industry events, the adoption rate Company's solutions, its ability to deliver development and implementation projects in a timely manner, the non-rer major contracts which expire in the near term, complexities and timing of signing large customer contracts, e under contract indemnities, defects in software or failures in the processing of transactions and security and breaches. In making the forward-looking information contained in this news release, the Company has assumed th and other material factors will not result in such forward-looking information differing materially from actual re events, and has assumed the renewal and signing of certain customer contracts and the realization of certain pro

has not assumed any significant acquisitions, dispositions or one-time items. When relying on the Company's f looking information to make decisions, investors and others should carefully consider the foregoing factors an uncertainties and potential events. For additional information with respect to certain of these and other factors, refe risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Information Form (ris uncertainties) filed with Canadian securities regulators and available at sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIC EMERGIS AS OF SEPTEMBER 4, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HO EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LC INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS RE BY APPLICABLE LAW.

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Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884



File No. 82-5206

News releases

Emergis partners with Rx Canada to offer additional online services to pharmacists

Montréal, September 6, 2007 — Emergis Inc. (TSX: EME) today announced that it has concluded a 3-year agreem Rx Canada Inc., a pharmacy-sponsored organization that develops innovative medication adherence programs, wher Company will integrate Rx Canada's proprietary software platform—Rx Gateway™—to Emergis' Assyst Rx ph management systems. This will provide the 3,100 pharmacies using Emergis' systems with direct access to Rx Canad of medication adherence programs. Rx Canada's programs provide pharmacists with tools and information to more eff offer health information and consultation services to their patients.

"Our partnership with Rx Canada contributes to our goal of offering the most complete range of integrated online s designed to help pharmacists play a broader role in the management of their patients' health issues and contri improved patient outcomes," said François Gratton, Executive Vice-President, Provider Solutions, at Emergis.

Rx Canada's adherence programs provide patients with personalized, confidential information on their medications. Int Rx Canada's programs to Emergis' pharmacy management software systems will allow pharmacists to automatically de patient eligibility for the programs offered by Rx Canada, facilitate patient enrollment and provide for electronic t messaging capacity for pharmacy consultations, directly from their regular desktop application.

"We are very pleased to partner with Emergis to make our medication adherence programs more widely avail pharmacies in Canada", said Wendy Nelson, President at Rx Canada. "We believe this agreement will be mutually bene it combines Rx Canada's value-added patient adherence programs to Emergis' expertise and reach in the Canadian ph sector."

About Rx Canada
Rx Canada is a pharmacy-sponsored organization that was established by members of the pharmacy industry in 1 Canada's mission and purpose is to create innovative e-health pharmacy programs that improve the health outc pharmacy patients and demonstrate the valuable role played by community pharmacies in the Canadian health sys date, the focus of the company has been on developing and implementing programs that improve medication adhere assist patients taking medication for chronic disease or long term health conditions. Rx Canada's medication ad programs are evidenced based and are proven to contribute to improved overall health outcomes of pharmacy patients.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securities laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information m materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest

others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200 and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF SEPTEMBER 6, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EI EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORM WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPL LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News releases

Emergis licenses eInvoicing technology to SAP

Montréal, Canada, October 1, 2007 — Emergis Inc. (TSX: EME), a Canadian eBusiness company, today announced subsidiary, Emergis Technologies, Inc., has entered into an agreement to license its patented electronic invoicing prese and payment (EIPP) technology to SAP AG, SAP America, Inc. and SAP Public Services, Inc. (SAP).

Emergis Technologies owns a U.S. patent that was granted in March 2000 for a process covering the electronic rece payment of invoices. Emergis no longer offers an EIPP service, but continues to own the patent.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information ma materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ ma include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200 and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF OCTOBER 1, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82.5206

News releases

Emergis launches new service to support gift cards and loyalty programs with Sunoco

Toronto, October 2, 2007 — Emergis Inc. (TSX: EME) today announced that it has concluded a five year agreemen at $2.9 million to provide stored value card processing services in support of Suncor Energy's Sunoco-brand gift and un as well as its customer loyalty program. Sunoco's gift cards can be used to purchase fuel, car washes and merchandise, its unit cards can be used for car washes, and its loyalty program allows customers to accumulate poi can be redeemed for Sunoco products and services. According to this agreement, Emergis validates, processes a transactions made by Sunoco gift, unit and loyalty program cardholders and provides reports. Sunoco has been using E Assure Pay credit and debit card processing service for over 18 years.

"Emergis is proud to contribute to the success of its customers, like Sunoco, by creating innovative and cost-effective s that meet their business objectives," said Keith Nugara, Senior Vice-President, Financial Services Market. "In addition, t stored value card processing service is a great extension to our current point-of-sale service and can provide value t large merchants seeking customized gift cards, unit cards and loyalty programs."

Sunoco is the first merchant to use Emergis' stored value card processing service, which was developed in line with S requirements and based on Emergis' existing credit and debit card processing technology.

Emergis' Assure Pay Credit debit solution provides a comprehensive point-of-sale (POS) service to independer organizations (ISOs) and merchants or retailers to electronically verify and process credit and debit card transact supports a wide range of communications protocols and all major credit, private-label, fleet, travel and entertainment c

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information ma materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200 and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF OCTOBER 2, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

\- 30 -

Information:

Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News releases

Emergis CEO named Ernst & Young Entrepreneur Of The Year

Montréal, October 5, 2007 — Emergis Inc. (TSX: EME), a leading Canadian IT company, today announced that I Côté, President and CEO, was named 2007 Ernst & Young Entrepreneur of the Year in the category of Turı Entrepreneur for the Quebec region. Mr. Côté is being recognized for his vision, leadership and determination in the su refocusing and expansion of Emergis' activities in only two years. The award was presented at the Ernst & Young Entre Of The Year Quebec region banquet held yesterday in Montréal.

"I am truly honoured to receive this award," said Mr. Côté. "I attribute this success to our committed employees · talented senior management team that worked with me to realize our common vision. Today, we are enjoying the fruit labour and looking forward to even greater things in the future."

Mr. Côté assumed the role of President and Chief Executive Officer of Emergis in November 2004 after BCE sold its ı position in the company and a new board of directors was appointed. During this period, he developed and implemente business strategy, returned the company to profitability and significantly increased customer satisfaction and er morale. He is also involved in various community and business organizations. He is on the Board of Directors for the M area YMCA and is an active fundraiser for Mental Illness Foundation and the Salvation Army. He is also a member of th des Présidents du Québec, a group of Quebec business leaders.

Since the program's inception in Canada in 1994, The Entrepreneur Of The Year awards honour entrepreneurs wh demonstrated excellence and extraordinary success in areas such as risk taking, company development, innovati personal commitment to their businesses and communities. Submissions are reviewed by an independent judging pane is comprised of several notable Canadian business leaders and past award recipients.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information ma materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200 and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF OCTOBER 5, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP

DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET
A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News releases

Emergis among Canada's Top 100 Employers

Also among Montréal's Top 15 Employers

Montréal, October 9, 2007 — Emergis Inc. (TSX: EME), a leading Canadian IT company, is proud to announce tha been chosen as one of Canada's Top 100 Employers for 2008. The aim of the competition, which is managed by Medi the country's largest publisher of job-hunting guides—and sponsored by Maclean's Magazine, is to identify exc employers who are industry leaders in offering innovative programs to attract and retain employees. Emergis also m list of Montréal's Top 15 employers.

"I am extremely proud of this award," said François Côté, President and CEO of Emergis. "At Emergis, employee enga is a top priority. We understand that providing a stimulating work environment to our people will lead to increased shai and customer satisfaction. I attribute this award to the partnership and open communication channels we have develop our employees which have allowed us to implement initiatives that make Emergis a great place to work," Mr. Côté adde

Canada's Top 100 Employers evaluates companies in eight key areas, including physical workplace, work atmosph social, benefits, vacation and time off, employee communications, performance management, training and skills devel as well as involvement in the community.

As part of the selection process, the recruitment histories of over 72,000 employers across Canada were review invitations to apply to the competition were sent out to over 14,000 of the fastest-growing employers. This year, som Canadian companies applied. The editors determine finalists by comparing each employer to others in its industry.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information m materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200 and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF OCTOBER 9, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:

Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News releases

Oacis Users' Group concludes annual conference in Australia

Montréal, October 11, 2007 — Emergis Inc. (TSX: EME) today announced the successful completion of the 13th conference of the Oacis Users' Group. The South Australia Department of Health (SADH) hosted this year's annual conl which drew clinical and technical constituents from the United States and Canada as well as Australia. SADH activate EMR almost a decade ago in eight hospitals in Adelaide and has been steadily adding new capabilities as well as expan system's reach throughout the entire state. Presently, SADH is one of the largest regional electronic medical record (EMR) deployments in the world.

"It's been extremely rewarding to serve as the users' group vice-president for the past year," said John Mleczko, Direc Projects Branch, South Australia Department of Health. "The Oacis user community currently spans three countries, differing modes of health care financing and administration. However, we share much in common, particularly with re the goal of delivering high quality, safe care to patients," continued Mr. Mleczko. "Aside from our diverse environme group's common interest is the innovative solution we all use to meet our goal successfully—Oacis EMR."

The Oacis Users' Group conference is typically hosted by a care delivery organization where the Oacis solution is deployed. Conference participants experience a wide array of collaboration and learning. In addition to product pl status, and vision presentations provided by Emergis, business partners provide insight into hardware platforms, o systems, networking, DBMS, clinical content, vocabularies, computer-based rules, etc. The hallmark attractions educational sessions conducted by clinical and technical end-users who showcase the product's flexibility and advanced

"From my own hands-on installation experience with Oacis, it is incredibly rewarding for me to see how much the solu contributed to achievement of our customers' objectives through the years," said Mark Groper, Emergis' Executiv President, Health—Public Sector. "Annual user group meetings reinforce how fortunate we are to be a part of a h solution with such enormous positive impact on patients' lives."

Chartered independently in 1994, the first Oacis Users' Group conference was hosted by the Medical University o Carolina (MUSC), the first Oacis site. Groundbreaking at the time, Oacis continues to be the only electronic patien system based from the beginning on an open, interoperable platform with a fully configurable clinical data reposito core.

"Back then, we knew the university medical center was embracing a leading-edge information system," commente Afrin, MD, and MUSC's Associate Professor of Medicine Hematology/Oncology. "Thirteen years later, Oacis is way ahea pack in terms of open source construct, complete interoperability, and clinician-friendly design. As a diverse university center, we must constantly connect niche systems, while at the same time ensuring complete integration, and harmo of data. Oacis is the only patient record solution that can accommodate those requirements. Moreover, critical for e decision making and patient safety, physicians have instant accesses to comprehensive, accurate patient inforr concluded Doctor Afrin.

The Oacis Solution

Oacis' flexible open architecture design enables it to support a variety of settings. It can link and integrate patient info among disparate systems, as well as provide care delivery organizations with full-function EMR functionality. It can packaged as an EHR platform for communities and regions.

Oacis boasts a history of firsts. The product's early roots helped launch the HL7—Standards Development Organizatio was the first commercially viable clinical data repository (CDR)-based patient record solution designed to interconn other systems. Through its web-based Clinical Viewer application, Oacis' unique "smart summarization" and drill-do interface have been emulated by numerous suppliers, but never fully replicated. Recently, Oacis became the first Jav (fully web enabled) solution available, resulting in enhanced flexibility and low cost, rapid deployment for provide Among the numerous advantages of Java, it enables care providers to use Oacis on all Internet-capable devices, ir Apple's Macintosh, a requirement of most university medical centers.

The flexibility of the Oacis CDR enables it to be configured as a central data model for enterprise and local EHR deplc and to accommodate confederated models often required by larger jurisdictions. Oacis interconnects the various EM

other systems across all sites through a common EMPI and CDRs. All clinicians use the Oacis Clinical Viewer applic access and view longitudinal EHR data spanning the organizations' dispersed locations and numerous information syster

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information mε materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200 and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF OCTOBER 11, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

- 30 -

Information:

Emergis Inc.: Jessica McEachern, 450 928-6884
Marketing contact: Doug McCourt, doug.mccourt@emergis.com

File No. 82-5206

News releases

Emergis enables debit payments over the internet

Montréal, October 18, 2007 — Emergis Inc. (TSX: EME), a leading Canadian IT company, today announced the laun Interac Online transaction processing service, which allows merchants and organizations including HMV, Lespac.com—Q largest classifieds web site, University of British Columbia and Wilfrid Laurier University to offer a new payment opti allows consumers to pay for goods and services on the internet directly from their bank account.

"Emergis is proud to participate in yet another cutting-edge technological development that touches Canadians everyday lives," said Keith Nugara, Senior Vice-President, Financial Services Market of Emergis. "We are also pleased th reputable organizations have chosen our solution to power their e-commerce activities," he added.

Emergis offers this Interac Online service through third-party resellers, such as PSiGate, Beanstream, InternetSec Admeris. These resellers facilitate the relationship with merchants and organizations and offer them the servic competitive price.

"Thanks to our collaboration with Emergis, we are able to offer a very flexible, high quality payment solution to sn medium sized businesses at an affordable price," says Craig Thompson, CEO of Beanstream.

Customers who wish to use Interac Online must be registered for online banking services with a participating f institution. After selecting Interac Online as their payment method on a merchant's web site, they are prompted to sele financial institution and are redirected to their regular online banking web site where they can select their account and payment. Once this step is completed, they are sent back to the merchant's web site for the confirmation page, merchant will proceed to fulfill the order.

Emergis' Interac Online transaction processing service is part of the Company's suite of point-of-sale services, which traditional debit and credit transaction processing. As is the case for traditional transaction types, Emergis is respons authorizing and settling Interac Online transactions.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information ma materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200 and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF OCTOBER 18, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXP DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHET A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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INTERAC is a registered trademark of Interac Inc. used under license by Emergis Inc.

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82-5206

News

Download third quarter 2007 financial statements and notes (pdf, 320k)

Download supplementary financial information (pdf, 177k)

Download third quarter 2007 management's discussion and analysis (pdf, 261k)

Download third quarter 2007 operating and corporate highlights (pdf, 99k)

Webcast: Listen to the third quarter 2007 financial results conference call

Emergis reports third quarter 2007 financial results

Montréal, November 1, 2007 — Emergis Inc. (TSX: EME) today announced its unaudited financial results for th months ended September 30, 2007. All dollar figures in this release are presented in Canadian dollars, unless ot indicated.

Revenue for the quarter was $48.1 million, up 11% compared to $43.3 million in the third quarter of 2006. Growth ir operations was partly offset by lower Finance revenue. EBITDA[1] was $11.0 million (23% of revenue), up 20% fro million (21% of revenue) generated in the third quarter of 2006, reflecting a higher contribution from Health.

Net income from continuing operations in the third quarter was $6.4 million or $0.07 per share on a fully dilute compared to $5.1 million or $0.06 per share in the prior year. The increase in earnings resulted mainly from a contribution from the Health sector and lower depreciation and amortization expenses.

Net income in the third quarter of 2007 was $6.6 million or $0.07 per share compared to $5.2 million or $0.06 per : 2006, including minor contributions from discontinued operations in both periods.

Cash flow from operations was $4.3 million compared to $2.1 million last year.

"Emergis continues to deliver strong financial results," said François Côté, President and Chief Executive Officer of E "Health operations grew 29%, reflecting a combination of organic growth and acquisitions, while Finance was impactec sale of one of the businesses in this area last year and the expiry of a customer contract."

Côté added, "Emergis has made a significant and successful transition over the past year and a half from a focus m software maintenance and upgrades to one on major development projects. These projects include our drug info system, our dental and extended health claims adjudication engine for private insurers, national platforms for our m document processing solution and our pharmacy management systems business, as well as new additions to ou electronic health record system. The impact of our development efforts is reflected in the current growth in our revenu our investments, and is expected to provide new revenue streams for Emergis going forward."

Note: The descriptions of the Company's financial performance compared to historical periods in this news release sun those described in its Third Quarter 2007 Management's Discussion and Analysis, which has been posted on Emergis' cc web site, along with this release and other financial information.

Revenue summary for the quarter

- Revenue for the quarter was $48.1 million, up 11% compared to $43.3 million in the third quarter of 2006. Gr Health operations was partly offset by lower Finance revenue.
- Health revenue increased 29% due mainly to organic growth in the electronic health record, claims process security consulting areas, to the acquisitions of Unikoan and Informatique D.L.D. and to the Company's new b relationship with Maximus (see corporate highlights below).
- Finance revenue decreased due mainly to the sale of the Company's lien registration solution, the expiry of Commerce contract for business-to-business bill payments, and lower revenue from cash management solutions decreases were partly offset by higher license revenue related to its electronic invoicing technology and to growth in its mortgage document processing activities.
- Recurring revenue represented 73% of total revenue in the quarter compared to 84% in the third quarter last ye change in percentage reflects a relative increase in deployment and consulting revenue, which precedes re

maintenance revenue in software licensing arrangements.

EBITDA summary for the quarter

- EBITDA was $11.0 million (23% of revenue), up 20% from $9.2 million (21% of revenue) generated in tl quarter of 2006, reflecting a higher contribution from Health.
- Health EBITDA was $9.0 million (24% of Health revenue) compared to $7.2 million (25%) in the third quarter c The increase was due mainly to acquisitions, growth in electronic health record activities, and the new t arrangements with Maximus, partly offset by a proportionately higher allocation of corporate overhead.
- Finance contributed $1.7 million to EBITDA in the quarter (16% of Finance revenue) unchanged from the $1.7 (12%) reported in the third quarter of 2006. An increased contribution from the licensing of the Company's el invoicing patent combined with the impact of a proportionately lower overhead allocation relative to the Health s was offset mainly by the absence of contributions from the Visa Commerce initiative which ended on June 30, 2(from lien registration activities which were sold in late 2006.
- Non-core operations ceased as of June 30, 2004. However, since the beginning of 2005, the Company hε reversing certain tax provisions that were related to non-core activities.

Financial highlights for the nine months

- Revenue at $140.1 million increased 13% from the prior year, while EBITDA improved 25% from $24.7 million (revenue) in 2006 to $30.9 million (22% of revenue) in 2007.
- For the year to date, Health operations generated 35% more revenue than in 2006 as a result of organic grow areas of the sector and to acquisitions completed in 2006 and 2007.
- Health EBITDA increased from $16.8 million to $25.6 million due to acquisitions, organic growth and cost red These impacts were reduced by an increase in the proportion of overhead expenses allocated to the Health s relative to the Finance segment. The EBITDA margin for Health increased to 24% from 21% in 2006.
- Finance revenue decreased mainly due to the sale of the Company's lien registration solution in late 2006, the e contracts related to webdoxs and Visa Commerce, and lower revenue associated with its business document e› solution.
- Finance EBITDA decreased from $7.1 million in 2006 to $4.5 million due to the sale of its lien registration s higher development costs associated with its bill remittance solution, the expiry of the webdoxs transition : agreement, decreases in revenue from its business document exchange and legacy cash management solutions, as a lower contribution from Visa Commerce activities. These impacts were partly offset by a decrease in the pr(of overhead expenses allocated to the Finance segment relative to the Health segment and an increased cont from the licensing of the Company's electronic invoicing technology.
- The Company reversed tax provisions related to non-core activities which totaled $0.8 million in each of 2006 ar on a year-to-date basis.
- For the nine months, net income from continuing operations improved to $18.7 million or $0.21 per fully dilute compared to $12.0 million or $0.13 per share in 2006. This increase was mainly due to improved o| performance and lower depreciation and amortization expenses.
- Discontinued operations contributed $7.1 million to 2006 net income mainly due to a price adjustment associat the sale in 2004 of the Company's former U.S. Health subsidiary that was received in the second quart contribution from discontinued operations in the first nine months of 2007 was $0.2 million.
- When compared to 2006 results, net income at $18.9 million or $0.21 per share reflected a stronger performanc continuing operations and a significantly lower contribution from discontinued operations, as described above.

Financial position at September 30

Cash on hand at quarter-end, including temporary investments, was $79.1 million, a decrease from $104.0 million at J 2007. The decrease reflected cash outflows mainly for the acquisitions of Unikoan and Informatique D.L.D., expenditures and debt repayments, partly offset by cash inflows from operating activities. Working capital at quarter ε $67.7 million compared to $93.0 million at the end of June 2007. Total debt increased slightly to $7.3 million.

New business relationship with Maximus

Emergis has entered into a series of agreements with MAXIMUS, Inc. to provide MAXIMUS with certain of the Coı health-related software and IT services. As a result of these new agreements, Emergis will no longer pursue the art process initiated by Emergis in regard to a dispute with MAXIMUS' Canadian subsidiaries relating to a medical processing project in British Columbia. In light of the new agreements, Emergis and MAXIMUS have agreed that the (between them in regard to the B.C. project will be terminated.

Normal course issuer bid
Some 99,400 common shares were repurchased and settled during the quarter at an average price of $6.95 per share normal course issuer bid initiated in March 2007. A further 18,100 shares were purchased but not settled until after (end. Total purchases made pursuant to the bid will not exceed 5.56 million common shares, representing approximate of the public float of its common shares in February 2007.

Financial targets for 2007
The Company remains on track to deliver the annual financial targets for 2007 provided with its second quarter f results in early August. These targets are: revenue of $191 million to $195 million, EBITDA of $41 million to $44 milli earnings per share from continuing operations of $0.27 to $0.31.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast tomorrow at 8:30 a.m. ET to discuss its financial results for t quarter of 2007. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. Tl quarter 2007 financial results news release, unaudited third quarter financial statements, management's discussi analysis, supplemental information package and a summary of operating highlights for the quarter are pos www.emergis.com.

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. tomorrow. To listen, int participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3207814#. An version of the webcast will also be available starting at 10:30 a.m. tomorrow on www.emergis.com

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information ma materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200(and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EI AS OF NOVEMBER 1, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EI EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORM WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPL LAW.

-30-

[1]EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Princip therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined income from continuing operations before depreciation, amortization of intangible assets, interest, losses on sale of gains or losses on foreign exchange, and income taxes. No reconciliation is provided in the interim consolidated state earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, \ amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

Information: John Gutpell, 450 928-6856

File No. 82.5206

News releases

Emergis' electronic mortgage processing solution now available through BC OnLine

Montréal, November 6, 2007 — Emergis Inc. (TSX: EME) today announced that it has entered into a two-year re agreement with the Province of British Columbia and MacDonald, Dettwiler and Associates Ltd. (MDA) whereby Emergis Real Estate electronic mortgage processing solution was recently made available to the approximately 2,000 rea lawyers and notaries who are registered customers of BC OnLine at www.bconline.gov.bc.ca. BC OnLine, which is oper MDA, is the province's e-service delivery channel, used by the BC real estate legal community throughout the m process to obtain information on properties and register real estate titles.

"Our agreement with the Province and MDA represents another significant milestone in the national roll out of Ass Estate as we introduce our electronic real estate solution in British Columbia," said Keith Nugara, Senior Vice-Pr Financial Services Market at Emergis. "Our successful breakthrough in the BC legal market is a clear demonstratio ability to adapt our solution to each province's specific legal environment and accelerate the adoption of new technol the legal community."

"We are confident that Emergis' Assyst Real Estate solution will help us deliver on our commitment to offer value-adde services in partnership with the Province. The solution will bring real benefits to BC's legal professionals," said Allan Cra general manager responsible for running BC OnLine operations.

The BC OnLine e-service delivery channel offers easy access to a wide range of British Columbia provincial and m government information on a variety of subjects, including land and real estate property. BC's notaries and real estate use BC OnLine to perform a variety of preliminary searches and register mortgage documents and deeds. Lawyers and can access the Emergis Assyst Real Estate solution directly through BC OnLine, thus accelerating its adoption by the community.

The Emergis Assyst Real Estate solution is a bilingual, web-based application that links legal professionals and electronically to facilitate instructing, registering, reporting and completing of mortgage loans. Assyst Real Estate sp the processing of mortgage transactions, reduces paperwork, cuts costs and lowers the risk of clerical error. As par national roll out of Assyst Real Estate in partnership with a major Canadian bank, Emergis also recently began offe solution to lawyers in Ontario. The Company plans to make it available in the Western provinces by the end of 2007 an Atlantic provinces during 2008. In order to accelerate market adoption, Emergis has signed integration agreeme suppliers of real estate software to the legal community, such as Do Process Software in Ontario as well as O Technologies and Pro Suite in British Columbia. It also recently concluded a five-year preferred vendor agreement in The Society of Notaries Public of British Columbia. In addition, Emergis also concluded an exclusive five-year, Cana preferred vendor agreement with the Canadian Bar Association to further promote the adoption of Assyst Real Estate its 35,000 members across the country.

For more information about Assyst Real Estate, visit www.emergis.com/RealEstate.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information m materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti

ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200 and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF NOVEMBER 6, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, E EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORM WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPL LAW.

- 30 -

Information:
Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884

File No. 82.5206

News releases

Emergis' Oacis EMR to be implemented at Medical University of South Carolina's new state-of-the-art facilit

Montréal, November 7, 2007 — Emergis Inc. (TSX: EME) today announced that it has concluded an agreement v Medical University of South Carolina (MUSC) for the implementation of the Java™ web-based version of Oacis, E electronic medical record (EMR) system, throughout MUSC's clinical enterprise including its new state-of-the-art hea facility, Ashley River Tower. The new facility, along with the upgraded version of Oacis EMR, is expected to be in o early next year. Oacis is the first Java™-based (fully web enabled) enterprise EMR solution available, resulting in er flexibility as well as low cost and rapid deployment.

"In anticipation of our new facility, we spent the past several years upgrading many of our ancillary and admini systems," commented Frank Clark, PhD, Vice President for Information Technology and CIO of MUSC. "After a review EMR systems, we realized that Oacis is far ahead of the alternatives. With the Java version of Oacis, we anticipate de leading-edge, affordable EMR capabilities to our entire care team, enterprise-wide," continued Dr. Clark.

"We are thrilled that MUSC, one of our original co-development sites, chose to upgrade and expand their currer deployment," said Mark Groper, Executive Vice-President, Health - Public Sector of Emergis. "We've invested signific Oacis, particularly with respect to re-engineering the clinical applications from client server to full Java-web, an advar that places our solution at the forefront of the industry," concluded Mr. Groper.

Serving as the bridge that unifies disparate systems across the enterprise, the Oacis Interoperable Technology Platforr the most flexible health care-specific infrastructure available. At its core, the Oacis Clinical Data Repository is th standard" for collecting and presenting comprehensive patient information at the point of care.

"I've actively used Oacis since 1993, and I depend on it heavily to deliver quality care to my patients," commented Lawrence B. Afrin, M.D. and Associate Professor of Medicine Hematology/Oncology. "From a technology perspect concluded that open architecture, scalability, and end-user configurability are key ingredients for long term EMR succe our conclusion is that the upgraded Oacis platform surpasses all others in these areas," continued Dr. Afrin.

MUSC's Ashley River Tower will specifically address the increased incidence of cardiovascular and digestive disease am growing patient population in South Carolina and the region. Currently in the final stages of construction, the facility v 156 beds and include an intensive care unit, operating rooms, laboratories, interventional radiology and endoscopy s well as a specialized chest pain center.

MUSC helped pioneer the development of Oacis' groundbreaking graphical user interface—"smart summarization"—bac early 1990s. Oacis consolidates vast amounts of clinical detail and organizes it into personalized lists for care provide lists offer a wide array of visual cues to guide clinicians through effective workflow patterns. The end result is improv quality and reduced delivery costs.

The Oacis solution

Currently installed in over 100 health care delivery facilities in the United States, Canada and Australia, Oacis' flexib architecture design enables it to create a comprehensive and unified patient record from multiple sources such as a systems or other EMRs, and bridge the gap between inpatient and outpatient systems.

Oacis boasts a history of firsts. The product's early roots helped launch the HL7® Standards Development Organizatior was the first commercially viable patient record solution based on a clinical data repository (CDR) designed to inter with other systems. The Oacis Clinical Viewer's unique "smart summarization" and drill-down user interface hav emulated by other suppliers, but never fully replicated. With respect to the Java technology, EMR applets, alo integrated patient data are instantly downloaded in logical objects thus giving the care provider highly sophisticat capabilities from Internet-capable devices, including mobile/PDAs as well as Apple's Macintosh.

The flexibility of the Oacis CDR supports both centralized and confederated models to facilitate health information exch any setting. Oacis interconnects the various EMRs and other systems across all sites through a common EMPI and (clinicians use the Oacis Clinical Viewer to access and view unified, longitudinal patient information regardless of wh patient care was provided.

For sites that wish to add functionally beyond the Oacis CDR and Clinical Viewer, Emergis offers easy, cost effective ex options. Oacis' Order Management/CPOE application is ideally suited for clinicians and physicians who need to initi administer electronic orders including medications without the need to replace existing pharmacy systems. Moreover, th Clinical Documentation application provides streamlined data entry templates for fast and accurate data captur integrated within the Oacis CDR. And when deployed together, the ordering process automatically creates patient documentation tasks on electronic worklists. Finally, Emergis offers a sophisticated, flexible, analytics platform d exclusively to support the needs of health care administration as well as clinical research — the Oacis Health Data Ware

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages s that automate transactions and the secure exchange of information to increase the process efficiency and quality of se its customers. Emergis has expertise in electronic health-related claims processing, health record systems, ph management solutions, cash management and loan document processing and registration. In Canada, Emergis solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporatio estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release is forward-looking within the meaning of certain securi¬ties laws and is su important risks, uncertainties and assumptions. The results or events predicted in such forward-looking information ma materially from actual results or events. The words "may", "could", "should", "would" and similar words and expressi used to identify forward-looking information. Material factors which could cause actual results or events to differ m include, among others: general economic factors, adverse industry events, the adoption rate of the Company's soluti ability to deliver development and implementation projects in a timely manner, the non-renewal of major contract expire in the near term, complexities and timing of signing large customer contracts, exposure under contract inde defects in software or failures in the processing of transactions and security and privacy breaches. In making the f looking information contained in this news release, the Company has assumed that these and other material factors result in such forward-looking information differing materially from actual results or events, and has assumed the rene signing of certain customer contracts and the realization of certain projects. It has not assumed any significant acqu dispositions or one-time items. When relying on the Company's forward-looking information to make decisions, invest others should carefully consider the foregoing factors and other uncertainties and potential events. For additional info with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 200 and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian securities regulators and avai sedar.com.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF E AS OF NOVEMBER 7, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, E EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORM WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPL LAW.

- 30 -

Information:

Investors: John Gutpell, 450 928-6856
Media: Jessica McEachern, 450 928-6884
Marketing contact: Doug McCourt, doug.mccourt@emergis.com


Emergis

November 13, 2007

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

John Sypnowich
Vice President and
General Counsel

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- 2006 Annual Report for the year ended December 31, 2006, dated February 21, 2007;
- Quarterly report to Shareholders for financial quarter ended March 31, 2007, dated April 26, 2007;
- Quarterly report to Shareholders for financial quarter ended June 30, 2007, dated August 2, 2007;
- Annual Information Form for the year ended December 31, 2006, dated February 21, 2007; and
- Management Proxy Circular dated February 21, 2007.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

John Sypnowich
Vice-President and General Counsel

JS/jm

Enclosures

1003, rue de Sérigny
Bureau 600
Longueuil, Québec
J4K 5B1



Quarterly report to shareholders

Emergis delivers strong performance in first quarter 2007

- Revenue at $45.7 M, up 13% from Q1 06
- Health revenue up 39%
- EBITDA[1] at $9.5 M, up 23%
- Net income at $5.4 M ($0.06 per share), up 46%

Montréal, April 26, 2007 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended March 31, 2007. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"We are very pleased with the momentum building in the business and in our financial results. We continue to increase our profitability, while investing significantly in new technology and expanding our sales funnel to accelerate our growth going forward," said François Côté, President and Chief Executive Officer of Emergis. "This strong start to the year is in line with the annual financial targets we announced in February."

Côté added, "On the Health side, revenue is up 39%, reflecting both organic growth and the impact of recent acquisitions. Our operations in claims processing, in the public health sector and in pharmacy management systems are all performing well and continue to offer significant future potential. On the Finance side, we expect to see growth in the business and improved profitability next year, driven mainly by our mortgage document processing and our tax filing and payment solutions."

Net income in the first quarter was $5.4 million or $0.06 per share compared to $3.7 million or $0.04 per share in the prior year. The 46% growth in earnings resulted from a significantly higher contribution from the Health sector and lower depreciation and amortization expenses, partly offset by a lower contribution from the Finance sector and higher income tax expenses.

Note: The descriptions of the Company's financial performance compared to historical periods in this news release summarize those described in its First Quarter 2007 Management's Discussion and Analysis, which has been posted on Emergis' corporate web site, along with this release and other financial information.

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

Revenue summary for the quarter
Three-month periods ended March 31, 2007, December 31, 2006, and March 31, 2006, in millions of Canadian dollars:

	Q1 2007	Q4 2006	Q1 2006
Health	34.5	34.1	24.9
Finance	11.2	12.1	15.4
Total revenue	**45.7**	**46.2**	**40.3**

- Revenue for the quarter was $45.7 million compared to $40.3 million in the first quarter of 2006 and compared to $46.2 million in the fourth quarter of 2006. In the year-over-year and sequential quarterly comparisons, growth in Health operations was offset by lower Finance revenue.
- Recurring revenue represented 79% of total revenue in the quarter compared to 91% in the first quarter last year and to 82% in the fourth quarter of 2006. The change from the historical quarters is mainly due to activities in the public health sector, a portion of whose revenue is derived from consulting services which the Company classifies as "deployment and consulting" revenue rather than recurring revenue. Recurring revenue in the future will continue to represent a level more consistent with that of recent quarters.
- Health revenue increased 39% on a year-over-year basis due mainly to the acquisitions of Dinmar and FrontLine in 2006, to higher drug information systems license and consulting revenue and to organic growth in claims processing.
- On a sequential quarterly basis, the increase in Health revenue was due mainly to higher drug information systems license and consulting revenue, partly offset by a lower contribution from pharmacy management systems and lower professional services revenue related to workers' compensation board activities.
- Compared to the first quarter of 2006, Finance revenue decreased due mainly to the expiry of a transition services contract related to the webdoxs consumer bill presentment service, to the sale of the Company's lien registration solution, lower revenue from its electronic document exchange solution and lower professional service revenue related to Visa Commerce activities.
- Finance revenue decreased from the fourth quarter of 2006 mainly due to the sale of the Company's lien registration solution and to lower license revenue from its patented electronic invoicing technology. These decreases were partly offset by higher deployment revenue from cash management solutions.

EBITDA summary for the quarter

Three-month periods ended March 31, 2007, December 31, 2006, and March 31, 2006, in millions of Canadian dollars:

	Q1 2007	Q4 2006	Q1 2006
Health	8.2	9.7	4.3
Finance	1.0	1.1	3.2
Core	9.2	10.8	7.5
Non-core	0.3	0.2	0.2
EBITDA before:	**9.5**	**11.0**	**7.7**
Contract settlements	-	-	-
Restructuring & other	-	(0.3)	-
Total EBITDA	**9.5**	**10.7**	**7.7**

- EBITDA was $9.5 million (21% of revenue), up 23% from $7.7 million (19%) generated in the first quarter of 2006, reflecting a significantly higher contribution from Health and a lower contribution from Finance operations. Compared to the fourth quarter of 2006, EBITDA decreased from $10.7 million, mainly due to a decrease in the contribution from Health operations.
- Health EBITDA was $8.2 million (24% of Health revenue) compared to $4.3 million (17%) in the first quarter of 2006 and $9.7 million (28%) in the fourth quarter of 2006. In the year-over-year comparison, the increase was due mainly to acquisitions and to organic growth in claims processing and license revenue associated with drug information systems.
- In the sequential quarterly comparison, Health EBITDA decreased due to higher employee-related expenses associated with the resumption of certain payroll remittances at the beginning of the year, lower development activities in the workers' compensation board area and a higher proportion of overhead allocations relative to the Finance sector. These factors were partly offset by higher license and change management revenue associated with drug information systems.
- Finance contributed $1.0 million to EBITDA in the quarter (9% of Finance revenue) compared to $3.2 million (21%) in the first quarter of 2006 and to $1.1 million before one-time items (9%) in the fourth quarter of 2006. In the year-over-year comparison, the decrease was due to the expiry of a transition services contract related to the webdoxs consumer bill presentment service, higher development expenses in the cash management area, a decrease in contribution from the Company's electronic document exchange solution, and the sale of its lien registration solution.
- In the sequential quarterly comparison, Finance EBITDA decreased mainly due to the sale of the Company's lien registration solution and higher employee-related expenses as mentioned above, partly offset by a lower proportion of overhead expenses allocated to the Finance sector.
- Non-core operations ceased as of June 30, 2004. However, since the beginning of 2005, the Company has reversed certain tax provisions that were related to non-core activities.

Financial position at March 31

Cash on hand at quarter-end, including temporary investments, was $94.6 million, a reduction from $99.7 million at December 31, 2006. The decrease reflected mainly cash outflows related to a reduction in accounts payable for the payout of annual performance bonuses and to debt repayments.

Working capital at quarter end was $87.2 million compared to $90.9 million at the end of 2006. Long-term debt decreased to $2.8 million from $3.1 million at the end of 2006.

Operating highlights

Health

Progress in the Health sector

Progress in the Company's Health operations in the quarter compared to the first quarter last year was evident in a number of areas:

- Relationships with existing insurance carriers were renewed and expanded (see below).
- The number of health claims adjudicated grew by 10% to 17.6 million.
- The number of group insurance plan members holding Emergis pay-direct drug cards and the members' covered dependants increased by 5% to 8.0 million.
- Work on the Company's Assure Claims Dental adjudication engine is nearing completion.
- In the workers' compensation area, the number of health care providers connected to the Emergis platform grew by 12% to approximately 4,000.

Standard Life contract renewal and extension

In March, Emergis renewed and extended its service agreement with The Standard Life Assurance Company of Canada. Under this new five-year contract, which includes a five-year renewal option, Standard Life will continue to use Emergis' Assure Claims solution for the adjudication of its drug claims and will implement Emergis' new dental and extended health claims processing system in 2007 and 2008, respectively.

Equitable Life contract renewal

During the quarter, the Company also renewed its contract with The Equitable Life Insurance Company of Canada for the processing of prescription drug claims for members of Equitable Life's group health benefit plans. Under this new three-year contract, which includes a two-year renewal option, Equitable Life will continue to use Emergis' Assure Claims solution.

EHR contract for Montréal region hospitals

Earlier this month, the Company announced an acceleration in the timetable of the multi-million dollar contract it signed with l'Agence de la santé et des services sociaux de Montréal (l'Agence) in late December 2006 for the deployment of its Oacis electronic health record (EHR) solution. In a second phase of deployment, Oacis has been purchased for six additional health authorities in the Montréal region including five Centres de santé et des services sociaux (CSSS) and Santa Cabrini Hospital. The CSSSs each include a hospital, as well as clinics and residential and long-term care facilities. Oacis will allow health care professionals at these hospitals and related facilities to rapidly and securely access a complete record of a patient's health history online and in real-time.

In a first phase, l'Agence authorized the deployment of Oacis at six major Montréal-area hospitals.

Oacis win in Eastern Ontario

Hawkesbury General Hospital, a 69-bed community hospital in the Champlain Local Health Integration Network (LHIN) of Ontario, has purchased the Company's Oacis solution. Hawkesbury General is the second hospital to purchase the Oacis solution in the Champlain LHIN after the Ottawa Hospital, and the fourth in Ontario. With this new contract, Emergis strengthens its presence in the Champlain region and Ontario's health IT sector. It also demonstrates the utility of the Oacis solution in a range of health care facilities, including community hospitals.

Finance

Progress in the Finance sector

Growth in the Company's Finance operations in the quarter compared to the first quarter last year was seen in the following areas:

- Assyst Real Estate transactions increased 40% to 51,000 mainly due to strong growth in the number of registrations. The solution is being rolled out across Canada with the commercial launch of service in British Columbia in the second quarter and in Ontario in the third quarter.
- Credit and debit card authorization transactions (Assure Pay Credit Debit) increased 8% to 46.4 million.
- Assure Pay Tax transactions increased 21% to 544,000.

Integration agreement with Pro-Suite

In April, the Company signed an agreement with Pro-Suite Software Ltd. of Vancouver whereby Emergis' Assyst Real Estate solution for completing mortgage transactions will be integrated with Pro-Suite's electronic conveyancing software application. The three-year agreement will make Emergis' mortgage document processing and registration solution available to all notaries using Pro-Suite by the fall of 2007. The Pro-Suite software is owned and maintained by The Society of Notaries Public of B.C. The agreement with Pro-Suite supports Emergis' strategy of developing partnerships with software vendors and legal associations to accelerate the adoption of Assyst Real Estate in each province as the solution is rolled out across Canada.

Launch of PCI services

Emergis has launched a suite of Payment Card Industry (PCI) security services as part of its Assure Security solutions portfolio. These services are designed to help merchants who process credit card transactions comply with standards set out by the PCI Security Standards Council. Emergis has been certified as a PCI Qualified Security Assessor and Approved Scanning Vendor, allowing the Company to offer on-site security audit and network security scanning services. Emergis is the first Canadian company to be certified by PCI to provide compliance services.

Corporate highlights

Normal course issuer bid

Under a normal course issuer bid initiated in March 2006, the Company repurchased 0.1 million shares just prior to year-end, which were settled and cancelled in early January 2007. No shares were repurchased under a new bid initiated in March 2007. Purchases made pursuant to

the March 2007 bid will not exceed 5.56 million common shares, representing approximately 10% of the public float of its common shares in February 2007.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast tomorrow at 8:30 a.m. ET to discuss its financial results for the first quarter 2007. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The first quarter 2007 financial results news release, unaudited first quarter financial statements, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/newsroom/news/2007/april26.aspx)

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. tomorrow. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3207812#. An archive version of the webcast will also be available starting at 10:30 a.m. tomorrow on www.emergis.com (http://www.emergis.com/newsroom/events/april27.aspx).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the secure exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis delivers solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and 2,800 pharmacies. Its electronic health record solutions are also delivered in the U.S. and Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of April 26, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, its ability to deliver development and implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, complexities and timing of signing large customer contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capitalize on market opportunities, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF APRIL 26, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information: John Gutpell, 450 928-6856

Consolidated Statements of Earnings


Emergis

In millions of Canadian dollars, except per share data	For the three month period ended March 31, 2007	For the three month period ended March 31, 2006
	(unaudited)	(unaudited)
Revenue	45.7	40.3
Direct costs	5.9	6.4
Gross margin	39.8	33.9
Expenses		
Operations	10.8	10.8
Sales and marketing	5.7	4.5
Research and development, net	7.9	6.8
General and administrative	5.9	4.1
	30.3	26.2
Earnings before under-noted items	9.5	7.7
Depreciation	1.8	2.1
Amortization of intangible assets	2.2	2.4
Interest income	(1.0)	(1.0)
Interest on long-term debt	0.2	0.2
Loss on sale of assets	-	0.1
Income before income taxes	6.3	3.9
Income taxes		
Current	0.7	0.2
Future	0.2	-
	0.9	0.2
Net income	5.4	3.7
Basic and diluted net income per share	0.06	0.04
Weighted-average number of shares outstanding used in computing basic net income per share (in millions)	90.2	93.4
Weighted-average number of shares outstanding used in computing diluted net income per share (in millions)	91.1	93.5

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Comprehensive Income



In millions of Canadian dollars	For the three month period ended March 31, 2007	For the three month period ended March 31, 2006
	(unaudited)	(unaudited)
Net income	5.4	3.7
Other comprehensive income:		
Net change in unrealized losses on translation of financial statements of self-sustaining foreign operations	(0.4)	0.1
Comprehensive income	5.0	3.8

Consolidated Statements of Deficit

In millions of Canadian dollars	For the three month period ended March 31, 2007	For the three month period ended March 31, 2006
	(unaudited)	(unaudited)
Deficit, beginning of period	(1,194.3)	(1,223.1)
Net income	5.4	3.7
Deficit, end of period	(1,188.9)	(1,219.4)

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets



In millions of Canadian dollars	As at March 31, 2007	As at December 31, 2006
	(unaudited)	(audited)
Assets		
Current		
Cash and cash equivalents	59.7	30.2
Temporary investments	34.9	69.5
Accounts receivable	23.1	23.6
Future income taxes	1.4	1.4
Other current assets	10.0	10.7
	129.1	135.4
Fixed assets	17.9	18.8
Intangible assets	19.6	21.8
Goodwill	88.6	88.9
Future income taxes	3.7	3.9
Other long-term assets (Note 2)	12.9	11.2
	271.8	280.0
Liabilities		
Current		
Accounts payable and accrued liabilities	35.3	37.2
Deferred revenue	2.1	2.7
Deferred credits	0.4	0.4
Current portion of long-term debt	4.1	4.2
	41.9	44.5
Deferred credits and other	4.8	13.6
Long-term debt	2.8	3.1
	49.5	61.2
Shareholders' equity		
Capital stock (Note 5)	6.1	6.1
Contributed surplus (Note 5)	1,408.2	1,408.4
Deferred stock-based compensation (Note 3)	(2.3)	(1.0)
Deficit	(1,188.9)	(1,194.3)
Accumulated other comprehensive loss (Note 6)	(0.8)	(0.4)
	(1,189.7)	(1,194.7)
	222.3	218.8
	271.8	280.0

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flows





In millions of Canadian dollars	For the three month period ended March 31, 2007	For the three month period ended March 31, 2006
	(unaudited)	(unaudited)
Operating activities		
Net income	5.4	3.7
Depreciation and amortization	4.0	4.5
Loss on sale of assets	-	0.1
Future income taxes	0.2	-
Non-cash stock-based compensation (Note 3)	0.7	0.3
Deferred stock-based compensation (Note 3)	(1.7)	(1.5)
Other	(2.5)	0.4
Changes in working capital	(9.1)	(12.8)
Cash flows used in operating activities	(3.0)	(5.3)
Investing activities		
Additions to fixed and intangible assets	(0.3)	(1.6)
Temporary investments	34.6	39.9
Acquisitions	(0.2)	-
Disposal costs related to the sale of businesses	-	(0.4)
Cash flows from investing activities	34.1	37.9
Financing activities		
Repayment of long-term debt	(1.1)	(1.3)
Repurchase and issuance of common shares (Note 5)	(0.5)	(0.3)
Cash flows used in financing activities	(1.6)	(1.6)
Cash and cash equivalents		
Increase	29.5	31.0
Balance, beginning of period	30.2	77.1
Balance, end of period	59.7	108.1
Supplemental disclosure of cash flow information		
Interest paid	0.2	0.2
Income taxes paid	0.5	0.9
Non-cash investing and financing activities		
Additions to fixed and intangible assets financed	0.7	-

The accompanying notes are an integral part of the interim consolidated financial statements.

In millions of Canadian dollars, except per share data (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2006, except for the new accounting standards described in Note 1. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and the notes thereto in the 2006 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The interim consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries.

New accounting standards

Financial Instruments
On January 1, 2007, the Company adopted Section 3855 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Financial Instruments - Recognition and Measurement. It establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and at which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. Upon the adoption of this section, cash equivalents and temporary investments have been classified as held-for-trading and are measured at fair value. Gains and losses related to periodical revaluations will be recorded in net income. As at December 31, 2006, the cash equivalents and temporary investments had a carrying value equal to their fair value, therefore no adjustment to the opening retained earnings balance was required. All other financial instruments have been accounted for at amortized cost.

Comprehensive Income
On January 1, 2007, the Company adopted Section 1530 of the CICA Handbook, Comprehensive Income. It establishes standards for reporting and display of comprehensive income. Comprehensive income includes net income, as well as all changes in equity during a period from transactions and events from non-owner sources. Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative statements have been adjusted to reflect application of this section for changes in the balances of foreign currency translation of self-sustaining foreign operations.

Equity
On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, Equity, replacing Section 3250, Surplus. It describes standards for the presentation of equity and changes in equity as a result of the application of Section 1530, Comprehensive Income.

Hedges
On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, Hedges. It includes and replaces the guidance on hedging relationships that was previously contained in AcG-13, mostly those relating to the designation of hedging relationships and its documentation. The new standard specifies how to apply hedge accounting and which information has to be disclosed by the entity. The adoption of this section had no impact on the Company's consolidated financial statements.

In millions of Canadian dollars, except per share data (unaudited)

2. Other long-term assets

As at March 31, 2007, included in other long-term assets of $12.9 million was a deferral of development costs of $3.6 million relating to the Company's dental adjudication engine. The costs will be expensed over a five-year period beginning when development work is complete, which is expected to be in the second quarter of 2007.

3. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares under the Emergis Share Option Plan. The exercise price of the options is set at the closing price of the underlying shares on the last trading day prior to the effective date of the grant. Options granted before November 2005 vest generally over a four-year period starting in the second year after the grant and expire six years after the grant date. Options granted after October 2005 have various vesting schedules.

In November 2006, the Board awarded a grant of 565,000 performance-based stock options to certain key employees. Options under this grant may be exercised at any time on or after March 1, 2010, with the participant being able to purchase up to 100% of the total number of optioned shares only if the following two conditions are met: a) the compound annual growth rate for either the Company's total revenue or the Health segment's revenue achieves a certain threshold by December 2009 compared to the 2006 actual results and b) at the time of exercise, the closing price of Emergis shares on The Toronto Stock Exchange has met or exceeded a target price threshold of $9.50 for at least 21 consecutive trading days during the 12-month period preceding the date of exercise. The options expire on December 31, 2011.

In November 2006, the Board also awarded a grant of 635,000 stock options which vest equally over a three-year period starting at the first anniversary date of the effective date of the grant and which expire five years after the grant date.

The Company employs the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and after. To value the stock options, the Company uses the binomial model for the performance-based stock options and the Black-Scholes option-pricing model for all other stock options. In the first quarter of 2007, 8,000 options were granted. The Company recorded an expense of $0.3 million for the three-month period ended March 31, 2007 ($0.1 million for the three-month period ended March 31, 2006) for the outstanding options granted after December 31, 2002.

Stock option plan	Options
Stock option plan for common shares at prices ranging from $3.13 to $44.13 per share and expiry dates of up to 2012	2,551,550

In millions of Canadian dollars, except per share data (unaudited)

3. Stock-based compensation plans (continued)

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plan had the Company used the fair-value based method of accounting for awards granted in 2002.

	For the three-month period ended March 31			
	2007		2006	
	Net income	Basic and diluted income per share	Net income	Basic and diluted income per share
Net income, as reported	5.4	0.06	3.7	0.04
Adjustment to net income	-	-	(0.1)	-
Pro forma net income	5.4	0.06	3.6	0.04

Restricted stock plan

In September 2004, the Board of Directors adopted a restricted stock plan for employees (Share Rights Plan). Under the terms of the Share Rights Plan, the Company, on certain specific dates, funds the purchase of Emergis shares which are held in trust to be released to employees upon fulfilment of a vesting condition. In February 2007, the Company transferred $1.7 million ($1.5 million in the first quarter of 2006) to the plan trustee for the purchase of Emergis shares. Compensation expense related to this plan amounted to $0.4 million for the three-month ended March 31, 2007 ($0.2 million for the three-month period ended March 31, 2006). Included in shareholders' equity is the related deferred stock-based compensation balance of $2.3 million as at March 31, 2007.

4. Discontinued operations

There were no activities related to discontinued operations in the first quarter of 2007.

MultiPlan complaint

In March 2004, the Company completed the sale of its preferred provider organization (PPO) and care management businesses, together representing its U.S. Health operations.

At the time of sale, the Company provided an indemnity to the purchaser of the PPO business, Multiplan Inc., in the sales agreement regarding its PPO business. The indemnity covers principally any breach of representations and warranties, and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations, for which there is no deductible and no maximum amount. The Company's representations and warranties remained in force until the end of April 2005, except for claims made before such time and tax and certain other representations, which remain in force until the expiry of the applicable statute of limitations.

In millions of Canadian dollars, except per share data (unaudited)

4. Discontinued operations (continued)

In April 2005, Multiplan Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. Multiplan Inc. advised the Company in 2005 that it had settled these hospital claims for an amount of US$750,000. In July 2005, the Company filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, the Company will retain all factual and other defences to the complaint. No decision has been rendered as of yet.

The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim and any other adjustment related to U.S. Health are recorded in the period incurred and are included in income from discontinued operations.

5. Equity components

The stated capital stock and contributed surplus as at March 31, 2007 are detailed as follows:

Capital stock	Number of shares	Issued and fully paid	Not issued and not fully paid	Total
Balance, as at January 1, 2007	90,280,939	$3.0	$3.1	$6.1
Issue of common shares (a)	375	-	-	-
Repurchase of common shares (b)	(100,500)	-	-	-
Balance, as at March 31, 2007	90,180,814	3.0	3.1	6.1

Contributed surplus	
Balance, as at January 1, 2007	1,408.4
Repurchase of common shares (b)	(0.5)
Amount related to stock-based compensation (c)	0.3
Balance, as at March 31, 2007	1,408.2

(a) 375 stock options were exercised to purchase 375 common shares for cash consideration of $1 thousand.
(b) Under the terms of a normal course issuer bid initiated in March 2006, the Company repurchased 100,500 shares for total consideration of $0.5 million, including related expenses. This amount reduced contributed surplus and capital stock.
(c) During the three-month period ended March 31, 2007, the Company expensed $0.3 million relating to stock options. This amount was attributed to contributed surplus.

Normal course issuer bids

Following the expiry of the second normal course issuer bid on March 1, 2007, the Company initiated a third normal course issuer bid on March 2, 2007 through the facilities of The Toronto Stock Exchange. Purchases made pursuant to the bid will not exceed 5,560,000 common shares, representing approximately 10% of the public float as at February 21, 2007. The common shares acquired pursuant to the bid will be cancelled. Purchases under the bid may continue until February 29, 2008, unless terminated earlier. During the three-month period ended March 31, 2007, the Company repurchased 100,500 shares under the second bid for total consideration of $0.5 million, including related expenses. These shares were all settled, paid and cancelled as at March 31, 2007. No purchases were made during the first quarter under the third bid.

In millions of Canadian dollars, except per share data (unaudited)

6. Accumulated other comprehensive loss

The accumulated other comprehensive loss as at March 31, 2007 and March 31, 2006, and the net change in unrealized losses on translation of financial statements of self-sustaining foreign operations for the three-month period ended March 31 are detailed as follows:

	2007	2006
Balance, as at January 1	-	-
Unrealized losses on translation of financial statements of self-sustaining foreign operations	(0.4)	(0.6)
Adjusted balance, as at January 1	(0.4)	(0.6)
Net change incurred during the three-month period	(0.4)	0.1
Balance, as at March 31	(0.8)	(0.5)

7. Acquisition

Dinmar Consulting Inc.

In July 2006, the Company acquired all the issued and outstanding shares of Dinmar Consulting Inc. (Dinmar). The acquisition price of Dinmar including transaction costs was $40.1 million, of which $25.9 million was paid in cash, $6.2 million was in Emergis treasury shares, and $8.0 million is to be paid on January 1, 2008. Half of this $8.0 million may be paid in Emergis shares, at Emergis' option. The Company finalized the purchase price allocation in the first quarter of 2007 and no change was made to the allocation as disclosed in the notes to the 2006 consolidated financial statements.

8. Net income per share

The reconciliation of diluted net income per share for the three-month period ended March 31 is presented below:

	For the three-month period ended March 31, 2007			For the three-month period ended March 31, 2006		
	Net income (numerator)	Number of shares (denominator)	Per share amount	Net income (numerator)	Number of shares (denominator)	Per share amount
Net income attributable to common shareholders	$5.4	90,205,658	$0.06	$3.7	93,392,646	$0.04
Dilutive shares		628,931			-	
Dilutive options		280,691			151,230	
Diluted net income attributable to common shareholders	5.4	91,115,280	0.06	3.7	93,543,876	0.04

A total of 645,137 non-dilutive options were excluded from the calculation of diluted net income per share for the three-month period ended March 31, 2007 (1,238,372 for the three-month period ended March 31, 2006) because the average market value of the underlying shares was less than the exercise price of the securities.

In millions of Canadian dollars, except per share data (unaudited)

9. Operating segment information

The Company currently operates under two reporting segments - Health and Finance.

Health: The Company's main business activities in the health segment included the adjudication and transport of drug, dental and extended health claims primarily on behalf of private and public insurers, the provision of electronic health record technology solutions and related consulting services, and pharmacy management systems.

Finance: This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. These solutions relate primarily to cash management, the electronic processing and registration of loan documents, debit and credit card transaction authorizations and managed security services.

Non-core: Non-core operations ceased as of June 30, 2004. However, since 2005, the Company has reversed certain tax provisions related to these operations.

The table below shows the results and goodwill of each of the segments:

	For the three-month period ended March 31							
	Health		Finance		Non-core		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	34.5	24.9	11.2	15.4	-	-	45.7	40.3
Direct costs	5.3	4.7	0.7	1.8	(0.1)	(0.1)	5.9	6.4
Gross margin	29.2	20.2	10.5	13.6	0.1	0.1	39.8	33.9
EBITDA[1]	8.2	4.3	1.0	3.2	0.3	0.2	9.5	7.7
Goodwill, as at March 31	77.4	43.9	11.2	11.3	-	-	88.6	55.2

[1] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income before depreciation, amortization of intangible assets, interest, losses on sale of assets and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies. Both segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue:

	For the three-month period ended March 31			
Revenue		2007		2006
Canada	42.3	92%	37.7	94%
United States	3.0	7%	2.6	6%
Other countries	0.4	1%	-	-%
Total	45.7	100%	40.3	100%

In millions of Canadian dollars, except per share data (unaudited)

10. Guarantees

In the normal course of business, the Company enters into agreements that may contain features that meet the Accounting Guideline AcG-14 Disclosure of Guarantees definition of a guarantee. These guarantees or indemnities are entered into when the Company disposes of a business, sells or licenses its software or services and other transactions.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company usually provides certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at March 31, 2007, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $76.6 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made before various dates, the last of which is July 1, 2008, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. An amount of $0.7 million has been accrued on the consolidated balance sheet as at March 31, 2007 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

Other indemnification agreements

In addition, the Company provides indemnities to other parties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the other parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the other parties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay other parties. While some of the agreements specify a maximum potential exposure based on fees paid by other parties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the three-month period ended March 31, 2007. Historically, the Company has not made any significant payments under such indemnification agreements.

EMERGIS INC.

Management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2007

This management's discussion and analysis (MD&A) provides our review of the Company's performance and financial condition and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the first quarter of 2007 and 2006, with the MD&A in the 2006 Annual Report including the section on risks and uncertainties, with the audited consolidated financial statements for 2006 and the notes thereto in the 2006 Annual Report filed on the SEDAR website at www.sedar.com and available on our website at www.emergis.com. The risk factors set out in the MD&A in our 2006 Annual Report and in our 2006 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking information

Certain information in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this MD&A describes our expectations as at April 26, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, amongst others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, our ability to deliver development and implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, complexities and timing of signing large customer contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid pace of change, the limited time to capitalize on market opportunities, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this MD&A, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. One of these major customer contracts represents slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of new contracts. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in our 2006 Annual Report and to our 2006 Annual Information Form (risks and uncertainties) filed with the Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS OUR EXPECTATIONS AS AT APRIL 26, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, WE EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Definitions

Recurring revenue: Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, cash management, electronic processing and registration of loan documents, and electronic document exchange. Recurring revenue also includes hardware sales related to our Assyst RX and Assyst Point-of-Sale (pharmacy management) solutions, pharmacy software license fees, fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees, and interest earned on amounts held on behalf of customers and third parties. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Deployment and consulting revenue: Deployment revenue includes fees for professional services related to the development of our solutions and the implementation, installation and integration of our solutions and those of our partners for their customers. Deployment revenue also includes hardware sales, excluding those related to our Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, and one-time software and patent license fees. Consulting revenue includes fees for management and information technology consulting services to health care providers.

Our revenue recognition policy is disclosed in Note 2 to our 2006 consolidated financial statements found in the 2006 Annual Report.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets and asset write-downs, the recognition and write-down of future income tax assets and liabilities, and tax rate adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. We define it as net income before depreciation, amortization of intangible assets, interest, losses on sale of assets and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items on the consolidated statements of earnings.

We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations.

Financial highlights

Consolidated statements of earnings

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

Total revenue was $45.7 million in 2007 compared to $40.3 million in 2006 due to higher Health revenue, partially offset by lower Finance revenue.

Recurring revenue represented 79% of total revenue in 2007 compared to 91% last year. The change was mainly due to an increase in professional services and license revenue, which we classify as deployment and consulting revenue, including that from the acquisition of Dinmar Consulting Inc. (Dinmar) and from our Assure Electronic Health Record (EHR) portfolio related to a Drug Information System (DIS) license.

Health revenue grew 39% from $24.9 million in 2006 to $34.5 million in 2007 mainly due to the acquisitions of Dinmar and FrontLine Solutions Inc. (FrontLine), higher revenue from our Assure EHR portfolio related to a DIS license and consulting activities, and organic growth in our Assure Claims Drug (drug claims adjudication) solution.

Finance revenue decreased 27% from $15.4 million in 2006 to $11.2 million in 2007 mainly due to the expiry of a transition services contract, the sale of our lien registration solution in December 2006, lower revenue from our Assure Data Exchange (electronic document exchange) solution, and lower professional services related to our Visa Commerce activities. These decreases were partly offset by higher revenue from our Assyst Real Estate (mortgage document processing) solution.

EBITDA increased to $9.5 million in 2007 from $7.7 million in 2006 principally due to acquisitions and organic growth in our Health segment, coupled with the contribution from the reclassification of $0.4 million of funds in transit to revenue compared to a $0.2 million reclassification in the same period last year. These amounts represent the portion of funds in transit in our Assure Claims Drug (drug claims adjudication) portfolio deemed not owing to third parties as at March 31, 2006 and 2007. EBITDA growth was partly mitigated by the expiry of a transition services agreement, higher development costs related to our Assure Pay (cash management) portfolio, a decline in contribution from our Assure Data Exchange (electronic document exchange) activities, and the sale of our lien registration solution.

Net income before income taxes was $6.3 million in 2007 compared to $3.9 million in 2006. This increase was mainly due to the increase in EBITDA, coupled with lower depreciation and amortization.

Net income increased to $5.4 million or $0.06 per share in 2007 from $3.7 million or $0.04 per share in 2006 mainly due to an improvement in overall profitability.

Consolidated balance sheets

March 31, 2007 compared to December 31, 2006

Cash, cash equivalents and temporary investments on hand decreased from $99.7 million at December 31, 2006 to $94.6 million at March 31, 2007 mainly due to a decrease in accounts payable and accrued liabilities, including employee incentive plan payments for 2006, partly offset by increased net earnings from operating activities.

Our balance sheet reflects a current ratio (ratio of current assets to current liabilities) of 3.1 times at March 31, 2007, compared to 3.0 times at December 31, 2006, and positive working capital of $87.2 million compared to $90.9 million in 2006. The decrease in current assets from $135.4 million in 2006 to $129.1 million in 2007 is mainly attributable to the change in cash, cash equivalents and temporary investments noted above. Current liabilities decreased from $44.5 million in 2006 to $41.9 million in 2007 mainly due to reductions in accounts payable and accrued liabilities.

Consolidated statements of cash flows

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

Use of cash in operating activities in 2007 decreased to $3.0 million from $5.3 million in 2006 mainly due to lower working capital requirements, including decreased disbursements related to past restructuring initiatives, and improved earnings from operations. This decrease was partly offset by deferred development costs in 2007 that were absent in 2006, and an increase in deferred charges and prepaid expenses.

Cash flows from investing activities resulted in a net inflow of $34.1 million in 2007 and $37.9 million in 2006. These inflows were mainly attributable to temporary investments of $34.6 million and $39.9 million which matured in 2007 and 2006, respectively.

Cash flows used in financing activities resulted in a net outflow of $1.6 million in each of 2007 and 2006. The outflow for both years was due to the repayment of long-term debt and the cost of shares repurchased under normal course issuer bids (NCIB).

Corporate highlights

Normal course issuer bids

In March 2006, we initiated an NCIB which was in effect for one year. Purchases made pursuant to the bid were not to exceed 5,970,000 common shares. Pursuant to this bid, we purchased and cancelled 4,415,168 common shares at an average price of $5.09 per share for an aggregate cost, including related expenses, of $22.6 million.

We initiated a third NCIB effective March 2, 2007 which will terminate on or before February 29, 2008. Purchases made pursuant to the bid are not to exceed 5,560,000 common shares, representing approximately 10% of the public float as at February 21, 2007. The common shares acquired pursuant to the bid will be cancelled. As at April 26, 2007, no common shares had been repurchased under this bid.

Results of operations

Revenue for the quarter

Revenue by customer segment

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

				2007				2006
	Recurring	Deployment and Consulting	Total	% of total	Recurring	Deployment and Consulting	Total	% of total
Health	26.7	7.8	34.5	75	23.7	1.2	24.9	62
Finance	9.2	2.0	11.2	25	13.0	2.4	15.4	38
Total	35.9	9.8	45.7	100	36.7	3.6	40.3	100

Total revenue generated in 2007 was $45.7 million compared to $40.3 million in 2006 due to higher Health revenue, partially offset by lower Finance revenue. The decrease in recurring revenue from $36.7 million in 2006 to $35.9 million in 2007 was also attributable to lower Finance revenue, partly offset by higher Health revenue.

U.S. sourced revenue increased to 7% of total revenue in 2007 from 6% in 2006. This increase was mainly attributable to U.S. sourced revenue of Dinmar, partly offset by lower professional services revenue related to our Visa Commerce activities.

Health: Health revenue grew 39% from $24.9 million in 2006 to $34.5 million in 2007 mainly due to the acquisitions of Dinmar and FrontLine, higher revenue from our Assure EHR portfolio related to a DIS license and consulting activities, and organic growth in our Assure Claims Drug (drug claims adjudication) solution. Recurring revenue represented 77% of total Health revenue compared to 95% in 2006. Deployment and consulting revenue increased $6.6 million mainly due to an increase in professional services and license revenue, including that from the acquisition of Dinmar and from our Assure EHR portfolio related to a DIS license.

Finance: Finance revenue decreased 27% from $15.4 million in 2006 to $11.2 million in 2007 mainly due to the expiry of a transition services contract, the sale of our lien registration solution, lower revenue from our Assure Data Exchange (electronic document exchange) solution, and lower professional services related to our Visa Commerce activities. These decreases were partly offset by higher revenue from our Assyst Real Estate (mortgage document processing) solution. Recurring revenue represented 82% of total Finance revenue compared to 84% in 2006. Recurring revenue decreased by $3.8 million principally due to the aforementioned expiry of a transition services contract, the sale of our lien registration solution, and lower revenue from our Assure Data Exchange (electronic document exchange) solution.

Direct costs and gross margin

Three months ended March 31, 2007 compared to the three months ended March, 31 2006

	Health		Finance		Non-core		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	34.5	24.9	11.2	15.4	-	-	45.7	40.3
Direct costs	5.3	4.7	0.7	1.8	(0.1)	(0.1)	5.9	6.4
Gross margin	29.2	20.2	10.5	13.6	0.1	0.1	39.8	33.9
Gross margin %	85%	81%	94%	88%	-	-	87%	84%

Direct costs include telecommunications costs relating to services provided to customers, the cost of products or services purchased specifically for customer projects, royalties payable to third parties pertaining to certain products and personnel costs for the installation and integration of specific customer projects directly related to revenue. The increase in Health gross margin from 81% to 85% was mainly due to (i) organic growth from DIS activities in our Assure EHR portfolio and from our Assure Claims Drug (drug claims adjudication) solution, (ii) the proportion of higher margin revenue relative to total revenue in our Assyst RX and Assyst Point-of-Sale (pharmacy management) solution, and (iii) continuing cost containment activities. This increase was partly offset by the higher direct costs associated with our Assure EHR consulting business. The increase in the Finance gross margin from 88% to 94% was principally attributable to the sale of our lien registration solution, partly offset by the expiry of a transition services contract and lower revenue from our Assure Data Exchange (electronic document exchange) solution.

Operating expenses

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

		2007		2006
		% of revenue		% of revenue
Operations	10.8	24	10.8	27
Sales and marketing	5.7	12	4.5	11
Research and development	7.9	17	6.8	17
General and administrative	5.9	13	4.1	10
Total	30.3	66	26.2	65
Employees, end of quarter	942		840	

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, telecommunications costs, and facilities costs. Expenses have decreased mainly due to cost containment activities, which included the consolidation of our Assure Claims Network (claims transport) operations in 2006 and the reduction of telecommunications costs, coupled with the elimination of costs related to the expiry of transition services. These expense reductions were offset by cost increases resulting from acquisitions and higher staff costs related to our Assure Claims Drug (drug claims adjudication) and Assure Security solutions.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as consulting, promotional, trade show and other expenses related to the development of current and future solutions. Expenses have increased principally due to the acquisition of Dinmar, activities related to the licensing of our patented eInvoicing technology, and higher staff costs.

Research and development: Research and development (R&D) expenses consist largely of personnel-related and consulting costs associated with the development of new solutions and the enhancement and maintenance of existing solutions. Expenses have increased mainly due to additional development expenses related to DIS activities and the acquisition of Dinmar, partly offset by a decline in our Visa Commerce activities.

Commencing with the signing of a long-term contract with a client for our Assure Claims Drug and Dental (drug and dental claims adjudication) solution in 2006, we deferred development costs of $3.6 million relating to the development of a dental claims adjudication engine. These costs will be expensed over a period of five years beginning with the delivery of the service, which is expected in the second quarter of 2007. The deferred expenses are included in other long-term assets on our consolidated balance sheet.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. Expenses have increased in the quarter mainly due to (i) the acquisition of Dinmar, (ii) the absence in 2007 of the settlement of a dispute with an existing Assure Data Exchange (electronic document exchange) customer which resulted in a net accrual reversal of $0.5 million in 2006, (iii) legal fees related to litigation, and (iv) an increase in compensation-related expenses.

Workforce: Total employees increased from 840 as at March 31, 2006 to 942 as at March 31, 2007. This increase was mainly due to the addition of 89 employees as a result of the acquisition of Dinmar.

EBITDA

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

	2007		2006	
		Margin %		Margin %
Health	8.2	24	4.3	17
Finance	1.0	9	3.2	21
Total Core	9.2	20	7.5	19
Non-core	0.3		0.2	
Total	9.5	21	7.7	19

Health: Health EBITDA improved by $3.9 million compared to 2006 principally due to (i) the acquisitions of Dinmar and FrontLine, (ii) organic growth in our Assure Claims Drug (drug claims adjudication) solution and our Assure EHR portfolio related to a DIS solution, (iii) the proportion of higher-margin revenue relative to total revenue in our Assyst RX and Assyst Point-of-Sale (pharmacy management) solution, and (iv) the contribution from the reclassification of $0.4 million of funds in transit to revenue compared to a $0.2 million reclassification for the same period last year. These amounts represent the portion of funds in transit in our Assure Claims Drug (drug claims adjudication) portfolio deemed not owing to third parties as at March 31, 2006 and 2007. EBITDA growth was partly offset by an increase in the proportion of general, administrative and other overhead expenses allocated to our Health segment relative to our Finance segment.

Finance: Finance EBITDA declined as a result of the expiry of a transition services contract, higher development costs related to our Assure Pay (cash management) portfolio, a decrease in contribution from our Assure Data Exchange (electronic document exchange) activities, and the sale of our lien registration solution. This EBITDA decline was partly offset by a decrease in the proportion of general, administrative, and other overhead expenses allocated to our Finance segment relative to our Health segment.

Non-core: Non-core EBITDA was due to a reduction in direct and operations costs resulting from the reversal of certain tax provisions.

Other expenses

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

	2007	2006
Total EBITDA before under-noted items	9.5	7.7
Depreciation	1.8	2.1
Amortization of intangible assets	2.2	2.4
Interest income	(1.0)	(1.0)
Interest on long-term debt	0.2	0.2
Loss on sale of assets	-	0.1
Income before income taxes	6.3	3.9
Income taxes	0.9	0.2
Net income	5.4	3.7
Basic and diluted earnings per share	0.06	0.04

Depreciation: Depreciation expense decreased as a result of the diminishing balance of our capital asset pool.

Amortization of intangible assets: Amortization of intangibles decreased mainly due to certain intangibles becoming fully amortized, partially offset by the amortization of acquired technology and customer relationships related to the acquisition of Dinmar and the amortization of customer relationships from the acquisition of FrontLine.

Income taxes: Income taxes increased due to higher offsets to scientific research and experimental development (SR&ED) credits, coupled with the drawdown of the future income tax asset recorded in 2006 upon amalgamation of certain subsidiaries. Because the company does not actually receive the cash benefit of SR&ED credits recorded on the R&D line of operating expenses, since it is not in a tax paying position, an offset to the credits is recorded in income taxes. These offsets are recorded to a current income tax provision as opposed to a future income tax asset, since we have not met the "more likely than not" criterion.

Net income

Net income increased to $5.4 million or $0.06 per share in 2007 from $3.7 million or $0.04 per share in 2006 mainly due to an improvement in overall profitability.

Liquidity and capital resources

The table below sets forth a summary of cash flow activity and should be read in conjunction with our interim unaudited consolidated statements of cash flows.

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

	2007	2006
Cash flows used in operating activities	(3.0)	(5.3)
Cash flows from investing activities	34.1	37.9
Cash flows used in financing activities	(1.6)	(1.6)
Increase in cash position	29.5	31.0
Cash and cash equivalents, beginning of period	30.2	77.1
Cash and cash equivalents, end of period	59.7	108.1
Temporary investments, end of period	34.9	19.9
Cash, cash equivalents and temporary investments, end of period	94.6	128.0

As at March 31, 2007 we had $94.6 million in cash, cash equivalents and temporary investments compared to $128.0 million as at March 31, 2006. This decrease was mainly due to the funding of acquisitions and the repurchase of common shares pursuant to an NCIB, partly offset by higher net earnings from operating activities and cash received in 2006 as an adjustment to the sale price of our U.S. Health operations in 2004.

We had access to lines of credit totaling $8.0 million at March 31, 2007 ($8.0 million at December 31, 2006). At March 31, 2007, an amount of $5.5 million ($5.0 million at December 31, 2006), representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

Operating activities

Use of cash in operating activities in 2007 decreased to $3.0 million from $5.3 million in 2006 mainly due to lower working capital requirements, including decreased disbursements related to past restructuring initiatives, and improved earnings from operations. This decrease was partly offset by deferred development costs in 2007 that were absent in 2006, and an increase in deferred charges and prepaid expenses. Cash outflows related to past restructuring initiatives decreased to $0.4 million in 2007 from $1.1 million in 2006.

Investing activities

Cash flows from investing activities resulted in a net inflow of $34.1 million in 2007 and $37.9 million in 2006. These inflows were mainly attributable to temporary investments of $34.6 million and $39.9 million which matured in 2007 and 2006, respectively.

Financing activities

Cash flows used in financing activities resulted in a net outflow of $1.6 million in 2007, of which $1.1 million was attributable to the repayment of long-term debt and $0.5 million to an NCIB. In 2006, funds used in financing activities of $1.6 million were also due to the repayment of long-term debt ($1.3 million) and an NCIB ($0.3 million).

Financial instruments

Our principal financial instruments included cash and cash equivalents, temporary investments, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries fixed rates of interest and consists mainly of capital leases.

Off-balance sheet arrangements

In the context of business dispositions or the sale of assets, we usually provide certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at March 31, 2007, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $76.6 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made before various dates, the last of which is July 1, 2008, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. An amount of $0.7 million has been accrued on the consolidated balance sheet as at March 31, 2007 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

Acting as a paying agent, we had $79.0 million in funds in transit as at March 31, 2007 ($79.2 million as at December 31, 2006) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf and which are payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to us and are held in trust.

Outstanding securities

As at April 26, 2007, we had 90,180,814 common shares outstanding and 2,544,758 options granted. The options are exercisable on a one-for-one basis into common shares.

Additional Information

MultiPlan complaint: In April 2005, MultiPlan, Inc., the purchaser of our former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan Inc. has advised us that it has settled these hospital claims for an amount of US$750,000. We filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, we will retain all factual and other defences to the complaint. No decision has been rendered as of yet. We remain of the view that the allegations are without merit and are taking all appropriate actions to vigorously defend our position.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2006 consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgement which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement and are based on factors that are highly uncertain.

Our significant accounting policies, except for recently adopted accounting policies noted below, remain substantially unchanged and are herein incorporated by reference to our 2006 consolidated financial statements.

Recently adopted accounting policies

Financial Instruments

On January 1, 2007, we adopted Section 3855 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Financial Instruments - Recognition and Measurement. It establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and at which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. Upon the adoption of this section, cash equivalents and temporary investments have been classified as held-for-trading and are measured at fair value. Gains and losses related to periodical revaluations will be recorded in net income. As at December 31, 2006, the cash equivalents and temporary investments had a carrying value equal to their fair value, therefore no adjustment to the opening retained earnings balance was required. All other financial instruments have been accounted for at amortized cost.

Comprehensive Income

On January 1, 2007, we adopted Section 1530 of the CICA Handbook, Comprehensive Income. It establishes standards for reporting and display of comprehensive income. Comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owner sources. Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative statements have been adjusted to reflect application of this section for changes in the balances of foreign currency translation of self-sustaining foreign operations.

Equity

On January 1, 2007, we adopted Section 3251 of the CICA Handbook, Equity, replacing Section 3250, Surplus. It describes standards for the presentation of equity and changes in equity as a result of the application of Section 1530, Comprehensive Income.

Hedges

On January 1, 2007, we adopted Section 3865 of the CICA Handbook, Hedges. It includes and replaces the guidance on hedging relationships that was previously contained in AcG-13, mostly those relating to the designation of hedging relationships and its documentation. The new standard specifies how to apply hedge accounting and which information has to be disclosed by the entity. The adoption of this section had no impact on our consolidated financial statements.

Outlook

For 2007, we continue to target improvements in revenue, EBITDA and earnings from continuing operations compared to 2006. Targeted 2007 EPS from continuing operations is also expected to reflect an improvement resulting from fewer common shares outstanding due to the share buy-back programs undertaken in 2006.

Revenue is targeted to grow organically in 2007 as a result of continued growth in existing Health operations and progress in our plans to generate revenue from markets in the public health sector. In addition to their full year impact in 2007, acquisitions completed in 2006 in the EHR and pharmacy management services areas are also expected to generate organic growth in both revenue and EBITDA.

Overall revenue growth is expected to be mitigated by lower Finance revenue, reflecting lower revenue from the Visa Commerce initiative which is expected to end mid-2007, and from our lien registration solution which was sold at the end of 2006, partly offset by growth in certain other areas of the sector, primarily in our mortgage document processing solution and our tax filing and payment solution.

The financial results achieved in the first quarter of 2007 are consistent with our previously announced expectations for the year.

Transfer agent
CIBC Mellon Trust Comapny
Telephone : 1 800 387-0825
generalinquiries@cibcmellon.com

Investor Relations
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CANADA
Telephone: 450 928-6000
Toll-free: 1 866 363-7447
Fax: 450 928-6807
ir@emergis.com

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Emergis

>>> Quarterly report to shareholders

Emergis delivers strong earnings growth in second quarter 2007

- Revenue at $46.3 M, up 15% from Q2 06, Health revenue up 37%
- EBITDA[1] at $10.4 M, up 33%
- Net income from continuing operations at $6.9 M ($0.08 per share), up 116%
- Cash flow from operations at $11.7 M
- Financial targets for 2007 updated

Montréal, August 2, 2007 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended June 30, 2007. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"We are very pleased with our performance this quarter. Emergis continues to deliver increasing profitability and cash flow," said François Côté, President and Chief Executive Officer of Emergis. "On the Health side, revenue is up 37%, reflecting growth in all areas of the sector, and our Health EBITDA margin is strong at 24%, up from 21% last year. Health continues to be our main driver of growth. In Finance, our mortgage document processing and tax solutions are making good progress and the Finance EBITDA margin has increased compared to both last year and the last quarter."

Côté added, "Our recent acquisitions in the electronic health record and pharmacy management systems areas have strengthened our presence in key Health markets. We intend to continue to grow through acquisition and organically, supported by a very strong sales funnel."

Net income from continuing operations in the second quarter was $6.9 million or $0.08 per share on a fully diluted basis compared to $3.2 million or $0.03 per share in the prior year. The more than doubling of earnings resulted mainly from a higher contribution from the Health sector, a gain on foreign exchange and lower depreciation and amortization expenses, partly offset by a lower contribution from the Finance sector.

Absent in the current quarter was a contribution to net income from discontinued operations, which in the prior year was $7.0 million relating mainly to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health subsidiary. As a result, net income in the

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[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income from continuing operations before depreciation, amortization of intangible assets, interest, losses on sale of assets, gains or losses on foreign exchange, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

second quarter of 2007 was $6.9 million or $0.08 per share compared to $10.2 million or $0.11 per share in 2006.

Note: The descriptions of the Company's financial performance compared to historical periods in this news release summarize those described in its Second Quarter 2007 Management's Discussion and Analysis, which has been posted on Emergis' corporate web site, along with this release and other financial information.

Revenue summary for the quarter

Three-month periods ended June 30, 2007, March 31, 2007, and June 30, 2006, in millions of Canadian dollars:

	Q2 2007	Q1 2007	Q2 2006
Health	35.0	34.5	25.6
Finance	11.3	11.2	14.6
Total revenue	**46.3**	**45.7**	**40.2**

- Revenue for the quarter was $46.3 million compared to $40.2 million in the second quarter of 2006 and compared to $45.7 million in the first quarter of 2007. In the year-over-year comparison, growth in Health operations was offset by lower Finance revenue. Compared to the first quarter of 2007, Health was the major contributor to the increase in revenue.
- Health revenue increased 37% on a year-over-year basis due mainly to the acquisitions of Dinmar and FrontLine in 2006 and to organic growth in all major areas of Health operations.
- On a sequential quarterly basis, the increase in Health revenue was due mainly to higher contributions from claims processing, pharmacy management systems and electronic health record (EHR) activities, partly offset by lower license revenue from the Company's drug information system (DIS) initiative relating to the planned timing of project milestones.
- Compared to the second quarter of 2006, Finance revenue decreased due mainly to the sale of the Company's lien registration solution, the termination of a contract relating to a legacy bill remittance solution and lower revenue from managed services.
- Finance revenue increased from the first quarter of 2007 mainly due to seasonality in the Company's electronic mortgage document processing activities, partly offset by lower deployment revenue from cash management solutions.
- Recurring revenue represented 82% of total revenue in the quarter compared to 91% in the second quarter last year and to 79% in the first quarter of 2007. The change from last year is mainly due to activities in the public health sector, a portion of whose revenue is derived from consulting services. Recurring revenue in the future is expected to represent a level more consistent with that of recent quarters.

EBITDA summary for the quarter

Three-month periods ended June 30, 2007, March 31, 2007, and June 30, 2006, in millions of Canadian dollars:

	Q2 2007	Q1 2007	Q2 2006
Health	8.4	8.2	5.3
Finance	1.8	1.0	2.2
Core	10.2	9.2	7.5
Non-core	0.2	0.3	0.3
EBITDA	**10.4**	**9.5**	**7.8**

- EBITDA was $10.4 million (22% of revenue), up 33% from $7.8 million (19%) generated in the second quarter of 2006, reflecting a significantly higher contribution from Health and a lower contribution from Finance operations. Compared to the first quarter of 2007, EBITDA increased from $9.5 million, mainly due to an increase in the contribution from Finance operations.
- Health EBITDA was $8.4 million (24% of Health revenue) compared to $5.3 million (21%) in the second quarter of 2006 and $8.2 million (24%) in the first quarter of 2007. In the year-over-year comparison, the increase was due mainly to acquisitions and to organic growth, coupled with the impact of cost management activities. In the sequential quarterly comparison, Health EBITDA increased due to organic growth in claims processing activities, partly offset by lower license revenue from the company's DIS initiative relating to the planned timing of project milestones.
- Finance contributed $1.8 million to EBITDA in the quarter (16% of Finance revenue) compared to $2.2 million (15%) in the second quarter of 2006 and to $1.0 million (9%) in the first quarter of 2007. In the year-over-year comparison, the decrease was due to the sale of the Company's lien registration solution and higher development costs associated with a new bill remittance solution, partly offset by a decrease in the proportion of overhead expenses allocated to the Finance division relative to Health. In the sequential quarterly comparison, Finance EBITDA increased mainly due to seasonality in activities related to electronic mortgage document processing.
- Non-core operations ceased as of June 30, 2004. However, since the beginning of 2005, the Company has been reversing certain tax provisions that were related to non-core activities.

Financial highlights for the six months

Six-month periods ended June 30, 2007 and 2006,
in millions of Canadian dollars:

	Revenue		EBITDA	
	2007	**2006**	**2007**	**2006**
Health	69.5	50.5	16.6	9.6
Finance	22.5	30.0	2.8	5.4
Core before one-time items	92.0	80.5	19.4	15.0
Non-core	-	-	0.5	0.5
Total	**92.0**	**80.5**	**19.9**	**15.5**

- Revenue at $92.0 million increased 14% from the prior year, while EBITDA improved 28% from $15.5 million (19% of revenue) in 2006 to $19.9 million (22% of revenue) in 2007.
- For the year to date, Health operations generated 38% more revenue than in 2006 mainly as a result of acquisitions and of organic growth in all areas of the sector.
- Health EBITDA increased from $9.6 million to $16.6 million due to acquisitions, organic growth and margin expansion due to operating leverage. These impacts were reduced by an increase in the proportion of overhead expenses allocated to the Health segment relative to the Finance segment. The EBITDA margin for Health increased to 24% from 19% in 2006.
- Finance revenue decreased mainly due to the sale of the Company's lien registration solution in late 2006, the expiry of the transition services contract related to webdoxs, and lower revenue associated with its business document exchange solution and with professional services for Visa Commerce.
- Finance EBITDA decreased from $5.4 million in 2006 to $2.8 million due to higher development costs associated with its bill remittance solution, the sale of its lien registration solution, the expiry of the webdoxs transition services agreement, and a decrease in revenue from its business document exchange solution. These impacts were partly offset by a decrease in the proportion of overhead expenses allocated to the Finance segment relative to the Health segment.
- The Company reversed tax provisions related to non-core activities which totaled $0.5 million in each of 2006 and 2007.

Six-month periods ended June 30, 2007 and 2006,
in millions of Canadian dollars, except per share data:

	Net income		EPS	
	2007	**2006**	**2007**	**2006**
Continuing operations	12.3	6.9	0.13	0.07
Discontinued operations	-	7.0	-	0.08
Total	**12.3**	**13.9**	**0.13**	**0.15**

- For the six months, net income from continuing operations improved to $12.3 million or $0.13 per fully diluted share compared to $6.9 million or $0.07 per share in 2006. This increase was mainly due to improved operating performance, lower depreciation and amortization expenses and a gain on foreign exchange.
- Discontinued operations contributed $7.0 million to 2006 net income mainly due to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health subsidiary that was received in the second quarter. There has been no contribution from discontinued operations in the first half of 2007.
- When compared to 2006 results, net income at $12.3 million or $0.13 per share reflected a stronger performance from continuing operations and the absence of a contribution from discontinued operations, as described above.

Financial position at June 30

Cash on hand at quarter-end, including temporary investments, was $104.0 million, an increase from $94.6 million at March 31, 2007. The increase reflected mainly cash inflows from operating activities, partly offset by debt repayments and capital expenditures.

Working capital at quarter end was $93.0 million compared to $87.2 million at the end of March 2007. Long-term debt decreased to $2.3 million from $2.8 million in this same period.

Revised financial targets

As a result of the acquisitions of Unikoan and Informatique D.L.D and the company's financial performance in the first half of the year, the Company has revised its annual financial targets for 2007. Revenue, which was previously targeted in a range of from $189 million to $193 million, is now targeted in a range of $191 million to $195 million. EBITDA is now targeted in a range of $41 million to $44 million. Previously, the range was from $39 million to $43 million. Fully diluted EPS from continuing operations is now targeted at $0.27 to $0.31 per share, compared to $0.26 to $0.30 before.

Operating highlights

Health

Progress in the Health sector

Progress in the Company's Health operations in the quarter compared to the second quarter last year was evident in a number of areas:

- The number of health claims adjudicated grew by 1.4 million to 17.4 million.
- The number of group insurance plan members holding Emergis pay-direct drug cards and the members' covered dependants has surpassed 8.0 million.
- In the workers' compensation area, the number of health care providers connected to the Emergis platform grew by 11% to approximately 4,100.

Children's Hospital of Eastern Ontario adopts Oacis component

In May, the Company announced that its Oacis EMPI (enterprise master patient index) application had been installed at the Children's Hospital of Eastern Ontario. Oacis EMPI had previously been deployed in fourteen other sites across the Champlain Local Health Integration Network in eastern Ontario, linking patient records across the region. The Oacis EMPI solution compares key demographic data elements from multiple patient records in various health facilities using sophisticated matching algorithms to systematically identify potential duplicate

patient records. Oacis EMPI allows hospital personnel to save significant time and cost while reducing wait-times for patients by facilitating the creation of more complete patient records.

Agreement with Ontario Pharmacists' Association

In June, Emergis entered into a five-year agreement with the Ontario Pharmacists' Association, whereby Emergis will provide the OPA's Drug Information and Research Centre (DIRC) with technology and support to enhance the services that DIRC provides to Ontario pharmacists, and Emergis will gain access to the clinical consulting expertise and decision support tools of DIRC. The agreement leverages the strengths of Emergis, as a leading health solutions and technology provider, and DIRC, as an authority on evidence-based decision support information and tools for clinicians.

Great-West Life contract renewal

In August, the Company renewed its service agreement with Great-West Life. Under this new five-year contract, Great-West Life will continue to use Emergis' Assure Claims solution for the adjudication of its drug claims and the transport of its dental claims.

Finance

Progress in the Finance sector

Growth in the Company's Finance operations in the quarter compared to the second quarter last year was seen in the following areas:

- Assyst Real Estate mandates increased 28% to 48,000. The solution is being rolled out across Canada with the launch of commercial service in British Columbia currently underway and in Ontario during the third quarter.
- Credit and debit card authorization transactions (Assure Pay Credit Debit) increased 4% to 50.0 million.
- Assure Pay Tax transactions increased 26% to 595,000.

Laurentian Bank to use Assyst Real Estate solution

Laurentian Bank will use Emergis' Assyst Real Estate electronic solution for completing residential mortgage transactions with real estate notaries in Quebec. Laurentian Bank is the fourth financial institution in the province to adopt the solution. Upon signature of a final five-year agreement, the solution would be offered progressively to Laurentian Bank branches beginning in November 2007, allowing bank employees to send mortgage instructions to notaries electronically.

Emergis becomes a preferred supplier to the Canadian Bar Association

The Company concluded a five-year agreement to become the exclusive preferred supplier of electronic mortgage processing services to the Canadian Bar Association. CBA members who handle real estate transactions will be offered favourable pricing on Emergis' Assyst Real Estate solution as it is launched in each province across Canada. The CBA represents some 35,000 lawyers, judges, law teachers, and law students from across Canada. The agreement establishes Assyst Real Estate as the industry standard among the Canadian legal community for completing mortgage transactions electronically. It also adds a valuable partner to Emergis' efforts to communicate the power of the solution to legal professionals, thus ensuring faster adoption throughout Canada.

Corporate highlights

Acquisition of Unikoan

Shortly after quarter-end, Emergis acquired Unikoan, a Toronto-based consulting, development and managed services organization specializing in EHR applications, for an initial cash payment of $15.3 million plus contingent consideration based on future financial performance. Unikoan has played an integral role since 1999 in the development and operation of the electronic Child Health Network, a pediatric EHR system in operation across Ontario. The acquisition strengthened the Company's position in the EHR market in Ontario, adding knowhow and a strong presence across the province. Unikoan's expertise in the Canadian health care industry complemented Emergis' offerings in the health-related professional and managed services areas, as well as in information security.

Informatique D.L.D.

Today, the Company also announced that it has acquired Informatique D.L.D., a Québec City-based company providing pharmacy management systems and support to approximately 400 pharmacies in the province of Quebec for $11.5 million in cash. The acquisition reinforces Emergis' position as the leading provider of pharmacy management systems in Canada, serving 3,100 pharmacies across the country. Emergis is well positioned to enable the successful deployment of EHR systems among health care provider communities.

Normal course issuer bid

No shares were repurchased under a normal course issuer bid initiated in March 2007. Purchases made pursuant to the bid will not exceed 5.56 million common shares, representing approximately 10% of the public float of its common shares in February 2007.

MultiPlan complaint

In April 2005, MultiPlan, Inc., the purchaser of the Company's former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleged a variety of claims relating to the sale agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has advised us that it has settled these hospital claims for an amount of US$750,000.

In July 2005, Emergis filed a motion to dismiss certain claims in the complaint. This motion was substantially granted by the court in June 2007 and a number of claims were dismissed. However, the court granted MultiPlan the right to file an amended complaint to correct, if possible, the deficiencies highlighted in the court judgment regarding these claims. An amended complaint was filed on July 20, 2007. No new facts have been alleged. The Company intends to file by August 20, 2007 a motion to dismiss these claims in the amended complaint. The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast tomorrow at 8:30 a.m. ET to discuss its financial results for the second quarter 2007. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The second quarter 2007 financial results

news release, unaudited first quarter financial statements, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/newsroom/news/2007/aug2.aspx)

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. tomorrow. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3207813#. An archive version of the webcast will also be available starting at 10:30 a.m. tomorrow on www.emergis.com (http://www.emergis.com/newsroom/events/aug3.aspx).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the secure exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis delivers solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and 3,100 pharmacies. Its electronic health record solutions are also delivered in the U.S. and Australia. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of August 2, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, its ability to deliver development and implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, complexities and timing of signing large customer contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, its response to its industry's rapid pace of change, the limited time to capitalize on market opportunities, competition, pricing pressures, fluctuations in its operating results, business dispositions, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, its ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. One of these represents slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the

pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information differing materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the Company's 2006 MD&A and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF AUGUST 2, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information: John Gutpell, 450 928-6856

Consolidated Statements of Earnings



In millions of Canadian dollars, except per share data	For the three month period ended June 30, 2007	For the three month period ended June 30, 2006	For the six month period ended June 30, 2007	For the six month period ended June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	46.3	40.2	92.0	80.5
Direct costs	6.4	6.5	12.3	12.9
Gross margin	39.9	33.7	79.7	67.6
Expenses				
Operations	11.1	10.0	21.9	20.8
Sales and marketing	5.8	4.3	11.5	8.8
Research and development, net	6.5	6.4	14.4	13.2
General and administrative	6.1	5.2	12.0	9.3
	29.5	25.9	59.8	52.1
Earnings before under-noted items	10.4	7.8	19.9	15.5
Depreciation	1.8	2.0	3.6	4.1
Amortization of intangible assets	2.3	2.5	4.5	4.9
Interest income	(0.9)	(1.2)	(1.9)	(2.2)
Interest on long-term debt	0.2	0.3	0.4	0.5
Loss on sale of assets	-	-	-	0.1
(Gain) loss on foreign exchange	(0.5)	0.1	(0.5)	0.1
Income from continuing operations before income taxes	7.5	4.1	13.8	8.0
Income taxes				
Current	0.5	0.9	1.2	1.1
Future	0.1	-	0.3	-
	0.6	0.9	1.5	1.1
Net income from continuing operations	6.9	3.2	12.3	6.9
Net income from discontinued operations, net of income taxes (Note 4)	-	7.0	-	7.0
Net income	6.9	10.2	12.3	13.9
Basic net income per share from continuing operations	0.08	0.03	0.14	0.07
Diluted net income per share from continuing operations	0.08	0.03	0.13	0.07
Basic and diluted net income per share from discontinued operations	-	0.08	-	0.08
Basic net income per share	0.08	0.11	0.14	0.15
Diluted net income per share	0.08	0.11	0.13	0.15
Weighted-average number of shares outstanding used in computing basic net income per share (in millions)	90.2	93.0	90.2	93.2
Weighted-average number of shares outstanding used in computing diluted net income per share (in millions)	91.4	93.1	91.2	93.3

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Comprehensive Income



In millions of Canadian dollars	For the three month period ended June 30, 2007 (unaudited)	For the three month period ended June 30, 2006 (unaudited)	For the six month period ended June 30, 2007 (unaudited)	For the six month period ended June 30, 2006 (unaudited)
Net income	6.9	10.2	12.3	13.9
Other comprehensive income:				
Net change in unrealized losses on translation of financial statements of self-sustaining foreign operations	(2.6)	(0.7)	(3.0)	(0.6)
Comprehensive income	4.3	9.5	9.3	13.3

Consolidated Statements of Deficit

In millions of Canadian dollars	For the six month period ended June 30, 2007 (unaudited)	For the six month period ended June 30, 2006 (unaudited)
Deficit, beginning of period	(1,194.3)	(1,223.1)
Net income	12.3	13.9
Deficit, end of period	(1,182.0)	(1,209.2)

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets


Emergis

In millions of Canadian dollars	As at June 30, 2007 (unaudited)	As at December 31, 2006 (audited)
Assets		
Current		
Cash and cash equivalents	104.0	30.2
Temporary investments	-	69.5
Accounts receivable	23.0	23.6
Future income taxes	1.3	1.4
Other current assets	9.3	10.7
	137.6	135.4
Fixed assets	17.0	18.8
Intangible assets	17.9	21.8
Goodwill	86.8	88.9
Future income taxes	3.5	3.9
Other long-term assets (Note 2)	15.7	11.2
	278.5	280.0
Liabilities		
Current		
Accounts payable and accrued liabilities	37.6	37.2
Deferred revenue	2.7	2.7
Deferred credits	0.4	0.4
Current portion of long-term debt	3.9	4.2
	44.6	44.5
Deferred credits and other	4.3	13.6
Long-term debt	2.3	3.1
	51.2	61.2
Shareholders' equity		
Capital stock (Note 5)	6.2	6.1
Contributed surplus (Note 5)	1,408.4	1,408.4
Deferred stock-based compensation (Note 3)	(1.9)	(1.0)
Deficit	(1,182.0)	(1,194.3)
Accumulated other comprehensive income (Note 6)	(3.4)	(0.4)
	(1,185.4)	(1,194.7)
	227.3	218.8
	278.5	280.0

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flows


Emergis

In millions of Canadian dollars	For the three month period ended June 30, 2007 (unaudited)	For the three month period ended June 30, 2006 (unaudited)	For the six month period ended June 30, 2007 (unaudited)	For the six month period ended June 30, 2006 (unaudited)
Operating activities				
Net income from continuing operations	6.9	3.2	12.3	6.9
Depreciation and amortization	4.1	4.5	8.1	9.0
Loss on sale of assets	-	-	-	0.1
Future income taxes	0.1	-	0.3	-
Non-cash stock-based compensation (Note 3)	0.6	0.5	1.3	0.8
Deferred stock-based compensation (Note 3)	-	0.1	(1.7)	(1.4)
Other long-term assets and liabilities	(2.7)	(0.4)	(5.2)	-
Changes in working capital	2.7	1.3	(6.4)	(11.5)
Cash flows from operating activities	11.7	9.2	8.7	3.9
Investing activities				
Additions to fixed and intangible assets	(1.0)	(0.7)	(1.3)	(2.3)
Temporary investments	34.9	19.9	69.5	59.8
Acquisitions	-	(4.5)	(0.2)	(4.5)
Proceeds on sale of business, net of disposal costs	0.2	7.7	0.2	7.3
Cash flows from investing activities	34.1	22.4	68.2	60.3
Financing activities				
Repayment of long-term debt	(1.1)	(1.2)	(2.2)	(2.5)
Issuance and repurchase of common shares (Note 5)	0.1	(3.8)	(0.4)	(4.1)
Cash flows used in financing activities	(1.0)	(5.0)	(2.6)	(6.6)
Foreign exchange loss on cash held in foreign currencies	(0.5)	(0.2)	(0.5)	(0.2)
Cash and cash equivalents				
Increase	44.3	26.4	73.8	57.4
Balance, beginning of period	59.7	108.1	30.2	77.1
Balance, end of period	104.0	134.5	104.0	134.5
Supplemental disclosure of cash flow information				
Interest paid	0.2	0.3	0.4	0.5
Income taxes paid	0.1	0.1	0.6	1.0
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0.4	0.5	1.1	0.5

The accompanying notes are an integral part of the interim consolidated financial statements.

In millions of Canadian dollars, except per share data (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2006, except for the new accounting standards described in Note 1. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and the notes thereto in the 2006 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The interim consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries.

New accounting standards

Financial Instruments
On January 1, 2007, the Company adopted Section 3855 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Financial Instruments - Recognition and Measurement. It establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and at which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. Upon the adoption of this section, cash equivalents and temporary investments have been classified as held-for-trading and are measured at fair value. Gains and losses related to periodical revaluations will be recorded in net income. As at December 31, 2006, the cash equivalents and temporary investments had a carrying value equal to their fair value, therefore no adjustment to the opening retained earnings balance was required. All other financial instruments have been accounted for at amortized cost.

Comprehensive Income
On January 1, 2007, the Company adopted Section 1530 of the CICA Handbook, Comprehensive Income. It establishes standards for reporting and display of comprehensive income. Comprehensive income includes net income, as well as all changes in equity during a period from transactions and events from non-owner sources. Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative statements have been adjusted to reflect application of this section for changes in the balances of foreign currency translation of self-sustaining foreign operations.

Equity
On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, Equity, replacing Section 3250, Surplus. It describes standards for the presentation of equity and changes in equity as a result of the application of Section 1530, Comprehensive Income.

Hedges
On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, Hedges. It includes and replaces the guidance on hedging relationships that was previously contained in AcG-13, mostly those relating to the designation of hedging relationships and its documentation. The new standard specifies how to apply hedge accounting and which information has to be disclosed by the entity. The adoption of this section had no impact on the Company's consolidated financial statements.

In millions of Canadian dollars, except per share data (unaudited)

2. Other long-term assets

As at June 30, 2007, included in other long-term assets of $15.7 million were long-term receivables and prepaid expenses, deferred charges and a deferral of development costs of $4.4 million relating to the Company's dental adjudication engine. The costs of this engine will be expensed over a five-year period beginning when development work is complete, which is expected to be in the last quarter of 2007.

3. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares under the Emergis Share Option Plan. The exercise price of the options is set at the closing price of the underlying shares on the last trading day prior to the effective date of the grant. Options granted before November 2005 vest generally over a four-year period starting two years after the grant and expire six years after the grant date. Options granted after October 2005 have various vesting schedules.

In November 2006, the Board awarded a grant of 565,000 performance-based stock options to certain key employees. Options under this grant may be exercised at any time on or after March 1, 2010, with the participant being able to purchase up to 100% of the total number of optioned shares only if the following two conditions are met: a) the compound annual growth rate for either the Company's total revenue or the Health segment's revenue achieves a certain threshold by December 2009 compared to the 2006 actual results and b) at the time of exercise, the closing price of Emergis shares on The Toronto Stock Exchange has met or exceeded a target price threshold of $9.50 for at least 21 consecutive trading days during the 12-month period preceding the date of exercise. The options expire on December 31, 2011.

In November 2006, the Board also awarded a grant of 635,000 stock options which vest equally over a three-year period starting at the first anniversary date of the effective date of the grant and which expire five years after the grant date.

The Company employs the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and after. To value the stock options, the Company uses the binomial model for the performance-based stock options and the Black-Scholes option-pricing model for all other stock options. In the first half of 2007, 29,000 options were granted. For the outstanding options granted after December 31, 2002, the Company recorded an expense of $0.2 million for the three-month period ended June 30, 2007 ($0.1 in 2006), and $0.5 million for the six-month period ended June 30, 2007 ($0.2 million in 2006).

Stock option plan	Options
Stock option plan for common shares at prices ranging from $3.13 to $44.13 per share and expiry dates of up to 2012	2,453,071

In millions of Canadian dollars, except per share data (unaudited)

3. Stock-based compensation plans (continued)

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plan, had the Company used the fair-value based method of accounting for awards granted in 2002.

	For the three-month period ended June 30				For the six-month period ended June 30				
	2007		2006		2007			2006	
	Net income	Basic and diluted net income per share	Net income	Basic and diluted net income per share	Net income	Basic net income per share	Diluted net income per share	Net income	Basic and diluted net income per share
Net income, as reported	6.9	0.08	10.2	0.11	12.3	0.14	0.13	13.9	0.15
Adjustment to net income	-	-	-	-	-	-	-	(0.1)	-
Pro forma net income	6.9	0.08	10.2	0.11	12.3	0.14	0.13	13.8	0.15

Restricted stock plan

In September 2004, the Board of Directors adopted a restricted stock plan for employees (Share Rights Plan). Under the terms of the Share Rights Plan, the Company, on certain specific dates, funds the purchase of Emergis shares, which are held in trust to be released to employees upon fulfilment of a vesting condition. In February 2007, the Company transferred $1.7 million ($1.5 million in the first quarter of 2006) to the plan trustee for the purchase of Emergis shares. Compensation expense related to this plan amounted to $0.4 million for the three-month period ended June 30, 2007 ($0.4 million in 2006) and $0.8 million for the six-month period ended June 30, 2007 ($0.6 million in 2006). Included in shareholders' equity is the related deferred stock-based compensation balance of $1.9 million as at June 30, 2007.

4. Discontinued operations

There were no activities related to discontinued operations during the six-month period ended June 30, 2007. For the three-month and six-month periods ended June 30, 2006, the Company recorded net income from discontinued operations of $7.0 million resulting primarily from a gain on sale of assets held for sale, as described below.

Sale of U.S. Health operations

In March 2004, the Company completed the sale of its preferred provider organization (PPO) and care management businesses, together representing its U.S. Health operations.

Price adjustment to the sale of the PPO operations of U.S. Health
At the time of the sale in March 2004, the U.S. Health subsidiary that carried on the PPO business held options to purchase shares of a publicly traded company. Since these options remained in the subsidiary at closing, the sales agreement included a price adjustment in favour of the Company associated with the exercise of the options or the purchase of these options by a third party. In April 2005, the Company settled this financial instrument and received the first of two cash payments. The second payment of US$6.3 million ($7.1 million) was received in April 2006 and was recorded as a gain on sale in income from discontinued operations in the second quarter of 2006.

In millions of Canadian dollars, except per share data (unaudited)

4. Discontinued operations (continued)

MultiPlan complaint

In 2004, the Company provided an indemnity to the purchaser of the PPO business, Multiplan Inc., in the agreement to sell its PPO business. The indemnity covers principally any breach of representations and warranties, and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations, for which there is no deductible and no maximum amount. The Company's representations and warranties remained in force until the end of April 2005, except for claims made before such time and tax and certain other representations, which remain in force until the expiry of the applicable statute of limitations.

In April 2005, Multiplan Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. Multiplan Inc. advised the Company in 2005 that it had settled these hospital claims for an amount of US$750,000. In July 2005, the Company filed a motion to dismiss certain claims in the complaint. This motion was substantially granted by the court on June 11, 2007 and a number of claims were dismissed. However, the court granted Multiplan Inc. the right to file an amended complaint to correct, if possible, the deficiencies highlighted in the court judgment regarding these claims. An amended complaint was filed on July 20, 2007. No new facts have been alleged. The Company intends to file by August 20, 2007 a motion to dismiss these claims in the amended complaint.

The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim and any other adjustment related to U.S. Health are recorded in the period incurred as a loss on sale and are included in income from discontinued operations.

5. Equity components

The stated capital stock and contributed surplus as at June 30, 2007 are detailed as follows:

Capital stock	Number of shares	Issued and fully paid	Not issued and not fully paid	Total
Balance, as at January 1, 2007	90,280,939	$3.0	$3.1	$6.1
Issue of common shares (a)	30,250	0.1	-	0.1
Repurchase of common shares (b)	(100,500)	-	-	-
Balance, as at June 30, 2007	90,210,689	3.1	3.1	6.2

Contributed surplus	
Balance, as at January 1, 2007	1,408.4
Repurchase of common shares (b)	(0.5)
Amount related to stock-based compensation (c)	0.5
Balance, as at June 30, 2007	1,408.4

(a) 30,250 stock options were exercised to purchase 30,250 common shares for cash consideration of $146,000.

(b) Under the terms of a normal course issuer bid initiated in March 2006, the Company settled in January 2007 the repurchase of 100,500 shares made in December 2006 for total consideration of $0.5 million, including related expenses. This amount reduced contributed surplus and capital stock.

(c) During the six-month period ended June 30, 2007, the Company expensed $0.5 million relating to stock options. This amount was attributed to contributed surplus.

In millions of Canadian dollars, except per share data (unaudited)

5. Equity components (continued)

Normal course issuer bids

Following the expiry of a normal course issuer bid initiated in March 2006, the Company initiated a new normal course issuer bid on March 2, 2007 through the facilities of The Toronto Stock Exchange. Purchases made pursuant to the bid will not exceed 5,560,000 common shares, representing approximately 10% of the public float as at February 21, 2007. The common shares acquired pursuant to the new bid will be cancelled. Purchases under the bid may continue until February 29, 2008, unless terminated earlier. During the six-month period ended June 30, 2007, the Company repurchased 100,500 shares under the March 2006 bid for total consideration of $0.5 million, including related expenses. These shares were all settled, paid and cancelled as at June 30, 2007. No purchases were made during the first half of 2007 under the March 2007 bid.

6. Accumulated other comprehensive loss

The accumulated other comprehensive loss as at June 30, 2007 and June 30, 2006, and the net change in unrealized losses on translation of financial statements of self-sustaining foreign operations for the six-month periods ended June 30 are detailed as follows:

	For the six-month period ended June 30	
	2007	2006
Balance, as at January 1	-	-
Unrealized losses on translation of financial statements of self-sustaining foreign operations	(0.4)	(0.6)
Adjusted balance, as at January 1	(0.4)	(0.6)
Net change incurred during the six-month period	(3.0)	(0.6)
Balance, as at June 30	(3.4)	(1.2)

7. Acquisitions

Dinmar Consulting Inc.

In July 2006, the Company acquired all the issued and outstanding shares of Dinmar Consulting Inc. (Dinmar). The acquisition price of Dinmar, including transaction costs, was $40.1 million, of which $25.9 million was paid in cash, $6.2 million was in Emergis treasury shares, and $8.0 million is to be paid on January 1, 2008. Half of this $8.0 million may be paid in Emergis shares, at Emergis' option. The Company finalized the purchase price allocation in the first quarter of 2007 and no change was made to the allocation disclosed in the notes to the 2006 consolidated financial statements.

In millions of Canadian dollars, except per share data (unaudited)

8. Net income per share

The reconciliation of diluted net income from continuing operations and net income per share for the three-month and six-month periods ended June 30 is presented below:

	For the three-month period ended June 30, 2007			For the six-month period ended June 30, 2007		
	Net income (numerator)	Number of shares (denominator)	Per share amount	Net income (numerator)	Number of shares (denominator)	Per share amount
Net income from continuing operations and net income attributable to common shareholders	$6.9	90,198,939	$0.08	$12.3	90,205,368	$0.14
Dilutive shares		627,943			627,943	
Dilutive options		525,419			403,055	
Diluted net income from continuing operations and net income attributable to common shareholders	6.9	91,352,301	0.08	12.3	91,236,366	0.13

	For the three-month period ended June 30, 2006			For the six-month period ended June 30, 2006		
	Net income (numerator)	Number of shares (denominator)	Per share amount	Net income (numerator)	Number of shares (denominator)	Per share amount
Net income from continuing operations attributable to common shareholders	$3.2	92,957,402	$0.03	$6.9	93,150,806	$0.07
Dilutive options		168,357			159,793	
Diluted net income from continuing operations attributable to common shareholders	3.2	93,125,759	0.03	6.9	93,310,599	0.07
Net income attributable to common shareholders	10.2	92,957,402	0.11	13.9	93,150,806	0.15
Dilutive options		168,357			159,793	
Diluted net income attributable to common shareholders	10.2	93,125,759	0.11	13.9	93,310,599	0.15

A total of 516,726 non-dilutive options were excluded from the calculation of diluted net income per share for the three-month and six-month periods ended June 30, 2007 (1,157,643 for the three-month and six-month periods ended June 30, 2006) because the average market value of the underlying shares was less than the exercise price of the securities.

In millions of Canadian dollars, except per share data (unaudited)

9. Operating segment information

The Company currently operates under two reporting segments - Health and Finance.

Health: The Company's main business activities in the health segment included the adjudication and transport of drug, dental and extended health claims primarily on behalf of private and public insurers, the provision of electronic health record technology solutions and related consulting services, and pharmacy management systems.

Finance: This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. These solutions relate primarily to cash management, the electronic processing and registration of loan documents, debit and credit card transaction authorizations and managed security services.

Non-core: Non-core operations ceased as of June 30, 2004. However, since 2005, the Company has reversed certain tax provisions related to these operations.

The table below shows the results and goodwill of each of the segments:

	For the three-month period ended June 30							
	Health		Finance		Non-core		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	35.0	25.6	11.3	14.6	-	-	46.3	40.2
Direct costs	5.5	4.2	1.0	2.4	(0.1)	(0.1)	6.4	6.5
Gross margin	29.5	21.4	10.3	12.2	0.1	0.1	39.9	33.7
EBITDA[1]	8.4	5.3	1.8	2.2	0.2	0.3	10.4	7.8
Goodwill, as at June 30	76.6	47.0	10.2	10.7	-	-	86.8	57.7

	For the six-month period ended June 30							
	Health		Finance		Non-core		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	69.5	50.5	22.5	30.0	-	-	92.0	80.5
Direct costs	10.8	8.9	1.7	4.2	(0.2)	(0.2)	12.3	12.9
Gross margin	58.7	41.6	20.8	25.8	0.2	0.2	79.7	67.6
EBITDA[1]	16.6	9.6	2.8	5.4	0.5	0.5	19.9	15.5
Goodwill, as at June 30	76.6	47.0	10.2	10.7	-	-	86.8	57.7

[1] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income from continuing operations before depreciation, amortization of intangible assets, interest, losses on sale of assets, gains and losses on foreign exchange and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies. Both segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

In millions of Canadian dollars, except per share data (unaudited)

9. Operating segment information (continued)

Geographic information

The table below sets out certain geographic information relative to the Company's revenue:

	For the three-month period ended June 30				For the six-month period ended June 30			
Revenue		2007		2006		2007		2006
Canada	43.7	94%	38.3	95%	86.0	93%	76.0	94%
United States	2.2	5%	1.9	5%	5.2	6%	4.5	6%
Other countries	0.4	1%	-	-%	0.8	1%	-	-%
Total	46.3	100%	40.2	100%	92.0	100%	80.5	100%

10. Guarantees

In the normal course of business, the Company enters into agreements that may contain features that meet the Accounting Guideline AcG-14 Disclosure of Guarantees definition of a guarantee. These guarantees or indemnities are entered into when the Company disposes of a business, sells or licenses its software or services and other transactions.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company usually provides certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at June 30, 2007, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $70.3 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made before various dates, the last of which is July 1, 2008, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. An amount of $0.7 million has been accrued on the consolidated balance sheet as at June 30, 2007 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

Other indemnification agreements

In addition, the Company provides indemnities to other parties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the other parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the other parties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay other parties. While some of the agreements specify a maximum potential exposure based on fees paid by other parties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the six-month period ended June 30, 2007. Historically, the Company has not made any significant payments under such indemnification agreements.

In millions of Canadian dollars, except per share data (unaudited)

11. Subsequent events

Acquisition of Unikoan Inc.

On July 3, 2007, the Company acquired all the issued and outstanding shares of Unikoan Inc. (Unikoan) for cash consideration of $15.3 million. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to professional fees. Further consideration of up to $30.0 million may be payable: $2.0 million contingent upon the integration of certain Emergis software applications to those of the customers of Unikoan before June 2008 and $28.0 million contingent upon Unikoan achieving significant increases in profitability each year over a period of four years. The achievement of the annual profitability targets will trigger additional payments up to maximums of $3.0 million in July 2008, $5.0 million in July 2009, $10.0 million in July 2010 and $10.0 million in July 2011. Unikoan, based in Toronto, is a consulting, development and managed services organization specializing in electronic health record applications.

Acquisition of Informatique Demers, Lambert, Desrochers inc.

On August 1, 2007, the Company acquired all the issued and outstanding shares of Informatique Demers, Lambert, Desrochers inc. (DLD) for cash consideration of $11.5 million, subject to closing adjustments. The Company also expects to incur transaction costs in connection with the acquisition, relating mostly to integration costs and professional fees. DLD, based in Quebec City, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

EMERGIS INC.

Management's discussion and analysis of financial condition and results of operations for the six months ended June 30, 2007

This management's discussion and analysis (MD&A) provides our review of the Company's performance and financial condition and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the second quarter of 2007 and 2006, with the MD&A in the 2006 Annual Report including the section on risks and uncertainties, with the audited consolidated financial statements for 2006 and the notes thereto in the 2006 Annual Report filed on the SEDAR website at www.sedar.com and available on our website at www.emergis.com. The risk factors set out in the MD&A in our 2006 Annual Report and in our 2006 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking information

Certain information in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this MD&A describes our expectations as at August 2, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, amongst others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, our ability to deliver development and implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, complexities and timing of signing large customer contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid pace of change, the limited time to capitalize on market opportunities, competition, pricing pressures, fluctuations in our operating results, business dispositions, our ability to make and integrate acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this MD&A, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. One of these major customer contracts represents slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of new contracts. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in our 2006 Annual Report and to our 2006 Annual Information Form (risks and uncertainties) filed with the Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS OUR EXPECTATIONS AS AT AUGUST 2, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, WE EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Definitions

Recurring revenue: Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, cash management, electronic processing and registration of loan documents, and electronic document exchange. Recurring revenue also includes hardware sales related to our Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, pharmacy software license fees, fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees, and interest earned on amounts held on behalf of customers and third parties. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Deployment and consulting revenue: Deployment revenue includes fees for professional services related to the development of our solutions and the implementation, installation and integration of our solutions and those of our partners for their customers. Deployment revenue also includes hardware sales, excluding those related to our Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, and one-time software and patent license fees. Consulting revenue includes fees for management and information technology consulting services to health care providers.

Our revenue recognition policy is disclosed in Note 2 to our 2006 consolidated financial statements found in the 2006 Annual Report.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets and asset write-downs, the recognition and write-down of future income tax assets and liabilities, and tax rate adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. We define it as net income from continuing operations before depreciation, amortization of intangible assets, interest, losses on sale of assets, gains and losses on foreign exchange and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items on the consolidated statements of earnings.

We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations.

Financial highlights

Consolidated statements of earnings

Three months ended June 30, 2007 compared to the three months ended June 30, 2006

Total revenue was $46.3 million in 2007 compared to $40.2 million in 2006 due to higher Health revenue, partially offset by lower Finance revenue.

Health revenue grew 37% from $25.6 million in 2006 to $35.0 million in 2007 mainly due to the acquisitions of Dinmar Consulting Inc. (Dinmar) and FrontLine Solutions Inc. (FrontLine), and to organic growth throughout our Health operations.

Finance revenue decreased 23% from $14.6 million in 2006 to $11.3 million in 2007 mainly due to the sale of our lien registration operations in December 2006, the termination of a legacy solution within our Assure Pay Remittance (bill remittance) portfolio, and a decline in revenue related to our managed services.

EBITDA increased to $10.4 million in 2007 from $7.8 million in 2006 principally due to acquisitions and organic growth in our Health segment. This increase was partly mitigated by the sale of our lien registration operations and higher development costs related to our Assure Pay Remittance (bill remittance) portfolio.

Net income from continuing operations was $6.9 million or $0.08 per share in 2007 compared to $3.2 million or $0.03 per share in 2006. This improvement was mainly due to an increase in EBITDA, a gain on foreign exchange, and lower depreciation and amortization.

Total net income decreased to $6.9 million or $0.08 per share in 2007 from $10.2 million or $0.11 per share in 2006 mainly due to the absence in 2007 of net income from discontinued operations totalling $7.0 million present in 2006, partly offset by higher net income from continuing operations.

Six months ended June 30, 2007 compared to the six months ended June 30, 2006

Total revenue was $92.0 million in 2007 compared to $80.5 million in 2006 due to higher Health revenue, partially offset by lower Finance revenue.

Health revenue grew 38% from $50.5 million in 2006 to $69.5 million in 2007 mainly due to the acquisitions of Dinmar and FrontLine, and to organic growth throughout our Health operations.

Finance revenue decreased 25% from $30.0 million in 2006 to $22.5 million in 2007 mainly due to the sale of our lien registration operations in December 2006, the expiry of a transition services agreement related to the webdox bill presentment solution, lower revenue from our Assure Data Exchange (electronic document exchange) solution, and lower professional services related to our Visa Commerce activities.

EBITDA increased to $19.9 million in 2007 from $15.5 million in 2006 principally due to acquisitions, organic growth, and cost containment efforts in our Health segment. Health EBITDA growth was mitigated by higher development costs related to our Assure Pay Remittance (bill remittance) portfolio, the sale of our lien registration operations, the expiry of a transition services agreement related to the webdox bill presentment solution, and lower contribution from our Assure Data Exchange (electronic document exchange) solution.

Net income from continuing operations improved to $12.3 million or $0.13 per share on a fully diluted basis in 2007 from $6.9 million or $0.07 per share in 2006 due to an increase in EBITDA, lower depreciation and amortization, and a gain on foreign exchange. This improvement was partly offset by higher income tax expenses.

Total net income decreased to $12.3 million or $0.13 per share on a fully diluted basis in 2007 from $13.9 million or $0.15 per share in 2006 mainly due to the absence in 2007 of net income from discontinued operations totalling $7.0 million present in 2006, partially offset by higher net income from continuing operations.

Consolidated balance sheets

June 30, 2007 compared to December 31, 2006

Cash, cash equivalents and temporary investments on hand increased from $99.7 million at December 31, 2006 to $104.0 million at June 30, 2007 mainly due to earnings from operating activities. This improvement was partly offset by employee incentive plan payments for 2006, the repayment of long-term debt, and the purchase of capital assets.

Our balance sheet reflects a current ratio (ratio of current assets to current liabilities) of 3.1 times at June 30, 2007, compared to 3.0 times at December 31, 2006, and positive working capital of $93.0 million compared to $90.9 million in 2006. The increase in current assets from $135.4 million in 2006 to $137.6 million in 2007 is mainly attributable to the change in cash, cash equivalents and temporary investments noted above. This increase was partly offset by lower prepaid expenses and accounts receivable. Current liabilities of $44.6 million in 2007 remained relatively unchanged from 2006.

Consolidated statements of cash flows

Three months ended June 30, 2007 compared to the three months ended June 30, 2006

Cash flows from operating activities increased to $11.7 million in 2007 from $9.2 million in 2006 mainly due to improved earnings from operations and lower working capital requirements, including decreased disbursements related to past restructuring initiatives. This increase was partly offset by deferred development costs in 2007 and an increase in deferred charges.

Cash flows from investing activities of $34.1 million in 2007 were mainly attributable to temporary investments of $34.9 million which matured in the current period. In 2006, cash inflows of $22.4 million were principally due to the maturity of temporary investments of $19.9 million and cash received as a price adjustment on the sale of our U.S. Health operations in 2004, partly offset by the acquisition of the pharmacy management services business of FrontLine.

In 2007, cash flows used in financing activities resulted in a net outflow of $1.0 million mainly due to the repayment of long-term debt. In 2006, funds used in financing activities amounted to $5.0 million due to the cost of shares repurchased under a normal course issuer bid (NCIB) and the repayment of long-term debt.

Six months ended June 30, 2007 compared to the six months ended June 30, 2006

Cash flows from operating activities increased to $8.7 million in 2007 from $3.9 million in 2006 mainly due to improved earnings from operations and lower working capital requirements, including decreased disbursements related to past restructuring initiatives. This increase was partly offset by deferred development costs in 2007 and an increase in deferred charges.

Cash flows from investing activities of $68.2 million in 2007 were mainly attributable to temporary investments of $69.5 million which matured in the current period. In 2006, cash inflows of $60.3 million were principally due to the maturity of temporary investments of $59.8 million and cash received as a price adjustment on the sale of our U.S. Health operations in 2004, partly offset by the acquisition of the pharmacy management services business of FrontLine.

In 2007, cash flows used in financing activities resulted in a net outflow of $2.6 million mainly due to the repayment of long-term debt. In 2006, funds used in financing activities amounted to $6.6 million due to the cost of shares repurchased under an NCIB and the repayment of long-term debt.

Corporate highlights

Normal course issuer bids

We initiated a third NCIB effective March 2, 2007 which will terminate on or before February 29, 2008. Purchases made pursuant to the bid are not to exceed 5,560,000 common shares, representing approximately 10% of the public float as at February 21, 2007. The common shares acquired pursuant to the bid will be cancelled. As at August 2, 2007, no common shares had been repurchased under this bid.

Results of operations

Revenue for the quarter

Revenue by customer segment

Three months ended June 30, 2007 compared to the three months ended June 30, 2006

	2007				2006			
	Recurring	Deployment and Consulting	Total	% of total	Recurring	Deployment and Consulting	Total	% of total
Health	27.6	7.4	35.0	76	23.6	2.0	25.6	64
Finance	10.4	0.9	11.3	24	12.8	1.8	14.6	36
Total	38.0	8.3	46.3	100	36.4	3.8	40.2	100

Total revenue generated in 2007 was $46.3 million compared to $40.2 million in 2006 due to higher Health revenue, partially offset by lower Finance revenue. The increase in recurring revenue from $36.4 million in 2006 to $38.0 million in 2007 was also attributable to higher Health revenue, partially offset by lower Finance revenue.

U.S.-sourced revenue amounted to 5% of total revenue for both 2006 and 2007. The increase attributable to our Assure Electronic Health Record (EHR) revenue was offset by the expiry of a transition services contract and lower professional services related to our Visa Commerce activities.

Health: Health revenue grew 37% from $25.6 million in 2006 to $35.0 million in 2007 mainly due to the acquisitions of Dinmar and FrontLine, and to organic growth throughout our Health operations. Recurring revenue represented 79% of total Health revenue compared to 92% in 2006. Deployment and consulting revenue increased $5.4 million mainly due to an increase in professional services and license revenue from the acquisition of Dinmar and higher professional services revenue from our Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions.

Finance: Finance revenue decreased 23% from $14.6 million in 2006 to $11.3 million in 2007 mainly due to the sale of our lien registration operations in December 2006, the termination of a legacy solution within our Assure Pay Remittance (bill remittance) portfolio, and a decline in revenue related to our managed services. Recurring revenue represented 92% of total Finance revenue compared to 88% in 2006. Deployment and consulting revenue decreased by $0.9 million principally due to lower professional services related to our Assure Data Exchange (electronic document exchange) solution, Visa Commerce activities, and managed services.

Revenue for the year-to-date

Revenue by customer segment

Six months ended June 30, 2007 compared to the six months ended June 30, 2006

	2007				2006			
	Recurring	Deployment and Consulting	Total	% of total	Recurring	Deployment and Consulting	Total	% of total
Health	54.3	15.2	69.5	76	47.3	3.2	50.5	63
Finance	19.6	2.9	22.5	24	25.8	4.2	30.0	37
Total	73.9	18.1	92.0	100	73.1	7.4	80.5	100

Total revenue generated in 2007 was $92.0 million compared to $80.5 million in 2006 due to higher Health revenue, partially offset by lower Finance revenue. The increase in recurring revenue from $73.1 million in 2006 to $73.9 million in 2007 was also attributable to higher Health revenue, partially offset by lower Finance revenue.

U.S.-sourced revenue amounted to 6% of total revenue for both 2006 and 2007. The increase attributable to our Assure EHR revenue was offset by lower professional services revenue related to our Visa Commerce activities and the expiry of a transition services contract.

Health: Health revenue grew 38% from $50.5 million in 2006 to $69.5 million in 2007 mainly due to the acquisitions of Dinmar and FrontLine, and to organic growth throughout our Health operations. Recurring revenue represented 78% of total Health revenue compared to 94% in 2006. Deployment and consulting revenue increased $12.0 million mainly due to an increase in license and professional services revenue, including that from the acquisition of Dinmar, our Drug Information System (DIS) activities, our Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, and our Assure Security activities.

Finance: Finance revenue decreased 25% from $30.0 million in 2006 to $22.5 million in 2007 mainly due to the sale of our lien registration operations in December 2006, the expiry of a transition services agreement related to the webdox bill presentment solution, lower revenue from our Assure Data Exchange (electronic document exchange) solution, and lower professional services related to our Visa Commerce activities. Recurring revenue represented 87% of total Finance revenue compared to 86% in 2006. Deployment and consulting revenue decreased by $1.3 million principally due to lower professional services related our Visa Commerce and Assure Data Exchange (electronic document exchange) activities.

Direct costs and gross margin

Three months ended June 30, 2007 compared to the three months ended June 30, 2006

	Health		Finance		Non-core		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	35.0	25.6	11.3	14.6	-	-	46.3	40.2
Direct costs	5.5	4.2	1.0	2.4	(0.1)	(0.1)	6.4	6.5
Gross margin	29.5	21.4	10.3	12.2	0.1	0.1	39.9	33.7
Gross margin %	84%	84%	91%	84%	-	-	86%	84%

Six months ended June 30, 2007 compared to the six months ended June, 30 2006

	Health		Finance		Non-core		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	69.5	50.5	22.5	30.0	-	-	92.0	80.5
Direct costs	10.8	8.9	1.7	4.2	(0.2)	(0.2)	12.3	12.9
Gross margin	58.7	41.6	20.8	25.8	0.2	0.2	79.7	67.6
Gross margin %	84%	82%	92%	86%	-	-	87%	84%

Direct costs include telecommunications costs relating to services provided to customers, the cost of products or services purchased specifically for customer projects, royalties payable to third parties pertaining to certain products and personnel costs for the installation and integration of specific customer projects directly related to revenue.

Health: For the quarter, the 2007 gross margin in the Health segment was similar to that of 2006. Organic growth from our Assure Claims Drug (drug claims adjudication) solution, Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, and Assure Security activities, coupled with our continuing cost containment activities, was offset by higher direct costs associated with our Assure EHR consulting business. For the year-to-date, the increase in Health gross margin from 82% to 84% was mainly due to organic growth in our Assure Claims Drug (drug claims adjudication) activities, DIS activities, Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, and Assure Security activities, coupled with our continuing cost containment activities. This increase was partly offset by higher direct costs associated with our Assure EHR consulting business.

Finance: For the quarter, the increase in Finance gross margin from 84% to 91% was principally attributable to the sale of our lien registration operations, which had a lower gross margin, partly offset by the termination of a legacy solution within our Assure Pay Remittance (bill remittance) portfolio and lower revenue from our managed services. For the year-to-date, the increase in Finance gross margin from 86% to 92% was mainly due to the sale of our lien registration operations, partly offset by the expiry of a transition services contract, lower revenue from our Assure Data Exchange (electronic document exchange) solution, and lower Visa Commerce activity.

Operating expenses

Three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006

	Three-month period ended June 30				Six-month period ended June 30			
	2007		2006		2007		2006	
		% of revenue		% of revenue		% of revenue		% of revenue
Operations	**11.1**	**24**	10.0	25	**21.9**	**24**	20.8	26
Sales and marketing	**5.8**	**13**	4.3	11	**11.5**	**12**	8.8	11
Research and development	**6.5**	**14**	6.4	16	**14.4**	**16**	13.2	16
General and administrative	**6.1**	**13**	5.2	13	**12.0**	**13**	9.3	12
Total	**29.5**	**64**	25.9	65	**59.8**	**65**	52.1	65
Employees - end of quarter	**978**		847		**978**		847	

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, telecommunications costs, and facilities costs. Expenses have increased for the quarter and year-to-date mainly due to higher staff costs related to our Assure Claims Drug (drug claims adjudication) and Assure Security solutions, coupled with the impact of acquisitions. On a year-to-date basis, these increases were mitigated by our cost containment activities, which included the consolidation of our Assure Claims Network (claims transport) operations in 2006, the reduction of telecommunications costs, and the elimination of costs related to the expiry of transition service contracts.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as consulting, promotional, trade show and other expenses related to the development of current and future solutions. For the quarter and year-to-date, expenses have increased principally due to the acquisition of Dinmar, higher staff costs, and higher trade show and promotional costs.

Research and development: Research and development (R&D) expenses consist largely of personnel-related and consulting costs associated with the development of new solutions and the enhancement and maintenance of existing solutions. Expenses have increased for the quarter mainly due to the acquisition of Dinmar and to additional costs related to our Assure Pay Remittance (bill remittance) activities. This increase was partially offset by the deferral in 2007 of expenses related to our dental claims adjudication engine, a decline in Visa Commerce activities, and the expiry of a transition services agreement related to the webdox bill presentment solution. For the year-to-date, expenses increased mainly due to the acquisition of Dinmar and higher costs related to DIS and Assure Pay Remittance (bill remittance) activities. This increase was partly offset by (i) the deferral in 2007 of expenses related to our dental claims adjudication engine, (ii) the absence in 2007 of development activity related to a medical claims adjudication solution, (iii) the expiry of a transition services agreement related to the webdox bill presentment solution, (iv) the decline in Visa Commerce activity, and (v) the consolidation of our Assure Claims Network (claims transport) solutions in 2006.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. Expenses have increased for the quarter mainly due to the acquisition of Dinmar, higher professional fees, and compensation-related expenses. For the year-to-date, expenses have increased principally due to the acquisition of Dinmar, compensation-related expenses, higher professional fees, and the absence in 2007 of the settlement of a dispute with an existing Assure Data Exchange (electronic document exchange) customer which resulted in a net accrual reversal of $0.5 million in 2006.

Workforce: Total employees increased from 847 as at June 30, 2006 to 978 as at June 30, 2007. This increase was mainly due to the addition of 89 employees as a result of the acquisition of Dinmar, coupled with additional employees for our DIS initiative with the Province of Newfoundland and Labrador and our project with the Ontario Ministry of Health and Long-term Care to manage the processing of Drug Benefit Program claims.

EBITDA

Three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006

	Three-month period ended June 30				Six-month period ended June 30			
	2007		2006		2007		2006	
	$	Margin %	$	Margin %	$	Margin %	$	Margin %
Health	8.4	24	5.3	21	16.6	24	9.6	19
Finance	1.8	16	2.2	15	2.8	12	5.4	18
Total Core	10.2	22	7.5	19	19.4	21	15.0	19
Non-core	0.2		0.3		0.5		0.5	
Total	10.4	22	7.8	19	19.9	22	15.5	19

Health: For the quarter, Health EBITDA improved by $3.1 million compared to 2006 principally due to the acquisitions of Dinmar and FrontLine, organic growth in our Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, and organic growth in our Assure Claims Drug (drug claims adjudication) portfolio. For the year-to-date, Health EBITDA improved by $7.0 million mainly due to the aforementioned acquisitions and organic growth, coupled with cost containment activities. For both the quarter and year-to-date, these increases were partly offset by the proportion of general, administrative, and other overhead expenses allocated to our Health segment relative to our Finance segment.

Finance: For the quarter, Finance EBITDA declined by $0.4 million as a result of the sale of our lien registration solution and higher development costs related to our Assure Pay Remittance (bill remittance) portfolio. For the year-to-date, Finance EBITDA decreased by $2.6 mainly due to higher development costs related to our Assure Pay Remittance (bill remittance) portfolio, the sale of our lien registration operations, the expiry of a transition services agreement related to the webdox bill presentment solution, and a decrease in contribution from our Assure Data Exchange (electronic document exchange) solution. For both the quarter and year-to-date, this EBITDA decline was mitigated by a decrease in the proportion of general, administrative and other overhead expenses allocated to our Finance segment relative to our Health segment

Non-core: Non-core EBITDA was due to a reduction in direct and operations costs resulting from the reversal of certain tax provisions.

Other expenses

Three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006

	Three-month period ended June 30		Six-month period ended June 30	
	2007	2006	2007	2006
Total EBITDA before under-noted items	**10.4**	7.8	**19.9**	15.5
Depreciation	**1.8**	2.0	**3.6**	4.1
Amortization of intangible assets	**2.3**	2.5	**4.5**	4.9
Interest income	**(0.9)**	(1.2)	**(1.9)**	(2.2)
Interest on long-term debt	**0.2**	0.3	**0.4**	0.5
Loss on sale of assets	**-**	-	**-**	0.1
(Gain) loss on foreign exchange	**(0.5)**	0.1	**(0.5)**	0.1
Income from continuing operations before income taxes	**7.5**	4.1	**13.8**	8.0
Income taxes	**0.6**	0.9	**1.5**	1.1
Net income from continuing operations	**6.9**	3.2	**12.3**	6.9
Net income from discontinued operations, net of income taxes	**-**	7.0	**-**	7.0
Net income	**6.9**	10.2	**12.3**	13.9
Basic earnings per share from continuing operations	**0.08**	0.03	**0.14**	0.07
Diluted earnings per share from continuing operations	**0.08**	0.03	**0.13**	0.07
Basic and diluted earnings per share from discontinued operations	**-**	0.08	**-**	0.08
Basic earnings per share	**0.08**	0.11	**0.14**	0.15
Diluted earnings per share	**0.08**	0.11	**0.13**	0.15

Depreciation: For the quarter and year-to-date, depreciation expense decreased as a result of the diminishing balance of our capital asset pool.

Amortization of intangible assets: For the quarter and year-to-date, amortization of intangibles decreased mainly due to certain intangibles becoming fully amortized, partially offset by the amortization of acquired technology and customer relationships related to the acquisition of Dinmar and the amortization of customer relationships from the acquisition of FrontLine.

(Gain) loss on foreign exchange: For the quarter and year-to-date, we generated a gain of $0.5 million through operations.

Income taxes: The Company is not in a tax paying position. We have therefore included in income taxes an offset to scientific research and experimental development (SR&ED) tax credits because the Company does not actually receive the cash benefit of SR&ED credits recorded on the R&D line of operating expenses. These offsets are recorded to a current income tax provision as opposed to a future income tax asset, since we have not met the "more likely than not" accounting criterion.

Income taxes decreased for the quarter mainly due to lower offsets to SR&ED credits, partly offset by the drawdown of the future income tax asset recorded in 2006 upon amalgamation of certain subsidiaries. For the year-to-date, income taxes increased due to higher offsets to SR&ED credits, coupled with the drawdown of the future income tax asset recorded in 2006 mentioned above.

Net income from continuing operations:

Net income from continuing operations for the quarter was $6.9 million or $0.08 per share in 2007 compared to $3.2 million or $0.03 per share in 2006. This improvement was mainly due to an increase in EBITDA, a gain on foreign exchange, and lower depreciation and amortization.

Net income from continuing operations on a year-to-date basis improved to $12.3 million or $0.13 per share on a fully diluted basis in 2007 from $6.9 million or $0.07 per share in 2006 due to an increase in EBITDA, lower depreciation and amortization, and a gain on foreign exchange. This improvement was partly offset by higher income tax expenses.

Net income

For the quarter, total net income decreased to $6.9 million or $0.08 per share in 2007 from $10.2 million or $0.11 per share in 2006. For the year-to-date, total net income decreased to $12.3 million or $0.13 per share on a fully diluted basis in 2007 from $13.9 million or $0.15 per share in 2006. Both decreases were mainly due to the absence in 2007 of net income from discontinued operations totalling $7.0 million present in 2006, partly offset by higher net income from continuing operations.

Liquidity and capital resources

The table below sets forth a summary of cash flow activity and should be read in conjunction with our interim unaudited consolidated statements of cash flows.

Three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006

	Three-month period ended June 30		Six-month period ended June 30	
	2007	2006	**2007**	2006
Cash flows from operating activities	**11.7**	9.2	**8.7**	3.9
Cash flows from investing activities	**34.1**	22.4	**68.2**	60.3
Cash flows used in financing activities	**(1.0)**	(5.0)	**(2.6)**	(6.6)
Other	**(0.5)**	(0.2)	**(0.5)**	(0.2)
Increase in cash position	**44.3**	26.4	**73.8**	57.4
Cash and cash equivalents, beginning of period	**59.7**	108.1	**30.2**	77.1
Cash and cash equivalents, end of period	**104.0**	134.5	**104.0**	134.5
Temporary investments, end of period	**-**	-	**-**	-
Cash, cash equivalents and temporary investments, end of period	**104.0**	134.5	**104.0**	134.5

Cash, cash equivalents and temporary investments decreased to $104.0 million as at June 30, 2007 from $134.5 million as at June 30, 2006 mainly due to the funding of acquisitions, repurchase of common shares pursuant to an NCIB, purchase of capital assets, and repayment of long-term debt. This decrease was partly offset by higher earnings from operating activities.

We had access to lines of credit totaling $8.0 million at June 30, 2007 ($8.0 million at December 31, 2006). At June 30, 2007, an amount of $5.5 million ($5.0 million at December 31, 2006), representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

Operating activities

Cash flows from operating activities for the quarter increased to $11.7 million in 2007 from $9.2 million in 2006 mainly due to improved earnings from operations and lower working capital requirements, including decreased disbursements related to past restructuring initiatives. This increase was partly offset by deferred development costs in 2007 and an increase in deferred charges. Cash outflows related to past restructuring initiatives decreased to $0.3 million in 2007 from $1.8 million in 2006.

On a year-to-date basis, cash flows from operating activities increased to $8.7 million in 2007 from $3.9 million in 2006 mainly due to improved earnings from operations and lower working capital requirements, including decreased disbursements related to past restructuring initiatives. This increase was partly offset by deferred development costs in 2007 and an increase in deferred charges. Cash outflows related to past restructuring initiatives decreased to $0.7 million in 2007 from $2.9 million in 2006.

Investing activities

For the quarter, cash flows from investing activities of $34.1 million in 2007 were mainly attributable to temporary investments of $34.9 million which matured in the current period. In 2006, cash inflows of $22.4 million were principally due to the maturity of temporary investments of $19.9 million and cash received as a price adjustment on the sale of our U.S. Health operations in 2004, partly offset by the acquisition of the pharmacy management services business of FrontLine.

For the year-to-date, cash flows from investing activities of $68.2 million in 2007 were mainly attributable to temporary investments of $69.5 million which matured in the current period. In 2006, cash inflows of $60.3 million were principally due to the maturity of temporary investments of $59.8 million and cash received as a price adjustment on the sale of our U.S. Health operations in 2004, partly offset by the acquisition of the pharmacy management services business of FrontLine.

Financing activities

In 2007, cash flows used in financing activities for the quarter resulted in a net outflow of $1.0 million mainly due to the repayment of long-term debt. In 2006, funds used in financing activities amounted to $5.0 million due to the cost of shares repurchased under an NCIB and the repayment of long-term debt.

For the year-to-date, cash flows used in financing activities in 2007 resulted in a net outflow of $2.6 million mainly due to the repayment of long-term debt. In 2006, funds used in financing activities amounted to $6.6 million due to the cost of shares repurchased under an NCIB and the repayment of long-term debt.

Financial instruments

Our principal financial instruments included cash and cash equivalents, temporary investments, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries fixed rates of interest and consists mainly of capital leases.

Off-balance sheet arrangements

In the context of business dispositions or the sale of assets, we usually provide certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at June 30, 2007, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $70.3 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made before various dates, the last of which is July 1, 2008, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. An amount of $0.7 million has been accrued on the consolidated balance sheet as at June 30, 2007 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

Acting as a paying agent, we had $79.1 million in funds in transit as at June 30, 2007 ($79.2 million as at December 31, 2006) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf and which are payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to us and are held in trust.

Outstanding securities

As at August 2, 2007, we had 90,210,689 common shares outstanding and 2,408,946 options granted. The options are exercisable on a one-for-one basis into common shares.

Additional Information

MultiPlan complaint: In April 2005, MultiPlan, Inc., the purchaser of our former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan Inc. has advised us that it has settled these hospital claims for an amount of US$750,000. In July 2005, we filed a motion to dismiss certain claims in the complaint. This motion was substantially granted by the court on June 11, 2007 and a number of claims were dismissed. However, the court granted Multiplan Inc. the right to file an amended complaint to correct, if possible, the deficiencies highlighted in the court judgement regarding these claims. An amended complaint was filed July 20, 2007. No new facts have been alleged. We intend to file by August 20, 2007 a motion to dismiss these claims in the amended complaint. We remain of the view that the allegations are without merit and are taking all appropriate actions to vigorously defend our position.

Subsequent events

Acquisition of Unikoan Inc.: On July 3, 2007, we acquired all the issued and outstanding shares of Unikoan Inc. (Unikoan) for cash consideration of $15.3 million. We also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to professional fees. Further consideration of up to $30.0 million may be payable: $2.0 million contingent upon the integration of certain Emergis software applications to those of the customers of Unikoan before June 2008 and $28.0 million contingent upon Unikoan achieving significant increases in profitability each year over a period of four years. The achievement of the annual profitability targets will trigger additional payments up to maximums of $3.0 million in July 2008, $5.0 million in July 2009, $10.0 million in July 2010 and $10.0 million in July 2011. Unikoan, based in Toronto, is a consulting, development and managed services organization specializing in EHR applications.

Acquisition of Informatique Demers, Lambert, Desrochers inc.: On July 31, 2007, we acquired all the issued and outstanding shares of Informatique Demers, Lambert, Desrochers inc. (DLD) for cash consideration of $11.5 million, subject to closing adjustments. We also expect to incur transaction costs in connection with the acquisition, relating mostly to integration costs and professional fees. DLD, based in Quebec City, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2006 consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgement which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement and are based on factors that are highly uncertain.

Our significant accounting policies, except for recently adopted accounting policies noted below, remain substantially unchanged and are herein incorporated by reference to our 2006 consolidated financial statements.

Recently adopted accounting policies

Financial Instruments

On January 1, 2007, we adopted Section 3855 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Financial Instruments - Recognition and Measurement. It establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and at which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. Upon the adoption of this section, cash equivalents and temporary investments have been classified as held-for-trading and are measured at fair value. Gains and losses related to periodical revaluations will be recorded in net income. As at December 31, 2006, the cash equivalents and temporary investments had a carrying value equal to their fair value, therefore no adjustment to the opening retained earnings balance was required. All other financial instruments have been accounted for at amortized cost.

Comprehensive Income

On January 1, 2007, we adopted Section 1530 of the CICA Handbook, Comprehensive Income. It establishes standards for reporting and display of comprehensive income. Comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owner sources. Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative statements have been adjusted to reflect application of this section for changes in the balances of foreign currency translation of self-sustaining foreign operations.

Equity

On January 1, 2007, we adopted Section 3251 of the CICA Handbook, Equity, replacing Section 3250, Surplus. It describes standards for the presentation of equity and changes in equity as a result of the application of Section 1530, Comprehensive Income.

Hedges

On January 1, 2007, we adopted Section 3865 of the CICA Handbook, Hedges. It includes and replaces the guidance on hedging relationships that was previously contained in AcG-13, mostly those relating to the designation of hedging relationships and its documentation. The new standard specifies how to apply hedge accounting and which information has to be disclosed by the entity. The adoption of this section had no impact on our consolidated financial statements.

Outlook

For 2007, we continue to target improvements in revenue, EBITDA and earnings from continuing operations compared to 2006. Targeted 2007 EPS from continuing operations is also expected to reflect an improvement resulting from fewer common shares outstanding due to the share buy-back programs undertaken in 2006. Recently completed acquisitions of Unikoan and DLD are also expected to make positive contributions to both revenue and EBITDA in the second half of the year.

Revenue is targeted to grow organically in 2007 as a result of continued growth in existing Health operations and progress in our plans to generate revenue from markets in the public health sector. In addition to their full year impact in 2007, acquisitions completed in 2006 in the EHR and pharmacy management services areas are also expected to generate organic growth in both revenue and EBITDA, as will those completed in 2007.

Overall revenue growth is expected to be mitigated by lower Finance revenue, reflecting lower revenue from the Visa Commerce initiative which ended mid-2007, and from our lien registration solution which was sold at the end of 2006, partly offset by growth in certain other areas of the sector, primarily in our mortgage document processing solution and our tax filing and payment solution.

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www.emergis.com


Emergis

EMERGIS INC.

ANNUAL INFORMATION FORM

for the year ended
December 31, 2006

February 21, 2007

Unless otherwise indicated, the information contained in this annual information form is given as at December 31, 2006

TABLE OF CONTENTS

All dollar amounts in this document refer to Canadian dollars, unless otherwise stated.

ITEM 1. CORPORATE STRUCTURE

1.1 Name and Incorporation

Emergis Inc. was incorporated under the *Canada Business Corporations Act* on December 11, 1986.[1] Its head office and registered office is located at 1000 de Serigny, Suite 600, Longueuil, Québec, Canada, J4K 5B1. We also have offices in various other locations in Canada, including principally the Toronto and Ottawa areas, Ontario, Mont-Saint-Hilaire, Québec, and Calgary, Alberta.

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. We develop and manage solutions that automate transactions and the secure exchange of information to increase the process efficiency and quality of service of our customers. We have expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, we deliver our solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries, and 2,900 pharmacies. Our electronic health record solutions are also delivered in the U.S. and Australia.

The authorized capital of Emergis consists of an unlimited number of common shares without nominal value (the "Shares"), of which 89,689,224 Shares were issued and outstanding as at December 31, 2006[2], and an unlimited number of preferred shares issuable in series, none of which are issued.

Our Shares are listed on the Toronto Stock Exchange (TSX: EME) and are included in the S&P/TSX Composite Index.

Emergis Inc. and its subsidiaries are referred to herein collectively as "Emergis", "we", "us" or the "Company".

1.2 Intercorporate Relationships

As at December 31, 2006, we had three operating subsidiaries: Dinmar (US) Inc., Emergis Technologies, Inc. and Can-Act Payment Services Inc.

Dinmar (US) Inc. provides health information software solutions to health care providers. Dinmar (US) Inc. is a wholly owned subsidiary of Emergis Technologies, Inc. and was

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[1] Our Articles of Incorporation were amended on June 2, 1987, October 13, 1987, October 17, 1988, November 10, 1988, May 22, 1991, December 9, 1991, January 19, 1994, January 21, 1999, May 15, 2000, June 11, 2002 and December 1, 2004, to delete private company restrictions, to increase the minimum number of directors, to amend and consolidate our capital, to change our name and the location of our registered office, to permit our directors to fill vacancies on our Board of Directors, to allow our annual meeting of shareholders to be held outside of Canada and to further change our name. On October 29, 1991, we amalgamated with a wholly owned subsidiary, 172927 Canada Inc. On August 29, 1998, we amalgamated with two other wholly owned subsidiaries, MPACT Immedia Inc. and Information Service Dissemination Network Limited and on January 21, 1999, we, until then known as MPACT Immedia Corporation, changed our name to BCE Emergis Inc. and on December 1, 2004, changed our name to Emergis Inc. On January 1, 2000, we amalgamated with two other wholly owned subsidiaries, Assure Health Inc. and SNS/Assure Corp.

[2] Does not include 591,715 common shares to be issued in March 2007 in connection with the acquisition of Dinmar, pending any claims for indemnification.

incorporated under the laws of the State of Delaware. Dinmar (US) Inc. was formerly a subsidiary of Dinmar Consulting Inc. ("Dinmar"). Subsequent to the acquisition of Dinmar by Emergis, Dinmar was wound-up into Emergis and the shares of Dinmar (US) Inc. were transferred to Emergis Technologies, Inc.

In addition to its ownership of Dinmar (US) Inc., Emergis Technologies, Inc. provides payment solutions in the United States. Emergis Technologies, Inc. is a wholly owned subsidiary of Emergis Inc. and was incorporated under the laws of the State of Delaware.

Can-Act Payment Services Inc. provides tax filing and payment solutions. Can-Act Payment Services Inc. is a wholly owned subsidiary of Emergis Inc. and was incorporated under the *Canada Business Corporations Act.*

1.3 Caution Regarding Forward-Looking Information

Certain information in this Annual Information Form, in our annual report to shareholders, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Annual Information Form describes our expectations as at February 21, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, our ability to deliver development and implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, complexities and timing of signing large customer contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid pace of change, the limited time available to capitalize on market opportunities, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully

consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this Annual Information Form, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. One of these major customer contracts represents slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of new contracts. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to Section 3.15 – "Risks and Uncertainties" in this Annual Information Form.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT FEBRUARY 21, 2007 AND ACCORDINGLY IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 History of the Corporation

The following are the key events in the development of Emergis:

(1) Incorporation of MPACT Immedia Inc.

In September 1988, MPACT Immedia Inc. was incorporated to provide electronic messaging services and in May, 1991, the shares of MPACT Immedia Inc. were purchased by MPACT Immedia Corporation which was then listed on the Alberta Stock Exchange by way of reverse takeover, and the shares were then listed on The Montreal Stock Exchange. MPACT Immedia Inc. was amalgamated with MPACT Immedia Corporation in August 1998. In January, 1999, MPACT Immedia Corporation changed its name to BCE Emergis Inc. In December 2004, BCE Emergis Inc. changed its name to "Emergis Inc.".

(2) Acquisitions and Dispositions

We have evolved from our origins as an electronic messaging company to become an IT

leader in Canada. In the process, we have established and acquired various subsidiaries and businesses and disposed of certain others.

Our acquisitions include:

- the acquisition in 1998 of the electronic business solutions operations of Bell Canada and certain cash management and electronic bill payment and presentment assets from a Canadian company;

- the acquisitions in 1999 of a provider of electronic mortgage processing services to the Québec market and of a company providing electronic commerce products to the health care industry and the financial services industry (including debit and credit card authorization services, and an electronic document exchange business which we sold in 2000);

- the acquisition in 2000 of a U.S. company ("U.S. Health") operating a preferred provider organization ("PPO") and offering care management services which we sold in 2004;

- the acquisition in 2000 of a U.S. web-based invoicing and payment solutions business ("eInvoicing") which we wound-down and subsequently sold in 2005;

- the acquisition in 2002 of a Canadian bill presentment services ("webdoxs") business which we sold in 2004;

- the acquisition in 2002 of a U.S. business offering mortgage processing and closing tools which we sold in 2005;

- the acquisition in 2004 of a Canadian company offering claims processing systems to payor organizations as well as web-based practice management software and clinical solutions to health care providers;

- various acquisitions in 2004 of Canadian pharmacy management services providers;

- the acquisition in 2005 of a Canadian claims transportation business and a pharmacy management services provider business;

- the acquisition in 2006 of a Canadian pharmacy management services provider; and

- the acquisition in 2006 of a Canadian provider of electronic health record ("EHR") technology solutions and consulting services to health care providers.

Details regarding certain of these acquisitions, as well as other key developments, are set out below.

(3) The Bell Canada Transaction

In 1998, we acquired the electronic business solutions operations of Bell Canada, which

involved connectivity, electronic business technologies and payment solutions. In exchange for the acquisition and a cash payment, we issued to Bell Canada 48.2 million Shares (which were later transferred to BCE Inc. ("BCE")), which represented immediately after such issuance 65% of our issued and outstanding Shares on a fully diluted basis. We also became a preferred supplier to Bell Canada. Through this transaction, we greatly increased our revenue base, broadened our product suite and extended our market reach. Bell Canada also became our majority shareholder and a major distribution channel for our solutions.

BCE sold these Shares by way of a public offering in June 2004 and we entered into a new preferred supplier agreement with Bell Canada (see Section 2.1(8) "Sale of Shares in Emergis by BCE and New Arrangements with Bell Canada").

(4) Acquisition of Ware Solutions

In January 2004, we acquired all of the issued and outstanding shares of WARE Solutions Corporation for cash consideration of $5.0 million. WARE Solutions Corporation offered claims processing systems to payor organizations as well as web-based practice management software and clinical solutions to health care providers.

(5) Sale of Webdoxs Operations

In July 2004, we sold our webdoxs operations to ePost, a subsidiary of Canada Post Corporation, for total consideration of $14.5 million. We received $8.0 million of the consideration at closing, and $1.5 million on December 31, 2004. The remaining amount is receivable in two instalments of $2.5 million, respectively, in December 2007 and 2008. The sale of webdoxs improved our ability to focus on our core strengths and on areas of our business that offer long-term growth opportunities.

(6) Various Acquisitions of Canadian Pharmacy Management Services Providers In 2004

In March 2004, we acquired Gestion InfoPharm Inc. and Tri-Comp Systems Ltd. in two separate transactions. Both companies provided IT management solutions to pharmacies. InfoPharm also provided network solutions to pharmacies. We acquired all of the issued and outstanding shares of Gestion InfoPharm and of Tri-Comp Systems for an aggregate consideration of approximately $18.2 million payable in cash, less amounts withheld pending any post-closing adjustments.

InfoPharm was founded in 1986 and at the time of the acquisition, served over 900 pharmacies in Québec. Tri-Comp Systems was founded in 1983, and at the time of the acquisition, provided pharmacy management software and point of sale systems to approximately 700 pharmacies in British Columbia, Alberta, Saskatchewan and Manitoba.

In October 2004, we purchased certain assets and assumed certain liabilities of QS/1 Data Systems Ltd. and AH Computer Systems (1988) Ltd. for cash consideration of $1.3 million. QS/1 Data Systems Ltd. provided pharmacy management software systems and related services to pharmacies in eastern Canada and AH Computer Systems (1988) Ltd. provided

pharmacy management software systems and related services to pharmacies in Manitoba.

These acquisitions were in line with our strategy to offer more complete solutions to the private and public health care sectors and, in particular, to become a central player in the implementation by the provincial health ministries of drug information systems.

(7) Acquisition and Sale of U.S. Health

In March 2000, we acquired U.S. Health. The acquisition of U.S. Health was intended to permit us to leverage the relationships of U.S. Health with insurance companies to sell our electronic business and Internet expertise and solutions in the United States health market. Our various efforts, however, did not meet the anticipated results and there were limited synergies between these United States operations and the rest of our operations. Therefore, we decided to sell U.S. Health.

In March 2004, we sold the PPO operations component of U.S. Health to MultiPlan, Inc., a health care provider network in the U.S., for a total consideration of US$213 million, later reduced to US$208.1 million due to a working capital closing adjustment. At the time of the sale in March 2004, our U.S. Health subsidiary held options to purchase shares of a publicly traded company. These options remained in the subsidiary at closing, but the sale agreement included a price adjustment in favour of Emergis, recorded at a value of $10.0 million, associated with the exercise of the options or the purchase of these options by a third party. In April 2005, we settled this financial instrument for total cash consideration of US$15.3 million. The cash consideration was received in two instalments: US$9.0 million received in April 2005 and US$6.3 million received in April 2006.

We have provided an indemnification to MultiPlan, Inc. in the stock purchase agreement regarding the business operations of U.S. Health, which covers principally any breach of representations and warranties and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for fraud, tax liabilities and certain other representations for which there is no deductible and no maximum amount. Our representations and warranties existed for a period of no later than 18 months or 30 days after the issuance of the audited financial statements of U.S. Health for the year ending December 31, 2004, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations. A claim was made in April 2005 by MultiPlan, Inc. in connection with these representations and warranties (see Section 3.10 – "Legal Proceedings").

We have also agreed that we shall not (i) take any actions to voluntarily liquidate, wind-up or dissolve or otherwise cease to exist, (ii) declare or otherwise pay any dividend or make any distribution whether in cash or in kind in respect of our Shares or (iii) redeem, purchase or effect a return of capital on any of our Shares if, in the case of clauses (ii) and (iii), after giving effect to such action, we would not, on a consolidated basis, have cash or cash equivalents and/or fully committed lines of credit or access to other commercially available credit in an amount equal to at least US$53.3 million thereafter until the expiry of the applicable Tax Indemnity Termination Date (defined as 30 days after the expiration of the relevant statute of limitations period). If we are unable to comply with clause (ii) or (iii)

above, we are required to post a letter of credit in an amount equal to US$25.0 million.

The stock purchase agreement also provides that if we are merged, liquidated, wound-up or dissolved into another person, unless such person assumes all of our obligations and has a net worth of US$100,000,000 or more after any such event, then such person shall post a letter of credit in an amount of US$25.0 million.

The purpose of the letters of credit would be to serve as documentary credit support for our (or our successor entities') indemnification obligations under the Stock Purchase Agreement and would terminate 30 days after the expiration of the relevant statute of limitations period.

The sale excluded the care management operations component of U.S. Health carried out by its subsidiary, National Health Services, Inc. and its subsidiaries (collectively, "NHS"). In March 2004, we completed the sale of the shares of NHS for a total cash consideration of US$10.0 million. We have provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of NHS which now covers principally breaches of covenants, tax liabilities and certain other representations for which there is no deductible and no maximum amount. Our tax and certain other representations and warranties are in force until the expiry of the applicable statute of limitations and certain other representations are in force without limitation of time.

The PPO and care management operations represented all of our U.S. operations in the health care field.

(8) Sale of Shares in Emergis by BCE and New Arrangements with Bell Canada

In June 2004, BCE sold its Shares through a public offering and we paid to all shareholders a special cash distribution by way of return of capital of $1.45 per Share. Emergis did not receive any proceeds from the sale.

As part of this transaction, we entered into a five-year reciprocal commercial agreement with Bell Canada under which we are the preferred supplier for the provision of business solutions in the areas of payment, on-line lending, health care claims and transaction processing to Bell Canada and its subsidiaries, both for internal use and for resale. In turn, Bell Canada is the preferred supplier of telecommunications and other services comprised in Bell Canada's suite of enterprise products and services to Emergis, both for internal use and for resale.

In addition, we sold our eSecurity operations to Bell Canada for proceeds of $30.3 million. The operations sold to Bell Canada related to contracts for access, authentication and authorization services distributed by Bell and delivered by us. Other security-related services underlying our electronic claims, lending and payment service delivery platforms and solutions remained with us and were not included in the sale. We also agreed to terminate a distribution contract with Bell Canada for certain legacy products (the "Bell Legacy Contract") on June 30, 2004 rather than December 31, 2004, and we transferred to Bell Canada the residual intellectual property in connection with these legacy products. A tax loss monetization arrangement with Bell Canada was also terminated.

As a result of the divestiture, we became a widely-held company. As at December 31, 2006, two shareholders, to our knowledge, owned approximately 31.3% of our Shares. We also negotiated a renewed business relationship with Bell Canada and we ended our non-core activities. There have been no other significant changes in our client base or in our suppliers as a result of the BCE sale.

(9) Adoption of Shareholder Rights Plan and Change of Name

In June 2004, the Company approved a shareholder rights plan. The plan is designed to provide the shareholders and the Board of Directors adequate time to assess any unsolicited takeover bid for the Company and, where appropriate, gives the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a takeover bid.

The plan encourages a potential acquirer to make a takeover bid satisfying certain minimum standards designed to promote fairness, or obtain the concurrence of the Board of Directors. If a takeover bid fails to meet these minimum standards and the plan is not waived by the Board of Directors, the plan provides that shareholders, other than the acquirer, will be able to purchase additional Shares at a significant discount to market, thus exposing the acquirer to substantial dilution of its holdings.

The plan was approved by the shareholders at a meeting held in December 2004 and is in effect for three years, with one renewal option, subject to shareholder approval. At the same time, our shareholders also approved a change in our corporate name from "BCE Emergis Inc." to "Emergis Inc."

(10) Share Repurchase Programs

In February 2005, we initiated a normal course issuer bid (the "NCIB") through the facilities of the Toronto Stock Exchange (the "TSX"). Purchases made pursuant to the bid were not to exceed 7,269,000 Shares, representing approximately 10% of the public market float as at January 31, 2005, and were to be made during the one-year period beginning February 16, 2005. Some 4,112,182 Shares were repurchased at an average price of $3.14 per Share for an aggregate cost, including related expenses, of $13.1 million. Shares acquired pursuant to the bid were cancelled.

In August 2005, we initiated an offer to repurchase for cancellation up to $30 million Shares, in a range of $3.20 to $3.70 per Share, through a Dutch auction-type substantial issuer bid (the "SIB"). Through the SIB, we purchased for cancellation 6.0 million or 6% of our outstanding Shares at $3.70 per Share, for total consideration of $22.8 million, including related expenses.

Total Shares repurchased under the SIB and NCIB were 10.1 million Shares for total consideration of $35.9 million, including related expenses. After the purchases, a balance of

93.4 million Shares remained outstanding. The purchases were funded from available cash on hand.

On March 2, 2006, we initiated a second normal course issuer bid through the facilities of the TSX. Purchases made pursuant to the bid were not to exceed 5,970,000 Shares, representing approximately 10% of the public float as at February 17, 2006. Some 4,415,168 Shares were repurchased at an average price of $5.09 per share for an aggregate cost, including related expenses, of $22.6 million. Shares acquired pursuant to the bid were cancelled.

(11) Acquisition of NDC Network and Systems Business

In March 2005, we acquired the Canadian claims transportation business of NDCHealth Corporation of Atlanta, Georgia and in April 2005, we acquired their Canadian pharmacy systems business. Total consideration for the two businesses was $15.7 million. The acquisition of these NDCHealth businesses was part of our strategy to strengthen our position in the Canadian health technology sector and to complement our existing operations.

The Canadian claims transportation business of NDC provided specialized network and claims transportation services that, at the time of the acquisition, supported the electronic exchange of more than 70 million drug and dental insurance claims annually between health providers and insurance or adjudication companies. The Canadian pharmacy systems business of NDC provided pharmacy solutions that automated the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations. With the pharmacy systems acquisition, the number of pharmacies for which we provide technology solutions increased by about 700.

(12) Sale of U.S. eLending Operations

In May 2005, we sold our U.S. eLending operations in McLean, Virginia for US$13.8 million to Fiserv Lending Solutions, Inc., a unit of Fiserv, Inc. Our U.S. eLending operations offered services to the U.S. mortgage industry. Under the terms of the sale agreement, Emergis received US$12 million at closing and the balance of the sale price in November 2005. We also provided transition services for a period of six months.

The sale of our U.S. eLending operations was undertaken because of our decision that the resources and the time required to grow this business successfully were significant and could be more effectively deployed in other activities of the financial services sector post rationalization.

(13) Sale of eInvoicing Operations

In July 2005, after substantially winding-down this service, we sold the remainder of our electronic invoice presentment and payment solutions operations to Harbor Payments Corporation ("Harbor"), a U.S. corporation based in Atlanta, Georgia, while retaining the

patent rights for our eInvoicing technology.

The wind-down and sale of our electronic invoice presentment and payment solutions operations was undertaken as a result of a less-than-expected market demand for electronic invoice presentment and payment solutions and the relatively high cost of maintaining the service. In parallel with these developments, we are pursuing our patents rights for our eInvoicing technology (see Section 3.8 "Intangible Property").

2.2 Significant Acquisitions and Dispositions in 2006

(1) Acquisition of Dinmar Consulting Inc.

On July 7, 2006, we acquired Dinmar, an Ottawa-based provider of EHR technology solutions and consulting services to health care providers. The acquisition price of Dinmar was $40.1 million, including $25.9 million in cash, $6.2 million in Shares, of which $3.1 million were issued at closing (0.6 million Shares) and $3.1 million (0.6 million Shares) are to be issued in March 2007 pending any claims for indemnification, and $8.0 million to be paid in January 2008 due to the achievement of certain post-acquisition financial targets. Half of this $8.0 million consideration may be paid in Shares, at our option.

With this acquisition, we expanded our health offerings to include a leading EHR solution for hospitals that supports the integration of a patient's data from different clinical information systems, and facilitates collaboration among health professionals treating the patient from different hospitals within a region and to include consulting services offered to a wide range of health care providers, as well as expanded our health offerings outside of Canada. Dinmar's client base complements Emergis' reach to health care providers, adding hospitals and associated physicians. With Dinmar, we significantly advanced our strategy to form electronic communities within a broad range of health care participants.

(2) Acquisition of Frontline Solutions Inc.

On May 26, 2006, we acquired certain assets and assumed certain liabilities of the pharmacy management services business of FrontLine Solutions Inc. for cash consideration of $4.2 million.

With this acquisition, we increased our presence in Ontario and now provide pharmacy management systems to some 2,900 pharmacies. Pharmacy management systems automate the prescription fulfillment process and provide an integrated point-of-service solution for in-store operations.

(3) Sale of Lien Registration Solution

On December 8, 2006, we sold our lien registration solution to a strategic buyer for total cash consideration of $1.7 million and a further $0.1 million, subject to certain conditions. Further consideration of up to $1.3 million may be received, contingent upon the purchaser entering into an agreement with a customer of the lien registration product, on or before May

16, 2009. Under the terms of the transaction, we agreed to provide transition services to the buyer until mid-2007 to facilitate the transfer of the service.

We decided to sell our lien search and registration services after concluding that this service did not meet our growth and profitability targets.

2.3 Trends

(1) Trends

In all segments of our business in 2007, we expect increased competition from existing competitors and new entrants, as well as competition from existing or potential customers who choose to in-source or maintain in-house operations rather than use our solutions. We also expect continuing price pressure and consolidation in the health insurance and banking industries. We also expect a continuing trend to convert paper transactions into electronic processes. We also expect increased concerns by customers for privacy and security issues and a corresponding increase in the demand for security products and services to address this concern.

In the health insurance claims transportation and adjudication sector, we anticipate the following trends:

- A continuing trend to convert paper claims into electronic processes, creating an increased demand for our solutions;
- Increased use of the Internet to process claims, reducing the demand for our EDI solutions;
- Growth in the number of drugs available to consumers, increasing the demand for our solutions;
- An aging population, increasing the demand for our solutions;
- The entry of major U.S. players into this market, increasing competition in this sector;
- Increased pressure to reduce prices for solutions; and
- Increased government outsourcing, augmenting the demand for our solutions.

In the pharmacy management services sector, we anticipate the following trends:

- The roll-out of drug information systems ("DIS") by provincial governments, increasing the demand for our solutions; and
- The consolidation of pharmacies, possibly reducing the demand for our solutions.

In the EHR sector, we anticipate the following trends:

- Increased competition from large, well financed, companies;
- Increased demand for EHR solutions from hospitals and government agencies; and
- Price pressure.

In the Finance sector, we anticipate the following trends:

- A continuing trend to convert paper transaction into electronic process, increasing the demand for our solutions;
- New entrants in this market, increasing competition in this sector; and
- In-sourcing by financial institutions, reducing demand for our solutions.

(2) Outlook

The following discussion regarding 2007 financial targets is based on certain assumptions regarding the possible impact of certain factors which we consider reasonable. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect their actual outcome. For information with respect to certain of these factors, refer to the Risks and uncertainties section of this MD&A and to our annual information form (Risks and uncertainties) filed with the Canadian securities commissions.

For 2007, we are targeting improvements in revenue, EBITDA and earnings from continuing operations compared to 2006. Targeted 2007 EPS from continuing operations is also expected to reflect an improvement resulting from fewer common shares outstanding due to the share buy-back programs undertaken in 2006.

Revenue is targeted to grow organically in 2007 as a result of continued growth in existing Health operations and progress in our plans to generate revenue from markets in the public health sector. In addition to their full-year impact in 2007, acquisitions completed in 2006 in the electronic health record and pharmacy management services areas are also expected to generate organic growth in both revenue and EBITDA.

Overall revenue growth is expected to be mitigated by lower Finance revenue, reflecting lower revenue from the Visa Commerce initiative which is expected to end in mid-2007, and from our lien registration solution which was sold at the end of 2006, partly offset by growth in certain other areas of the sector, primarily in our mortgage document processing solution and our tax filing and payment solution.

EBITDA for 2007 is also expected to grow as a result of growth in revenue and to strict management of operating costs. We are continuing to develop new technology in the claims processing, EHR and pharmacy management systems areas. These development costs are expected to drive future revenue growth. We will also continue to review our solutions in the normal course of business to ensure they meet, or demonstrate the potential to meet, our growth and strategic objectives.

Capital expenditures are targeted to be similar in level to those in 2006, primarily for investments in software licenses and in computer hardware.

We intend to use our substantial funds to enhance shareholder value. We are now primarily focused on growing our business, both organically and through acquisitions. We may also consider other financial levers to enhance shareholder value.

(3) Success Factors

External Success Factors

In mapping out our strategy, we consider the following external factors as key in shaping the business environment in which we operate:

Economic conditions

The strength of the overall economy impacts the level of technology spending by companies and governments, which in turn may impact our ability to sell, as well as the way we market and sell our solutions.

Health care IT spending

We rely on government funding being made available for health care-related initiatives in response to demands from citizens and health care providers to improve the quality and availability of service.

Adoption

We develop and market technology solutions that transform paper business processes into electronic business processes. Our success is dependent upon the overall rate of adoption of such technologies and processes by our target markets. Increased adoption of technology solutions will have a positive impact on the demand for our solutions and the expansion of our electronic trading communities.

Competitive positioning

We face competition from companies selling similar solutions, as well as from potential customers operating in-house solutions. Competitive pressures may impact our ability to grow, maintain our revenue base and retain customers. Competition may also affect the solution functionality we must develop and the selling strategies we must adopt.

Productivity

Since our solutions can increase the operating efficiency of our customers through the conversion of paper business processes into electronic ones, productivity pressures among existing and potential customers should have a positive effect on our business. The return on investment we are able to offer to our customers is a key determinant in their decision to adopt our solutions.

Legislation

Certain of our opportunities depend upon a favorable regulatory environment and the enactment of changes to government legislation that is required for or facilitates the

realization of these opportunities.

<u>Internal Success Factors</u>

In order to achieve our objectives, we depend on the following critical internal success factors:

Employees

Our ability to innovate, develop, sell and deliver solutions on time to customers is dependent upon our ability to attract and retain highly skilled, committed and creative employees.

Service quality

Our ability to deliver our solutions and provide our services to customers on time, in accordance with the expected levels and quality of service, including network and application security, availability and reliability, will affect our growth and profitability.

Scale

We must work to achieve scale in our business by increasing the number of transactions processed by our technology platforms in order to improve our profitability.

Market expertise

Our solutions automate processes in the health and financial markets. We require significant and up-to-date knowledge of these markets and their processes in order to sell effectively and tailor our solutions to the needs of our customers.

Development of electronic trading communities

We must find ways to encourage the adoption of our solutions by the trading partners of our customers, including the real estate legal community.

Sales and marketing

Our ability to be effective in marketing and selling our solutions will affect our growth and profitability.

Research and development

We must maintain an adequate level of funding for research and development to allow us to expand our offerings.

Innovation

Our ability to develop and utilize innovative processes, services and solutions will impact our growth potential and profitability.

Technology

Our technology must reliably and securely meet the needs of our customers and their trading partners in terms of functionality, ease of use and cost for them to adopt and continue to use our solutions.

Operating efficiency

Our operating costs, consisting mainly of costs associated with employees, computing and telecommunications must be maintained at levels that will enable us to attain our profitability targets. Similarly, we must also continue to be effective in our allocation of capital resources and focus on execution, delivery and control.

Project delivery capabilities

We undertake large scale development and implementation projects for certain customers. The extent to which these projects are delivered on time and on budget will impact our reputation, growth potential and profitability.

ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 General

In 2006, our operations, other than our discontinued operations, addressed principally two customer segments: Health and Finance. In addition, our non-core segment contributed to earnings in 2006 and the fourth quarter of 2005.

Health

Emergis' main business activities in the health sector include the adjudication and transport of drug, dental and extended health claims primarily on behalf of private and public insurers. We operate a claims processing platform that was developed for the largest workers' compensation board in the country. On the health care provider side, in Canada, we deliver pharmacy management solutions that automate the prescription fulfilment process and in-store operations. We provide care delivery organizations in North America and Australia with EHR systems and associated services, including design, implementation and support, as well as strategic planning, change management, information security and other consulting services. We are also developing a DIS solution for The Newfoundland and Labrador Centre for Health Information.

Finance

This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. The focus of this business segment is on cash management solutions, the electronic processing of loan documents, debit and credit card authorizations, and managed security services.

Non-core operations

We recorded reductions in direct and operations costs of $1.0 million in 2006, and $2.2 million in 2005, resulting from the reversal of certain tax provisions.

The following table shows the revenue for each of our segments in 2005 and 2006:

(millions of Dollars)	Health		Finance		Total	
	2006	2005	2006	2005	2006	2005
Revenue	$113.8	$91.9	$56.2	$67.1	$170.0	$159.0

3.2 Our Services

(1) Summary

The following is a list of the principal services we offer and our activities in the health sector:

- Adjudication of drug and dental claims
- Pharmacy management services
- EHR services and solutions
- Management of claims for workers compensation boards
- Transportation of drug and dental claims
- Consulting services to health care providers
- Security services and solutions
- Adjudication of medical claims

The following is a list of the principal services we offer and our activities in the finance sector:

- Debit and credit card authorization
- Cash management, including tax remittance
- Managed security services
- Mortgage document processing
- Electronic exchange of documents
- Payment services for Visa

(2) Health Solutions

Adjudication of drug and dental claims

We operate a drug claim adjudication service in Canada on behalf of large Canadian insurance carriers, known as *Assure Claims Drug*. This service includes on-line claims capture, validation of patient eligibility, calculation of insured benefits and electronic payments to pharmacies. We also provide drug utilization services and managed formularies on behalf of our customers. We are also developing an integrated multi-benefit claims management solution to offer to the public and private market. With this new solution, we will add electronic dental and extended health claims adjudication to our current dental and drug claims transport and drug claims adjudication services. The dental claims component will be available in 2007, and the extended health claims and health spending accounts components will be available in 2008.

Pharmacy management services

Our pharmacy management services offer a suite of applications and computer hardware that provide Canadian pharmacies with the tools they need to manage their client's health care needs. Our services include a service for managing the fulfillment of prescriptions, patient medication compliance through automated refill requests and/or compliance packaging, and client-tailored therapeutic plans, known as *Assyst Rx*. Our services also include a drug utilization review service, known as *Assyst Drug Advisor*, point-of-sales solutions, known as *Assyst Point of Sales*, and the resale of market data. We also offer a secure networking solution, known as *Assyst Network*, which allows pharmacists to communicate with their community of care, accountants and suppliers securely and efficiently. Our solutions are compatible with most IT hardware and networking systems available in the marketplace, allowing upgrades to existing installations without jeopardizing operational stability.

EHR services and solutions

We offer a complete electronic medical record solution ("EMR"), known as *Assyst EMR*, which supports clinicians in providing more timely and effective patient care. Our EMR solution allows clinicians to view an integrated patient-centric health record, order intervention, document clinical observations, access industry-standard clinical knowledge databases and define clinical rules to identify potential clinical problems or validate decisions regarding patient care. Clinicians have access to a comprehensive life-time patient record that includes demographic, diagnostic imaging, drug, laboratory, infectious disease, clinical documentation, immunization and other relevant health information that has been either directly entered by the clinician or derived from other information systems. Our EMR solution ensures that health care providers have access to complete, accurate, and up-to-date patient records across geographic regions and within multiple provider organizations, anytime and anywhere. We also offer health application connection services which manage the interaction between applications. These services can be used in health information access layer ("HIAL") projects and other projects to support EMR and drug claims systems.

We also offer an EHR DIS module which enables health professionals to access, in real time, a patient's drug profile. The DIS module is a regional or provincial database containing a complete patient profile of all medications prescribed and dispensed by physicians, hospitals and pharmacies within a given jurisdiction. Each patient's profile includes information on allergies, intolerances, vaccinations and counter-indications as well as pertinent clinical observations.

Management of claims for workers compensation boards

In the workers' compensation claims area, we have developed and operate a claims management system, known as *Assure Claims Workers Comp*, for the Ontario Workplace Safety and Insurance Board and provide drug claims management for Worksafe BC. Our solution is an electronic bill entry, processing, management, adjudication and payment system for workers' compensation claims. It also includes a labour market re-entry plan management system and a registry component for the registration and management of providers.

Transportation of drug and dental claims

We operate a private electronic real-time, point-of-sale claims network, known as *Assure Claims Network*, for the transportation of drug and dental claims in Canada. 99% of Canadian pharmacies and all Canadian dentists that are EDI enabled can submit claims on our network, either via a direct network connection installed in pharmacies/dental clinics or via exchange gateways interfacing with other telecommunication carriers or private corporate networks.

Consulting services to health care providers

We offer management and information technology consulting services to health care providers to assist our clients achieve their business and clinical objectives by providing services in the areas of management consulting, systems implementation, integration and systems support. Our consulting services practice is designed to assist clients in all aspects of technological change from establishing business objectives and strategies, designing and implementing complex information systems and assisting organizations adopt new technologies (known as "change management"). Our team of experienced health care consulting professionals has conducted engagements in a variety of health care settings and implemented clinical technology solutions at the local, regional and national level.

Security services and solutions

We offer security services and solutions, known as *Assure Security*. Our security services include performing security and privacy audits and assisting our clients with designing and implementing security solutions. Our security services also include availability and security event monitoring, ongoing security testing and rapid incident response services to enable customers to bolster their own security operations and deliver essential insight into security operations management to meet regulatory and compliance requirements. Our security

services also include server protection technologies, server stability protection, system integrity and policy compliance reporting.

Adjudication of medical claims

We offer a secure medical claims adjudication solution and processing environment in Canada, known as *Assure Claims Medicare*, which includes on-line medical claims capture, validation of patient eligibility, calculation of insured benefits, and electronic payments to providers.

(3) Finance Solutions

Debit and credit card authorization

We are a provider of debit and credit card authorization processing services, known as *Assure Pay Credit and Debit*. We provide merchants and credit card acquirers with a platform to electronically verify and process debit and credit card transactions. We collect transaction data from debit and credit card authorization processing devices, electronic cash registers and credit card swipe terminals. We route and process this data through our internally developed on-line, real-time transaction-processing system, and then return to the device the information required to complete the transaction.

Cash management

We provide a co-ordinated delivery of payment information and data to billers and government agencies gathered from the financial institutions and their clients. Emergis payment remittance services are grouped under two main offerings: tax filing services, known as *Assure Pay Tax*, and electronic remittance processing services, known as *Assure Pay Remit*.

Our tax filing service is an online service for electronically filing corporate tax forms and making tax payments. The service can accommodate federal and provincial government taxes, including the federal goods and services tax, sales tax, payroll source deductions and other business taxes. In addition to handling tax filing and payment settlement, it fulfills the relevant government tax reporting requirements.

Our electronic remittance processing solution is a Web-based remittance processing service offered to billers which notifies them on a daily basis of who has paid their bill electronically and how much they have paid. Our electronic remittance processing service delivers payment advice and payment settlement files by collecting data from financial institutions and then providing remittance details to the biller, either by fax, e-mail, EDI or proprietary format.

Managed security services

We offer a managed security service, known as *Assure Security Managed Service*, to corporate customers. In our managed security service, we provide network infrastructure,

network and Internet security, information technology infrastructure library ("ITIL") processes and services, and a secure facility environment.

Mortgage document processing

We provide a real-estate lending solution, known as *Assyst Real Estate*, which is a web application for electronically processing mortgage files. Designed for legal professionals and their colleagues, our real-estate lending solution is a tool for electronically managing activities related to preparing mortgage files. It allows legal professionals to complete files sent by financial institutions, transmit documents and electronically register deeds and other legal documents related to mortgage files.

Electronic exchange of documents

We provide EDI messaging and related messaging services (fax, email, client custom delivery formats), known as *Assure Data Exchange*. Our messaging suite services commercial and government customers predominantly in the financial services, health care, telecommunications, transportation and logistics and retail sectors and enables payment-related transactions. In addition, we provide messaging components to complement a number of other services.

Payment services for Visa

We also host the operations and provide development for an integrated global payment and information management solution for Visa. In December 2006, we were informed by Visa that it would no longer be pursuing the business line that was served by this solution and, as a result, Visa would not extend its contract with Emergis for this solution beyond its current expiry date in June 2007.

3.3 Our Objectives and Strategy

2007 Objectives

- Grow revenue organically and through selective acquisitions
- Improve profitability through revenue growth and cost management
- Increase shareholder value through the above actions and other means

Strategy overview

Our business strategy for 2007 follows the plan developed in 2005 and acted on in 2006 - to develop existing markets in the health and financial services sectors. We will continue to penetrate and expand these markets through the offering of existing solutions to new customer groups and new solutions to existing customers, as well as moving into adjacent markets in health and financial services. These adjacent markets include that for security solutions and consulting services.

We rely on our technology, our knowledge and business process expertise in the health and

financial services sectors, as well as our ability to create electronic communities and leverage existing ones among the trading partners of our customers, as key differentiating factors for us to win new business.

We will continue to drive operational efficiencies in our business to improve our profitability and to review our solutions in the normal course of business to ensure they meet or demonstrate the potential to meet our growth and strategic objectives. We will look to acquisitions to accelerate our growth within our chosen markets, take advantage of the operational leverage inherent in our business model, and will consider using financial levers to increase shareholder value.

Health market

The health sector continues to provide Emergis with significant growth opportunities arising from the desire on the part of governments and government agencies, insurers, and health care providers to use information technology to improve the quality of care and to contain rapidly growing service and administrative costs. The value of our solutions includes the lowering of health care delivery costs and improved patient outcome, as well as the lowering of administrative costs and increased process efficiency.

Emergis' Health strategy centres on three key market segments: private insurers, governments and government agencies, and health care providers.

Private insurers represented mainly by the major insurance companies, continued to be significant contributors to Emergis' Health revenue in 2006. Our strategy for private insurers is to further increase our penetration of the claims adjudication business, capitalizing on the growing number of prescriptions being issued as a result of an aging population and the introduction of new drugs, the continuing trend to settle claims electronically rather than using paper reimbursement, expanding our coverage to adjudicate different types of claims, such as dental and extended health claims, and adding new customers.

Emergis provides services to three of the largest life insurance companies, which collectively represent about half of the private group health insurance market in Canada. We will continue to work closely with our customers in promoting the adoption of electronic claims transport and adjudication across Canada. We are also developing a multi-benefit claims platform, the first module of which, a dental claims adjudication engine, is expected to be available in 2007. Subsequent modules will include extended health claims adjudication, the management of health spending accounts and a new drug claims adjudication engine. The rollout of the multi-benefit claims platform is expected to attract new business for us, including new customers such as insurance companies, for which we do not currently provide service, and third party administrators, which process claims for self-insured businesses and other organizations. We are also looking to provide additional services.

On the government agency side, we are targeting the expansion of our claims processing activities with provincial health plans and provincial workers' compensation boards. In

2006, we signed an agreement with the Ontario Ministry of Health and Long-term Care to manage the ministry's Health Network System, including the evaluation of and payment file preparation for approximately 99 million drug claims each year under the Ontario Drug Benefit program. Ramping up in 2007, this project leverages our expertise in providing claims processing services to public insurers. We intend to pursue similar opportunities with other provincial governments.

In the workers' compensation claims area, Emergis developed, in 2001, and operates a claims processing system for the Ontario Workplace Safety and Insurance Board and provides drug claims processing for the British Columbia workers' compensation board. We recently renewed our contract with the Ontario board for an additional six years. With this renewal, we are looking to increase the number of health care providers connected to the platform in order to electronically capture a larger portion of claims submitted. In 2006, the number of providers connected to the platform increased by 15% to 3,900. We are also looking to add to the suite of services we provide to the Ontario board. We are pursuing opportunities to offer similar services to workers' compensation boards in other provinces and in selected jurisdictions in the U.S.

In 2006, we increased the total number of claims we transported by 21% to 158.1 million and those we adjudicated by 14% to 64.7 million compared to 2005 levels. The growth in claims transported was supported by the annualized impact of the acquisition of the Canadian network operations of NDCHealth in March 2005.

In 2006, we evolved our strategy to pursue opportunities created by EHR and DIS projects at the provincial level across the country to include opportunities at the regional and individual hospital levels as well. With the acquisition of Dinmar in July 2006, we acquired world-class technology and expertise that address this expanded market. Combined with Emergis' market presence, technology and financial strength, we believe we have a strong market offering to address the EHR market at all levels.

An EHR is a comprehensive electronic file of an individual's medical history expected to replace paper files or order forms for examinations, procedures, prescriptions and test results that accumulate over time in various doctors' offices, hospitals, clinics and test centres. An EHR system also has the ability to interface with the various legacy information systems of a hospital. Included in an EHR is prescription drug information generated by a DIS. The systems supporting the EHR would manage the order format, collection, storage and access of data making up an individual's record.

Major EHR projects at the provincial level have been stimulated by Canada Health Infoway, a federal crown corporation, which funds up to 75% of the development costs of such initiatives that meet Infoway criteria. In June 2006, we entered into an agreement with The Newfoundland and Labrador Centre for Health Information for the development and implementation of a DIS for the province. Deployment is planned for 2008. Leveraging our technology, our process knowledge of the health sector, and our extensive connections to health care providers, we will continue to pursue other opportunities as Newfoundland and other provincial governments initiate new EHR projects.

In addition to providing certain basic health information on a province-wide basis, EHR systems are being deployed in hospitals and in multiple hospital or regional settings that offer comprehensive patient information for use by clinicians to support patient management as well as clinical care. Our interoperable EHR system called Oacis has been installed in hospitals in Canada, the United States and Australia. Among its more recent installations was that in the Champlain Region Local Health Integration Network ("LHIN") in Eastern Ontario. In late 2006, it was purchased by l'Agence de la santé et des services sociaux de Montréal for deployment principally in hospitals across the Montréal region, following its installation in the eight teaching hospitals representing the McGill University Health Centre and Centre hospitalier de l'Université de Montréal. We expect to expand our interoperable EHR client base to other geographic areas. We believe that the market for regional EHR systems in Canada and internationally is greater than that for province-wide systems, while offering a shorter sales cycle.

On the provider side, our systems now manage the operations of 2,900 pharmacies making Emergis the largest provider of pharmacy management systems in Canada. This position was created through a series of acquisitions of pharmacy solutions providers in the past three years. We plan to reduce the number of software platforms we maintain, and in the standardization of our platforms deploy best-of-breed solutions throughout our pharmacy base. We expect to continue to expand our pharmacy solutions business through acquisition, by increasing our presence in pharmacy chains, selling new solutions, and by extending our solutions to other types of health care providers, primarily to support the creation of electronic communities of health care providers for our EHR initiatives.

With the acquisition of Dinmar in 2006, we also acquired a consulting practice focused on the health market. Our consultants offer strategic planning, systems integration and implementation, change management, information security and other services. We intend to leverage our market reach to extend this practice to our other clients and thereby broaden our range of services.

Security and privacy are essential elements of the solutions we offer. We have developed specialized expertise and solutions for maintaining the security of information and processes, which we believe we can offer successfully on a standalone basis as well as in conjunction with our health and financial services offerings. Our security services enable customers to enhance their own security operations, providing increased protection from attacks, server stability and system integrity, and assist their security operations personnel in meeting stringent regulatory and compliance requirements. We had a number of successes in this area in 2006 and expect to grow this business in 2007.

Financial services market

This segment's activities now consist primarily of solutions which financial institutions can use to improve their operating performance and quality of service, or can add to their portfolio of cash management services and generate additional revenue. Emergis' main business activities in the financial services sector are in the cash management area, the

electronic processing of loan documents, and debit and credit card authorizations. Our strategy for this segment is to remain focused on the financial institutional market, grow these activities and continue to improve its profitability.

Cash management solutions consist of electronic payment remittance solutions for Canadian businesses and consumers, and an electronic tax filing and remittance solution that allows businesses to file and pay various taxes to governments through their bank. For electronic remittances, we will continue to migrate existing customers from our legacy payment platforms to our newer, more cost-effective and feature-rich remittance platform. For our tax solution, we will work with our existing bank customers to aggressively market the solution to their business customers and to add new banks and new tax forms to the platform.

Cash management solutions also include the Visa Commerce payment solution for businesses that leverages Visa's global network. In late 2006, Visa informed us that it will no longer pursue the business line that was served by Visa Commerce and, as a result, will not extend its contract with Emergis for Visa Commerce beyond its current expiry date in June 2007. Adoption of this business-to-business electronic payment solution has continued to be below original estimates prepared several years ago when the solution was conceived.

Electronic processing of loan documents includes the processing and closing of mortgages on behalf of notaries and real estate lawyers. The solution is already in full operation in the Québec market and has been used by approximately 80% of notaries involved in real estate in the province and by two banks. Over the last two years, we developed a national version of the solution and signed another major Canadian bank with nationwide operations and two software suppliers serving the real estate legal communities in British Columbia and Ontario. We expect to roll out the solution in Ontario and British Columbia in 2007, having already initiated service with this bank in Québec. In the longer term, we also plan to expand our offering to include new services, such as the discharge and electronic funding of mortgages.

Our other loan document solution, a lien registration service which was in operation for most of 2006, streamlined the process of securing financing and leasing transactions for automobiles, trucks, machinery and other personal property by offering a single entry point to each provincial registrar for lien registration. We came to believe that this business would not meet our growth and profitability targets and, in December 2006, sold it to a strategic buyer. We will provide transition services to the buyer until mid-2007 to facilitate its transfer.

Our debit and credit card authorization activities focus on independent sales organizations, whose customers are businesses that prefer to deal with non-bank suppliers for their debit and credit card authorization hardware and software needs. We intend to manage these activities so as to maximize their cash flow potential.

Other activities in our Finance segment include our program to realize the value of a patent we hold on our electronic invoice presentment and payment technology, and a managed security services contract with a telecommunications company. We intend to continue our

patent program in 2007. Our subsidiary, Emergis Technologies, was granted a U.S. patent in March 2000 for a process for the electronic receipt and payment of invoices. We no longer offer this solution commercially.

In the managed security services area, we recently renewed a major contract with a telecommunications company for three years. In support of its government clients, we will continue to provide the telecommunications company with a range of technology solutions and facilities; specially trained, security-cleared personnel; and advanced change management processes.

3.4 Revenues From Principal Products and Services

Revenue from the adjudication of drug and dental claims accounted for 27.0% of our total consolidated revenue from our continuing operations in 2006 (26.0% in 2005).

3.5 Client Segments

(1) Health

The following table outlines the principal services we offer and our principal activities in our Health segment.

Services	Program Reach	Description
Adjudication of drug and dental claims	• For drug claims, most of the largest insurance companies in Canada, representing over 42% of the private group health insurance market • Starting in 2007, dental claims for two large insurance companies • Drug claims for self insured organizations • 3.7 million primary cardholders in Canada for drug claims • 60.3 million drug claims adjudicated in 2006	• On-line prescription drug claim adjudication (eligibility, limitations of coverage, price verification) • On-line dental claim adjudication • ePayment to pharmacies • Drug utilization review • Database of private drug claim information • Information for evaluating cost and effectiveness of benefit plans • Audit and fraud detection services
Pharmacy management services	• 2,900 pharmacies across Canada	• Fulfillment of prescriptions • Performing drug utilization reviews • Managing patient medication compliance through automated refill requests and/or compliance packaging • Managing client-tailored therapeutic plans • Data resale • POS solutions • Managing billing to private and public payors • Network services to pharmacies, chains and banners • Practice management

Services	Program Reach	Description
EHR solutions	• Customers in Canada, the United States and Australia, including academic medical centres, teaching and community hospitals, hospital and regional consortia, ambulatory and long-term care facilities, national health care organizations, health care authorities and regulators, health maintenance organizations and managed care organizations	• EMR for clinics, hospitals and regions • Medication profile of patients • Secure exchange of relevant and current information • Connectivity with pharmacies and physicians and hospitals • DIS modules
Management of claims for workers compensation boards	• Ontario WSIB and WorkSafeBC; also offered to other government agencies • 4.2 million health claims in 2006 on behalf of Ontario WSIB • 2.2 million drug claims in 2006 on behalf of Ontario WSIB • 0.3 drug claims in 2006 on behalf of WorkSafeBC	• Health claim management for workers' compensation • Pay-direct for workers' compensation • Enabling electronic communication of referrals and related clinical data between WSIB and specialty clinics • Enabling electronic communication of first reports of Injury and related clinical reports between WSIB and providers • Bill submission and payment for healthcare professionals in Ontario • Bill submission and payment solutions for chiropractors, audiologists and hearing instrument practitioners in Ontario
Transportation of drug and dental claims	• All of the largest insurance companies and adjudication authorities in Canada • Over 13,500 dentists, up from 13,000 in 2005 • 203 million drug and dental claims transported to adjudication authorities • Over 24 million dental claims transported in 2006, up from 23 million in 2005 • Over 99% of all pharmacies in Canada, directly or indirectly • All dentists in Canada who submit electronic claims	• Electronic drug claims transmission between pharmacies and adjudication authorities • Electronic dental claims transmission between dentists and insurance companies
Consulting services to health care providers	• Hospitals • Regional health authorities • Local health integration networks • Government health care IT agencies	• Strategic information technology planning • Change management • Benefits realization • Solution architecture • Cost benefit analysis • IT implementation services
Security services and solutions	• 9 Hospitals • 1 large provincial health agency	• Security and privacy audits • Design and implementation of security solutions • Security device management • Security information and event management

Services	Program Reach	Description
		• Secure log management • Threat intelligence • Vulnerability scanning
Adjudication of medical claims	• Offered to provincial governments	• On-line medical claim adjudication (eligibility, limitations of coverage, price verification) • Information for evaluating cost and effectiveness of benefit plans

Adjudication of drug and dental claims

In the health sector, we operate an engine for adjudicating prescription drug and dental claims. We serve three of the largest Canadian insurers which together represent more than 50,000 group benefits plans in Canada and cover 3.7 million primary holders of our identification card. We are also developing an integrated multi-benefit claims management solution to offer to the public and private market. With this new solution, we will add electronic dental and extended health claims adjudication to our current services. The dental claims component will be available in 2007, and the extended health claims and health spending accounts components will be available in 2008.

In September 2006, we signed a 10-year agreement with La Capitale Insurance and Financial Services Inc. for the management of multi-benefit claims.

Pharmacy management services

We develop and market pharmacy management and point-of-sale software solutions for 2,900 pharmacies across Canada. These pharmacies include pharmacy customers we acquired in May 2006 through our acquisition of FrontLine Solutions Inc., a pharmacy management services company based in Ontario.

In 2006, we introduced a number of new solutions to our existing customer base, such as a complementary therapy solution that enables pharmacists to improve patient care. We also entered into a several partnerships with solutions providers to the medical community to roll-out our therapeutic advisor solution, already used by over 900 pharmacies. In 2006, we continued our conversion program with the goal of reducing the number of platforms from which we offer our solutions.

EHR services and solutions

We provide an interoperable EHR solution to health care providers. Our solution includes HIALs, interoperable technology platforms, universal person indexes, clinical viewers, order management, clinical documentation, DIS, health data warehousing and change management services.

Our EHR solution has been installed across a wide range of health care provider organizations. Components of our EHR solution are used at academic medical centres, teaching and community hospitals, hospital and regional consortia, ambulatory care and

long-term care facilities.

In June 2006, we signed a nine-year contract with The Newfoundland and Labrador Centre for Health Information for the development and implementation of a DIS for the Province of Newfoundland and Labrador. Under the terms of the agreement, we will deploy and support a comprehensive, province-wide DIS solution, the Province's health integration infrastructure, and a thorough change management program to support the adoption of the solution by health care providers.

On December 21, 2006, our EHR solution was purchased for deployment across the Montréal region. The first phase in the new wave of deployment involves six hospitals. Already installed in the eight hospitals or institutes representing the McGill University Health Centre and Centre hospitalier de l'Université de Montréal, our EHR system will help improve the quality of patient care in hospitals across the Montréal region. L'Agence de la santé et des services sociaux de Montréal ("l'Agence") is administering a single regional contract for the current and subsequent phases of this major, multi-million dollar project. The installation of the full suite of our EHR solution across the region will begin in 2007. We will provide the professional resources required for the implementation of the system based on the needs of l'Agence. Our EHR solution modules to be installed include: a clinical viewer, which enables clinicians to quickly access the patient's on-line record from any secure Internet connection, an order management capability to provide more informed decision-making, reduce medication errors and increase patient safety, and online clinical documentation modules to record clinical observations and create clinical notes, resulting in a significant reduction in handwritten information and the electronic transformation of clinical processes.

We are also providing our EHR solution to the Champlain Region's Local Health Integration Network ("LHIN") in Eastern Ontario. Our EHR solution links patient records across fifteen sites in the Champlain region. The last site, Ottawa-based Montfort Hospital, was activated in November 2006.

Management of claims for workers compensation boards

We also serve the Ontario Workplace Safety and Insurance Board ("WSIB") and WorksafeBC in British Columbia. In 2006, we adjudicated 4.2 million health claims on behalf of WSIB, as well as 2.5 million drug claims on behalf of both compensation boards. WSIB uses our health claim management system, which allows for fast processing for the approximately 3,900 Ontario health services providers who use our service. WSIB is the largest payer of work-related health claims in the country, and is among the largest in North America. WorksafeBC also uses our drug adjudication processing system to process prescription drug claims for injured workers. In 2006, WSIB renewed its agreement with us for an additional term of 6 years.

Transportation of drug and dental claims

We also transport drug and dental claims from pharmacies and dentists across Canada to our adjudication system and other adjudication systems. In 2006, we transported over 178

million drug prescription drug claims, including claims from workers compensation boards, and transported over 24 million dental claims. These claims are transported over various communications networks, which together reach over 99% of the pharmacies and all dentists in Canada who submit electronic claims.

Consulting services to health care providers

We also provide consulting services to health care providers. In September 2006, we were selected by the Champlain LHIN of Ontario to create a five-year strategic plan for information management, information technology and electronic health initiatives. The project addresses all components of information at a strategic level and evaluate, prioritize and align regional initiatives with the provincial and federal initiatives and was completed in 2006.

We are also providing professional services for the Department of National Defence for the Canadian Forces Health Information System (CFHIS) Project. Our services to the Department of National Defence include strategic information technology planning, change management and IT implementation services.

Security services and solutions

We also provide security services and solutions to health care providers. In 2006, we signed an agreement with a group of eight Ontario hospitals to provide security audit and consulting services to assist the hospitals identify security risks and implement solutions to mitigate these risks. Our services commenced in 2006 and is expected to be performed throughout 2007.

We are also providing our security and privacy services to the Smart Systems for Health ("SSHA"), an agency of the Ontario government. Under the terms of our agreement with SSHA, we are performing assessments, providing advisory services and assisting with the implementation of security processes and procedures for SSHA for this government agency.

Adjudication of medical claims

In 2006, we continued the customization of our electronic service delivery model for the Medical Services Plan for the Province of British Columbia. In September 2006, we initiated an arbitration process with the prime contractor to the Province of British Columbia for this service. We contend that Maximus prevented us from carrying out our obligations under the subcontract and are seeking payment from Maximus. All work has been suspended under the subcontract (see Section 3.10 – "Legal Proceedings").

(2) Finance

The following table outlines the principal services we offer and our principal activities in our Finance segment.

Services	Program Reach	Description
Debit and credit card authorization	• 52 clients providing credit card services to merchants in Canada • Over 144 million debit and credit card authorization transactions in 2006	• Processing (authorization and settlement) of credit card and debit card transactions • Transmission of credit card and debit card transactions
Cash management	• 12 Canadian financial institutions • 154.3 million transactions in 2006	• Payment of invoices and taxes • Payment delivery notification • Filing of corporate tax remittances and tax returns
Managed security services	• Corporate customers	• Network infrastructure • Network and Internet security • ITIL processes and services • Secure facility environments
Mortgage document processing	• 3 major Canadian financial institutions • 1,800 notaries in the Province of Québec	• Electronic exchange of loan information for the completion of mortgage loans
Electronic exchange of documents	• Corporate customers and public authorities	• EDI and related messaging service designed to facilitate the exchange of business documents
Payment services for Visa	• Visa USA and Visa International	• Payment and information management solutions

Debit and credit card authorization

In our Finance sector, we are a provider of debit and credit card authorization processing services to merchants and credit card acquirers. In 2006, we processed 144.3 million credit and debit transactions. We are also on the Board of Directors of Interac, a financial services network owned and operated by Canada's largest banks.

Cash management

We also provide payment remittance services to 12 financial institutions and 46 Canadian federal and provincial government agencies. The volume of our payment remittance services, together with the volume of our tax remittance services, increased by 15% in 2006 from 2005. In 2006, we developed an electronic remittance processing platform to replace our legacy bill payment platform and commenced the migration of customers to the new platform. In March 2006, we were informed by one of our financial institution customers for our payment remittance services that it was terminating its agreement with us, effective October 31, 2006.

In 2006, we processed more than 1.9 million transactions representing over $60 billion in tax filings and payments — an increase in the number of transactions processed of 26% compared to 2005. In February 2006, we signed a five-year agreement with National Bank of Canada to provide our tax filing service to their business customers. Twelve financial institutions in Canada now subscribe to our tax filing service.

Managed security services

We also provide managed security services to corporate customers. In October 2006, we entered into an agreement with a large Canadian telecommunications company to provide managed security services until June 2009, with an possible renewal for two years. Under the terms of the agreement, we provide network infrastructure, network and Internet security and a secure facility environment to allow the customer to offer its security products and services to its customers. This agreement replaces an agreement we signed in 2004 to operate and support the eSecurity assets which we sold in June 2004.

Mortgage document processing

We also provide electronic mortgage document processing services on behalf of notaries, real estate lawyers and financial institutions. In October 2006, we signed a five-year agreement with RBC, whereby it will use our real-estate lending solution. RBC will be the first bank to adopt our electronic mortgage solution nationally. Our solution was made accessible to RBC, as well as participating notaries and lawyers progressively starting in the fall of 2006 in Québec, with a national roll-out to be completed in 2008.

In June 2006 we signed an agreement with Do Process Software Ltd. of Toronto to integrate our real-estate lending solution with Do Process Software's desktop application, *The Conveyancer*. The five-year agreement will allow our mortgage solution to be available to approximately 70% of the firms practising real estate law in Ontario.

In November 2006 we signed an agreement with RemoteLaw Online Systems Corp. of Vancouver to integrate our real-estate lending solution with RemoteLaw's web-based econveyance software. The three-year agreement targets our real-estate lending solution to be offered to all of RemoteLaw's econveyance users and the British Columbia law community by the spring of 2007. Also in 2006, the Association professionnelle des notaires du Québec (APNQ) renewed its agreement with us through which APNQ will continue to support the use of our mortgage solution among its notary members.

Electronic exchange of documents

We also provide EDI and related messaging services (fax, email, client custom delivery formats) to corporate customers and public authorities. In 2006, we processed approximately 22 billion characters of messaging data on behalf of our customers and another 47 billion characters of data supporting other Emergis service offerings. A number of contracts with customers for this service were terminated or not renewed in 2006. In 2006, we settled with a significant customer for fees charged for this service. Under the terms of the settlement agreement, the customer will gradually migrate the service internally.

Payment services for Visa

In 2006, we continued to offer services through the Visa Commerce platform. In December 2006, we were informed by Visa that they will no longer be pursuing the business line that

was served by Visa Commerce and, as a result, Visa will not extend its contract with Emergis for Visa Commerce beyond its current expiry date in June 2007.

3.6 Technology

We use a number of different technologies to deliver our solutions. Certain of these technologies are proprietary to Emergis, while others are licensed from third parties. These technologies can be divided into three categories: (i) software applications; (ii) our hosting environment; and (iii) network connections used to access our applications. Our solutions are either offered through a network connection and run centrally or are installed directly on our customers' systems and premises.

Our software applications are based on our own proprietary technology and technology we license from third parties. Our proprietary technology includes our EMR solution which we offer to health care providers, our internally developed health claims processing software which we use in our health claims transportation, adjudication and workers compensation board services and solutions, and our pharmacy practice management software which we use in our pharmacy management services. Our proprietary technology also includes our internally developed integration and security software which we use in our health application connection services and our payment remittance applications which we use in our cash management services. We also use our internally developed online mortgage document processing and closing technology tools in our mortgage document processing solution, and our business document exchange application. We typically develop our proprietary applications using the Java, .NET, Delphi and C++ programming languages, but we also use some legacy applications which were developed in COBOL, C and Oracle developer. Our internet-based applications are built to J2EE specifications and are designed for a multi-tiered architecture.

The principal technologies which we license from third parties and use in our software applications include relational database management software which provides a central repository for the management and storage of data, and systems management software which provides monitoring and back up of data, both of which are also used in most of our solutions. We also license middleware and integration software which allows the different complex systems we operate to efficiently communicate with one another, and an adjudication engine which we use in the solutions we provide to workers compensation boards. We also license data repository software which we use in our EHR solution. In addition, specialized application server software is licensed which is used to host our Internet-based applications. Third party software is also licensed to ensure the security of our applications, to develop and customize our software applications and to provide quality assurance testing. Licenses from third parties for technology may be for a fixed or perpetual term, and are generally renewable at our option.

Our software applications (other than those installed directly on a customer's system) are hosted at two data centres: our principal data centre which is located in Thornhill, in the Toronto, Ontario area, and a smaller data centre, acquired in connection with the acquisition of Dinmar, which is located in Kanata, in the Ottawa, Ontario area. In total, as at December 31, 2006, our data centres ran more than 500 servers. As at December 31, 2006, we

employed approximately 120 persons in these data centres. Our data centre operations are primarily Unix and Windows based and use a sophisticated storage area network. We maintain a high level of system security at our data centers, including the use of intrusion detection software, which we license from third parties, and various applications which we use to back up and manage our data and to ensure the availability of our solutions.

We currently operate five main customer technical service desks: one in Mississauga, Ontario, one in Saskatoon, Saskatchewan, one in Longueuil, Québec, one in Mont Saint-Hilaire, Québec, and one in Burnaby, British Columbia. These service desks receive inbound calls from our clients and end-users. These facilities provide customer service 24 hours a day, seven days a week.

Our solutions are installed directly on a customer's system, or through an IP network, an EDI based network, a DATAPAC network or a virtual private network. Our IP network is fully redundant, offering both a primary and a back-up connection.

3.7 Research and Development

Our major Health research and development activities in 2006 included the creation of a dental adjudication engine, to be completed in 2007, the design of the DIS solution to be provided to the Province of Newfoundland, and a medical claims adjudication solution for the Province of British Columbia.

Our major Finance research and development activities in 2006 included the development of an electronic remittance processing platform to replace our legacy bill payment platform, and the continued development of a platform to allow the implementation of our mortgage document processing service across Canada.

3.8 Intangible Property

Our intangible property includes proprietary technology, business strategies, market information and know-how. We also license technology from third parties. We rely on a combination of trade secrets, trademarks, copyrights, patents and contracts to protect our intangible property.

A portion of our proprietary technology is protected through the use of copyrights. Portions of our know-how are also protected as trade secrets through contractual agreements with our clients, partners, suppliers and employees. We pursue and protect our proprietary rights to intangible property in our agreements with the view of capturing the maximum value of our services and assuring a competitive advantage. A portion of our intangible property is also protected through the use of patents. We currently have been granted one patent in relation to our eInvoicing technology, which expires in 2017, and one patent in relation to our procurement technology which expires in 2020. Sixteen other applications are pending for various technologies which we have developed.

In 2004, we commenced a program to generate license revenue from our eInvoicing technology patent. This program entails locating possible infringers of our patent, and

offering a license to the patent to such infringers. If we are unable to reach acceptable license terms with such infringers, we then exercise our legal recourse to enforce our rights under the patent. As a result of our activities, we have located a number of potential infringers, have signed a license agreement or settled with twelve, and have commenced litigation proceedings against eighteen of these infringers.

3.9 Sales and Marketing

Our solutions are sold through a dedicated sales force which is specialized by product line and customer group. The customer groups targeted by our sales force include public health organizations, private health organizations, health providers, financial institutions, real estate lawyers and notaries, and retail organizations. We also have salespersons responsible for certain large accounts, and a dedicated corporate marketing group responsible for the branding and promotion of our solutions to our customers.

We offer our solutions primarily in Canada. The following table sets out certain geographic information relative to the Company:

Geographic Segmentation of Revenue	2006	2005
Canada	93%	89%
United States	7%	11%
Other	0%	0%
Total	100%	100%

One customer represented 10% or more of continuing revenue in 2006: a customer in the Health segment represented 10.2%. In 2005, two customers represented 10% or more of continuing revenue: a former related party represented 10.1%, and a customer in the Health segment represented 10.2%.

3.10 Legal Proceedings

In April 2005, MultiPlan Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase of U.S. Health. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan advised us in 2005 that it had settled these hospital claims for an amount of US$750,000. In July 2005, we filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, we will retain all factual and other defences to the complaint. No decision has been rendered as of yet. We remain of the

view that the allegations are without merit and are taking all appropriate actions to vigorously defend our position.

In November 2004, we signed a ten-year agreement with Maximus BC Health Inc., Maximus BC Health Benefits Operations, Inc., Maximus, Inc. and Maximus Canada Inc. (collectively "Maximus"), which led a consortium which was awarded a ten-year contract by the B.C. Ministry of Health Services to develop a solution for the improvement of the systems administered by the Province's Health Benefits Operations division. In September 2006, Maximus attempted to terminate the subcontract. In September 2006 we initiated an arbitration process with Maximus. We contend that Maximus prevented us from carrying out our obligations under the subcontract and are seeking payment from Maximus for damages resulting from Maximus' breach of duty of good faith and negligent misrepresentation, or, in the alternative, damages for Maximus' wrongful termination of the subcontract. All work has been suspended under the subcontract.

In 1999, we acquired a provider of electronic mortgage processing services to the Québec market. Under the terms of the agreement of purchase and sale, we issued 100,000 Shares. A contingent payment to a maximum of $18,000,000 was also payable if certain financial thresholds were met. As these thresholds were not met, Emergis did not pay any contingent payment to the vendor. In 2003, the vendor commenced legal proceedings against Emergis in Quebec Superior Court, claiming the maximum amount of such contingent payment. No trial date has been set yet in this matter and trial is not expected before 2008. Disclosure of this claim is provided in this Annual Information Form because it is required due to the value of the amount claimed compared to the current assets of the Company for the year ended December 31, 2006, but it does not reflect any changes in the view of management of the Company as to the merits of this claim. Management of the Company is of the view that the claim is without merit and we are taking all appropriate actions to vigorously defend our position.

In the normal course of operations, we can become involved in various claims and legal proceedings, contract terminations, acquisition adjustments, price disputes, product warranty recourses, commercial disputes, employee lay-off disputes and other employee-related disputes. While the final outcome with respect to claims and legal proceedings cannot be predicted with certainty, it is the opinion of management that their resolution should not have a material adverse effect on our consolidated balance sheet or statement of earnings.

3.11 Material Contracts

A list of contracts entered into by us since January 1, 2002 that are material to us (other than contracts entered into in the ordinary course of business) and are still in effect is set out below. Particulars of these contracts are set out elsewhere in this Annual Information Form in the section applicable to each such contract.

- Stock Purchase Agreement entered into between BCE Emergis Inc., Multiplan Inc., BCE Emergis US Holdings Inc. and BCE Emergis Corporation on December 31, 2003, as amended;

- Share Purchase Agreement entered into between Emergis Networks Systems Inc., BCE Emergis Inc. NDC of Canada Inc. and NDCHealth Corporation on March 17, 2005;

- Asset Purchase Agreement entered into between Emergis Pharmacy Systems Inc., NDCHealth Pharmacy Systems and Services, ULC, NDCHealth Corporation and Emergis Inc. on March 17, 2005, as amended;

- Amended and Restated Asset Purchase Agreement entered into between Frontline Solutions Inc, Ian Reich and Emergis Inc. on May 18, 2006; and

- Share Purchase Agreement entered into between Emergis Inc. and the former shareholders of Dinmar Consulting Inc, on July 7, 2006, as amended.

3.12 Interests of Experts

Our external auditors, Deloitte & Touche LLP, have confirmed to the Audit Committee of the Board of Directors of Emergis that they are independent in accordance with the Code of Conduct of the Ordre des comptables agréés du Québec.

3.13 Competition

We face significant competitors in all of our service offerings. However, we believe that no single competitor offers an integrated suite which incorporates all of our services. Our competitors in the claims adjudication and transportation market include ClaimSecure Inc., ESI Canada Inc., Medavie Blue Cross, Green Shield Canada, Electronic Data Systems Corporation, Deltaware Systems Inc., Propharm and XWave. In the pharmacy management services market, our existing and potential competitors include Services Logipharm Inc., Kroll Computer Systems Inc., Informatique D.L.D. Inc., Master Merchant Systems Software Inc., IdealPoint Inc. and Positec Inc., as well as providers of pharmacy management services to non-community pharmacies such as Medisolution Ltd. and Logibec Groupe Informatique Ltée. In the EHR services and solutions market, our competitors include large integrators such as Electronic Data Systems Corporation, International Business Machines Corporation, Cap Gemini Ernst & Young, CGI Group Inc., Siemens AG, Cerner Corporation, McKesson Corporation and General Electric, as well as specialized companies such as Orion Health. Key competitors in our cash management business and our debit and credit card authorization business include, amongst others, First Data/Paymentech Canada Partner Inc., Moneris Solutions Corporation, Global Payment Systems of Canada, Ltd. and First Data Corporation. In our mortgage document processing services, our existing and potential competitors include First Canadian Title, Resolve Inc., Centract Settlement Services Inc. and Teranet Inc., and in our other Finance service areas, our competitors include major information technology service companies and financial transaction processors such as International Business Machines Corporation and First Data Corporation.

Our industry is, and will continue to be, highly competitive and we face competition for each of our individual services from numerous competitors who have substantial marketing, personnel and technological resources. Many firms offer competing services in health claims processing, pharmacy/prescription solutions, payment and lending. In the health

sector, certain companies provide an array of services, some of which may be competitive to our claims processing and EHR solutions. In some areas, we may compete with internal groups of major organizations.

We believe that the principal competitive factors in our industry include:

- Ownership of technology and the ability to continue to enhance and improve technology;
- Establishing business relationships within industry segments and their communities;
- Technical and strategic expertise;
- Process expertise;
- Leading-edge technology;
- Scalability of services;
- Quality and reliability of services;
- Speed of development and implementation of solutions;
- Pricing of services;
- Return on investment to our investors compared to cost and up-front fees;
- Suppliers' brand-recognition, size and financial strength; and
- Strategic alliances and commercial relationships.

3.14 Employees

As at December 31, 2006, we had 938 employees. Among these employees, 488 employees were dedicated to our Health business segment, 132 were dedicated to our Finance business segment, and 219 were shared by both segments. These employees are involved in sales, marketing and service delivery and operations. The remaining 99 employees were engaged in administrative and support functions, such as finance, legal and human resources.

Our employees are not represented by a labour union.

3.15 Risks and Uncertainties

We are subject to a number of risks and uncertainties, including the following:

General economic factors

General economic conditions, consumer confidence and spending, and the demand for and the prices of our solutions affect our business. When there is a decline in growth or uncertainty in the economy or in retail and commercial activity, there tends to be a lower

demand for our solutions.

Weak economic conditions may also negatively affect the financial condition and credit risk of our customers. This could increase uncertainty about our ability to collect receivables. We are also affected by fluctuations in the currency exchange rates between the Canadian and United States dollars.

Adverse industry events

Certain adverse events in our industry could have a material and detrimental effect on our business. Should one or more companies in our industry experience a material adverse event in their operations or business, such event or events could result in a negative effect on the industry as a whole. Examples of such events could include privacy breaches, material defects in software, failures in the processing of transactions and a significant loss of data.

Adoption rate of our solutions by customers and by related electronic trading communities

We must increase the number of transactions we process to build recurring revenue. This increase will depend on the rate at which our customers and their trading communities adopt our solutions. It will also depend on the effectiveness of our sales force as well as our ability to stimulate our customers' sales to their trading communities and influence our customers' marketing plans for our solutions.

Some of our customers and their trading communities may not adopt our solutions for a number of reasons, including, but not limited to:

- Security risks in transporting and storing confidential information, including concerns relating to the potential for user impersonation and fraud or theft of stored data and information communicated over the Internet; and

- The need to operate with multiple and frequently incompatible products.

Businesses, which have invested substantial resources in other methods of conducting business, may be reluctant to adopt new methods. Also, businesses with established patterns of purchasing goods and services and effecting payments may be reluctant to change.

Delivery delays or failures

We are required in our agreements with our customers to deliver our solutions on schedule. The development projects under these contracts are frequently complex and resource intensive. Often, these projects require the use of highly specialized personnel who are much in demand. Delivery of these projects on time requires strong organization and sufficient access to personnel and resources. Failure to deliver in a timely manner could result in a breach of contract, loss of an important customer, claims for damages and damage to our reputation.

Non-renewal of major contracts which expire in the near term

Losing a contract with a major customer that we cannot replace or experiencing a significant decrease in the number of transactions we process for that customer could have a material adverse effect on our business and operating results. Approximately 50% of our revenue is derived from our ten largest customers. Most of our major contracts are for a term of three to seven years and a certain number of these contracts come up for renewal each year.

Complexities in signing large customer contracts

In order to win large customer contracts, we must understand the complexities of the decision-making process for awarding such contracts. For example, for large government contracts, our sales efforts must take into account the potential requirement for changes in legislation in order for a government to use our solutions. We must also allow for potential changes in governments and frequent changes in personnel with whom we may interact. These complexities can create significant delays and/or uncertainties in the signing of large customer contracts.

Customers developing internal solutions

Certain of our customers may wish to develop internally the capability necessary to perform the services we perform on their behalf. In particular, certain governmental authorities may wish to develop internally the capability necessary to process health claims electronically and require health care providers, users and/or payors to use such capability to process their claims. Should some of our customers develop such capability, it could materially harm our business and operating results.

Response to industry's rapid pace of change

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new technologies and solutions and upgrade existing solutions.

We may face additional financial risks as we develop new solutions and technologies, and update them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, solutions or enhancements within a reasonable time, or that there will be a market for them. New solutions that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Limited time to capitalize on market opportunities

Many of our solutions, particularly in the health sector, have a limited period in which they can be successfully sold before potential customers acquire or internally develop a competing solution, or the technology and the market evolves in a manner which reduces the market opportunity for these solutions. We must capitalize quickly on these market opportunities if we are to successfully realize on our marketing plans and strategy. There can be no assurance that we will be able to capitalize on these opportunities in a timely manner.

Competition

We face competition from companies selling similar solutions as well as from potential customers operating in-house solutions, which will impact our ability to grow or maintain our revenue base. Competition may also affect the solution functionality we must develop and the selling strategies we must adopt.

Many of our competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed.

Competition could affect our pricing strategies, and lower our revenue and net income. It could also affect our ability to retain existing customers and attract new ones. Competition may also come from potential or existing customers who may choose to develop in-house solutions rather than use our solutions.

Pricing pressures

Our traditional pricing structure, based on transaction fees, has been widely accepted by our customers and has provided us with a relatively predictable stream of recurring revenue. If we are not able to consistently apply this pricing structure, we may not be able to generate revenue streams of the size or predictability that we have been able to generate in the past.

Operating results

We have announced plans to grow our business in the Health and Finance sectors. If we fail to successfully carry out these plans, there could be a material adverse effect on our results of operations.

We have incurred losses in the past. Our revenue depends substantially on the volume of services our customers purchase throughout the year. Our 2007 targets assume the signature of contracts in new markets. In this regard, we are pursuing large opportunities that require a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they

may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression that may not be realized.

Our operating results have fluctuated in the past, mainly because of terminations of existing contracts, reduced revenue from non-core operations, the effect of acquisitions, dispositions and exited activities, and variability in non-recurring revenue. Fluctuations could continue in the future. If our operating results fail to meet analysts' consensus, the trading price of our Shares could decline. In addition, significant fluctuations in our operating results may harm our business operations by making it difficult for us to implement our business plan.

Acquisitions

Our growth strategy includes making strategic acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have sufficient resources to complete any acquisition. There could be difficulties in integrating the operations of acquired companies with our existing operations.

Strategic relationships

We rely on strategic relationships to increase our revenue base. If these relationships fail, materially change or are discontinued, there could be a material adverse effect on our business and operating results.

Some of our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As such, some of the parties with whom we have strategic relationships could provide the same services themselves or source them from our competitors. In addition, the other parties may not view their relationships with us as significant for their own businesses. Therefore, they could reduce their commitment to us at any time in the future. These parties could also pursue alternative technologies or develop alternative services, either on their own or in collaboration with others, including our competitors. Further, we may now or in the future be competing with some of the parties with which we have strategic relationships. If we are unable to maintain our strategic relationships or to enter into additional strategic relationships, we will have to devote substantially more resources and capital to the development of technology, which could materially harm our operating results.

Exposure under contract indemnities

We provided an indemnification to the buyers in the sale agreements regarding the business operations of U.S. Health (see Section 2.1(7) – "Sale of U.S. Health"). Except for claims made before the end of April 2005 (see Section 3.10 – "Legal Proceedings"), the indemnities at this time cover principally potential tax liabilities for which there is no deductible and no maximum amount and which remain in force until the expiry of the applicable statute of limitations. A claim for indemnification under these agreements could have a material adverse effect on our business and operating results.

Defects in software or failures in the processing of transactions

Defects in owned or licensed software solutions, delays in delivery, as well as failures or mistakes in processing electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment, our applications and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. However, there can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations.

Defects or errors in our software solutions or delays, failures or mistakes in our processing of electronic transactions could result in:

- additional development costs;

- diversion of technical and other resources from our other development efforts;

- delayed or lost revenues;

- the need to provide additional services to a client at no charge;

- loss of credibility or negative publicity, which could harm our ability to attract new clients or retain existing clients;

- harm to our reputation; and

- exposure to liability claims for damages, which could be substantial.

Technologies supplied to us by third parties may also contain undetected errors or defects. These defects, as well as any of the foregoing results thereof, could materially harm our business and operating results.

In our operations, we often process transactions involving substantial sums of money. As a result, processing failures or mistakes could expose us to liability. Although we attempt to limit our potential liability for warranty claims through disclaimers and limitation-of-liability provisions in our customer agreements, there can be no assurance that these measures will be successful in limiting our liability. Furthermore, our general liability insurance coverage may not continue to be available on favourable terms or in amounts sufficient to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion against us of any large claim could materially harm our business and operating results.

We rely on technologies that are provided to us by technology partners and incorporated in our solutions. Failure by any such technology partner to provide such technology in a timely manner and to meet our quality requirements, or our inability to obtain substitute technologies or alternative providers on terms acceptable to us could harm our ability to maintain some of our operations and could materially harm our business and operating results.

Security and privacy breaches

If we are unable to protect the physical and electronic security and privacy of applications, databases and transactions, our business, including customer relationships, could be materially adversely affected. A security or privacy breach may:

- cause our clients to lose confidence in our services;

- deter clients from using our services;

- harm our reputation;

- expose us to liability;

- increase our expenses from potential remediation costs; and

- decrease market acceptance of electronic transactions.

There can be no assurance that the applications we use for data security and integrity will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential customers. Any failures in our security and privacy measures could materially harm our business and operating results.

Key personnel

We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. Many of our projects are resource intensive. Often, these projects require the use of highly specialized personnel who are in much demand. If we are unable to attract and retain highly skilled personnel, our business could be materially adversely affected.

Protection of intellectual property

We depend on our ability to develop and maintain the proprietary aspects of our technology. We may not be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property. If we are unable to do so, our business could be materially adversely affected.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use information that we regard as

proprietary. Policing unauthorized use of our intellectual property is difficult and expensive, and while we are unable to determine the extent to which piracy of our intellectual property exists, piracy may be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of Canada and the United States. We intend to vigorously protect our intellectual property rights through litigation and other means. However, such litigation can be costly.

Intellectual property infringement claims

Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results. There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. We expect that providers of electronic business solutions may increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Such claims could be time-consuming, result in costly litigation, cause implementation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could materially harm our business and operating results.

Industry and government regulation

Governments could implement policies adversely affecting our business. Additional regulations and laws respecting privacy and the safeguarding of personal information could also result in additional operating costs. We operate in an industry which is subject to regulatory scrutiny. An adverse regulatory or judicial decision or order could have an adverse effect on our business and results of operations.

3.16 Dividends and Other Returns to Shareholders

It has not been our practice to pay dividends in the past. Any decision to pay dividends on the Shares will be made by the Board of Directors on the basis of our earnings, financial requirements or other conditions existing at such future time.

In connection with the sale by BCE of their interest in Emergis, we paid a special cash distribution by way of return of capital of $1.45 per Share, representing an aggregate special distribution of approximately $150.0 million.

Investors in our Shares should consult their own tax advisers as to their ability to deduct interest on funds borrowed to invest in our Shares for income tax purposes in light of the statements made in this document on our intentions with respect to the payment of dividends in the foreseeable future.

ITEM 4. MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis for the fiscal year ended December 31, 2006 is

incorporated herein by reference and may be found on SEDAR at www.sedar.com.

ITEM 5. MARKET FOR SECURITIES

The Shares are listed for trading on the TSX under the symbol EME. Our transfer agent is CIBC Mellon Trust Company. The register of transfers of our securities is located in Montréal, Québec.

The following is a description of the price ranges and volume of our Shares on the TSX in 2006 by month:

Month	High	Low	Close	Volume Traded
January	4.68	4.07	4.11	2,965,592
February	5.17	4.08	5.07	11,327,434
March	5.45	4.90	4.92	5,456,051
April	5.33	4.78	5.04	1,770,627
May	5.20	3.70	5.01	3,010,798
June	5.25	4.90	5.10	2,937,440
July	5.49	4.90	5.17	2,433,867
August	5.31	4.80	5.31	3,720,431
September	5.48	5.07	5.35	2,632,769
October	5.79	5.20	5.46	3,711,423
November	5.45	5.00	5.25	4,180,530
December	5.59	5.02	5.28	2,716,672
2006	5.79	3.70	5.28	236,718,814

ITEM 6. DIRECTORS AND OFFICERS

6.1 Board of Directors

The following table states, as of February 21, 2007, the names of the members of the Board of Directors of Emergis, their province or state of residence, their principal occupation, and the date of their election to the Board of Directors.

Name and Province/State of Residence	Position with Emergis	Principal Occupation	Director since
FRANÇOIS COTÉ *Québec, Canada* *Age 48*	Director; President and Chief Executive Officer of Emergis	President and Chief Executive Officer of Emergis	November 2004

Name and Province/State of Residence	Position with Emergis	Principal Occupation	Director since
PIERRE DUCROS[1] *Québec, Canada* *Age 67*	Director; Chairman, Human Resources and Corporate Governance Committee	Corporate director	January 1997
J. SPENCER LANTHIER *Ontario, Canada* *Age 66*	Director; Chairman, Audit Committee	Corporate director	February 2003
PETER C. MAURICE[2] *Ontario, Canada* *Age 69*	Director; Member, Human Resources and Corporate Governance Committee and Audit Committee	Corporate director	June 2004
JEAN C. MONTY[3] *Québec, Canada* *Age 59*	Director; Chairman, Board of Directors; Member, Human Resources and Corporate Governance Committee	Corporate director	June 2004
ERIC ROSENFELD[4] *New York State, United States of America* *Age 49*	Director; Member, Audit Committee	President & CEO of Crescendo Partners L.P.	July 2004
RON ZAMBONINI[1] *Ontario, Canada* *Age 60*	Director; Member, Human Resources and Corporate Governance Committee	Corporate director	June 2004

1 Mr. Pierre Ducros and Mr. Ron Zambonini were directors of Cognos Incorporated in 2006 when a cease trade order was imposed by the Ontario Securities Commission on the basis that such company had not published its yearly financial statements in a timely manner due to issues with the Securities Exchange Commission that were still unresolved at the time. In July 2006 the SEC indicated its satisfaction with the position of Cognos Incorporated and the cease trade order was lifted in August 2006.

2 Mr. Peter C. Maurice was a Director of Silcorp Ltd. which filed for protection in 1993 under the *Companies' Creditors Arrangement Act* ("CCCA"). Mr. Maurice was appointed as member of the Audit Committee on February 17, 2006.

3 Mr. Jean Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

4 Mr. Eric Rosenfeld was a director of Hip Interactive Corp in 2005 while a cease trade order was issued on the basis that such company did not file its year-end financial information. Mr. Rosenfeld then resigned from the Board. An interim receiver was later appointed.

Mr. Côté joined Emergis in September 1998, first in a corporate role and then as Executive Vice-President of the Health Solutions Group (Canada) and later as President of the Health Solutions Group (North America) until the sale of our U.S. Health operations in March 2004. He then left the Company and rejoined as President and Chief Executive Officer in November 2004. Prior to joining Emergis, Mr. Côté held a variety of management positions during a career that spanned 16 years at Bell Canada. He holds a Bachelor's degree in Industrial Relations from Laval University.

Mr. Ducros was, until 1996, Chairman, President and Chief Executive Officer of DMR Group Inc., an information technology company, which he co-founded in 1973. Prior to that, he held a variety of management positions at IBM Canada Limited. Mr. Ducros holds an engineering degree from McGill University.

Mr. Lanthier was Chairman and Chief Executive Officer of KPMG Canada, and a member of the International Executive Committee of the Board of KPMG from 1993-1999. Prior to that, Mr. Lanthier held various senior positions within KPMG Canada. He is a Chartered Accountant.

Mr. Maurice held increasingly senior positions at Canada Trust, culminating in his appointment as President and Chief Executive Officer in 1990. Mr. Maurice retired as Vice-Chairman of CT Financial Services Inc. in 1998. Mr. Maurice holds an engineering degree from the University of Western Ontario and a MBA from York University.

Mr. Monty was President and Chief Executive Officer of BCE Inc. from May 1998 to April 2000 and then Chairman of the Board and Chief Executive Officer until April 2002 when he retired after a 28-year career in the BCE group. From 1992 to 1997, he held executive positions at Nortel Networks Corporation, including the position of Vice-Chairman and Chief Executive Officer. Mr. Monty holds a Master of Arts in economics from the University of Western Ontario, and a MBA from the University of Chicago.

Mr. Rosenfeld is President and Chief Executive Officer of Crescendo Partners, L.P. which he formed in 1998. Crescendo Partners, L.P. is a New-York based investment firm which is an affiliate of Crescendo Partners L.P. Series M which owns 13,839,700 Shares, or approximately 15.2% of our outstanding Shares. Prior to forming Crescendo, he held managing positions at CIBC Oppenheimer and its predecessor company, Oppenheimer & Co., Inc. for fourteen years. Mr. Rosenfeld holds a MBA from Harvard University and an AB degree in economics from Brown University.

Mr. Zambonini held increasingly senior positions at Cognos Incorporated, mainly in research and development, culminating in his appointment as President and Chief Executive Officer in 1995, a position he held until he became Chairman of the Board in June 2004. Cognos delivers software relating to business intelligence and corporate performance management. Prior to joining Cognos in 1989, he held positions in various technology companies.

The term of office of the directors of Emergis runs until the next annual meeting of shareholders, or until the directors otherwise cease to hold office.

6.2 Committees of the Board of Directors

The Board of Directors of Emergis has two standing committees: the Audit Committee and the Human Resources and Corporate Governance Committee.

6.3 Audit Committee

Audit Committee Charter

The mandate of the Audit Committee is to assist the Board in its oversight of the following:

- the integrity of the Corporation's financial statements and related information;
- the Corporation's compliance with applicable legal and regulatory requirements as well as business ethical standards;
- the independence, qualifications and appointment of the shareholders' auditors;
- the performance of the Corporation's internal auditor and shareholders' auditors;
- management responsibility for financial disclosure and reporting on internal controls; and
- risk management policies and procedures and the retirement benefit programs.

The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.

The Audit Committee is composed of a minimum of three members which must meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors. The quorum is two members and questions are decided by a majority of the votes cast, except where only two members are present, in which case any question must be decided unanimously. The Committee must meet separately in the absence of management and the external auditors at each regularly scheduled meeting. The Committee reports regularly on its activities and recommendations to the Board of Directors.

A copy of the Audit Committee's charter is attached as Appendix A.

Composition of Audit Committee

As at February 21, 2007, the Audit Committee consisted of the following individuals: J. Spencer Lanthier (Chairman), Eric Rosenfeld and Peter Maurice. Each of these individuals is independent and financially literate.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member are as follows:

Mr. Spencer Lanthier has been a Chartered Accountant since 1965. From 1972 to 1999, Mr. Lanthier was a partner at KPMG, one of the world's largest accounting firms, where he oversaw audits of some of Canada's largest corporations. From 1993-1999, Mr. Lanthier was Chairman and Chief Executive Officer of KPMG Canada, and a member of the International Executive Committee of the Board of KPMG. Mr. Lanthier is, or has been, the Chairman of the Audit Committee of several Canadian public companies.

Mr. Eric Rosenfeld has an A.B. in Economics from Brown University, and a Masters in Business Administration from Harvard University. Mr. Rosenfeld has over twenty-five years investment experience and is a member of the board of directors of a number of public corporations.

Mr. Peter Maurice has a Masters in Business Administration from York University. At Canada Trust (later named CT Financial Limited), he had executive responsibility for Finance and Investments before becoming President and Chief Executive Officer and then Vice-Chairman of the Board of Directors. As Chief Financial Officer and Chief Executive Officer of a major Canadian financial institution, Mr. Maurice has developed a good sense of how effective controls and accounting systems work. He is Chairman of the Audit Committee of Dofasco Inc.

Pre-Approval Policies and Procedures

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The Audit Committee has adopted a policy that prohibits the Corporation from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services.

External Audit Service Fees

Below is a description of the fees billed by our external auditors, Deloitte & Touche LLP, in the last two fiscal years:

	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2006	$684,000	$167,384	$12,899	None
2005	$891,190	$281,719	$28,350	None

Audit fees paid to Deloitte & Touche LLP are for the audit and review of our financial statements and other services in connection with our statutory and regulatory filings.

Audit-related fees paid to Deloitte & Touche LLP in 2006 include fees relating to various audits regarding internal controls, professional fees relating to due diligence work in connection with the purchase of Dinmar and to translation services for our annual financial disclosure documents.

Audit-related fees paid to Deloitte & Touche LLP in 2005 include fees relating to various audits regarding internal controls and to translation services for our annual and interim financial disclosure documents.

Tax fees include fees relating to tax compliance and commodity tax advice.

6.4 Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee (the "HRCGC") of the Board of Directors is responsible for the administration and the periodic assessment of our human resources programs and corporate governance policies to ensure they continue to support our business strategy and deliver shareholder value.

Specifically, the HRCGC assists the Board of Directors in:

- Developing and implementing the Corporation's corporate governance guidelines; identifying individuals qualified to become Board members; determining the composition of the Board of Directors and its committees and the directors' remuneration for Board and committee service, as well as developing and overseeing a process to assess the Board and Committees' effectiveness and the performance of chairs

and individual directors;
- Overseeing the appointment, compensation, performance and succession of the President and CEO, all officers and other management personnel, including reviewing any major changes to the Corporation's benefit, incentive and retirement plans; and
- Reviewing and interpreting the Corporations' Code of Business Conduct and other related policies and recommending changes as deemed appropriate.

As at February 21, 2007, the HRCGC consisted of the following individuals: Pierre Ducros (Chairman), Ron Zambonini, Jean Monty and Peter C. Maurice.

A copy of the HRCGC's charter is attached as Appendix B.

6.5 Officers

The following table lists the names of the Officers of Emergis as of February 21, 2007, their provinces of residence, their positions held with Emergis and the date when they were first appointed as an Officer of Emergis.

Name and Province of Residence	Position with Emergis	Date of Appointment as Officer
CARLOS CARREIRO *Québec, Canada*	Executive Vice President, Service Delivery and Operations	April 2005
ROBERT COMEAU *Québec, Canada*	Chief Financial Officer	June 2005
FRANÇOIS COTÉ *Québec, Canada*	President and Chief Executive Officer	November 2004[1]
MARC FILION *Québec, Canada*	Executive Vice-President – Health Claims Management	November 2004
FRANÇOIS GRATTON *Québec, Canada*	Executive Vice President, Provider Solutions	May 2006
MARK GROPER *Ontario, Canada*	Executive Vice-President, Health - Public Sector	July 2006
MONIQUE MERCIER *Québec, Canada*	Executive Vice-President, Law and Human Resources	May 1999

[1] Mr. Côté first joined Emergis in September 1998. After the sale of our U.S. Health operations, Mr. Coté left the Company and rejoined as President and Chief Executive Officer in November 2004.

Carlos Carreiro has been Executive Vice-President, Service Delivery and Operations with Emergis Inc. since November 2004. He joined Emergis in December 2000 as Senior Vice-President, Operations, and from 2003 to the sale of our U.S. Health operations in 2004, he was Chief Technology Officer of our U.S. Health operations, and relocated to the Washington D.C. area. Prior to joining Emergis, Mr. Carreiro held various senior positions in a securities industry firm and from 1995 to 2000 was Vice-President, Outsourcing at CGI.

Robert Comeau was appointed Chief Financial Officer of Emergis in June 2005. Mr. Comeau is a Chartered Accountant with extensive financial and information systems experience. Prior to joining Emergis, Mr. Comeau had been Chief Executive Officer, Chief Financial Officer and a Board member of Media5 Corporation, leading a growing organization in the Voice over IP sector. His experience extends to Nortel Networks where

he held positions of increasing responsibility up to and including Vice-President, Finance, Operations and where he gained international experience as Chief Financial Officer and Chief Information Officer for Matra Nortel Communications in France.

Marc Filion was appointed Executive Vice-President – Health Claims Management in February 2006. Marc Filion has been with Emergis since 1998. He has occupied senior management positions at Emergis which included Executive Vice-President Business Development and Corporate Strategy, Executive Vice-President of Complex Bids, President of webdoxs, Executive Vice-President of Business Development and Strategic Partnerships and, in the early years of the Company, Senior Vice-President Product and Marketing. Prior to joining Emergis, Mr. Filion held leadership positions within the BCE family of companies in various roles encompassing strategic planning, marketing management, solution development, outsourced operations, human resources management and sales management. Mr. Filion holds a MBA in strategy and marketing from UCLA Anderson School of Management and a BA in Marketing from HEC Montréal.

François Gratton was appointed Executive Vice-President, Provider Solutions of Emergis in January 2007. Mr. Gratton joined Emergis in 2002 in Mergers and Acquisitions. He became Vice-President, Integration and Product development in the health-related solutions unit, and then Senior Vice-President, Provider Solutions. Prior to joining Emergis, Mr. Gratton worked in Mergers and Acquisitions at a leading national law firm. Mr. Gratton holds an MBA from Harvard Business School and an LLB from Université de Montréal. He sits on the Board of the Canadian Healthcare Information Technology Trade Association (CHITTA).

Mark Groper joined Emergis in connection with its acquisition of Dinmar in July 2006. He was appointed Executive Vice-President, Health - Public Sector in January 2007. Prior to founding Dinmar in 1992, Mr. Groper was an information systems consultant with one of the world's big five accounting firms, directing private and public sector organizations in the strategic use of information technology. Working initially in a variety of industries, including finance, aviation and government, and subsequently specializing in the health care industry, he gained a wide range of experience at the local, regional and national health care levels. Mr. Groper's leadership in the industry has led to his appointment to the boards of directors of other organizations involved in health care. Mr. Groper holds a Bachelor of Computer Science degree from Carleton University.

Monique Mercier has been Executive Vice-President, Law and Human Resources of Emergis since November 2004, responsible for legal and human resources matters. Ms. Mercier joined the Company as chief legal officer and corporate secretary in May 1999. Prior to joining Emergis in May 1999, Ms. Mercier held various positions with the BCE group of companies. Prior to 1989, she was a tax lawyer with the Canadian firm of Stikeman Elliot. Ms. Mercier is a graduate of the Université de Montréal law school and holds a master's degree in politics (M. Phil.) from Oxford University, England. She is the recipient of numerous scholarships and awards, including the Commonwealth Scholarship from 1979 to 1982 and the Queen's Golden Jubilee Medal in 2002.

As at February 21, 2007, the directors and officers of Emergis, as a group, beneficially owned, directly and indirectly, 5,182,352 Shares, representing approximately 5.8% of our outstanding Shares.

ITEM 7. ADDITIONAL INFORMATION

7.1 Annual Report & Proxy Circular

Our management proxy circular dated February 21, 2007 relating to the annual meeting of shareholders, which will be held on May 10, 2007, contains additional information with respect to the remuneration of directors and officers, our principal shareholders, our Share option plan and the interest of insiders in material transactions, if any. Our consolidated financial statements for the year ended December 31, 2006, included in our annual report, contain additional financial information. Any interested person can obtain a copy of these documents without charge from the Corporate Secretary of Emergis at 1000 de Serigny, Longueuil, Québec, Canada, J4K 5B1 (Tel.: (450) 928-6000). These documents, and additional information relating to Emergis, may also be found on SEDAR at www.sedar.com.

We shall provide to any person or company, upon request to our Corporate Secretary at the above address:

(1) This annual information form together with any document or the pertinent pages thereof, incorporated herein by reference;

(2) The financial statements of Emergis for its most recently completed financial year together with the accompanying report of the auditors and any published interim financial statements of Emergis subsequent to the financial statements for its most recently completed financial year;

(3) Our management proxy circular in respect of our most recent annual meeting of shareholders that involved the election of directors, or any annual filing prepared in lieu of that information circular, as appropriate; and

(4) Any other documents that are incorporated by reference into a preliminary short-form prospectus pursuant to which securities of Emergis are in the course of a distribution.

Appendix A

Audit Committee Charter

1. Purpose

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

(1) the integrity of the Corporation's financial statements and related information;

(2) the Corporation's compliance with applicable legal and regulatory requirements as well as business ethical standards;

(3) the independence, qualifications and appointment of the shareholders' auditors;

(4) the performance of the Corporation's internal auditor and shareholders' auditors;

(5) management responsibility for financial disclosure and reporting on internal controls; and

(6) Risk management policies and procedures and the retirement benefit programs.

2. Duties and Responsibilities

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

(1) Financial Reporting and Control

(a) On a periodic basis, review and discuss with management and the shareholders' auditors the following:

(i) The adequacy and quality of the Corporation's accounting principles, including all critical accounting policies and practices used by the Corporation; major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies;

(ii) analyses prepared by management and/or the shareholders' auditors setting forth significant financial reporting issues; judgments and key estimates that are material to the preparation of the financial statements; all alternative treatments of financial information within generally

accepted accounting principles that have been discussed between management and the shareholders' auditors, including the ramifications of the use of such alternate treatments, management and the shareholders' auditors preferred approach, as well as any other material communications with management;

(iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

(iv) the accounting treatment of significant risks and uncertainties; and

(v) the type and presentation of information to be included in earnings press releases (paying particular attention to any use of pro-forma or adjusted non-generally accepted accounting principles or information).

(b) Review and discuss with management and the shareholders' auditors, report and, where appropriate, provide recommendations to the Board of Directors on the following:

(i) the annual and interim consolidated financial statements, the Corporation's disclosure under "Management Discussion and Analysis", earnings press releases, other public disclosure documents containing material financial information and earnings guidance provided to analysts and rating agencies and, generally, on the integrity of the financial reporting of the Corporation;

- In addition, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the interim consolidated financial statements, the interim Corporation's disclosure under "Management Discussion and Analysis" for interim periods and interim earnings press releases and earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

(ii) any audit problems or difficulties and management's response, including any restrictions on the scope of the activities of the shareholders' auditors or on access to requested information and any significant disagreements with management; and

(iii) the procedures put in place by management for the review of public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the documents referred under item 2 a) above, including the periodic assessment of the adequacy of such procedures.

(2) Oversight of the Shareholders' Auditors

(a) Be directly responsible for the oversight of the work of the shareholders' auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Corporation or any subsidiary of the Corporation and provide recommendations to the Board of Directors on the appointment, terms of engagement, removal, independence and proposed fees of the shareholders' auditors for audit, review or attest services provided in connection with statutory and regulatory filings or engagements.

(b) Determine the nature of non-audit services mandates which the Corporation cannot grant to the shareholders' auditors.

(c) Pre-approve all engagements for permitted non-audit services, including audit-related services, to be provided by the shareholders' auditors to the Corporation and any subsidiary and to this effect, the Committee may establish specific policies and procedures for the engagement of the shareholders' auditors to provide to the Corporation and any subsidiary permitted non-audit services, including audit related services.

(d) Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of permitted non-audit services, including audit related services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

(e) Establish and review periodically policies for the rotation of the audit partner and the hiring of partners, employees and former partners and employees of the present and former shareholders' auditors.

(f) At least annually, consider, assess, and report to the Board of Directors on:

(i) the independence of the shareholders' auditors, including whether the shareholders' auditors' performance of permitted non-audit services is compatible with the shareholders' auditors' independence;

(ii) obtain from the shareholders' auditors a written statement (i) delineating all relationships between the shareholders' auditors and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders' auditors; and

(iii) the performance of the shareholders' auditors.

(g) At least annually, obtain and review a report by the shareholders' auditors

describing:

(i) the shareholders' auditors' internal quality-control procedures;

(ii) any material issues raised by the most recent internal quality-control review, or peer review of the shareholders' auditors firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders' auditors firm, and any steps taken to deal with any such issues.

(h) Oversee the resolution of any disagreement between management and the shareholders' auditors regarding financial reporting.

(i) Review the audit plan with the shareholders' auditors.

(j) Meet periodically, with the shareholders' auditors in the absence of management and the internal auditor.

(3) Oversight of the Internal Auditor

(a) Review and discuss with the internal auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following:

(i) the appointment and mandate of the internal auditor, including fees;

(ii) the scope and performance of the internal auditor, including a review of the annual internal audit plan and the coordination of such plan with the shareholders' auditors activities, and whether there are any restrictions or limitations on the internal auditor;

(iii) obtain periodic reports from the internal auditor regarding internal audit findings, including with respect to the Corporation's internal controls, and the Corporation's progress in remedying any material control deficiencies.

(b) Meet periodically, with the internal auditor in the absence of management and the shareholders' auditors.

(4) Oversight of the Corporation's Internal Control System

(a) Review and discuss with management, the shareholders' auditors and internal auditor, report and, when appropriate, provide recommendations to the Board of Directors on the following:

(i) the adequacy of the Corporation's internal control system, including

controls and security for computerized systems and data centers;

(ii) the compliance with the Code of Business Conduct by Directors, Officers and employees;

(iii) the Schedule of Authorities and the compliance by Officers and employees therewith;

(iv) the compliance by Directors, Officers and other management personnel with the Disclosure Policy; and

(v) the relationship of the Audit Committee with other committees of the Board of Directors and management.

(b) Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation's public disclosure documents.

(c) Review, monitor, report and where appropriate, provide recommendations to the Board of Directors on the Corporation's disclosure controls and procedures, including the Disclosure Policy.

(d) Establish and review periodically procedures, for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(e) Investigate any matter that, in its opinion, could impact the integrity of the Corporation's financial reporting or its compliance with laws and regulations.

(f) Meet periodically, with management in the absence of the shareholders' auditors and the internal auditor.

(5) Oversight of the Corporation's Risk Management

(a) Review, report and, where appropriate, provide recommendations to the Board of Directors on the following:

(i) the adequacy of the Corporation's processes for identifying, assessing and managing risk; and

(ii) the Corporation's major financial risk exposures and the steps the Corporation has taken to monitor and control such exposures.

(6) Retirement Benefit Programs

(a) Approve measurement and selection criteria with respect to i) the selection and replacement of the record keeper and custodian and ii) the selection and modification of the investment options offered to participants and the investment managers and the funds.

(b) Review at least quarterly with the DPSP/GRRSP Management Committee the activities and decisions taken by the Committee with respect to the administration and investment of the retirement benefit programs.

(7) Compliance with Legal Requirements

(a) Review and discuss with management, the shareholders' auditors and internal auditor, report and, when appropriate provide recommendations to the Board of Directors on the adequacy of the Corporation's processes for complying with laws and regulations.

(b) Receive, on a periodic basis, reports from the Corporation's Chief Legal Officer, with respect to legal issues that could have a significant impact on the Corporation's financial statements.

3. Evaluation of the Audit Committee and Report to Board of Directors

(1) The Audit Committee shall evaluate and review with the Human Resources and Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.

(2) The Audit Committee shall review and discuss with the Human Resources and Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.

(3) The Audit Committee shall report to the Board of Directors periodically on the Audit Committee's activities.

4. Outside Advisors

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

5. Membership

The Audit Committee shall consist of such number of Directors, not less than three nor more than six as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

6. Audit Committee Chair

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

(1) Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;

(2) In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;

(3) Chair meetings of the Audit Committee;

(4) In consultation with the Chief Executive Officer, the Corporate Secretary and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;

(5) In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary and, as required, other Officers, review the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

(6) Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee's approval are appropriately tabled at meetings;

(7) Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary and, as required, other Officers, the adequacy and timing of materials in support of management's proposals;

(8) Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

(9) Carry out any special assignments or any functions as requested by the Board of Directors.

7. Term

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until they otherwise cease to hold office.

8. Procedures for Meetings

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders' auditor, at each regularly scheduled meeting.

9. Quorum and Voting

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

10. Secretary

Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.

11. Vacancies

Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

12. Records

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

Appendix B

Human Resources and Corporate Governance Committee Charter

1. Purpose

The purpose of the Human Resources and Corporate Governance Committee (the "HRCGC" or the "Committee") is to assist the Board of Directors in:

(1) Developing and implementing the Corporation's corporate governance guidelines;

(2) Identifying individuals qualified to become Board members;

(3) Determining the composition of the Board of Directors and its Committees;

(4) Determining the Directors' remuneration for Board and Committee service;

(5) Developing and overseeing a process to assess the Board Chair, the Board, Board Committees, Chairs of Committees, and individual Directors; and

(6) Overseeing the appointment, compensation, performance and succession of Officers and other management personnel.

2. Duties and Responsibilities

The HRCGC shall perform the functions customarily performed by governance, nominating and compensation committees and any other functions assigned by the Board of Directors. In particular, the HRCGC shall have the following duties and responsibilities:

(1) Corporate Governance

(a) Report to the Board of Directors annually on matters of corporate governance, including standards of performance for Directors, the size of the Board, the structure, charter and composition of Board Committees and the Corporation's recommendations regarding shareholder proposals required by law to be included in the Corporation's proxy circular, as applicable.

(b) Develop and recommend to the Board of Directors a Board of Directors charter and a Statement of Governance Guidelines and Principles as well as the disclosure of the Corporation's governance guidelines and principles in the Corporation's public disclosure documents, in accordance with applicable laws and regulations, and review such guidelines and principles periodically but not less than annually, and recommend changes as deemed necessary.

(2) Directors

(a) Identify, consider and recommend for approval by the Board of Directors candidates qualified to become new Directors and the nominees for election at the next annual meeting of shareholders.

(b) Develop and recommend to the Board of Directors appropriate qualifications/criteria for the selection of Board of Directors members, including criteria for determining director independence.

(c) Conduct an annual review of the Directors' remuneration for Board and Committee service in relation to current norms, and recommend any change for Board of Directors' approval.

(d) Assist in the orientation of newly elected/appointed Directors, including in becoming acquainted with the Corporation and its governance process, and encourage continuing education opportunities for all members of the Board of Directors.

(3) Policies

(a) Oversee the charitable contributions of the Corporation where donations within a year exceed $200,000.

(b) Review, report, and where appropriate, provide recommendations to the Board of Directors on the Corporation's Code of Business Conduct and other related policies and guidelines, and recommend changes as deemed appropriate.

(c) Assist the Board of Directors, as required, in interpreting and applying the Code of Business Conduct and other related policies and guidelines.

(4) Evaluation of the Board of Directors and Committees of the Board and Report to the Board of Directors

(a) Develop and oversee on an annual basis a process to allow each director to assess the effectiveness and performance of (i) the Board of Directors and its Chair; (ii) the Committees of the Board of Directors and their respective Chairs and (iii) themselves as members of the Board of Directors; and review with the Board of Directors the results of such assessments.

(b) Evaluate, review and report to the Board of Directors on the performance of the HRCGC.

(c) Review and discuss with each of the Committees of the Board of Directors the appropriateness of the charter adopted by each such Committee, and as deemed appropriate recommend changes to the Board of Directors.

(d) Report to the Board of Directors periodically on its activities.

(5) Appointment of Officers, Succession Planning and Performance Assessment

(a) Consider and recommend for approval by the Board of Directors the appointment of the Chief Executive Officer and all other Officers of the Corporation.

(b) Review with the Chief Executive Officer management's assessment of existing management resources and plans for ensuring that qualified personnel will be available as required for succession to Officers and other management personnel, and to report on this matter to the Board of Directors at least once each year.

(c) Review and assess annually, in conjunction with the Board of Directors, the performance of the Chief Executive Officer against pre-set specific corporate and individual goals and objectives recommended by the HRCGC and approved by the Board of Directors.

(d) Review with the Chief Executive Officer the annual performance assessments of all other Officers against pre-set goals and objectives approved by the HRCGC, and report annually to the Board of Directors on these assessments.

(6) Compensation

(a) Oversee and recommend for approval by the Board of Directors the Corporation's executive compensation policy and specifically consider and recommend annually for approval by the independent directors of the Board of Directors all forms of compensation for the Chief Executive Officer.

(b) Review the Corporation's annual report on executive compensation for inclusion in the Corporation's public disclosure documents, in accordance with applicable rules and regulations.

(c) Review with the Chief Executive Officer any proposed major changes in organization consistent with the Schedule of Authorities.

(d) Review any proposed major changes in the design of the Corporation's benefit, incentive and retirement plans and recommend for approval any change requiring Board of Directors action, consistent with the Schedule of Authorities.

3. Outside Advisors

The HRCGC shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Committee. The Committee shall have the authority to approve any engagement of outside counsel and other outside advisors by an individual Board member.

4. Membership

The HRCGC shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. Each member of the Committee shall be independent of the Corporation as determined by the Board of Directors, in accordance with applicable laws, rules and regulations.

5. HRCGC Chair

The Chair of the HRCGC shall be appointed by the Board of Directors. The Chair of the HRCGC leads the Committee in all aspects of its work and is responsible to effectively manage the affairs of the Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Committee shall:

(1) Provide leadership to enable the Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;

(2) In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Committee;

(3) Chair meetings of the Committee;

(4) In consultation with the Chief Executive Officer, the Corporate Secretary and the Board Chair determine the frequency, dates and locations of meetings of the Committee;

(5) In consultation with the Chief Executive Officer, the Corporate Secretary and, as required, other Officers, review the meeting agendas to ensure all required business is brought before the Committee to enable it to efficiently carry out its duties and responsibilities;

(6) Ensure, in consultation with the Board Chair, that all items requiring the Committee's approval are appropriately tabled at meetings;

(7) Ensure the proper flow of information to the Committee and review, with the Chief Executive Officer, the Corporate Secretary and, as required, other Officers, the

adequacy and timing of materials in support of management's proposals;

(8) Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board of Directors following any meeting of the Committee, and

(9) Carry out any special assignments or any functions as requested by the Board of Directors.

6. Term

The members of the HRCGC shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until they otherwise cease to hold office.

7. Procedures for Meetings

The HRCGC shall fix its own procedure at meetings and for the calling of meetings. The Committee shall meet separately in executive session in the absence of management, at each regularly scheduled meeting.

8. Quorum and Voting

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Corporate Governance Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by the Committee members, except where only two members are present, in which case any question shall be decided unanimously.

9. Secretary

Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the HRCGC.

10. Vacancies

Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

11. Records

The HRCGC shall keep such records as it may deem necessary of its proceedings and shall report regularly on its activities and recommendations to the Board of Directors as appropriate.


Emergis

March 19, 2007

Dear Shareholder:

You are cordially invited to attend the 2007 Annual General Meeting of shareholders of Emergis Inc., which will take place on Thursday, May 10, 2007 at 2 p.m., in the Panoramic Hall of the Montréal Science Centre located at 2, de la Commune Street West, in the Old Port of Montréal, Québec. The meeting gives you the opportunity to learn more about your company and about its plans for the future. There will be an opportunity to ask questions and meet with management and the Board of Directors.

If you are unable to attend, you may listen to a live webcast of the meeting at www.emergis.com.

At the meeting, you will be asked to vote on a number of important matters. Please take the time to consider the information on these matters set out in the enclosed Notice of Annual General Meeting and accompanying Management Proxy Circular.

Your vote is important. Please complete, sign and date the form of proxy and return it in the enclosed envelope, whether or not you plan to attend the meeting. Returning the proxy will not limit your right to vote in person if you attend the meeting.

If you have any questions regarding the matters to be dealt with at the meeting or require additional copies of these documents, please call Emergis' transfer agent, CIBC Mellon Trust Company, at 1 800 387-0825 (toll free) within North America only.

Yours sincerely,

Jean C. Monty
Chairman of the Board of Directors

Emergis Inc.
1000, rue de Sérigny
Bureau 600
Longueuil, Québec J4K 5B1

TABLE OF CONTENTS


Emergis

NOTICE OF 2007 ANNUAL GENERAL MEETING

You are invited to the 2007 Annual General Meeting of shareholders.

When
Thursday, May 10, 2007 at 2:00 p.m. (Eastern Time)

Where
Panoramic Hall of the Montréal Science Centre
2, de la Commune Street West, in the Old Port of Montréal, Québec

What the Meeting is about:

- receiving the consolidated financial statements for the financial year ended December 31, 2006, together with the auditors' report thereon;
- electing Directors until the close of the next annual meeting;
- appointing auditors until the close of the next annual meeting;
- considering and, if thought fit, approving a resolution amending the Stock Option Plan;
- considering and, if thought fit, approving a resolution amending the Employee Share Purchase Plan; and
- transacting such other business as may properly be brought before the Meeting or any adjournment thereof.

You are entitled to receive notice of and vote at the Meeting or any adjournment if you were an Emergis common shareholder on March 19, 2007.

By order of the Board of Directors,

Monique Mercier
Executive Vice-President, Law and
Human Resources

Montréal, March 19, 2007

IMPORTANT

In order that the greatest possible number of shares may be represented and voted at the Meeting, registered shareholders who are unable to attend the Meeting should return their completed proxies to our transfer agent, CIBC Mellon Trust Company, before 4:45 p.m. (Eastern Time), Wednesday, May 9, 2007 or, in the event that the Meeting is adjourned, by no later than 4:45 p.m. (Eastern Time) on the business day prior to the day fixed for the adjourned meeting. Proxies can be sent to our transfer agent: (i) by MAIL by completing, dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in the enclosed prepaid envelope provided for that purpose, before the above mentioned date and time; (ii) on the INTERNET at www.eproxyvoting.com/emergis; (iii) by FAX at 1 866 781-3111 (toll-free within North America only); or (iv) by HAND DELIVERY to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall, Toronto, Ontario, Canada, M5H 4A6, or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6. **Please refer to the accompanying Management Proxy Circular for details.**

If you are not a registered shareholder (i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to Question No. 19 in the Management Proxy Circular, which explains how to vote your shares.



MANAGEMENT PROXY CIRCULAR DATED FEBRUARY 21, 2007

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

In this document, "you" and "your" refer to the shareholders and "Emergis", the "Corporation", the "Company" or "we", "us", "our" refer to Emergis Inc. The information in this document is at February 21, 2007, unless otherwise indicated. **To ensure representation of your shares at the meeting to be held in Montréal, Québec, on Thursday, May 10, 2007 (the "Meeting"),** PLEASE SELECT THE MOST CONVENIENT WAY FOR YOU TO EXPRESS YOUR VOTING INSTRUCTIONS (BY MAIL, ON THE INTERNET, BY FAX, HAND DELIVERY OR IN PERSON) AND FOLLOW THE RELEVANT INSTRUCTIONS. The following questions and answers provide guidance on how to vote your shares. **If you are not a registered shareholder, i.e., if your shares are held through a bank, trust company, securities broker or other nominee, please refer to Question No. 19, which explains how to vote your shares.**

1. **Q: WHOM CAN I CALL IF I REQUIRE ASSISTANCE IN COMPLETING MY PROXY FORM?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1 800 387-0825.

2. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT MY SHAREHOLDINGS IN EMERGIS?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1 800 387-0825 or your securities broker.

3. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT THE MATTERS BEFORE THIS MEETING?**
   A: Emergis Investor Relations at 450-928-6000.

4. **Q: WHO IS SOLICITING MY PROXY?**
   A: **The management of Emergis is soliciting your proxy.** Solicitation of proxies is undertaken by mail, by our employees or agents, and any costs thereof, which will be minimal, will be borne by us.

5. **Q: WHAT AM I VOTING ON?**
   A: **Four items: (1)** The election of Directors to the Board of Directors until the close of the next annual meeting; **(2)** the appointment of auditors until the close of the next annual meeting; **(3)** a proposed amendment to the Stock Option Plan; and **(4)** a proposed amendment to the Employee Share Purchase Plan. **Our Board of Directors and management are recommending that shareholders vote FOR all four items.**

6. **Q: WHAT IS THE REQUIRED APPROVAL LEVEL IN ORDER FOR THE RESOLUTIONS TO BE ADOPTED?**
   A: **The election of Directors, the appointment of auditors, the approval of an amendment to the Stock Option Plan, and the approval of an amendment to the Employee Share Purchase Plan will each be determined by a majority of votes cast at the Meeting by proxy or in person.**

7. **Q: WHO IS ENTITLED TO VOTE?**
   A: **Common shareholders as at the close of business on March 19, 2007** or their duly appointed representatives will be entitled to attend the Meeting or to register a vote.

   As at February 21, 2007, there were 89,588,724 common shares of the Corporation outstanding. Each common share entitles its holder to one vote.

8. **Q: BY WHEN MUST I VOTE?**
   A: **No later than 4:45 p.m. (Eastern Time) on Wednesday, May 9, 2007** (if you do not attend the Meeting in person). All shares represented by proper proxies received by CIBC Mellon Trust Company, our transfer agent, prior to such time will be voted for or against or withheld from voting, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Meeting.

9. **Q: WHAT HAPPENS IF I SIGN THE PROXY FORM AS DESCRIBED IN THIS MANAGEMENT PROXY CIRCULAR?**
   A: **Signing the enclosed proxy form (either in paper form or via the Internet with your control number) gives authority to Jean Monty, or François Côté, or J. Spencer Lanthier, or Pierre Ducros, all of whom are Directors, to vote your shares at the Meeting in accordance with the voting instructions you provide.** A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

10. Q: **CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?**

    A: **Yes. You have the right to appoint any other person, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to do so, please strike out those four printed names appearing on the proxy form and insert the name of your proxyholder in the space indicated or, if you are voting on the Internet, follow the instructions provided on the screen.** IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT ATTENDS THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF CIBC MELLON TRUST COMPANY.

11. Q: **HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?**

    A: **The persons named in the proxy form must vote or withhold from voting your shares in accordance with your instructions on the proxy form. In the absence of such instructions, however, your shares will be voted FOR the election of the nominees to the Board of Directors proposed by management in this Management Proxy Circular, FOR the appointment of Deloitte & Touche LLP as auditors, FOR the amendment to the Stock Option Plan, FOR the amendment to the Employee Share Purchase Plan and FOR management's proposals generally.**

12. Q: **IF I CHANGE MY MIND, CAN I REVOKE MY PROXY ONCE I HAVE SUBMITTED IT?**

    A: **Yes.** A shareholder who has voted by proxy may revoke it by voting again in any manner (mail, internet, fax, or hand delivery). In addition, you may revoke a voted proxy by depositing an instrument in writing, which includes another proxy form with a later date, executed by you or by your representative authorized in writing, with CIBC Mellon Trust Company at 320 Bay Street, Banking Hall, Toronto, Ontario, Canada, M5H 4A6 or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6, at any time before 4:45 p.m. (Eastern Time) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. You may also revoke a proxy in any other manner permitted by law.

    It should be noted that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by you in respect of business covered by that vote.

13. Q: **WHAT IF MY SHARES ARE REGISTERED IN MORE THAN ONE NAME OR IN THE NAME OF MY CORPORATION?**

    A: **If the shares are registered in more than one name, all those registered should sign the proxy form (whether in paper form or via the internet).** If the shares are registered in the name of your corporation or any name other than yours, we may require documentation proving your authority to sign the proxy form.

14. Q: **WHAT IF AMENDMENTS ARE MADE TO THE MATTERS DESCRIBED IN THIS CIRCULAR OR OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?**

    A: **The person(s) named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of 2007 Annual General Meeting and to other matters which may validly be brought before the Meeting.** As of the date of this Management Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters are validly brought before the Meeting, the person(s) named in the proxy form will vote on them in accordance with their best judgment.

15. Q: **IS MY VOTE CONFIDENTIAL?**

    A: **Yes.** CIBC Mellon Trust Company counts and tabulates the proxies. This is done independently to preserve the confidentiality of individual shareholders' votes. Proxies are referred to us only in cases where you clearly intend to communicate with management by making a written statement on the proxy form or in the event questions arise as to the validity of a proxy or when it is necessary to do so to meet the requirements of applicable law.

16. Q: **HOW CAN I CONTACT THE TRANSFER AGENT?**

    A: **You can contact the transfer agent by mail at:**

    CIBC Mellon Trust Company
    P.O. Box 7010 STN Adelaide
    Toronto, Ontario
    M5C 2W9

    or in person:
    Toronto: 320 Bay Street, 3rd Floor
    Montréal: 2001 University Street, Suite 1600

    or by email:
    inquiries@cibcmellon.com

    or by phone:
    at 1 800 387-0825
    (toll-free within North America only)

    or by fax:
    at 416 643-5501

17. Q: **WHO ARE THE PRINCIPAL SHAREHOLDERS OF THE CORPORATION?**

A: To the knowledge of our Directors and Officers, the only persons who beneficially own or exercise control or direction over more than 10 percent of our issued and outstanding common shares as at February 21, 2007 are: Crescendo Partners II L.P. Series M which owned 13,649,300 common shares representing approximately 15.2 percent of our issued and outstanding common shares at such date; and Letko Brosseau & Associates Inc. which we believe exercises control or direction over 14,267,700 common shares representing approximately 15.9 percent of our issued and outstanding common shares at such date. In addition, Mr. Eric Rosenfeld, one of our Directors and the President and Chief Executive Officer of Crescendo Partners, L.P., also owned 190,400 common shares as at February 21, 2007.

VOTING BY REGISTERED SHAREHOLDERS

You are a registered shareholder if your name appears on your share certificate.

18. Q: **HOW DO I VOTE?**

A: **YOU MAY VOTE BY PROXY OR IN PERSON AT THE MEETING.**

(1) BY PROXY

You have three ways of voting by proxy:

(a) by fax

By completing and signing the enclosed proxy form and forwarding it by fax to 1 866 781-3111 (toll-free within North America only).

IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME I.E., IF THEY ARE HELD THROUGH A BANK, TRUST COMPANY, SECURITIES BROKER OR OTHER NOMINEE, DO NOT USE THE ABOVE FAX NUMBER AS IT IS ONLY PROVIDED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBER, IF ANY, PROVIDED BY YOUR NOMINEE (SEE QUESTION NO. 19).

(b) on the internet

Go to the following website: www.eproxyvoting.com/emergis. Enter your CONTROL NUMBER which you will find on the enclosed proxy form. Follow voting instructions on the screen to complete, sign and return your proxy form.

(c) by mail or by hand delivery

By completing and signing the enclosed proxy form and returning it by mail in the prepaid envelope provided, or by delivering it by hand to one of the following addresses: 320 Bay Street, Banking Hall, Toronto, Ontario, Canada, M5H 4A6, or 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6.

(2) BY ATTENDING THE MEETING IN PERSON

Registered shareholders simply have to present themselves to a representative of CIBC Mellon Trust Company at the Meeting. If you wish to vote in person at the Meeting, you may still return the proxy form as your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy which was previously sent. Thus, returning a proxy form in advance does not preclude you from attending the Meeting in person. If you do not wish to attend the Meeting or do not wish to vote in person, your common shares will be voted for or against or withheld from voting in accordance with your instructions on the proxy form. Persons who are not shareholders may be admitted subject to the discretion of the Chairman of the Meeting and subject to any space constraints after presenting themselves to a representative of CIBC Mellon Trust Company. Non-registered shareholders wishing to attend the Meeting should refer to Question No. 19.

VOTING BY NON-REGISTERED SHAREHOLDERS

You are a non-registered (or beneficial) shareholder if your shares are held through a bank, trust company, securities broker or other nominee. For most of you, the proxy form or voting instructions form sent or to be sent by your nominee indicates whether you are a non-registered (or beneficial) shareholder.

19. Q: **HOW DO I VOTE?**

A: **(1) BY PROVIDING VOTING INSTRUCTIONS TO YOUR NOMINEE.** Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. Every nominee has its own voting procedures and provides its own voting instructions, which should be carefully followed if you are a non-registered shareholder to ensure that your shares are voted at the Meeting. These procedures generally allow voting by telephone, on the internet, by mail or by fax. IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME, DO NOT USE THE FAX NUMBER OR THE WEBSITE

ADDRESS PROVIDED HEREIN TO VOTE, AS THESE COORDINATES ARE VALID ONLY FOR REGISTERED SHAREHOLDERS.

(2) BY ATTENDING THE MEETING IN PERSON. We do not have access to the names of our non-registered shareholders. Therefore, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee. Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of CIBC Mellon Trust Company. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

ELECTRONIC DELIVERY

20. Q: WHAT IS ELECTRONIC DELIVERY?

A: A voluntary program that notifies **participating registered shareholders by email that documents which must be delivered pursuant to securities legislation are available on our website.** Every year, we deliver documentation to our shareholders, such as this Management Proxy Circular and our annual report that must be delivered to shareholders of a public company by law. We wish to make this process more convenient for our shareholders and therefore propose that, if you so wish, you will be notified by email when our documentation is posted on our website (www.emergis.com/investors).

Accordingly, such documentation will not be sent in paper form by mail. We believe that electronic delivery will benefit the environment and reduce our costs.

21. Q: AM I OBLIGED TO CONSENT TO ELECTRONIC DELIVERY?

A: **No.** Electronic delivery is voluntary. If, as a registered shareholder, you do not consent to being notified by email that documentation is available on our website, you will continue to receive such documentation by mail.

22. Q: IF I CHOOSE ELECTRONIC DELIVERY, WHEN WILL IT BECOME EFFECTIVE?

A: If you choose electronic delivery, you will be notified by email of the availability on our website (www.emergis.com/investors) of documentation starting with the financial results for the second quarter of 2007.

23. Q: HOW CAN I CHOOSE ELECTRONIC DELIVERY?

A: **(1) If you are a registered shareholder,** by completing and returning the accompanying form entitled Consent to Electronic Delivery of Documents for Registered Shareholders of Emergis Inc. to our transfer agent CIBC Mellon Trust Company by mail in the enclosed prepaid envelope or by fax at 416-643-3136 or 1 866 781-3111 (toll-free within North America only); **(2) if you are a non-registered shareholder,** by following the instructions provided by your nominee.

24. Q: CAN I DECLINE TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS?

A: You will have received with this Management Proxy Circular a form through which you can specify whether you wish to continue to receive our annual financial statements, interim financial statements and related Management's Discussion and Analysis. Beneficial shareholders who wish to continue to receive either the annual financial statements or the interim financial statements or both and related Management's Discussion and Analysis must complete and return a form sent by, or on behalf of their nominee. Otherwise you will be deemed to have elected not to receive these documents. Registered shareholders will continue to receive the annual financial statements and related Management's Discussion and Analysis unless they complete and return this form indicating expressly that they do not wish to receive the annual financial statements and related Management's Discussion and Analysis. For interim financial statements and related Management's Discussion and Analysis, on the contrary, if, as a registered shareholder, you do not complete the form, you will be deemed to have elected not to receive them.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of 2007 Annual General Meeting)

PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2006, and the report of the auditors thereon will be placed before the Meeting. The consolidated financial statements are included in our 2006 Annual Report which was sent to shareholders. Our 2006 Annual Report is available on SEDAR (www.sedar.com) as well as on our website (www.emergis.com).

ELECTION OF DIRECTORS (see ITEM 1 on proxy form)

Seven Directors are to be elected to hold office until the close of the next annual meeting of shareholders or until they otherwise cease to hold office. The Board is now composed of seven Directors. Nominees for the position of Director are all current Directors. All nominees have formally established their eligibility and willingness to serve as Directors. A record of attendance by each Director at meetings of the Board and its Committees during the twelve (12) months ended December 31, 2006 is set out in Schedule "A" to this Management Proxy Circular (the "**Circular**"). There is no retirement policy for Directors.

Except where authority to vote on the election of one or more nominees as Directors is withheld, the persons named as proxyholders in the enclosed proxy form intend to vote FOR the election of the persons nominated in this Circular. If prior to the Meeting, any of the nominees should become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion to vote for a properly qualified substitute.

NOMINEES FOR ELECTION AS DIRECTORS

The following table lists for each person proposed for election as Director the name, principal occupation or major positions and offices with us and our affiliates, the length of service as a Director, the number of common shares of Emergis he beneficially owns, controls or directs and the number of Emergis share units, share rights and stock options he holds[1]. Each Emergis share unit is equivalent in value to one Emergis common share. Share units are governed by the Directors' Share Unit Plan. For details, refer to "Directors' and Officers' Compensation – Compensation of Directors - Directors' Share Unit Plan" in this Circular. Each nominee for the position of Director has occupied the principal occupation indicated vis-à-vis his name or a management function with the same company or an affiliated company for at least five (5) years except for Messrs. Monty and Zambonini whose other functions are described opposite their name. The nominees' experience is described in a brief summary. The boards of public companies and certain private companies on which nominees currently serve are also mentioned.

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1 As we have no knowledge of the number of common shares beneficially owned, controlled or directed by each proposed nominee, the information has been furnished by the respective nominees individually.



François Côté[2]
Beaconsfield, Québec
Age 48

Director since November 2004

Common Shares
14,322

Share Rights[3]
115,711

Stock Options
405,000

President and CEO of Emergis Inc.

Mr. Côté has been with Emergis since 1998, first in a corporate role and then as Executive Vice-President of the Health Solutions Group (Canada) and later as President of the Health Solutions Group (North America) until the sale of these operations in March 2004. Prior to joining Emergis, Mr. Côté held a variety of management positions during a career that spanned 16 years at Bell Canada. He holds a Bachelor's degree in Industrial Relations from Laval University.



Pierre Ducros, Eng.[4]
Montréal, Québec
Age 67

Director since January 1997

Chairman of the Human Resources and Corporate Governance Committee

Common Shares
69,500

Share Units
57,398

Corporate Director

Mr. Ducros was, until 1996, Chairman, President and Chief Executive Officer of DMR Group Inc., an information technology company, which he co-founded in 1973. Prior to that, he held a variety of management positions at IBM Canada Limited. Mr. Ducros holds an engineering degree from McGill University.

Mr. Ducros is also a Director of Cognos Incorporated, Manulife Financial Corporation, RONA Inc. and Telus Corporation.

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2 For more detailed information with respect to Mr. Côté's principal occupations over the last five years, see note 1 to the Summary Compensation Table under "Directors' and Officers' Compensation" in this Circular.

3 Each Emergis share right gives the right to the holder to receive a common share of Emergis after a specified vesting condition is met. For details, refer to "Directors' and Officers' Compensation – Report on Executive Compensation – Long-Term Compensation – Share Rights' Plan" in this Circular. A grant of share rights having a value of $330,612 was made to Mr. Côté on February 21, 2007. The actual common shares underlying this grant were not yet purchased by the plan trustee on the date of this Circular.

4 Mr. Ducros was a Director of Cognos Incorporated in 2006 when a cease trade order was imposed by the Ontario Securities Commission on the basis that such company had not published its yearly financial statements in a timely manner due to issues with the Securities Exchange Commission that were still unresolved at the time. In July 2006, the SEC indicated its satisfaction with the position of Cognos Incorporated and the cease trade order was lifted in August 2006.



J. Spencer Lanthier, CM, FCA
Toronto, Ontario
Age 66

Director since February 2003

Chairman of the Audit Committee

Common Shares
10,000

Share Units
23,956

Corporate Director

Mr. Lanthier was Chairman and Chief Executive Officer of KPMG Canada, and a member of the International Executive Committee of the Board of KPMG from 1993-1999. Prior to that, Mr. Lanthier held various senior positions within KPMG Canada. He is a Chartered Accountant.

Mr. Lanthier is a Director of TSX Group Inc., Gerdau Ameristeel Corporation, EllisDon Corporation, Zarlink Semiconductor Inc., RONA Inc., and Torstar Corporation.



Peter C. Maurice[5]
London, Ontario
Age 69

Director since June 2004

Member of the Audit Committee and the Human Resources and Corporate Governance Committee

Common Shares
40,000

Share Units
31,146

Corporate Director

Mr. Maurice held increasingly senior positions at Canada Trust, culminating in his appointment as President and Chief Executive Officer in 1990. Mr. Maurice retired as Vice-Chairman of CT Financial Services Inc. in 1998. Mr. Maurice holds an engineering degree from the University of Western Ontario and a MBA from York University.

Mr. Maurice is a Director of DOFASCO Inc.

5 Mr. Peter C. Maurice was a Director of Silcorp Ltd. which filed for protection in 1993 under the *Companies' Creditors Arrangement Act*. Mr. Maurice was appointed as member of the Audit Committee on February 17, 2006.



Jean C. Monty[6]
Montréal, Québec
Age 59

Director since June 2004

Chairman of the Board of Directors

Member of the Human Resources and Corporate Governance Committee

Common Shares
4,643,700

Corporate Director

Mr. Monty was President and Chief Executive Officer of BCE Inc. from May 1998 to April 2000 and then Chairman of the Board and Chief Executive Officer until April 2002 when he retired after a 28-year career in the BCE group. From 1992 to 1997, he held executive positions at Nortel Networks Corporation, including the position of Vice-Chairman and Chief Executive Officer. Mr. Monty holds a Master of Arts in economics from the University of Western Ontario and a MBA from the University of Chicago.

Mr. Monty is a Director of Bombardier Inc., Centria Commerce Inc. and Fiera YMG Capital Inc.



Eric Rosenfeld[7]
Harrison, New York
Age 49

Director since July 2004

Member of the Audit Committee

Common Shares
190,400

Share Units
31,313

President and Chief Executive Officer of Crescendo Partners, L.P. (an investment firm)

Mr. Rosenfeld is President and Chief Executive Officer of Crescendo Partners, L.P. which he formed in 1998. Crescendo Partners, L.P. is a New-York based investment firm which is an affiliate of Crescendo Partners II L.P. Series M which owns 13,649,300 common shares of Emergis or 15.2% of the outstanding common shares. Prior to forming Crescendo, he held managing positions at CIBC Oppenheimer and its predecessor company, Oppenheimer & Co., Inc. for fourteen years. Mr. Rosenfeld holds a MBA from Harvard University and an A.B. degree in economics from Brown University.

Mr. Rosenfeld is Chairman, Chief Executive Officer and President of Rhapsody Acquisition Corporation, Chairman of CPI Aerostructures, Inc., and Computer Horizons Corp. and Director of Hill International.

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6 Mr. Jean Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

7 Mr. Rosenfeld was a director of Hip Interactive Corp in 2005 while a cease trade order was issued on the basis that such company did not file its year-end financial information. Mr. Rosenfeld then resigned from the Board. An interim receiver was later appointed.



Ron Zambonini[8]
Ottawa, Ontario
Age 60

Director since June 2004

Member of the Human Resources and Corporate Governance Committee

Share Units
29,015

Corporate Director

Mr. Zambonini held increasingly senior positions at Cognos Incorporated, mainly in research and development, culminating in his appointment as President and Chief Executive Officer of Cognos in 1995, a position that he held until June 2004. Cognos delivers software relating to business intelligence and corporate performance management. Prior to joining Cognos in 1989, he held positions in various technology companies.

Mr. Zambonini is a Director of Computer Associates and the Chairman of the Board of Cognos.

As of December 31, 2006, the total value of common shares and share units owned by outside Directors was $27.1 million.

APPOINTMENT OF AUDITORS (see ITEM 2 on proxy form)

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors until the close of the next annual meeting. **The Board of Directors recommends that Deloitte & Touche LLP, Chartered Accountants, be re-appointed as auditors.**

Deloitte & Touche LLP have been our auditors since May 10, 2000. Prior to that, Raymond Chabot Grant Thornton, Chartered Accountants, had been our auditors since 1988.

The persons named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte & Touche LLP as auditors unless the holder of common shares who has given such proxy has directed that the common shares be withheld from voting.

AUDITORS FEES

The following table sets forth the fees paid by Emergis and our subsidiaries to Deloitte & Touche LLP for services rendered in the past two years:

Deloitte & Touche LLP	2006	2005
Audit fees	$684,000	$891,190
Audit-related fees	$167,384	$281,719
Tax fees	$12,899	$28,350
	$864,283	$1,201,259

Audit fees paid to Deloitte & Touche LLP are for the audit and review of our financial statements and other services in connection with our statutory and regulatory filings.

Audit-related fees paid to Deloitte & Touche LLP in 2005 and 2006 include fees relating to various audits regarding internal controls and to translation services for our annual and interim financial disclosure documents. In addition, 2006 audit-related fees include due diligence work in connection with the purchase of Dinmar.

Tax fees include fees relating to tax compliance and commodity tax advice.

[8] Mr. Zambonini was Chairman of the Board of Cognos Incorporated in 2006 when a cease trade order was imposed by the Ontario Securities Commission on the basis that such company had not published its yearly financial statements in a timely manner due to issues with the Securities Exchange Commission that were still unresolved at the time. In July 2006, the SEC indicated its satisfaction with the position of Cognos Incorporated and the cease trade order was lifted in August 2006.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The Audit Committee has adopted a policy that prohibits the Corporation from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services.

CHARTER OF THE AUDIT COMMITTEE

The Audit Committee operates pursuant to a charter that was last reviewed by the Board on February 21, 2007, a copy of which is attached as Appendix A to the Corporation's Annual Information Form dated February 21, 2007. Our Annual Information Form is available on SEDAR (www.sedar.com) and on our website (www.emergis.com). It also includes details on the composition and activities of the Audit Committee in the section entitled "Audit Committee". The mandate of the Audit Committee is to assist the Board in its oversight of the following:

- the integrity of the Corporation's financial statements and related information;
- the Corporation's compliance with applicable legal and regulatory requirements as well as business ethical standards;
- the independence, qualifications and appointment of the shareholders' auditors;
- the performance of the Corporation's internal auditor and shareholders' auditors;
- management responsibility for financial disclosure and reporting on internal controls; and
- risk management policies and procedures and the retirement benefit programs.

The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.

AMENDMENT TO STOCK OPTION PLAN AND EMPLOYEE SHARE PURCHASE PLAN (see ITEM 3 and ITEM 4 on proxy form)

New Toronto Stock Exchange ("TSX") rules on the amendment procedure for stock option plans and other security-based compensation arrangements such as the Employee Share Purchase Plan ("**ESPP**") stipulate that, in order for an issuer to amend such plans or an agreement or entitlement under such plans, it must be specified in the plan whether an amendment requires shareholder approval or not. This amendment procedure must be approved by the shareholders when the plan is initially adopted or at the time of a subsequent amendment.

For this reason, Emergis proposes to amend the provisions of its Stock Option Plan and of its ESPP pertaining to their amendment or termination. If the plans are not so amended, any amendments including administrative amendments, will require shareholder approval. In Emergis' opinion, this would unduly complicate the administration of the Stock Option Plan and ESPP without providing any real benefit to the shareholders.

The Stock Option Plan is described on page 15 of this Circular whereas the ESPP is described on page 30.

Shareholders will be asked to consider a resolution to approve the following changes to the Stock Option Plan: (i) a revision to the amendment provisions of the Stock Option Plan to specify which amendments require shareholder approval; and (ii) a revision to the Stock Option Plan to provide that when an option expiry date falls within one of the Corporation's blackout periods during which employees are restricted from trading in the Corporation's common shares, the expiry date will be the fifth business day following the expiry of the blackout period, subject to a certain time limit. The proposed changes have been approved by the TSX conditional upon shareholder approval.

Shareholders will also be asked to consider a resolution to approve a revision to the amendment provisions of the ESPP to specify which amendments require shareholder approval.

The Board believes that, except for certain material changes to the plans, it is important that the Board has the flexibility to make changes to the plans without shareholder approval.

For instance, such changes could include in the case of the Stock Option Plan the following:

- the interruption or termination of the Stock Option Plan;
- changes to the term of options at the time of grant, provided it does not exceed 10 years;

- an amendment affecting the day-to-day administration of the Stock Option Plan;
- change to the identity of the Stock Option Plan participants (i.e., the identity of the persons to whom the options are granted or could be granted), excluding non-employee directors;
- a reduction in the term of options granted or any change in the exercise dates of options, provided that they do not extend beyond the original expiry date of the options;
- an amendment to the provisions of the Stock Option Plan concerning the vesting period, at the time of grant or otherwise;
- an amendment to the procedures for exercising options; or
- an amendment to the conditions governing the forfeiture of options, namely, in the event of termination of employment, disability, death or retirement.

In the case of the ESPP, such amendments which would not require shareholder approval could include the interruption or termination of the plan, changes to the administration or interpretation of the plan or to the identity of participants, excluding non-employee directors, change of administrator, elimination of the possibility to issue shares from treasury or changes to the contributions to the Plan by employees and/or the Company.

The material changes to the plans that would require shareholder approval are described in detail in the two resolutions below.

Under the Corporation's Insider Trading Policy, employees are restricted from trading in securities of the Corporation during periodic blackout periods. The proposed change addresses the situation where an option holder is unable to exercise an option expiring during a blackout period by providing that the option's expiry date will be the fifth business day following the expiry of the blackout period, subject to a certain time limit.

Shareholders will be asked at the meeting to pass the following two resolutions, with or without variation:

AMENDMENT TO THE STOCK OPTION PLAN

1. **THAT** the Corporation's Stock Option Plan be amended to:

    a. Change the amendment provisions of the Plan to clarify that shareholder approval is not required for amendments except for any amendment or modification that (i) increases the number of common shares reserved for issuance under the Plan except in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of common shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction involving the Corporation, (ii) reduces the exercise price of an option except for the purpose of maintaining option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of common shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of reissuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), (iii) extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Corporation), (iv) extends eligibility to participate in the Plan to non-employee directors, (v) permits options to be transferred other than for normal estate settlement purposes, (vi) extends the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Corporation) or (vii) permits awards, other than options, to be made under the Plan;

    b. Provide that when an option would have otherwise expired during a blackout period imposed under the Corporation's Insider Trading Policy or within a period of five days immediately following the end of the blackout period, the expiry date will be the later of (i) the fifth business day following the expiry of the blackout period and (ii) the fifth business day following the original expiry date of the option, provided that such extended expiration date shall not in any event be beyond the later of (a) December 31 of the calendar year in which the option was otherwise due to expire and (b) the 15th day of the third month following the month in which the option was otherwise due to expire;

2. **THAT** any officer or director of Emergis be authorized to sign any and all documents and take any and all measures necessary or advisable in order to give full force and effect to the foregoing resolution.

AMENDMENT TO THE EMPLOYEE SHARE PURCHASE PLAN

1. **THAT** the Corporation's Employee Share Purchase Plan be amended to change the amendment provisions of the Plan to clarify that shareholder approval is not required for amendments except for any amendment or modification that (i) increases the number of common shares reserved for issuance under the Plan or (ii) extends eligibility to participate in the Plan to non-employee directors.

2. **THAT** any officer or director of Emergis be authorized to sign any and all documents and take any and all measures necessary or advisable in order to give full force and effect to the foregoing resolution.

To be effective, both resolutions must be adopted by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting.

The persons named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the approval of the foregoing resolutions, unless the holder of common shares who has given such proxy has directed that the common shares be voted against such resolutions.

OTHER BUSINESS

The Chairman of the Meeting will invite management to report on recent events of significance to the Company and on other matters of interest to shareholders, and will invite questions and comments from you.

DIRECTORS' AND OFFICERS' COMPENSATION

REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Corporate Governance Committee (the "**HRCGC**" or the "**Committee**") of the Board of Directors (the "**Board**") is responsible for the administration and the periodic assessment of our human resources programs and corporate governance policies to ensure they continue to support our business strategy and deliver shareholder value.

Specifically, the Committee assists the Board in:

- Developing and implementing the Corporation's corporate governance guidelines; identifying individuals qualified to become Board members; determining the composition of the Board of Directors and its Committees and the Director's remuneration for Board and Committee service, as well as developing and overseeing a process to assess the Board and Committees' effectiveness and the performance of Chairs and individual Directors;
- Overseeing the appointment, compensation, performance and succession of the President and CEO, all officers and other management personnel, including reviewing any major changes to the Corporation's benefit, incentive and retirement plans; and
- Reviewing and interpreting the Corporation's Code of Business Conduct and other related policies and recommending changes as deemed appropriate.

The HRCGC is composed of a minimum of three members which must be independent in accordance with applicable rules. The quorum is of two members and questions are decided by a majority of the votes cast except where only two members are present, in which case any question is decided unanimously. The Committee must meet separately in the absence of management at each regularly scheduled meeting. The Committee reports regularly to the Board on its activities and recommendations.

The full Charter of the HRCGC is attached as Appendix B to the 2006 Annual Information Form of the Corporation and can be found on our website at www.emergis.com.

For some of the activities mentioned above, we retain services of an external independent consulting firm – Towers Perrin. This firm provides us with market data benchmarking for both executive and Directors' total compensation and makes recommendations to this Committee on total compensation and incentive plan design changes. Towers Perrin is also being retained from time to time to offer certain services for our benefits and retirement plan administration, certain aspects of the annual review of our "flexible benefits" program, a periodic assessment of the retirement fund performance and a compliance assessment of the administration practices of our retirement plans. In 2006, an amount of $72,820 was paid to Towers Perrin in consulting fees for services rendered during the year.

COMPOSITION OF THE HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

As of February 21, 2007, the members of this Committee were Messrs. Pierre Ducros, Peter Maurice, Jean Monty and Ron Zambonini. Mr. Ducros is the Chairman of the HRCGC.

All members of the HRCGC are independent directors as defined under National Policy 58-201 of the Canadian Securities Administrators.

The Committee met four (4) times during 2006.

COMPENSATION PHILOSOPHY

The objectives of our executive compensation programs are to assist in attracting highly qualified executives from the technology and other fields in which the Company operates and to retain and motivate them to achieve performance objectives consistent with creating shareholder value.

Based on the strategic review of the business at the end of 2004, this Committee re-examined our compensation policy and consequently revised our total compensation offering. In 2005 and 2006, executives were entitled to annual incentive awards payable in cash and share rights (**"SRs"**). The SRs incentive plan represents a medium to long-term incentive program designed to align the interests of our executives with those of our shareholders through the ownership of shares. The design of the plan supports the philosophy of linking an important portion of executives' total compensation to corporate results. For the 2007 compensation, stock options are re-introduced for executives in the two highest salary bands. The objectives are to encourage executives' efforts to grow the value of the Company, to significantly strengthen the link between executives' performance and pay, to improve the leverage in executive compensation and to provide an appropriate level of long-term incentive ownership among executives.

In this document, our executives whose compensation is set forth under the Summary Compensation Table are referred to as the **"Named Executive Officers"**.

TOTAL COMPENSATION

In 2006, the total compensation package of our executives consisted of base salary, annual incentives payable in cash (short-term incentive) and SRs (medium to long-tem incentive) and benefits and perquisites.

Our total compensation policy for 2006 has been set reflecting our current level of revenue and is based on a group of 49 Canadian and U.S. technology companies that were selected on the basis of being providers of e-business services, software and wireless application solutions, and professional services. Most of these companies are publicly traded and their 2005 revenue levels ranged from $53 million CAD to $2.3 billion CAD, with a median of $302 million CAD for Canadian companies.

Base salaries of our executives are positioned at the median (or 50th percentile) of the Canadian market, whereas annual short-term and long-term incentives are positioned at the median of the combined Canadian and U.S. markets. Benefit and perquisite levels are positioned around the median of the Canadian market.

BASE SALARIES

All positions at Emergis are classified into six (6) salary bands according to the level of decision-making they involve. The executive positions are classified in the top two bands of our structure based on their scope and responsibilities. Each band has four (4) market reference points, also called anchor points. Each anchor point has a salary range, which is defined by a minimum, a midpoint and a maximum. To determine the anchor point for a position, the position is assigned a salary survey job match based on the job content and responsibilities. The job match helps to define the range of pay offered by our competitors as reflected by the market survey data. For executives, this analysis is conducted by Towers Perrin using our comparator group described above and adjusting the market data to our revenue size. Once the competitive market pay is determined, the position is then attached to the closest anchor point.

Actual base salaries of employees are set considering the position's salary range (i.e., the competitive market pay level) and employee skills, competencies and performance. Base salaries of employees are reviewed on an annual basis taking into consideration Emergis' financial situation, employee's performance and market data.

The salary details for the President and CEO are described in a separate section of this report under "President and CEO's Compensation".

ANNUAL SHORT-TERM INCENTIVE AWARDS

For 2006, the incentive targets for executives ranged from 60% to 110% of base salaries with a portion payable in cash and a portion payable in SRs. The same incentive targets will be used for 2007 for all executives. However, 50% of the SRs portion is replaced by stock options. The conversion formula, which is the same formula used in 2004 when stock options were replaced by SRs, takes into account the relative potential compensation value of stock options and SRs. The number of stock options granted to each executive is based on the band and anchor point.

The 2006 incentive plan provides for a cash bonus to be based on a profit incentive formula where a certain percentage of earnings before interest, tax, depreciation and amortization ("EBITDA[9]") above a set threshold for the year is allocated to a fixed bonus pool. In other words, the bonus pool is based on a sharing of profit between shareholders and employees. There are two levels for the pool - the first one is shared by all employees and the second one is shared only by employees with an exceptional performance rating and by senior executives up to the double of their bonuses at target if EBITDA exceeds a set amount. The bonus pool is distributed according to individual performance. Part of the second level pool may be re-allocated to the first level pool.

The SRs component is awarded according to the SRs incentive program, which is based on corporate and individual performance. The corporate performance is assessed on the basis of quantifiable financial and customer satisfaction targets. Quantifiable financial targets include revenue (30% weight) and EBITDA (50% weight). Customer satisfaction (20% weight) is measured based upon the level of a Customer Value Index following a survey of customers performed by an external firm. There is a minimum EBITDA level set to allow for incentive awards. The individual factor is evaluated on the basis of individual objectives set at the beginning of the year (for details on our performance management process, refer to the "Executive Performance Management System" and "President and CEO's Compensation" sections below). Based on the achievement of the above targets, this Committee determines the size of the SRs incentive awards. The calculation of each individual award is based on a formula, which adds the corporate performance factor (60%) and the individual factor (40%). Actual awards may vary between zero and a maximum of twice the target award according to the achievement of the above factors. The incentives under this plan are paid out in SRs vesting fully two (2) years from the date of grant according to the Share Rights' Plan (see "Medium to Long-term Compensation – Share Rights' Plan" below).

To ensure the focus on operational results, the bonus calculation of certain executives with responsibilities for a business line operation has been revised for 2006. Therefore, in 2006, the cash portion of the bonus for senior line/sales executives is based 50% on corporate and 50% on business line results. The corporate results factor is based solely on corporate EBITDA, whereas the business line factor is based as to 50% on business line revenue and the balance on business line EBITDA. There is a minimum EBITDA level set to allow for incentive payouts. In 2007, the cash bonus will be based on the overall corporate performance for all executives. The 2006 SRs portion of the bonus for these executives included business line metrics and was based on a formula, which adds the corporate performance factor (30%), business line performance factor (30%) and the individual factor (40%). The business line factor is assessed on the same measures as the corporate factor, i.e., EBITDA (50% weight), revenue (30% weight) and customer satisfaction (20% weight), with the achievement being measured at the business line level. The 2007 SRs will be based, as to 60%, on corporate results for revenue and EBITDA, and on business line results for customer satisfaction and, as to 40%, on individual performance.

For details on the 2006 incentive awards for the Named Executive Officers, refer to the sections "Executive Performance Management System" and "President and CEO's Compensation" in this Circular.

In addition, special short-term incentive awards may be granted either based on contractual commitments which are usually dependent on the achievement of certain objectives or to recognize the exceptional contribution of an executive.

MEDIUM TO LONG-TERM COMPENSATION

Stock Option Plan

The Stock Option Plan (the "**Plan**") has been established for employees who, in the opinion of the Board, are contributing significantly to the Corporation's success. From 2000 to 2004, the compensation policy contemplated the grant of stock options at the time of hire and on an annual basis.

In 2005 and 2006, annual stock option grants were replaced by awards of SRs, and stock options granted at the time of hire were discontinued. However, stock options could still be granted in certain cases if so decided by the Board.

Under the compensation policy effective for 2007, 50% of the compensation value attributed to SRs has been replaced by stock options for certain employees. Stock options are granted only to managers in the two highest salary bands. Stock option awards vary according to the salary band of the individual. The period during which these options may be exercised is five (5) years from the date of their grant, and they vest over three (3) years with 33 per cent becoming exercisable on the first anniversary of the grant, an additional 33 per cent two (2) years after the date of the grant, and 34 per cent three (3) years after the date of the grant. The vesting formula applicable to these options was established by the Board upon the grant of these options for the year 2007 in November 2006.

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[9] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles. We define it as net income from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange and income taxes.

For grants made prior to November 2005, the period during which options could be exercised has been six (6) years from the date of their grant whereas options have generally vested over four (4) years with 25 per cent becoming exercisable two (2) years after the date of the grant, an additional 50 per cent three (3) years after the date of the grant, and 25 per cent four (4) years after the date of the grant.

However, in the event of a change of control of the Corporation, all options granted before July 24, 2001 vest and participants have the right to exercise the entire unexercised portion of their options. For options granted after July 24, 2001, including those with performance-based conditions, such accelerated vesting occurs only if the participant's services are terminated, other than for cause, or by the participant for a valid reason, within 18 months following such change of control. Participants have 90 days after the date of their termination to exercise their vested options.

The exercise price of an option granted under the Plan cannot be less than the closing price of our common shares on the TSX on the last trading day prior to the effective date of the grant of the option, and is payable in full upon exercise, except in connection with options of acquired businesses which may be converted into options to purchase Emergis common shares, with the exercise price set in order to maintain the optionees' economic position, which may result in an exercise price lower than the then market price for Emergis common shares.

Options are not transferable except as provided in the Plan in the case of death, and during the life of a participant any rights may be exercised only by that participant.

A participant cannot hold options on more than 5% of the outstanding shares of the Corporation. The number of shares issuable to participants who are insiders, at any time, under this Plan and under all other security based compensation arrangements of the Company may not exceed 10% of issued and outstanding shares; and the number of shares issued to participants who are insiders of the Company, within any one year period, under this Plan and under all other security based compensation arrangements of the Company, may not exceed 10% of the issued and outstanding shares of the Company. In the event that a participant's employment with the Corporation is terminated for any reason whatsoever, including death during the term of the options, all unvested options held by the participant as of the date of employment termination are forfeited on such date, unless this Committee decides otherwise. In recommending grants of options, this Committee does not generally take the value of outstanding options into consideration.

The Plan provides that the Board may upon the request of a participant terminate outstanding options and replace them with share appreciation rights entitling the participant to receive a number of shares the aggregate fair value of which is equal to the difference between the aggregate fair value of shares underlying terminated options and the aggregate option price of terminated options. "Fair value" means the average of daily high and low board lot trading prices of the shares on any public exchange during the last five days prior to the exercise of the share appreciation rights on which the shares were traded.

This Committee has the right to interpret the Plan and may from time to time establish, amend or rescind rules and regulations required for carrying out the Plan. The Board of Directors has the right to amend, modify or terminate the Plan at any time and when it is advisable at the absolute discretion of the Board of Directors. However, any amendment of the Plan which would a) materially increase the benefits under the Plan, b) materially increase the number of shares which would be issued under the Plan, or c) materially modify the requirements as to eligibility for participation in the Plan can be effective only upon the approval of our shareholders. Other regulatory requirements would apply to changes to the Plan. See page 11 of this Circular for a description of proposed amendments to the Plan to be voted on by the shareholders.

In the event there is any change in the shares of the Corporation through subdivision, consolidation or exchange of shares or otherwise, the number of shares available for options, the shares subject to any option and the option price are adjusted by the Board as appropriate. Accordingly, following a one-time special cash distribution of $1.45 per share by way of return of capital on June 30, 2004, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board effective July 2, 2004. This amount was based on a calculation agreed upon between the Corporation and the TSX, taking into account the average trading price of the Corporation's shares before and after June 23, 2004, being the record date for the one-time special cash distribution.

In November 2005, the Board awarded a grant of 361,000 performance-based stock options to 27 key employees to recognize their role in the execution of a new 3-year strategic plan approved by the Board at the same time and to motivate their efforts in its successful delivery. The performance-based vesting features of this grant strongly reinforce and are in line with, our philosophy of linking executives' compensation to corporate results and individual performance. Options under this special grant may be exercised at any time on or after February 1, 2009 with the participant being able to purchase up to 100% of the total number of optioned shares only if a) the compound annual growth rate for either total Company or Health revenue achieves a certain threshold in 2008 compared to the 2005 actual results AND b) at the time of exercise, the closing price of Emergis shares on the TSX have met or exceeded a target price threshold of $8 per share for at least 21 consecutive trading days during the 12-month period preceding the date of exercise. Options under this grant are exercisable up to and including December 31, 2010, subject to earlier termination as provided in the Plan. Except as described in this paragraph, the Plan terms and conditions described herein apply to this grant.

In November 2006, a new grant of performance-based options was made to 28 key employees. This grant is intended to bring total compensation of executives closer to the 75th percentile of the reference market in the event of superior performance by the Corporation. The grant details for the Named Executive Officers are provided in the Summary Compensation Table. Options under this grant may be exercised at any time on or after March 1, 2010 with the participant being able to purchase up to 100% of the total number of optioned shares only if a) the compound annual growth rate for either total Company or Health revenue achieves a certain threshold over the next three years compared to the 2006 actual results AND b) at the time of exercise, the closing price of Emergis shares on the TSX have met or exceeded a target price threshold of $9.50 for at least 21 consecutive trading days during the 12-month period preceding the date of exercise. Options under this grant shall be exercisable up to and including December 31, 2011, subject to earlier termination as provided in the Plan. Except as described in this paragraph, the Plan terms and conditions described herein apply to this grant.

Share Rights' Plan

On September 10, 2004, our Board of Directors adopted a SRs plan called the Share Rights' Plan (the "**SR Plan**") for the Corporation's employees and executives. The purpose of the SR Plan is to align the interests of our employees with those of our shareholders through the ownership of shares, and to enhance our ability to attract, motivate and retain key employees. Members of senior management are entitled to SRs according to a set percentage of their base salary (based on their salary band) and to a formula set by the Board at the beginning of each year (see "Annual Short-term Incentive Awards" for details). In addition, the Board may from time to time authorize special grants of SRs to employees. Each SR represents a right to receive a fully paid Emergis common share once the vesting condition pertaining to that SR is fulfilled. The vesting condition is the participant's continuous employment at Emergis for a period of two (2) years starting from the date of the SR award or as otherwise decided by this Committee. In the event that a participant is terminated for cause or resigns for other than a valid reason (as defined in the SR Plan) during the vesting period, the participant's SRs are forfeited, unless this Committee decides otherwise. In the event of a participant's retirement, death or long-term disability, the participant's unvested SRs vest on a pro-rated basis. The SR Plan provides that unvested SRs will vest upon an acquisition of control of Emergis for cash consideration (as defined in the SR Plan). In the event of a change of control of a subsidiary (as defined in the SR Plan), the unvested SRs of participants employed by that subsidiary who are not transferred to Emergis or a subsidiary vest on a pro-rated basis based on the passage of time from the SR grant date relative to the vesting period. Notwithstanding the foregoing, upon a participant's termination without cause or resignation for a valid reason (as defined in the SR Plan), all unvested SRs of such participant vest in their entirety.

SRs are not transferable except as provided in the SR Plan in the case of death. Participants do not have a right to vote nor to receive dividends, including extraordinary cash dividends, return of capital or other distributions from the Corporation. However, an appropriate adjustment is made to the number of SRs upon payment of such distributions, and in the event of any share split, stock dividend, combination or exchange of shares, or similar event.

The shares underlying the SRs are purchased upfront by the plan trustee and held in trust until the vesting condition is satisfied.

BENEFITS AND PERQUISITE PLANS

We offer a "flexible benefits" program that allows all employees to choose the level of benefit and the type of benefit coverage according to their preferences and needs within specific guidelines. The program includes medical, dental, life and disability insurance, a deferred profit sharing plan (see below for details) and an employee share purchase plan. The executives participate in the same programs (except as mentioned in this Circular) as other employees and in addition, are also eligible for personalized health care services.

We do not offer any defined benefit or supplemental executive retirement plans. Instead, executives may either contribute to our Group Registered Retirement Savings Plan or deposit some of their flexible benefit credits into our Deferred Profit Sharing Plan, a registered plan with a trustee used for retirement purposes. For Mr. Côté, we contribute a certain portion of his flexible credits into his private RRSP.

The perquisites offered to our executives are comparable to practices of similar IT companies and typically include club memberships, paid parking, etc.

EXECUTIVE PERFORMANCE MANAGEMENT SYSTEM

There is a formal process in place to set and evaluate individual objectives for each employee, including the Named Executive Officers on an annual basis. Prior to 2006, the objectives for the President and CEO's direct reports were set by the President and CEO. Effective 2006, all objectives of senior executives are also approved by this Committee. The objectives of Mr. Côté are set by this Committee and the Board. Following the end of each fiscal year, this Committee conducts an assessment of the performance of each executive for the year, as measured against the set objectives.

We strongly believe that executive compensation should be closely tied to the overall Company performance and success, and executives be rewarded for the delivery of continued shareholder value. Therefore, financial measures have a significant weight in the executive objectives (around 70%) and in the overall performance assessment. Each Named Executive Officer is thus evaluated based on the Company's EBITDA and revenue results for the year. In 2006, the business line/sales executives were also evaluated upon the EBITDA and revenue results of their individual business lines. The thresholds and targets for both Company and business line financial results are set at the beginning of each year, and the performance against the objectives is tracked throughout the year and assessed based on actual results following the year-end.

To ensure that executives also focus on measures that not only deliver short-term financial results, but also contribute to the long-term success of our Company, executives are also evaluated upon their achievements of strategic, customer and operational objectives. These measures typically include: growth through acquisitions, client retention, signing of new deals, and improvement in customer satisfaction and employee engagement. The individual performance evaluation is a factor that helps determine the payouts under the SR Plan.

In 2006, EBITDA increased to $35.4 million from $28.4 million in 2005. The actual 2006 EBITDA results exceeded the level set for the second bonus pool distribution and allowed for the maximum payout of both bonus pools for the year. Therefore, all Named Executive Officers obtained the maximum payout and thus their cash bonuses were paid at 200% of their bonuses at target.

The actual SR awards ranged from 131% to 171% of target for the Named Executive Officers. The overall achievement of the corporate factor (60% weight) was based on the corporate EBITDA target and the customer satisfaction target being exceeded. However, the results were mitigated by the fact that the revenue target was not met. The individual performance factor (40% weight) was based on the individual performance assessments of each Named Executive Officer for 2006 against set objectives.

For a detailed analysis of the 2006 performance assessment of the President and CEO, refer to the section "President and CEO's Compensation" below.

PRESIDENT AND CEO'S COMPENSATION

For 2006, the base salary of Mr. Côté was $335,000 or 90% of the market median based on the competitive market data ($371,000). In 2007, Mr. Côté's salary will be adjusted to $410,000, effective April 1, 2007 to be aligned to the market median of comparable Canadian companies ($425,000) and to reflect his excellent performance.

Other elements of Mr. Côté's total compensation are consistent with those offered to other executives, i.e., annual incentive plan payable in cash and SRs and benefits and perquisites. The annual incentive target for the President and CEO is set at 110% of base salary, in line with our compensation policy for 2006, with 45% payable in cash and 55% payable in SRs. As for other executives, 50% of the 2007 SRs will be replaced by stock options. These options have been granted on November 3, 2006. On the same date, 100,000 performance-based options were granted to Mr. Côté. Under his contract of employment, Mr. Côté was awarded 64,000 SRs on November 17, 2004 with the vesting period being three (3) years. In November 2005, Mr. Côté received 100,000 stock options under the performance-based grant awarded in connection with the execution of the new 3-year strategic plan. As of December 31, 2006, the shares and SRs owned by Mr. Côté had a total value of $701,950.

The objectives of Mr. Côté are set and reviewed by this Committee and the Board. For 2006, Mr. Côté's objectives included:

- Meet the set financial results, specifically EBITDA and revenue targets (70%)
- Grow the business through acquisitions (and ensure integration of such acquisitions) (9%)
- Improve customer satisfaction (7%)
- Retain certain key clients and sign certain specific deals (11%)
- Increase employee engagement (3%)

In February 2007, this Committee and the Board reviewed Mr. Côté's performance and excellent overall Company performance for 2006 considering the following financial indicators:

(in $ mil.)	2006 Results	2005 Results
Revenue	170.0	159.0
EBITDA	35.4	28.4
EPS[10] from continuing operations	0.23	0.03
EPS total	0.31	0.12

[10] Earnings per share

The achievement of non-financial measures by Mr. Côté included:

- Acquisitions and integration of FrontLine Solutions Inc. and Dinmar Consulting Inc.
- Conclusion of major agreements with three new customers
- Significant improvement of customer satisfaction
- Significant improvement in employee engagement
- Retention of top customers
- Overall creation of shareholder value: the share price appreciated by 29% over the course of 2006

Further to an assessment of his performance against his 2006 objectives and according to the guidelines of our annual incentive plan, Mr. Côté received $330,000 (or 200% of the target) as cash bonus since the actual 2006 EBITDA results exceeded the level set for the second bonus pool distribution and allowed for a maximum payout. Mr. Côté also received $330,612 in SRs (or 167% of the target) based on the fact that the corporate EBITDA target, individual non-financial targets and the customer satisfaction target were exceeded. However, the overall achievement was mitigated by the fact that the revenue target was not met.

For 2007, this Committee and the Board have set the following objectives for Mr. Côté:

- Meet set financial results, specifically EBITDA and revenue targets (80%)
- Grow the business through acquisitions and ensure their integration (5%)
- Improve customer satisfaction (5%)
- Retain certain key clients and sign specific deals (8%)
- Improve employee engagement (2%)

RETENTION ARRANGEMENTS

In the Spring of 2003, arrangements were put in place to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review of the business initiated at that time. Such review culminated in the sale of our US Health operations in March 2004. BCE Inc. later sold its interest in Emergis (see "Executive Compensation - Employee Agreements and Change of Control Agreements" in this Circular for details). The scope of these arrangements was based on market practices in similar circumstances. Payouts under these arrangements in 2004 and beginning of 2005 are set forth in the Summary Compensation Table.

SHARE OWNERSHIP GUIDELINES

In March 2003, the Board of Directors introduced share ownership guidelines applicable to officers. Under these guidelines, officers are required to own common shares of Emergis having a value (calculated as the higher of the current market value or the original purchase price) of not less than a multiple of base salary, ranging from one (1) time to three (3) times for the President and CEO. Executives are expected to reach this share ownership level within six (6) years.

As of December 31, 2006, three officers (Mr. Filion, Mr. Groper and Ms. Mercier) had reached their share ownership target.

When calculating the number of Emergis common shares held by an officer for purposes of these guidelines, SRs are included as well.

CONCLUSION

It is our view that the total compensation of the Named Executive Officers for 2006 was appropriate relative to compensation levels in our comparator group and considering the significant progress in financial performance delivered. We also believe that the replacement of 50% of SRs by stock options and the grant of performance-based options will reinforce the continued creation of shareholder value.

REPORT PRESENTED BY THE HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

Pierre Ducros (Chairman)
Peter Maurice
Jean Monty
Ron Zambonini

February 21, 2007

SHAREHOLDER RETURN PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 2001 and ending December 31, 2006.*



Five-year Cumulative Total Return on $100 Investment
$200
$100
$0
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Emergis Inc.
S&P/TSX Composite

	Dec. 31, 2001 ($)	Dec. 31, 2002 ($)	Dec. 31, 2003 ($)	Dec. 31, 2004 ($)	Dec. 31, 2005 ($)	Dec. 31, 2006 ($)
Emergis Inc.	100.0	16.4	12.1	10.9	12.3	15.8
S&P/TSX	100.0	87.6	111.0	127.0	157.7	184.9

* Assumes that the initial value of the investment in the common shares and in the S&P/TSX Composite Index was $100 on December 31, 2001, and that all subsequent dividends were reinvested. All prices for our common shares were taken from the TSX. Emergis 2004, 2005 and 2006 total shareholder return includes the special cash distribution of $1.45 per share by way of return of capital paid out on June 30, 2004. This special cash distribution is treated like a dividend, i.e., it is assumed that the cash distribution was reinvested in Emergis common shares.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth the compensation for the Named Executive Officers, specifically the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation for services rendered in all capacities to the Corporation and its subsidiaries during the fiscal periods ended December 31, 2006, December 31, 2005 and December 31, 2004.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Medium to Long-Term Compensation[5]		
Name and Principal Position (1)	Year	Salary ($) (2)	Bonus ($) (3)	Other Annual Compen-sation ($) (4)	Securities Under Options/ SARs Granted (#) (6)	Shares or Units Subject to Resale Restrictions ($) (7)	All Other Compensation ($) (8)
FRANÇOIS CÔTÉ	2006	329,952	330,000		255,000	330,612	3,278
President and Chief	2005	300,000	297,000	17,701	100,000	270,072	2,407
Executive Officer	2004	124,032	98,231	5,498	50,000	258,676	574,068
ROBERT COMEAU	2006	240,000	158,400	–	111,000	103,706	4,808
Chief Financial Officer	2005	120,000	144,000	–	55,000	60,384	3,663
MARC FILION	2006	225,750	375,750	–	61,000	38,563	10,965
Executive Vice	2005	225,750	225,750	–	30,000	28,399	13,209
President, Health Claims Management	2004	225,626	102,491	–	10,000	171,550	126,005
MONIQUE MERCIER	2006	233,239	153,938	–	85,000	82,648	16,014
Executive Vice	2005	222,794	133,676	–	30,000	56,055	13,571
President, Law and Human Resources	2004	222,695	117,779	–	10,000	151,700	267,781
CARLOS CARREIRO	2006	220,115	145,276	–	61,000	80,375	5,977
Executive Vice	2005	203,000	121,800	–	30,000	51,075	4,732
President, Service Delivery Operations	2004	191,835	70,702	–	6,000	36,500	67,071

(1) **Mr. Côté** originally joined the Corporation on September 1, 1998. He was Vice-President, Mergers and Acquisitions from January 1, 1999 to July 24, 2000 when he became Senior Vice-President, Mergers and Acquisitions. Mr. Côté was Executive Vice-President, Mergers and Acquisitions from February 1, 2001 to June 1, 2002 when he became Executive Vice-President, eHealth Solutions Canada. Mr. Côté was named President, eHealth Solutions North America on October 7, 2002 and left Emergis in May 2004 following the sale of our US Health operations. He rejoined the Corporation on November 1, 2004 as President and CEO.

Mr. Comeau joined the Corporation on June 27, 2005 as Chief Financial Officer.

Mr. Filion joined the Corporation on September 1, 1998 as Senior Vice President, Marketing and Communications. He was Senior Vice President, Strategic Projects and Alliances from January 1, 1999 to January 1, 2000 when he became Executive Vice President, Strategic Alliances and Business Development. On January 1, 2001, Mr. Filion was appointed Executive Vice President, Product Divestiture. Mr. Filion served as Executive Vice President, webdoxs from May 1, 2002 to December 15, 2003 when he became Executive Vice President, Complex Bids and President, webdoxs. Mr. Filion was Executive Vice President, Corporate Development from August 5, 2004 to November 1, 2004 when he was appointed Executive Vice President, Business Development and Corporate Strategy. On February 16, 2006, Mr. Filion was named Executive Vice President, Sales and Marketing, Health Claims Management. On February 21, 2007, Mr. Filion was named Executive Vice-President, Health Claims Management.

Ms. Mercier joined the Corporation on May 5, 1999 as Senior Vice President, Law and Corporate Secretary. She held that position until January 1, 2002 when she became Executive Vice President, Law and Corporate Secretary. Ms. Mercier was appointed Executive Vice President, Law and Corporate Affairs on November 1, 2004 and Executive Vice-President, Law and Human Resources on February 21, 2007.

Mr. Carreiro joined the Corporation on December 11, 2000 as Senior Vice President, Operations Network. He was Vice President, Operations and Network from March 6, 2001 to April 17, 2003 when he became Vice President, Operations. On November 2, 2004, Mr. Carreiro was appointed Executive Vice President, Service Delivery and Operations.

(2) The amount shown in 2004 for Mr. Côté includes salary received as President, eHealth Solutions North America and President and CEO starting in November 2004. As President and CEO, he received $46,154 in base salary and $18,231 in cash bonus for 2004.

(3) Amounts in this column represent cash awards, under the annual short-term incentive program. The SRs' portion of the incentive awards for the Named Executive Officers is shown under the column "Shares or Units Subject to Resale Restrictions". For 2006, the actual cash awards made to the Named Executive Officers represented 200% of the target.

The annual incentive awards for Mr. Comeau for 2005 were calculated on his annualized base salary.

Based on a special agreement with Mr. Filion, Mr. Filion's annual incentive awards are calculated considering his total incentive target being 60% of base salary, with 83% payable in cash and 17% in SRs. In 2006, Mr. Filion received a special $150,000 sales commission for the attainment of specific targets.

The amounts for 2004 also include special bonuses awarded by the HRCGC to Messrs. Côté ($80,000), Ms. Mercier ($65,000) and Mr. Carreiro ($25,000) for their exceptional contribution related to the closing of the US Health transaction in March 2004.

In November 2004, selected Named Executive Officers also received a special bonus for their efforts during the sale by BCE Inc. of its interest in Emergis, specifically, Ms. Mercier $50,000, and Mr. Filion $35,000. These bonuses were not included in this column as they were reimbursed in their entirety by BCE Inc.

(4) In the case of Mr. Côté, "Other Annual Compensation" for 2006, 2005 and 2004, the amounts include $7,000, $7,225 and $5,422, respectively, being the Corporation's contributions to Mr. Côté's RRSP and $595, $10,476 and $76, respectively, being the imputed interest benefit from an interest-free loan Mr. Côté received from the Corporation as described under "Directors and Officers' Compensation – Employment Agreement and Change of Control Agreements" in this Circular;

Perquisites and other personal benefits for the Named Executive Officers are not disclosed unless the aggregate amount of such compensation is more than $50,000 and 10 per cent of their total annual base salary and bonus.

(5) There were no Long-term Incentive Plan Compensation Payouts.

(6) SARs stand for stock appreciation rights. There are no freestanding SARs granted. The numbers in this column represent options granted under the Emergis Stock Option Plan which is described under "Directors' and Officers' Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan" in this Circular.

Mr. Côté was granted 155,000 options and 100,000 performance-based options on November 3, 2006 at an exercise price of $5.02. The conditions of these options are described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". He received 100,000 performance-based options on November 4, 2005 at an exercise price of $3.72 and 50,000 options on December 1, 2004 at an exercise price of $3.65.

Mr. Comeau was granted 41,000 options and 70,000 performance-based options on November 3, 2006 at an exercise price of $5.02. The conditions of these options are described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". He received 30,000 performance-based options on November 4, 2005 at an exercise price of $3.72 and 25,000 options on July 1, 2005 upon his appointment at an exercise price of $3.13.

Mr. Filion was granted 31,000 options and 30,000 performance-based options on November 3, 2006 at an exercise price of $5.02. The conditions of these options are described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". He received 30,000 performance-based options on November 4, 2005 at an exercise price of $3.72 and 10,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004.

Ms. Mercier was granted 35,000 options and 50,000 performance-based options on November 3, 2006 at an exercise price of $5.02. The conditions of these options are described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". She received 30,000 performance-based options on November 4, 2005 at an exercise price of $3.72 and 10,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004.

Mr. Carreiro was granted 31,000 options and 30,000 performance-based options on November 3, 2006 at an exercise price of $5.02. The conditions of these options are described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". He received 30,000 performance-based options on November 4, 2005 at an exercise price of $3.72 and 6,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004.

(7) The numbers in this column represent the dollar value at time of grant of SRs under the SR Plan which is described under "Directors' and Officers' Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Share Rights' Plan" in this Circular. Aggregate holdings of SRs awarded in 2004 and 2005 and their market value as of December 31, 2006 based on the closing price of Emergis common shares on the TSX of $5.28 are as follows: Mr. Côté: SRs with a value of $644,926; Mr. Comeau: SRs with a value of $61,047; Mr. Filion: SRs with a value of $276,873; Ms. Mercier: SRs with a value of $273,150; and Mr. Carreiro: SRs with a value of $104,433. The actual common shares underlying the grants of SRs in 2007 for the year 2006 have not yet been purchased by the plan trustee at the time of this Circular.

In the case of Mr. Côté, 64,000 SRs vest in their entirety on November 17, 2007, 6,434 SRs vested on February 1, 2007 and 51,711 SRs vest in their entirety on February 17, 2008 or earlier as provided in the SR Plan in the case of termination without cause or resignation for a valid reason or in case of death, long-term disability or retirement.

All the SRs awarded to the other Named Executive Officers in 2004 vest in their entirety on September 10, 2007 or earlier as provided in the SR Plan in case of termination without cause or resignation for a valid reason or in case of death, long-term

disability or retirement. All the SRs awarded to the Named Executive Officers in 2006 for the 2005 performance vest in their entirety on February 17, 2008 or earlier as provided in the SR Plan in case of termination without cause or resignation for a valid reason or in case of death, long-term disability or retirement. For the SRs awarded in 2007, they vest on February 21, 2009.

Participants in the SR Plan do not have a right to vote nor to receive dividends, including extraordinary cash dividends, return of capital or other distributions from the Corporation, with respect to the SRs received prior to the date such SRs vest. However, there could be an adjustment to the number of SRs (see "Directors' and Officers' Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Share Rights' Plan" in this Circular).

(8) All Other Compensation includes the following payments by the Corporation:

- Special retention payments in 2004 to **Messrs. Côté** ($290,384) **Filion** ($112,876), **Ms. Mercier** ($255,698) and **Mr. Carreiro** ($63,333) as described under "Directors' and Officers' Compensation – Employment Agreements and Change of Control Agreements" in this Circular;
- Contributions for life insurance coverage (including accidental death and disability insurance) in the case of **Messrs. Côté** ($2,908 in 2006, $2,212 in 2005 and $967 in 2004), **Comeau** ($308 in 2006 and $163 in 2005), and **Filion** ($1,882 in 2006, $1,226 in 2005 and $1,141 in 2004), **Ms. Mercier** ($788 in 2006, $797 in 2005 and $793 in 2004) and **Mr. Carreiro** ($679 in 2006, $555 in 2005 and $250 in 2004);
- Contributions for spouse and children life insurance in the case of **Messrs. Côté** ($370 in 2006, $195 in 2005 and $116 in 2004) and **Filion** ($540 in 2006, $294 in 2005 and $302 in 2004);
- Contributions under the Employee Share Purchase Plan in the case of **Mr. Filion** ($6,772 in 2006, $6,772 in 2005 and $6,769 in 2004) and **Ms. Mercier** ($6,997 in 2006, $6,684 in 2005 and $6,681 in 2004). Under the Employee Share Purchase Plan, employees including executives are eligible to make a basic contribution towards the purchase of Emergis common shares of up to 10 per cent of their base salaries matched by a Corporation contribution at the rate of 50 per cent of the employee contributions, limited to 3% of the base salary for all employees;
- Contributions under the Deferred Profit Sharing Plan (a registered plan with a trustee used for retirement purposes) in the case of **Messrs. Côté** ($792 in 2004), **Comeau** ($4,500 in 2006 and $3,500 in 2005) and **Filion** ($1,771 in 2006, $4,917 in 2005 and $4,917 in 2004), **Ms. Mercier** ($8,229 in 2006, $6,090 in 2005 and $4,609 in 2004) and **Mr. Carreiro** ($5,299 in 2006, $4,177 in 2005 and $3,488 in 2004);
- Payment of $281,809 that **Mr. Côté** received upon his departure as President, eHealth Solutions North America on May 3, 2004. This amount is net of the amount of severance reimbursed by Mr. Côté to the Corporation following his appointment in November 2004 as President and Chief Executive Officer, as described under "Directors' and Officers' Compensation – Employment Agreements and Change of Control Agreements" in this Circular.

OPTIONS/SARS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2006

The following table sets forth details of options to purchase common shares of Emergis granted under the Stock Option Plan to the Named Executive Officers during the financial year ended December 31, 2006. Each option granted under the Plan covers one common share. The Plan is described under the heading "Directors' and Officers' Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan" in this Circular.

OPTION/STOCK APPRECIATION RIGHT (SAR) GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR					
Name	Securities Under Options/SARs Granted (#) [1]	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) [2]	Expiration Date
François Côté	155,000 100,000[2]	24.4 17.7	$5.02 $5.02	$5.02 $5.02	November 3, 2011 December 31, 2011
Robert Comeau	41,000 70,000[2]	6.5 12.4	$5.02 $5.02	$5.02 $5.02	November 3, 2011 December 31, 2011
Marc Filion	31,000 30,000[2]	4.9 5.3	$5.02 $5.02	$5.02 $5.02	November 3, 2011 December 31, 2011
Monique Mercier	35,000 50,000[2]	5.5 8.8	$5.02 $5.02	$5.02 $5.02	November 3, 2011 December 31, 2011
Carlos Carreiro	31,000 30,000[2]	4.9 5.3	$5.02 $5.02	$5.02 $5.02	November 3, 2011 December 31, 2011

(1) As freestanding stock appreciation rights or SARs are not granted, the numbers relate solely to stock options.

(2) Performance-based options granted subject to special terms and conditions as described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan".

AGGREGATED OPTIONS/SARS EXERCISED DURING THE YEAR ENDED DECEMBER 31, 2006 AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options, if any, exercised during the year ended December 31, 2006, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options held at December 31, 2006 and (d) the aggregate value of unexercised in-the-money options at financial year-end, if any, which is the difference between the exercise or base price of the options and the market value of the common shares on December 31, 2006, which was $5.28 per share.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES						
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-end (#)[1]		Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($)[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
François Côté	0	0	12,500	392,500	20,375	283,425
Robert Comeau	0	0	0	166,000	0	129,410
Marc Filion	0	0	47,250	[3] 99,250	250	63,410
Monique Mercier	0	0	57,625	[3] 123,375	250	69,650
Carlos Carreiro	0	0	23,333	96,000	2,583	62,608

(1) As freestanding SARs are not granted, the numbers relate solely to stock options.

(2) On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. The value of unexercised in-the-money options reflects this adjustment.

(3) Mr. Filion and Ms. Mercier, respectively, had 5,000 and 10,000 exercisable options that expired in January 2007.

RETIREMENT ARRANGEMENTS

There is no defined benefit or actuarial pension plan offered to the Named Executive Officers.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL AGREEMENTS

Under contractual arrangements in place with Mr. Côté, in case of termination of his employment with the Corporation either (i) without cause or (ii) due to resignation for a valid reason outlined in his employment agreement, Mr. Côté will be entitled to receive an amount equal to 24 months of his base salary and his bonus (cash and SRs) at target, as well as a lump sum payment of the pro-rated bonus for the months worked during the year. He would also continue to receive medical, dental, and basic life insurance as well as benefits and perquisites for a 24-month period or until he obtains alternative employment, whichever occurs earlier. Mr. Côté will also receive Company contributions to the Deferred Profit Sharing Plan (or his personal RRSP) and an amount equivalent to his health spending account over 24 months. Mr. Côté will receive a lump sum cash payment equal to the amount of the Corporation's contributions which would have otherwise been made by the Corporation over the severance period pursuant to the terms of the ESPP. All stock options held by Mr. Côté will continue to vest during the severance period. In case of a "Change of Control" as defined under the Stock Option Plan of the Corporation during the severance period, all unvested stock options will vest immediately and Mr. Côté will have 90 days from the Change of Control to exercise them. Payments under these arrangements are subject to Mr. Côté signing and complying with a confidentiality, non-competition and non-solicitation agreement with the Corporation upon his departure.

Following Mr. Côté's departure from the Corporation as President, eHealth Solutions North America on May 3, 2004, Mr. Côté received a lump sum payment of $942,296 representing his annual base salary and target bonus up to May 3, 2006 and a pro-rated target bonus and the RRSP contribution for 2004. Upon his appointment as President and Chief Executive Officer of Emergis on November 1, 2004, Mr. Côté agreed to reimburse $660,487 to the Corporation by December 31, 2004. To assist him in reimbursing this amount, he received an interest-free loan in the amount of $231,170 from the Corporation in 2004. The amount of the loan represented tax withheld at source on the severance amount. The loan was repayable when Mr. Côté was reimbursed the amount of withholding by the tax authorities. The loan was reimbursed in 2006.

Pursuant to arrangements with Messrs. Comeau, Filion and Carreiro and Ms. Mercier in case of termination of their employment with the Corporation either (i) without cause or (ii) due to resignation for a valid reason outlined in their agreements, Mr. Comeau is entitled to receive a lump sum amount equal to 18 months, Mr. Filion, 20 months, Mr. Carreiro, 12 months and Ms. Mercier, 24 months, of base salary and their bonus (cash and SRs) at target, as well as a lump sum payment of the pro-rated bonus for the months worked during the year. Each one will also continue to receive medical, dental, and basic life insurance as well as benefits and perquisites until the end of the period covered by the severance or until she/he obtains alternative employment, whichever occurs earlier. They will also receive

Company contributions to the Deferred Profit Sharing Plan and an amount equivalent to the health spending account pro-rated over the severance period. Each one will receive a lump sum cash payment equal to the amount of the Corporation's contributions under the ESPP which would have otherwise been made by the Corporation over the severance period pursuant to the terms of the ESPP. All stock options held by each of them continue to vest during the severance period. In case of a "Change of Control" as defined under the Stock Option Plan of the Corporation during the severance period, all unvested stock options will vest immediately and they will have 90 days following the Change of Control to exercise them. The payments under this arrangement are subject to signing and complying with a confidentiality, non-compete and non-solicitation agreement with the Corporation upon departure.

In the Spring of 2003, arrangements were put in place to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review initiated at that time which culminated in the sale of the US Health operations in March 2004. BCE Inc. later sold its interest in Emergis. These arrangements provided for fixed retention amounts, with the time of payment of various instalments of same being dependent on time of announcement of one or more major transactions involving one of the Corporation's subsidiaries or the Corporation itself, and time at which the Board of Directors determined that the strategic review process was concluded. In the absence of any major transaction, outside payment dates were specified. All retention payments were conditional upon the executive being in office at the specified payment dates. Under the terms of the arrangements, a portion of such retention payments could have been paid in common shares of Emergis to be issued from treasury. Thus, 250,000 shares have been authorized for issue for this retention plan at a market price according to a formula approved by the TSX. The retention payments made to the Named Executive Officers in 2004 and 2005 are reported in the Summary Compensation Table and there are no payments outstanding. All payments have been paid in cash. In August 2005, the TSX approved a transfer of the unused 250,000 shares from the retention program to the ESPP.

TOTAL COMPENSATION

The total compensation package of our executives consists of base salary, annual incentives payable in cash (short-term incentive), SRs (medium to long-tem incentive), stock options (long-term incentive) and benefits and perquisites. The following tables show 2006, 2005 and 2004 fiscal year total compensation for those Named Executive Officers who were in office on December 31, 2006. For Mr. Côté, only total compensation received in his role as the President and CEO is reported.

TOTAL COMPENSATION VALUATION METHODOLOGY

Base salaries effectively earned during the three fiscal years are shown in all tables below. The Annual Incentive includes the cash portion of the annual incentive awards and special performance-based bonuses that were granted by the Board. Other Cash Payments include other incentives paid, as well as retention payments under arrangements that were put in place for certain executives in the Spring of 2003 as described in details under "Executive Compensation - Employment Agreements and Change of Control Arrangements" in this Circular.

The SRs portion of the annual incentive awards is shown under "Share Rights". The value of the SRs is either calculated by multiplying the number of SRs awarded by the closing price of Emergis stock on the TSX on the date of the grant or represents the dollar value of the grant as determined by the Board according to the share rights incentive guidelines.

Stock option values are calculated using a binomial model, the option price and the number of options granted.

Perquisites and benefits are not included in the tables as the aggregate value in any of the three years is less than $50,000 and 10% of each of the Named Executive Officer's total salary and bonus.

Francois Côté President and CEO	2006 ($)	2005 ($)	2004 ($)
Cash Compensation			
Annual Base Salary	$329,952	$300,000	$124,032
Annual Incentive	$330,000	$297,000	$18,231
Other Cash Payments	$0	$0	$0
Equity Compensation			
Share Rights	$330,612	$270,072	$258,676
Stock Options	$403,920	$186,000	$91,250
Total Compensation	**$1,394,484**	**$1,053,072**	**$492,189**

Robert Comeau Chief Financial Officer[1]	2006 ($)	2005 ($)	2004 ($)
Cash Compensation			
Annual Base Salary	$240,000	$120,000	
Annual Incentive	$158,400	$144,000	
Other Cash Payments	$0	$0	
Equity Compensation			
Share Rights	$103,706	$60,384	
Stock Options	$175,824	$94,925	
Total Compensation	**$677,930**	**$419,309**	
[1]Mr. Comeau joined the Corporation on June 27, 2005.			

Marc Filion Executive Vice President, Health Claims Management	2006 ($)	2005 ($)	2004 ($)
Cash Compensation			
Annual Base Salary	$225,750	$225,750	$225,626
Annual Incentive	$225,750	$225,750	$102,491
Other Cash Payments	$150,000	$0	$112,876
Equity Compensation			
Share Rights	$38,563	$28,399	$171,550
Stock Options	$96,624	$55,800	$25,900
Total Compensation	**$736,687**	**$535,699**	**$638,443**

Monique Mercier Executive Vice President, Law and Human Resources	2006 ($)	2005 ($)	2004 ($)
Cash Compensation			
Annual Base Salary	$233,239	$222,794	$222,695
Annual Incentive	$153,938	$133,676	$117,779
Other Cash Payments	$0	$0	$255,698
Equity Compensation			
Share Rights	$82,648	$56,055	$151,700
Stock Options	$134,640	$55,800	$25,900
Total Compensation	**$604,465**	**$468,325**	**$773,772**

Carlos Carreiro Executive Vice President, Service Delivery Operations	2006 ($)	2005 ($)	2004 ($)
Cash Compensation			
Annual Base Salary	$220,115	$203,000	$191,835
Annual Incentive	$145,276	$121,800	$70,702
Other Cash Payments	$0	$0	$63,333
Equity Compensation			
Share Rights	$80,375	$51,075	$36,500
Stock Options	$96,624	$55,800	$15,540
Total Compensation	**$542,390**	**$431,675**	**$377,910**

N.B. Stock options have been included in the column for the year 2006 because they have been granted in late 2006. However, they represent compensation for the year 2007.

COMPENSATION OF DIRECTORS

Directors, other than the Chairman of the Board, who are not officers or employees of Emergis or of any of its affiliates[1] (the "**Eligible Directors**") were compensated for their services as Directors in 2006, and will be compensated as at January 1, 2007, on the following basis:

	2006	2007
Annual Board Retainer [2]	$30,000	$38,000
Annual Audit Committee Retainer [2][3]	$1,000	$2,500
Annual HRCGC Retainer [2]	$1,000	$2,500
Annual HRCGC Chairperson Retainer [2]	$4,000	$8,000
Annual Audit Committee Chairperson Retainer [3]	$20,000	$20,000
Board and HRCGC Attendance Fees [2]	$1,000	$1,500
Audit and ad hoc Committees Attendance Fees	$1,500	$1,500
Travel allowance [4]	N/A	$1,500

Notes:

(1) Mr. Côté, being an officer of Emergis, is not entitled to compensation as a Director.
(2) Effective January 1, 2007, the Annual Retainer Fee was increased from $30,000 to $38,000; the Annual HRCGC Chairperson Retainer fee was increased from $4,000 to $8,000; the Audit and HRCGC Retainer fee was increased from $1,000 to $2,500 and the Board and HRCGC Attendance fees were increased from $1,000 to $1,500 to align the compensation of our Directors with competitive market practices. Further, the Annual Board Retainer fee is paid out in share units under the Share Unit Plan described below until the Director owns 200,000 common shares and/or share units. All other fees are paid in cash unless the Director elects to be paid these fees in the form of share units.
(3) The Annual Audit Committee and HRCGC Chairperson Retainer fees include the Annual Committee Retainer Fees.
(4) If a Director resides outside of Montreal, travel-related expenses are reimbursed and for the Directors who must travel more than 200 km from their place of residence to attend meetings a travel allowance of $1,500 will also be paid.

Mr. Monty receives an annual flat fee of $180,000 as Chairman of the Board of Directors under an agreement entered into in connection with his appointment as Chairman.

The total accumulated value, as of December 31, 2006, of the Directors' equity holdings (common shares and share units) amounted to $27.1 million.

An external consulting firm, Towers Perrin, conducts a periodic assessment of total compensation of our Directors considering our revenue size. It reports the findings to this Committee and recommends changes to be made. Changes were approved in 2006, effective January 1, 2007, as mentioned above.

INDIVIDUAL DIRECTOR COMPENSATION

The following table sets out the compensation paid during the year ended December 31, 2006 to each individual who was a Director in 2006, except for Mr. Côté who, as an officer of Emergis, is not entitled to compensation as a Director.

Name	Board Retainer ($)	Committee Member Retainer ($)	Committee Chair Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees ($)	Percent of Fees Payable in Share Units
Jean Monty	180,000	-	-	-	-	180,000	0%
Pierre Ducros	30,000	-	4,000	10,000	4,000	48,000	100%
J. Spencer Lanthier	30,000	-	20,000	10,000	6,000	66,000	45%
Peter C. Maurice [1]	30,000	1,869	-	10,000	8,500	50,369	100%
Eric Rosenfeld	30,000	1,000	-	10,000	6,000	47,000	100%
Calin Rovinescu [2]	10,715	133	-	3,000	1,500	15,348	73%
Ron Zambonini	30,000	1,000	-	9,000	4,000	44,000	100%

(1) In addition to his membership on the HRCGC Committee, Mr. Maurice was named to the Audit Committee at the February 17, 2006 Board meeting.

(2) Mr. Rovinescu resigned from the Audit Committee on February 17, 2006 and from the Board on May 9, 2006. Consequently, as per the Emergis Inc. Share Unit Plan for Non-Employee Directors, a participant who ceases to be an Eligible Director no longer is eligible to receive share units under the Plan and Mr. Rovinescu was compensated in cash for his participation as Board member in Q2 2006.

DIRECTORS' SHARE UNIT PLAN

So as to align more closely the interests of our Directors with those of our shareholders, effective October 1, 1999, the fees payable to Eligible Directors, other than attendance fees have been paid in the form of share units under the Emergis Inc. Share Unit Plan for Non-Employee Directors (1999) (the "**Share Unit Plan**"). Directors may also elect to receive the attendance fees in the form of share units. The Share Unit Plan was amended on April 1, 2003 to provide that the Annual Board Retainer is paid in the form of share units until a certain share ownership level for purposes of the Plan is met. Such level was set at $60,000 in 2003 and increased to 200,000 shares or share units on November 1, 2004. Once this level is met, a Director may elect to receive the Annual Board Retainer in share units or in cash. The Committee Retainer fees, the Committee Chairperson Retainer fees and the attendance fees are paid in cash unless the Director elects to be paid these fees in the form of share units. Under the Share Unit Plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for each Eligible Director. No shares are purchased on the open market until such time as a Director ceases to be a member of the Board of Directors. Within a certain period following the cessation of board service (or following the day when a Director ceases to be an employee of Emergis or any of its affiliates, whichever occurs later), the departing Director can elect to have his/her share units paid to him/her and the Corporation, at its discretion, may pay the share units in cash or shares, less withholding taxes. If the payment is made in shares, the departing Director's broker purchases on the open market a number of common shares of the Corporation equal to the Director's credit balance under the Share Unit Plan net of applicable withholding taxes; and such shares are then delivered to the Director. Additional share units are credited to the account maintained for each Eligible Director to reflect the amount of dividends paid on or other distributions made on the Common Shares.

On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Share Unit Plan, additional share units were granted to each Eligible Director reflecting this special distribution based on the share units held of record by each Eligible Director on June 25, 2004. The number of share units credited was based on the market value of our common shares on June 30, 2004.

STOCK OPTIONS

On December 17, 2002, the Board of Directors decided that grants of options would not be made to Directors and that the Stock Option Plan would be amended accordingly. No stock options are currently held by our Directors, other than our President and Chief Executive Officer who has received options in his capacity as an officer.

MINIMUM SHARE OWNERSHIP GUIDELINE

Directors must own, within three years from their election to the Board of Directors, common shares or share units of Emergis having a value of $114,000, which is equivalent to three (3) times the Annual Board of Directors Retainer fee. The value is measured at the higher of the purchase price (or historical cost) or fair market value.

As of December 31, 2006, all Directors had reached the required share ownership target.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of securities authorized for issuance from treasury under the Corporation's equity compensation plans as of December 31, 2006.

EQUITY COMPENSATION PLAN INFORMATION			
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** (a)	**Weighted-average exercise price of outstanding options, warrants and rights** (b)	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** (c)
Equity compensation plans approved by securityholders	2,879,455[1]	$11.36[2]	6,700,713
Equity compensation plans not approved by securityholders	0	0	250,000[3]
Total	2,879,455	$11.36[2]	6,950,713

(1) These securities include common shares of Emergis to be issued under the Stock Option Plan. The number also includes common shares of Emergis issuable under stock option plans assumed in connection with the acquisitions of SNS/Assure Corp. and Assure Health Inc. in November 1999. Emergis assumed the obligations of these corporations under their respective stock option plans and the options under such plans now entitle the holder to common shares of Emergis.

As at December 31, 2006, there were 4,044 stock options outstanding, with a weighted-average exercise price of $21.71 under the SNS/Assure Corp. and Assure Health Inc. plans. The exercise prices under these stock option plans assumed as part of the acquisition are based on a formula related to the acquisition price. The options under the SNS/Assure Corp. and Assure Health Inc. plans are all vested and will generally expire 10 years from the date of their original grant.

(2) On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. The weighted average exercise price of outstanding stock options shown in this column reflects this adjustment.

(3) These securities are available for issuance under the Employee Share Purchase Plan, described below. The reserve of 250,000 was transferred to the plan following the termination of the Executive Retention Plan (see "Executive Compensation – Employment Agreements and Change of Control Agreements" in this Circular for details).

EMPLOYEE SHARE PURCHASE PLAN

The ESPP allows participating Canadian employees to contribute up to 10% of their pre-tax salary to purchase common shares of Emergis. Emergis matches each dollar a participant contributes by an amount equal to 50% of the participant contribution up to 3% of a participant's earnings. All shares acquired are vested immediately. Rights under the ESPP are not transferable except as provided in the plan in the case of death. The ESPP has been amended in 2006. The officers' maximum contribution has been reduced to 10% from 12% of base salary, and the Company contribution is now capped at 3% of base salary, as for all other participants.

The shares offered under the ESPP are purchased by a plan trustee either from the Corporation's treasury, on the open market or by private purchase. The number of shares issued from treasury to insiders cannot exceed 49.9% of shares issued under the ESPP unless all regulatory requirements related to such issuance are met. The number of shares issuable to participants of the ESPP who are insiders, at any time, under the ESPP and under all other security based compensation arrangements of the Company may not exceed 10% of issued and outstanding shares; and the number of shares issued to participants of the ESPP who are insiders of the Company, within any one year period, under the ESPP and under all other security based compensation arrangements of the Company, may not exceed 10% of the issued and outstanding shares of the Company. In addition, the number of shares which may be issued under the ESPP to any one insider and his or her associates, within any one year period, under the ESPP and under all security-based compensation arrangements of the Company, may not exceed 5% of the issued and outstanding shares of the Company. The price of the shares purchased from treasury is equal to the average of the high and low trading prices for a board lot sale of Emergis common shares on the TSX on each of the trading days on which at least a board lot of shares was traded, on the five (5) trading days immediately preceding the day on which the purchase is made. In the event of termination of a participant's employment by the Company or as a result of resignation, death, retirement or long-term disability, participation in the ESPP will cease upon the effective date of employment termination and accumulated amounts to the credit of a participant, as well shares to the credit of a participant, will be returned to the participant or his or her estate. Employees of subsidiaries are eligible to participate in the ESPP for as long as such subsidiaries are controlled by the Company, unless otherwise determined by the Board.

The Committee is responsible for the general administration of the ESPP and has full and complete authority to interpret the ESPP and to prescribe such rules and regulations and make such other determinations as it deems necessary to meet the objectives of, and administer, the plan. The Board of Directors has the right to amend, modify or terminate the Plan or participation therein, in whole or in part, or in regard to any or all participants, at any time, provided such action has no retroactive effect. See page 11 of this Circular for a description of proposed amendments to the ESPP to be voted on by the shareholders.

The following table sets forth the number of securities issued and issuable under each of our security-based compensation arrangements and the number of Emergis common shares underlying outstanding options and percentage represented by each calculated over the number of outstanding Emergis common shares on December 31, 2006.

Plan	Common Shares Issuable (Reserve Available)		Common Shares Issued Under the Plans		Common Shares Underlying Actual Grants	
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Emergis Stock Option Plan	6,700,713	7.47	3,296,920	3.68	2,875,411	3.21
SNS/Assure Corp. and Assure Health Inc. Stock Option Plans	31,441	0.04	230,100	0.26	4,044	0.00
Employee Share Purchase Plan	250,000	0.28	295,837	0.33	0	0.00
Total	6,982,154	7.78	3,822,857	4.26	2,879,455	3.21

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

At Emergis, we believe that good governance is paramount to corporate success and we are proud of our corporate governance practices. The table hereunder shows that we comply with the guidelines described in National Policy 58-201 entitled "Corporate Governance Guidelines" adopted by the Canadian Securities Administrators (the "**CSA**") in 2005.

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
BOARD OF DIRECTORS		
1. The Board should have a majority of independent directors.	✓	The Board of Directors consists of a substantial majority of independent Directors as, of the 7 Directors currently serving on the Board of Directors, 6 are considered independent Directors. The independent Directors are Messrs. Jean C. Monty, Pierre Ducros, J. Spencer Lanthier, Peter C. Maurice, Eric Rosenfeld and Ron Zambonini. Mr. François Côté cannot be considered independent because he is a senior executive of the Corporation. In order to determine whether or not a Director is independent, the Board analyzes information provided by the Directors or the nominees regarding their personal and business relationships with the Corporation. Seven Directors stand as nominees for re-election to the Board. Based on applicable rules, the Board, on advice from the HRCGC, has affirmatively determined that 6 out of the 7 nominees (namely, all nominees except Mr. Côté) have no material relationship with the Corporation. Mr. Rosenfeld is an executive officer of an entity, Crescendo Partners L.P., whose associate, Crescendo Partners II L.P. Series M, owns approximately 15.2% of our shares. Such entity does not control the Corporation and, accordingly, under National Policy 58-201 of the CSA, Mr. Rosenfeld is considered independent. A record of the attendance of each Director at Board and Committee meetings held in 2006 is set out in Schedule A to this Circular. **Shareholders may communicate directly with the independent Directors by writing to: The Chairman of the Board of Directors, Emergis Inc., 1000, de Sérigny, 6th Floor, Longueuil, Quebec, J4K 5B1 c/o The Corporate Secretary.** ******
2. If a director is presently a director of any other reporting issuer, identify both the director and the other issuer.	✓	A listing of the boards of other reporting issuers on which the Directors of the Corporation sit can be found in the Section "Nominees for Election as Directors" of this Circular. ******
3. The chair of the Board should be an independent director.	✓	Mr. Jean Monty acts as non-executive Chairman of the Board and is an independent Director. His role and responsibilities are described in Schedule B to this Circular. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
4. The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	✓	The Chairman of the HRCGC and the Chairman of the Audit Committee provide for sessions following each meeting of such Committees attended only by independent Directors. In 2006, at all meetings of the Audit and HRCGC Committee meetings (i.e. a total of eight meetings), members met without management. These two Committees include all independent Directors. In addition, independent Directors met without management during three meetings of the Board of Directors. ******
BOARD MANDATE		
5. The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.	✓	The Board of Directors has adopted a mandate in which it acknowledges its stewardship responsibility. The Board's mandate can be found in Schedule B to this Circular. ******
POSITION DESCRIPTIONS		
6. The Board should develop clear position descriptions for the chair of the Board and the chair of each Board committee. In addition, the Board should develop a clear position description for the CEO. The Board should also develop or approve the goals and objectives that the CEO must meet.	✓	The Board has adopted a written mandate including the duties of the Chairman of the Board which can be found in Schedule B to this Circular. The description of the duties of the Chairman of each Board Committee is included in the relevant Committee Charter. Thus, the duties of the Chairman of the Audit Committee are included in the Audit Committee Charter attached as Appendix A to the Corporation's 2006 Annual Information Form and is available on our website at www.emergis.com. The description of the duties of the Chairman of the HRCGC is included in the HRCGC Charter attached as Appendix B to the Corporation's 2006 Annual Information Form and is available on our website at www.emergis.com. In addition, the Board has adopted a position description for the President and Chief Executive Officer. It provides generally that the CEO is responsible for establishing the strategic and operational orientation of the Corporation and in so doing to provide leadership and vision for the effective overall management, profitability, shareholder value enhancement and growth of the Corporation. The position description also highlights the leadership role of the CEO and his accountability to the Board in matters of integrity, strategy, risks, budget, governance, policies and disclosure and on general operations management. In addition, the respective roles of the Board and of management are set out in our Schedule of Authorities which lists certain transactions that management is authorized to carry out without necessitating specific Board approval and others that require specific Board approval. Upon recommendation from the HRCGC, the Board approves on an annual basis the corporate objectives that the President and Chief Executive Officer is responsible for meeting and assesses him

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
		against these objectives. In addition, the HRCGC receives from the President and Chief Executive Officer the written objectives for each of the executive officers who report directly to him, approves them, and assesses these officers against these objectives. ******
ORIENTATION AND CONTINUING EDUCATION		
7. The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the issuer expects from its directors). All new directors should understand the nature and operation of the issuer's business. The Board should provide continuing education opportunities for all directors.	✓	An orientation program is in place for new Board members. Upon joining the Board, Directors meet with members of senior management to familiarize themselves with our business and are provided with material about our strategy, our operations, and our policies. In particular, it includes recent management and analyst reports, and many public documents about the Corporation. The new Directors also meet with the Chairman of the Board to discuss the Company's internal workings and its expectations of Directors. The Chairman of the Board informs new Directors of the Company's corporate governance practices and particularly, the role of the Board, its committees and each Director. The commitment of time and resources expected of Directors is now set out in the Board of Directors' Statement of Corporate Governance Principles & Guidelines included as Schedule C to this Circular. In terms of continuing education, at every meeting of the Board of Directors, Directors have an opportunity to hear presentations by executive officers on various topics concerning the Corporation's operations. In particular, the President and CEO does a full review of business developments during the previous quarter. Members also receive regularly information concerning industry and competitive trends and product reviews are made at periodic Board sessions to ensure better understanding of the nature and operation of our business. ******
BUSINESS ETHICS		
8. The Board should adopt a written code of business conduct and ethics. The code should be applicable to directors, officers, and employees of the issuer.	✓	The Board has adopted a Code of Business Conduct which applies to Directors, officers, employees and consultants of the Corporation. This Code is available on SEDAR and on the Company's website (www.emergis.com). It addresses the issues recommended in National Policy 58-201 of the CSA and a signed acknowledgment is requested from every employee, officer and Director on a yearly basis. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
9. The Board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer's directors or executive officers should be granted by the Board (or a Board committee) only.	✓	The HRCGC is responsible for reviewing and recommending to the Board changes to the Code of Business Conduct. The Code is reviewed annually by the legal and human resources departments to ensure that it complies with legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the HRCGC. The Audit Committee is responsible for overseeing compliance with the Code of Business Conduct by Directors, officers, employees and consultants, as part of its overall responsibilities regarding internal controls. Every year, there is a report to the Audit Committee as to the annual acknowledgment by employees, officers and Directors. No waivers have been sought for Directors and executives and there are no breaches to report in this respect. ******
10. The Board must ensure that directors exercise independent judgement in considering transactions and agreements in which a director or executive officer has a material interest.	✓	The Board has adopted Conflict of Interest Guidelines for Directors. Such guidelines prescribe the procedure through which Directors disclose their interests in other companies or in particular transactions. It also addresses how these conflicts are dealt with at Board meetings. If at any Board meeting a Director has a material interest in a matter being considered, such Director should not be present for discussions relating to the matter and should not participate in any vote on the matter. It also provides the criteria for eligibility to be a Director of Emergis (for instance, a Director of a corporation competing with Emergis is not eligible to be a Director) and prescribes guidelines regarding the use of confidential information and corporate opportunities. The Code of Business Conduct also provides that Directors, officers, employees and consultants must avoid placing themselves in situations of conflict of interest. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
11. The Board must take steps to encourage and promote a culture of ethical business conduct.	✓	The promotion of a culture of integrity is part of the Board mandate. See Schedule B to this Circular. As well, the Code of Business Conduct specifies that all members of senior management have a special duty to uphold the Company's reputation for integrity, honesty and ethical conduct by setting an example of compliance and by creating a work environment that encourages ethical behaviour. In addition, the list of Directors' expectations and personal qualities included in the Board of Directors' Statement of Corporate Governance, Principles and Guidelines attached as Schedule C to this Circular provides that Directors of the Corporation must show high ethical standards and integrity and support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the Corporation. Furthermore, one of the principal duties of the President and CEO in his position description is to "promote a corporate culture that fosters integrity and ethical values throughout the organization". The Board has also adopted whistleblower procedures which allow employees to raise concerns regarding accounting, internal accounting controls or auditing matters on a confidential and anonymous basis (see "Complaint Procedures for Accounting and Auditing Matters" available on our website at www.emergis.com). The complaints are forwarded to the chief legal officer who notifies the Chair of the Audit Committee. ******
NOMINATION OF DIRECTORS		
12. The Board should appoint a nominating committee composed entirely of independent directors.	✓	The HRCGC is responsible for recommending nominees to the Board for election as Directors of the Corporation. The Committee is composed of four Directors, all of whom are independent. ******
13. The nominating committee should have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.	✓	The Board adopted a revised Charter for the HRCGC on February 17, 2006 and such Charter is reviewed annually. The Committee assumes all the responsibilities recommended in National Policy 58-201 of the CSA and its Charter also provides that it has the authority to engage outside advisors if necessary. For more details, a description of the HRCGC's responsibilities, powers and operation can be found in the Report on Executive Compensation starting on page 13 of this Circular. As well, items 14 to 17 below give further details on the responsibilities on the HRCGC as it regards the nomination of Directors. The full Charter is attached as Appendix B to the Corporation's 2006 Annual Information Form and can be found on our website at www.emergis.com. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
14. Prior to nominating or appointing individuals as directors, the Board should adopt a process involving the following steps: consider what competencies and skills the Board, as a whole, should possess and assess what competencies and skills each existing director possesses.	✓	The Board has established and adopted a Statement of Corporate Governance Principles and Guidelines which can be found in Schedule C to this Circular. Such document includes a list of qualifications, personal qualities and personal commitments expected of Directors. In addition, the HRCGC ensures that the choice of nominees takes into account the competencies and skills that the Board, as a whole, should possess and reports to the Board accordingly. Prior to nominating a new candidate to the Board, the HRCGC develops a list of skills and competencies. ******
15. The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making by the Board.	✓	Each year the Board examines its size. Following the most recent review, the Board has concluded that, at this time, it will continue to be effective with 7 members. The Board is of the view that its current size is well suited to our circumstances, and allows for the efficient functioning of the Board as a decision-making body. ******
16. The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.	✓	The HRCGC is responsible for identifying and recommending to the Board new Director nominees. ******
17. In making its recommendations, the nominating committee should consider the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess and those that the Board considers each existing director and new nominee to possess.	✓	Members of the HRCGC strive to ensure that the composition of the Board is such that all required competencies and skills are represented on the Board and the nominees will make a competent and dynamic team which can carry out the Board of Directors' mandate successfully. ******
COMPENSATION		
18. The Board should appoint a compensation committee composed entirely of independent directors.	✓	The Charter of the HRCGC provides that it is responsible for compensation matters. The Committee is composed of 4 Directors, all of whom are independent. ******
19. The compensation committee should have a written charter that establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.	✓	The Board has adopted a Charter for the HRCGC which covers compensation matters. The Committee, pursuant to this document, assumes all the responsibilities recommended in National Policy 58-201 of the CSA and its charter also provides that the Committee has the authority to engage outside advisors if necessary. For more details, a description of the HRCGC's responsibilities, powers and operation can be found in the Report on Executive Compensation starting on page 13 of this Circular. The full Charter is attached as Appendix B to the Corporation's 2006 Annual Information Form and is available on our website at www.emergis.com. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
20. The compensation committee should be responsible for: reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO's compensation level based on this evaluation; making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans and reviewing executive compensation disclosure before the issuer publicly discloses this information.	✓	These responsibilities are specified in the HRCGC Charter. The procedure by which the Board determines the compensation of executives can be found in the HRCGC Report on Executive Compensation starting on page 13 of this Circular. See also our answer to item 6 hereinabove. Compensation of Directors is recommended to the Board by the HRCGC. In so doing, the Committee considers the involvement of the Directors, their responsibilities, the risks that they assume, and best Canadian practices. A review of Directors' compensation was conducted in 2006 and such compensation was modified as presented on page 28 of this Circular. ******
21. If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	✓	The firm Towers Perrin has been hired by the Corporation to review our practices compared to Canadian market trends with respect to compensation of senior executives and Directors. It also acts for the Corporation with respect to other compensation matters and benefits plans. Please refer to the HRCGC Report on Executive Compensation which can be found on page 13 in this Circular where the mandate of Towers Perrin is described. ******
OPERATIONS OF THE BOARD OF DIRECTORS		
22. Identify the standing committees of the Board other than the audit, nominating, and compensation committees, and describe their function.	✓	The standing committees of the Board are only the Audit Committee and the HRCGC. ******
23. The Board, its committees, and each individual director should be regularly assessed regarding his, her, or its effectiveness and contribution.	✓	The HRCGC is responsible for overseeing the Company's corporate governance matters. The Committee sends, on a regular basis, a questionnaire to each member of the Board to assess the effectiveness of the Board as a whole and its committees, and reports its findings to the Board. With this questionnaire, the Committee examines the mandate of the Board and the charter of each committee of the Board and ensures that they are being carried out. The assessment also includes a review of the way the Chairman of the Board and the committee chairs fulfill their duties. The individual assessment of each member of the Board is made using a questionnaire which is sent to each of them. The first part is a self-assessment analysis by each Director and the second part is an assessment of the Chairman of the Board and each Committee Chair. The questionnaire serves as a guide for a separate meeting between the Chairman of the Board and each Director in order to review and assess individual performance. ******

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Insurance coverage in the aggregate amount of $30 million has been purchased for the protection of all of our Directors and Officers and certain employees against liability incurred by such individuals. The aggregate amount charged to us in respect of this coverage was $413,250 for the twelve months ended June 16, 2006 and $236,250 for the twelve months ending June 16, 2007. In any case in which we are not permitted by law to reimburse the insured, the deductible is nil. Where we are permitted to reimburse the insured, the deductible is $250,000 per event.

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in the accompanying 2006 Annual Report which includes our audited consolidated financial statements for the year ended December 31, 2006, in our 2006 Annual Information Form, and in this Circular, we are not aware that any of the Directors, Officers, nominees for election as Directors, other insiders or any persons associated or otherwise related to any of them has had a material interest in any transaction carried out since the beginning of our last completed fiscal year or proposed transaction which has materially affected or could materially affect Emergis.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

We will consider proposals from shareholders to include as items in next year's management proxy circular for our 2008 annual general meeting of shareholders. Please send your proposal to us no later than December 20, 2007.

ADDITIONAL INFORMATION

You can ask us for a copy of the following documents at no charge:

- our most recent annual report, which includes our comparative financial statements for the most recently completed financial year together with the accompanying auditors' report and Management's Discussion and Analysis
- any interim financial statements that were filed after the financial statements for our most recently completed financial year
- our Management's Discussion and Analysis for the interim financial statements
- the management proxy circular for our most recent annual shareholder meeting
- our most recent Annual Information Form, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to our Executive Vice President, Law and Human Resources at 1000 de Sérigny, 6th Floor, Longueuil, Québec J4K 5B1 or fax to 450 928-6344 or call 450 928-6000 or 1 866 363-7447.

These documents are also available on SEDAR at www.sedar.com.

All of our news releases are also available on our website.

APPROVAL OF CIRCULAR

I, the undersigned, as Executive Vice-President, Law and Human Resources of Emergis Inc., hereby certify that the contents of this Management Proxy Circular and the sending thereof have been approved by the Board of Directors on February 21, 2007.

Monique Mercier

Monique Mercier
Executive Vice-President, Law and
Human Resources

Schedule A

BOARD AND BOARD COMMITTEE MEETING ATTENDANCE

	BOARD		BOARD COMMITTEES			
			AUDIT		HRCGC [1]	
	10 meetings		4 meetings		4 meetings	
DIRECTORS	#	%	#	%	#	%
François Côté	10 of 10	100	– [2]	–	– [2]	–
Pierre Ducros	10 of 10	100	–	–	4 of 4	100
Spencer Lanthier	10 of 10	100	4 of 4	100	–	–
Peter Maurice	10 of 10	100	3 of 3 [3]	100	4 of 4	100
Jean Monty	10 of 10	100	–	–	4 of 4	100
Eric Rosenfeld	10 of 10	100	4 of 4	100	–	–
Calin Rovinescu	3 of 3 [4]	100	1 of 1 [4]	100	–	–
Ron Zambonini	9 of 10	90	–	–	4 of 4	100

1) Human Resource and Corporate Governance Committee.

2) The President and CEO does not serve on any committee of the Board, but regularly attended committee meetings.

3) Peter Maurice, already a member of the HRCGC, was appointed as member of the Audit Committee by the Board on February 17, 2006 and thus was not required to attend the first 2006 Audit Committee Meeting.

4) Calin Rovinescu resigned from the Audit Committee on February 17, 2006 and from the Board on May 9, 2006.

Schedule B

EMERGIS INC.

BOARD MANDATE AND ROLE OF BOARD CHAIR

The purpose of this document is to set out the roles and responsibilities of each of the Board of Directors of the Corporation (the "**Board**") and the Board Chair, including the Board's oversight of management.

1. **THE BOARD OF DIRECTORS**

   a) **Roles of Board & Management**: The role of the Board is to supervise the management of the Corporation by establishing policies and procedures directed at promoting and monitoring good corporate governance and effective corporate management. The role of management is to conduct the day-to-day operations of the Corporation under the oversight of the Board. The Board has delegated the approval of certain matters to management pursuant to its resolutions or its schedule of Authorities, as amended from time to time, subject to certain limitations imposed by the Corporation's governing statute. The Board has also delegated to committees of the Board certain tasks and responsibilities.

   b) **Composition and Chair**: The Board elects a Chairperson of the Board (the "**Chair**") from among its members. At all times, a majority of the Board shall be comprised of Directors who are "independent" as defined under applicable law.

   c) **Responsibilities**: As part of its stewardship role, the Board steers management on significant business issues, taking into account and relying on experts' opinions, as advisable, and has the following responsibilities:

      (i) *Strategic Planning:*

      - Approving the Corporation's strategic goals, taking into account, amongst other matters, business opportunities, risks and the best interests of the Corporation.
      - Approving and monitoring the implementation of the Corporation's annual operational plan and key corporate goals.
      - Advising management on strategic issues.

      (ii) *Human Resources and Performance Assessment:*

      - Choosing and replacing the Chief Executive Officer ("**CEO**") and approving the appointment or termination of other senior executives.
      - Satisfying itself, to the extent feasible, as to the integrity of the CEO and other senior executives and that senior management creates a culture of integrity throughout the organization.
      - Approving the total compensation of the CEO and other senior executives.
      - Establishing the criteria against which to evaluate corporate and senior management performance in light of the key annual corporate goals.
      - Monitoring and assessing the performance of the CEO and of senior management against such criteria.
      - Monitoring the management succession planning process (including the development of senior management).

      (iii) *Corporate Governance:*

      - Establishing, monitoring and maintaining effective corporate governance policies and procedures for both the Board and management.

- Monitoring the size and composition of the Board to ensure effective decision-making.
- Appointing Committees of the Board, establishing their mandates, appointing their members, and receiving their recommendations.
- Ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual Directors and determining their remuneration.
- Developing criteria for selecting Board candidates and identifying potential candidates qualified to become Directors; approving the list of Board nominees for election by shareholders and filling Board vacancies.
- Appointing or engaging experts, as necessary or advisable, at the expense of the Corporation.
- Promoting a culture of integrity and, to that effect, reviewing, from time to time, the code of business conduct applicable to Directors, officers, and employees and monitoring compliance therewith, with the understanding that waivers from the code can only be granted by the Board.

(iv) *Corporate Risks:*

- Assessing and monitoring on a regular basis the principal risks of the business of the Corporation.
- Establishing policies and procedures that address those corporate risks in an effective manner.

(v) *Financial matters, internal controls and communications:*

- Monitoring the quality and integrity of accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:
  - The integrity and quality of financial statements and other financial information and the appropriateness of their disclosure;
  - External auditors' independence and qualifications;
  - The performance of the internal audit function and of the external auditors;
  - The compliance with applicable legal and regulatory requirements.
- Adopting communications plans and disclosure policies and monitoring the Corporation's programs with respect thereto.
- Monitor feedback received by the Corporation from stakeholders.
- Overseeing the Corporation's capital structure in light of its strategic objectives.

2. THE BOARD CHAIR

a) **Role**: The Chair is a non-executive Director who is designated by the Board. The Chair's key role is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, and (ii) carries out its responsibilities effectively.

b) **Responsibilities**:

The Chair's responsibilities include the following:

(i) *Providing leadership to enhance Board effectiveness*

- Taking reasonable steps to ensure that the Board works as a cohesive group and providing the leadership essential to achieve this.

- Taking reasonable steps to ensure that the resources available to the Board (in particular timely and relevant information) are adequate to support its work.

(ii) *Managing the functioning of the Board*

- Setting the Board agendas in consultation with the CEO and the Corporate Secretary.
- Adopting procedures to ensure that the Board can conduct its work effectively and efficiently, and overseeing committee structure and composition.
- Overseeing the scheduling and management of meetings, including meetings without management present.
- Acting as Chair of Board meetings effectively, encouraging full participation and discussion by individual Directors, stimulating debate, facilitating consensus and ensuring that clarity regarding decisions is reached and duly recorded.
- Regularly reviewing with the Human Resources and Corporate Governance Committee the size and composition of the Board and its committees to ensure effective decision-making.
- Ensuring that the conduct of Board meetings provides adequate time for serious discussion of relevant issues.
- Ensuring that, where functions are delegated to committees, the functions are carried out and results are reported to the Board.
- Overseeing situations where conflicts of interest may arise and consulting with the Board in such cases.

(iii) *Ensuring Board quality and continuity*

- Meeting, from time to time, with the Human Resources and Corporate Governance Committee Chair to review Board, Board committee, committee chairs and Board members' performance and to discuss nominees as Directors to be submitted to the Board for its approval.

(iv) *Acting as liaison between Board and management and representing the Corporation to external groups*

- Providing advice and counsel to the CEO.
- Working closely with the CEO and the Chief Legal Officer to ensure that the Corporation is building a healthy governance culture.
- Reviewing with the CEO, prior to submission to the Board, acquisitions and divestitures, financings and similar major activities.
- At the request of the Board or the CEO, and working closely with the CEO, representing the Corporation to external groups such as shareholders and other stakeholders, including local community groups and governments.

Schedule C

BOARD OF DIRECTORS' STATEMENT OF CORPORATE GOVERNANCE PRINCIPLES & GUIDELINES

I. Responsibilities of the Board of Directors of EMERGIS Inc.

The purpose, duties and responsibilities of the Board of Directors (the "**Board**") of Emergis Inc. ("**Emergis**" or the "**Corporation**"), together with the duties and responsibilities of the Board Chair, are set out in the Emergis Inc. Board of Directors Mandate (including Board Chair position description).

II. Qualifications and Composition of the Board and its Committees

A. *Qualifications of Directors*

1. The members of the Corporation's Board must meet statutory qualification requirements under: (a) the *Canada Business Corporations Act* ("**CBCA**"), sections 105(1) and 105(3.1), which require, respectively, that a Director must be an individual who is 18 years of age or older, of sound mind, and who does not have the status of bankrupt, and that at least a majority of the Directors must be resident Canadians; and (b) all other applicable legislation.

2. It is the Corporation's policy that not less than a majority of its Directors shall be "independent", as defined under applicable legislation, and as further determined annually by the full Board. The results of these assessments are disclosed annually in the Corporation's management proxy circular or annual information form.

B. *Committee Composition*

The Corporation's policy is that each of the Audit Committee and the Human Resources & Corporate Governance Committee ("**HRCGC**") of the Board shall be comprised solely of "independent" Directors.

C. *Board Composition*

The Board strives to achieve a board of an appropriate size that can function effectively as a body, and an appropriate mix of skills, expertise and experience among its members. In addition, the Board strives to establish a membership that is geographically representative of Emergis' shareholder and customer base.

III. Director Expectations & Personal Commitments

A. *Compliance with Policies*

The Board expects all of its members to comply with this Statement of Corporate Governance Principles & Guidelines, and to comply with the Corporation's Policies that are applicable to the Directors:

1. The Conflict of Interest Guidelines for Directors;
2. The Share Ownership Guidelines for Directors;
3. The Insider Trading & Reporting Guidelines for Directors & Officers;
4. The Code of Business Conduct (the "**Code**");
5. The Disclosure Policy.

B. *Personal Qualities*

The Board expects all of its members to demonstrate the following personal and professional characteristics:

1. High ethical standards and integrity, and support of the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the Corporation,
2. Leadership,

3. Financial literacy,
4. Remain up-to-date in his/her own field of expertise.

C. *Personal Commitments*

The Board expects all of its members to make the following commitments during the tenure of their service as Directors of the Corporation:

1. Participate in the Corporation's Director orientation program (including review of reference materials and meetings with key management personnel),

2. Participate in continuing education and development programs (internal and/or external programs),

3. Develop and expand their broad, current knowledge of the nature and operation of the Corporation's businesses,

4. Understand the role of the Board and its Committees,

5. Strive to attend all Board meetings and meetings of Committees on which they serve. Individual Director's attendance at meetings is reviewed annually and is disclosed publicly in the Corporation's management proxy circular or annual information form,

6. Devote sufficient time to preparation for meetings, including by critically reading all meeting materials provided prior to the meetings,

7. Actively participate in meetings through relevant and thought-provoking questions and comments,

8. Commit the necessary time required to be an effective and fully contributing member of the Board and each Committee on which they serve. In this regard, the Board recommends that:

    a) Each Director should review, from time to time, their other commitments (including their commitments as Directors on other public, private or non-profit company boards), and

    b) Each Director should consider whether current or intended future commitments may limit their ability to be an effective and fully contributing member of the Corporation's Board and each Committee on which they serve and

9. Participate in the annual assessment process regarding (a) their own performance as a member of the Board and (b) the performance of the Board, and of each Committee of the Board on which they serve, and (c) the performance of the Chair of the Board, and the Chair of each Committee of the Board on which they serve.

IV. Access to External Experts and Advisors

As considered necessary and appropriate in the opinion of the Board (or in the opinion of the subject Board Committee, as the case may be), the Board and its Committees may consult with independent legal, financial, accounting and other experts and advisors to assist in their duties to the Corporation and its shareholders.

V. Periodic Review

This Statement of Corporate Governance Principles & Guidelines shall be reviewed by the HRCGC at least annually, for recommendation to the full Board.


Emergis

END